Filed By Transocean Ltd. (Commission File No. 000-53533)

And Transocean Inc. (Commission File No. 005-60501)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Songa Offshore SE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  January 30, 2018

TRANSOCEAN LTD.

(Exact name of registrant as specified in its charter)

Switzerland	000-53533	98-0599916
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

Turmstrasse 30
6312 Steinhausen
Switzerland	CH-6312
(Address of principal executive offices)	(zip code)

Registrant’s telephone number, including area code: +41 (22) 930-9000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒               Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                 Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                 Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                 Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01                                 Entry into a Material Definitive Agreement

On January 30, 2018, in connection with the closing of the previously-announced offering by Transocean Inc., a wholly-owned subsidiary of Transocean Ltd., of U.S. $853,804,000 in aggregate principal amount of 0.5% Senior Exchangeable Bonds due 2023 (the “Exchangeable Bonds”), Transocean Inc. entered into an indenture (the “Indenture”) with Transocean Ltd., as guarantor, and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as co-trustees.

The Exchangeable Bonds are fully and unconditionally guaranteed on a senior unsecured basis by Transocean Ltd. and are exchangeable for shares, par value CHF 0.10 per share (“Shares”), of Transocean Ltd. at an initial exchange rate of 97.29756 Shares per USD 1,000 principal amount of Exchangeable Bonds, subject to adjustment as described in the Indenture. A complete description of the terms of the Exchangeable Bonds, including the terms regarding the exchange of Exchangeable Bonds for Shares, can be found at and is incorporated by reference to the section “Description of Transocean Exchangeable Bonds” in the Registration Statement on Form S-4 (File No. 333-220791) filed by Transocean Ltd.  and Transocean Inc. (the “S-4 Registration Statement”).

The description above does not purport to be complete and is qualified in its entirety by the Indenture and form of Exchangeable Bonds which are filed herewith as Exhibits 4.1 and 4.2 to this Current Report on Form 8-K and incorporated by reference herein.

Item 2.03                                 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth in Item 1.01 above is incorporated by reference into this Item 2.03.

Item 3.02                                 Unregistered Sales of Equity Securities

On January 30, 2018, Transocean Inc. announced the completion of its previously-announced private exchange offers (the “Private Exchange Offers”) with certain former bondholders of Songa Offshore SE (“Songa Offshore”) and a former Songa Offshore loanholder.  Pursuant to the Private Exchange Offers, Transocean Inc. issued an aggregate principal amount of $292,364,000 Exchangeable Bonds. The Exchangeable Bonds were issued in a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

A complete description of the terms of the Exchangeable Bonds, including the terms regarding the exchange of Exchangeable Bonds for Shares, can be found at and is incorporated by reference to the section “Description of Transocean Exchangeable Bonds” in the S-4 Registration Statement.

In connection with the Private Exchange Offers, Transocean Ltd. and Transocean Inc. entered into a registration rights agreement with the former Songa Offshore bondholders who were parties to the Private Exchange Offers (the “Registration Rights Agreement”) relating to the Exchangeable Bonds and underlying Shares issued to these holders in the Private Exchange Offers (“registrable securities”). The Registration Rights Agreement provides that we will file a registration statement registering the resale all of the registrable securities and also provides for certain other registration rights to the holders of the registrable securities, including one demand right for registration on Form S-1 of the resale of the registrable securities if Transocean Ltd. and Transocean Inc. are unable to use a registration statement on Form S-3 to register the resale of the registrable securities and customary piggyback registration rights.

The description of the Registration Rights Agreement above does not purport to be complete and is qualified in its entirety by the Registration Rights Agreement filed herewith as Exhibit 4.3 to this Current Report on Form 8-K and incorporated by reference herein.

Item 5.02                                 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

As previously disclosed, on January 16, 2018, at an Extraordinary General Meeting of the shareholders of Transocean Ltd., Frederick W. Mohn was elected to the Transocean Ltd. Board of Directors for a term extending until the next Annual General Meeting of shareholders of Transocean Ltd. Mr. Mohn’s nomination for election to the Transocean Ltd. Board of Directors was a condition to completion of the acquisition of Songa Offshore. Upon closing of the acquisition, as previously announced on October 4, 2017, Martin B. McNamara retired from the Transocean Ltd. Board of Directors.

Item 5.03                                 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

Effective January 30, 2018, in connection with the closing of the acquisition of Songa Offshore, Transocean Ltd. amended its articles of association (as amended, the “Articles of Association”) to (i) amend Section 2, Article 4 to reflect the increase in its share capital and (ii) add a new Article 5bis to create additional authorized share capital for purposes of effecting the compulsory acquisition of the remaining outstanding shares of Songa Offshore.

The foregoing description of the Articles of Association does not purport to be complete and is qualified in its entirety by reference to the full text of the Articles of Association, a copy of which is filed herewith as Exhibit 3.1 and is incorporated herein by reference.

Item 8.01                                 Other Events

On January 30, 2018, Transocean Ltd. announced it had closed the acquisition of Songa Offshore. Transocean Ltd. currently owns 187,390,391 Songa Offshore shares representing approximately 97.5% of the total shares in Songa Offshore on a fully diluted basis.

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Transocean Ltd. intends to promptly initiate a compulsory acquisition of the remaining outstanding shares of Songa Offshore in accordance with the procedures set out in the combined prospectus and offer document and applicable laws. The compulsory acquisition is subject to approval by the Cyprus Securities and Exchange Commission and compliance with applicable requirements of U.S. and Norwegian securities law.

Transocean expects to complete the compulsory acquisition by the end of the first quarter 2018.

A copy of the press release announcing the closing of the acquisition is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference into this Item 8.01.

Item 9.01                                 Financial Statements and Exhibits

Exhibit No.	Description

3.1	Articles of Association of Transocean Ltd.

4.1	Indenture, dated as of January 30, 2018, among Transocean Inc., Transocean Ltd., as guarantor, and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as co-trustees

4.2	Form of 0.5% Exchangeable Senior Bonds due 2023 (incorporated by reference to Exhibit A of the indenture filed as Exhibit 4.1 to this Form 8-K)

4.3	Registration Rights Agreement, dated as of January 30, 2018, among Transocean Ltd., Transocean Inc., and the securityholders named therein

99.1	Press release announcing the closing of the acquisition of Songa Offshore

Forward-Looking Statements

Any statements in this Form 8-K that are not historical facts may be forward-looking statements that involve certain risks, uncertainties and assumptions. All forward-looking statements included in this Form 8-K are based on information available to Transocean Ltd. as of the date of this communication and current expectations, forecasts and assumptions. Forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those anticipated. These risks and uncertainties include the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the compulsory acquisition; difficulties that may be encountered in integrating the combined businesses and realizing the potential synergies of the combination; and the other risks and uncertainties included in the S-4 Registration Statement or in Transocean Ltd.’s most recent Form 10-K, Forms 10-Q and other filings with the U.S. Securities and Exchange Commission (the “SEC”). No forward-looking statements in this Form 8-K should be relied upon as representing Transocean Ltd.’s views or expectations as of any subsequent date, and Transocean Ltd. does not undertake any obligation to revise or update any such forward-looking statement to reflect events or circumstances that may arise after the statement was made.

Additional Information

In connection with the compulsory acquisition, Transocean Ltd. and Transocean Inc. (collectively, the “Offerors”) will file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the Shares and Exchangeable Bonds to be issued in the compulsory acquisition (the “Prospectus”). When available, the Offerors will distribute the Prospectus to certain securityholders of Songa Offshore in the United States in connection with the compulsory acquisition. The Offerors are also expected to file an offer document with the Financial Supervisory Authority of Norway (the “Norwegian FSA”).

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ CAREFULLY THE PROSPECTUS REGARDING THE COMPULSORY ACQUISITION IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPULSORY ACQUISITION. You may obtain, free of charge, copies of the Prospectus and Registration Statement, when available, and other relevant documents filed by the Offerors with the SEC, at the SEC’s website at:

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www.sec.gov. In addition, shareholders may obtain free copies of the Prospectus and other relevant documents filed by the Offerors with the SEC from Transocean Ltd.’s website at:  www.deepwater.com.

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that the Offerors may file with the SEC in connection with the compulsory acquisition. The final terms and further provisions regarding the compulsory acquisition will be disclosed in the offer document after the publication has been approved by the Norwegian FSA and in documents that will be filed by the Offerors with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and any applicable European and Norwegian regulations. The compulsory acquisition and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRANSOCEAN LTD.

Date: January 30, 2018	By:	/s/ Daniel Ro-Trock
Daniel Ro-Trock
Authorized Person

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EXHIBIT 3.1

Statuten
von Transocean Ltd.
vom 30. Januar 2018

Articles of Association of
Transocean Ltd.
as of January 30, 2018

		Abschnitt 1: Firma, Sitz, Zweck und Dauer der Gesellschaft			Section 1: Name, Place of Incorporation, Purpose and Duration of the Company

		Artikel 1			Article 1

Firma, Sitz		Unter der Firma Transocean Ltd. (die Gesellschaft) besteht eine Aktiengesellschaft mit Sitz in Steinhausen, Kanton Zug, Schweiz.	Name, Place of Incorporation		Under the name Transocean Ltd. (the Company) there exists a corporation with its place of incorporation in Steinhausen, Canton of Zug, Switzerland.

Zweck		Artikel 2	Purpose		Article 2

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Zweck der Gesellschaft ist der Erwerb, das Halten, die Verwaltung, die Verwertung und die Veräusserung von Beteiligungen an Unternehmen im In- und Ausland, ob direkt oder indirekt, insbesondere an Unternehmen, die im Bereich der Erbringung von Dienstleistungen für Offshore Öl-und Gasbohrungen, einschliesslich Management Dienstleistungen, Bohringenieurs- und Bohr-Projekt Management-Dienstleistungen für Öl-und Gasbohrungen, sowie von Öl- und Gas-Exploration und -Produktionsaktivitäten tätig sind, sowie die Finanzierung dieser Aktivitäten. Die Gesellschaft kann Grundstücke und gewerbliche Schutzrechte im In- und Ausland erwerben, halten, verwalten, belasten und verkaufen.

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The purpose of the Company is to acquire, hold, manage, exploit and sell, whether directly or indirectly, participations in businesses in Switzerland and abroad, in particular in businesses that are involved in offshore contract drilling services for oil and gas wells, oil and gas drilling management services, drilling engineering services and drilling project management services and oil and gas exploration and production activities, and to provide financing for this purpose. The Company may acquire, hold, manage, mortgage and sell real estate and intellectual property rights in Switzerland and abroad.

	2	Die Gesellschaft kann alle Tätigkeiten ausüben und Massnahmen ergreifen, die geeignet erscheinen, den Zweck der Gesellschaft zu fördern, oder die mit diesem zusammenhängen.		2	The Company may engage in all types of transactions and may take all measures that appear appropriate to promote the purpose of the Company or that are related thereto.

		Artikel 3			Article 3

Dauer		Die Dauer der Gesellschaft ist unbeschränkt.	Duration		The duration of the Company is unlimited.

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		Abschnitt 2: Aktienkapital			Section 2: Share Capital

		Artikel 4			Article 4

Aktienkapital

Das Aktienkapital der Gesellschaft beträgt CHF 46’173’149.40, eingeteilt in 461’731’494 voll liberierte Namenaktien. Jede Namenaktie hat einen Nennwert von CHF 0.10 (jede Namenaktie nachfolgend bezeichnet als Aktie bzw. die Aktien).

			Share Capital

The share capital of the Company is CHF 46,173,149.40 and is divided into 461,731,494 fully paid registered shares. Each registered share has a par value of CHF 0.10 (each such registered share hereinafter a Share and collectively the Shares).

		Artikel 5			Article 5

Genehmigtes Aktienkapital	1	Der Verwaltungsrat ist ermächtigt, das Aktienkapital jederzeit bis zum 12. Mai 2018 im Maximalbetrag von CHF 2’225’804.30 durch Ausgabe von höchstens 22’258’043 vollständig zu liberierenden Aktien mit einem Nennwert von je CHF 0.10 zu erhöhen. Eine Erhöhung (i) auf dem Weg einer Festübernahme durch eine Bank, ein Bankenkonsortium oder Dritte und eines anschliessenden Angebots an die bisherigen Aktionäre sowie (ii) in Teilbeträgen ist zulässig.	Authorized Share Capital	1

The Board of Directors is authorized to increase the share capital, at any time until May 12, 2018, by a maximum amount of CHF 2,225,804.30 by issuing a maximum of 22,258,043 fully paid up Shares with a par value of CHF 0.10 each. An increase of the share capital (i) by means of an offering underwritten by a financial institution, a syndicate of financial institutions or another third party or third parties, followed by an offer to the then-existing shareholders of the Company, and (ii) in partial amounts shall be permissible.

	2	Der Verwaltungsrat legt den Zeitpunkt der Ausgabe, den Ausgabebetrag, die Art, wie die neuen Aktien zu liberieren sind, den Beginn der Dividendenberechtigung, die Bedingungen für die Ausübung der Bezugsrechte sowie die Zuteilung der Bezugsrechte, welche nicht ausgeübt wurden, fest. Nicht-ausgeübte Bezugsrechte kann der Verwaltungsrat verfallen lassen, oder er kann diese bzw. Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt werden, zu Marktkonditionen platzieren oder anderweitig im Interesse der Gesellschaft verwenden.		2

The Board of Directors shall determine the time of the issuance, the issue price, the manner in which the new Shares have to be paid up, the date from which the Shares carry the right to dividends, the conditions for the exercise of the preemptive rights and the allotment of preemptive rights that have not been exercised.  The Board of Directors may allow the preemptive rights that have not been exercised to expire, or it may place such rights or Shares, the preemptive rights of which have not been exercised, at market conditions or use them otherwise in the interest of the Company.

	3	Der Verwaltungsrat ist ermächtigt, die Bezugsrechte der Aktionäre zu entziehen oder zu beschränken und einzelnen Aktionären oder Dritten zuzuweisen:		3	The Board of Directors is authorized to withdraw or limit the preemptive rights of the shareholders and to allot them to individual shareholders or third parties:

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		(a) wenn der Ausgabebetrag der neuen Aktien unter Berücksichtigung des Marktpreises festgesetzt wird; oder			(a) if the issue price of the new Shares is determined by reference to the market price; or

(b)                  für die Übernahme von Unternehmen, Unternehmensteilen oder Beteiligungen oder für die Finanzierung oder Refinanzierung solcher Transaktionen oder die Finanzierung von neuen Investitionsvorhaben der Gesellschaft; oder

(b)                       for the acquisition of an enterprise, part(s) of an enterprise or participations, or for the financing or refinancing of any of such transactions, or for the financing of new investment plans of the Company; or

(c)                   zum Zwecke der Erweiterung des Aktionärskreises in bestimmten Finanz- oder Investoren-Märkten, zur Beteiligung von strategischen Partnern, oder im Zusammenhang mit der Kotierung von neuen Aktien an inländischen oder ausländischen Börsen; oder

(c)                        for purposes of broadening the shareholder constituency of the Company in certain financial or investor markets, for purposes of the participation of strategic partners, or in connection with the listing of new Shares on domestic or foreign stock exchanges; or

(d)                  für die Einräumung einer Mehrzuteilungsoption (Greenshoe) von bis zu 20% der zu platzierenden oder zu verkaufenden Aktien an die betreffenden Erstkäufer oder Festübernehmer im Rahmen einer Aktienplatzierung oder eines Aktienverkaufs; oder

(d)                       for purposes of granting an over-allotment option (Greenshoe) of up to 20% of the total number of Shares in a placement or sale of Shares to the respective initial purchaser(s) or underwriter(s); or

(e)                   für die Beteiligung von Mitgliedern des Verwaltungsrates, Mitglieder der Geschäftsleitung, Mitarbeitern, Beauftragten, Beratern oder anderen Personen, die für die Gesellschaft oder eine ihrer Tochtergesellschaften Leistungen erbringen.

(e)                        for the participation of members of the Board of Directors, members of the Executive Management Team, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its subsidiaries.

	4	Die neuen Aktien unterliegen den Eintragungsbeschränkungen in das Aktienbuch von Artikel 7 und 9 dieser Statuten.		4	The new Shares shall be subject to the limitations for registration in the share register pursuant to Articles 7 and 9 of these Articles of Association.

		Artikel 5bis			Artikel 5bis

Genehmigtes Aktienkapital im Zusammenhang mit einem	1	Der Verwaltungsrat ist ermächtigt, das Aktienkapital jederzeit bis zum 16. Januar 2020 im Maximalbetrag von CHF 2’539’286.50 durch Ausgabe von höchstens 25’392’865 vollständig zu liberierenden Aktien mit einem Nennwert von je CHF 0.10 zu erhöhen im Zusammenhang mit einem Pflichtangebot oder einem Zwangserwerb der	Authorized Share Capital in Connection with a Mandatory Offer or a	1

The Board of Directors is authorized to increase the share capital, at any time until January 16, 2020, by a maximum amount of CHF 2,539,286.50 by issuing a maximum of 25,392,865 fully paid up Shares with a par value of CHF 0.10 each in connection with a mandatory offer or a compulsory acquisition of the shares in Songa Offshore SE

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Pflichtangebot oder einem Zwangserwerb der Aktien von Songa Offshore SE

Aktien von Songa Offshore SE, die von der Gesellschaft bei Vollzug des öffentlichen Angebots der Gesellschaft vom oder um den 21. Dezember 2017 herum für alle Aktien der Songa Offshore SE nicht erworben wurden (die Nicht-Erworbenen Zielgesellschafts-Aktien). Eine Erhöhung (i) auf dem Weg einer Festübernahme durch eine Bank, ein Bankenkonsortium oder Dritte und eines anschliessenden Angebots an die bisherigen Aktionäre sowie (ii) in Teilbeträgen ist zulässig. Die Bezugsrechte der Aktionäre werden für die hierin statuierten Zwecke entzogen und den Inhabern der Nicht-Erworbenen Zielgesellschafts-Aktien zugewiesen.

			Compulsory Acquisition of the Shares in Songa Offshore SE

not acquired by the Company upon completion of the public tender offer by the Company, dated on or about December 21, 2017 for all shares of Songa Offshore SE (the Non-Acquired Target Shares). An increase of the share capital (i) by means of an offering underwritten by a financial institution, a syndicate of financial institutions or another third party or third parties, followed by an offer to the then-existing shareholders of the Company, and (ii) in partial amounts shall be permissible. The preemptive rights of the shareholders are excluded for the purposes stated herein and allotted to the holders of the Non-Acquired Target Shares.

	2	Der Verwaltungsrat legt den Zeitpunkt der Ausgabe, den Ausgabebetrag, die Art, wie die neuen Aktien zu liberieren sind, den Beginn der Dividendenberechtigung, die Bedingungen für die Ausübung der zugewiesenen Bezugsrechte sowie die Zuteilung der zugewiesenen Bezugsrechte, welche nicht ausgeübt wurden, fest. Nicht-ausgeübte zugewiesene Bezugsrechte kann der Verwaltungsrat verfallen lassen, oder er kann diese bzw. Aktien, für welche Bezugsrechte zugewiesen, aber nicht ausgeübt werden, zu Marktkonditionen platzieren oder anderweitig im Interesse der Gesellschaft verwenden.		2

The Board of Directors shall determine the time of the issuance, the issue price, the manner in which the new Shares have to be paid up, the date from which the Shares carry the right to dividends, the conditions for the exercise of the allotted preemptive rights and the allotment of allotted preemptive rights that have not been exercised. The Board of Directors may allow the allotted preemptive rights that have not been exercised to expire, or it may place such rights or Shares, the preemptive rights of which have been allotted but not exercised, at market conditions or use them otherwise in the interest of the Company.

	3	Die neuen Aktien unterliegen den Eintragungsbeschränkungen in das Aktienbuch von Artikel 7 und 9 dieser Statuten.		3	The new Shares shall be subject to the limitations for registration in the share register pursuant to Articles 7 and 9 of these Articles of Association.

		Artikel 6			Article 6

Bedingtes Aktienkapital	1	Das Aktienkapital kann sich durch Ausgabe von höchstens 143’783’041 voll zu liberierenden Aktien im Nennwert von je CHF 0.10 um höchstens CHF 14’378’304.10 erhöhen durch: (a) die Ausübung von Wandel-, Tausch-, Options-, Bezugs- oder ähnlichen Rechten auf den Bezug von Aktien (nachfolgend die Rechte), welche Dritten oder Aktionären in Verbindung mit auf	Conditional Share Capital	1

The share capital may be increased in an amount not to exceed CHF 14,378,304.10 through the issuance of up to 143,783,041 fully paid-up Shares with a par value of CHF 0.10 per Share through:

(a)                       the exercise of conversion, exchange, option, warrant or similar rights for the subscription of Shares (hereinafter the Rights) granted to third parties or shareholders in connection with bonds,

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nationalen oder internationalen Kapitalmärkten neu oder bereits begebenen Anleihensobligationen, Optionen, Warrants oder anderen Finanzmarktinstrumenten oder neuen oder bereits bestehenden vertraglichen Verpflichtungen der Gesellschaft, einer ihrer Gruppengesellschaften oder einer deren Rechtsvorgänger eingeräumt werden (nachfolgend zusammen die mit Rechten verbundenen Obligationen); und/oder

(b)                      die Ausgabe von Aktien oder mit Rechten verbundenen Obligationen an Mitglieder des Verwaltungsrates, Mitglieder der Geschäftsleitung, Arbeitnehmer, Beauftragte, Berater oder anderen Personen, welche Dienstleistungen für die Gesellschaft oder ihre Tochtergesellschaften erbringen.

options, warrants or other securities newly or already issued in national or international capital markets or new or already existing contractual obligations by or of the Company, one of its group companies, or any of their respective predecessors (hereinafter collectively, the Rights-Bearing Obligations); and/or

(b)                      the issuance of Shares or Rights-Bearing Obligations granted to members of the Board of Directors, members of the executive management, employees, contractors, consultants or other persons providing services to the Company or its subsidiaries.

2	Bei der Ausgabe von mit Rechten verbundenen Obligationen durch die Gesellschaft, eine ihrer Gruppengesellschaften oder eine deren Rechtsvorgänger ist das Bezugsrecht der Aktionäre ausgeschlossen. Zum Bezug der neuen Aktien, die bei Ausübung von mit Rechten verbundenen Obligationen ausgegeben werden, sind die jeweiligen Inhaber der mit Rechten verbundenen Obligationen berechtigt. Die Bedingungen der mit Rechten verbundenen Obligationen sind durch den Verwaltungsrat festzulegen.	2

The preemptive rights of the shareholders shall be excluded in connection with the issuance of any Rights-Bearing Obligations by the Company, one of its group companies, or any of their respective predecessors.  The then-current owners of such Rights-Bearing Obligations shall be entitled to subscribe for the new Shares issued upon conversion, exchange or exercise of any Rights-Bearing Obligations.  The conditions of the Rights-Bearing Obligations shall be determined by the Board of Directors.

3	Der Verwaltungsrat ist ermächtigt, die Vorwegzeichnungsrechte der Aktionäre im Zusammenhang mit der Ausgabe von mit Rechten verbundenen Obligationen durch die Gesellschaft oder eine ihrer Gruppengesellschaften zu beschränken oder aufzuheben, falls (1) die Ausgabe zum Zwecke der Finanzierung oder Refinanzierung der Übernahme von Unternehmen, Unternehmensteilen, Beteiligungen oder Investitionen, oder (2) die Ausgabe auf nationalen oder internationalen Finanzmärkten oder im Rahmen einer	3

The Board of Directors shall be authorized to withdraw or limit the advance subscription rights of the shareholders in connection with the issuance by the Company or one of its group companies of Rights-Bearing Obligations if (1) the issuance is for purposes of financing or refinancing the acquisition of an enterprise, parts of an enterprise, participations or investments or (2) the issuance occurs in national or international capital markets or through a private placement.

If the advance subscription rights are neither granted

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Privatplatzierung erfolgt.

Wird das Vorwegzeichnungsrecht weder direkt noch indirekt durch den Verwaltungsrat gewährt, gilt Folgendes:

(a)                       Die mit Rechten verbundenen Obligationen sind zu den jeweils marktüblichen Bedingungen auszugeben oder einzugehen; und

(b)                      der Umwandlungs-, Tausch- oder sonstige Ausübungspreis der mit Rechten verbundenen Obligationen ist unter Berücksichtigung des Marktpreises im Zeitpunkt der Ausgabe der mit Rechten verbundenen Obligationen festzusetzen; und

(c)                   die mit Rechten verbundenen Obligationen sind höchstens während 30 Jahren ab dem jeweiligen Zeitpunkt der betreffenden Ausgabe oder des betreffenden Abschlusses wandel-, tausch- oder ausübbar.

directly nor indirectly by the Board of Directors, the following shall apply:

(a)                       The Rights-Bearing Obligations shall be issued or entered into at market conditions; and

(b)                       the conversion, exchange or exercise price of the Rights-Bearing Obligations shall be set with reference to the market conditions prevailing at the date on which the Rights-Bearing Obligations are issued; and

(c)                   the Rights-Bearing Obligations may be converted, exchanged or exercised during a maximum period of 30 years from the date of the relevant issuance or entry.

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Bei der Ausgabe von Aktien oder mit Rechten verbundenen Obligationen gemäss Artikel 6 Absatz 1(b) dieser Statuten sind das Bezugsrecht wie auch das Vorwegzeichnungsrecht der Aktionäre der Gesellschaft ausgeschlossen. Die Ausgabe von Aktien oder mit Rechten verbundenen Obligationen an die in Artikel 6 Absatz 1(b) dieser Statuten genannten Personen erfolgt gemäss einem oder mehreren Beteiligungsplänen der Gesellschaft. Die Ausgabe von Aktien an die Artikel 6 Absatz 1(b) dieser Statuten genannten Personen kann zu einem Preis erfolgen, der unter dem Kurs der Börse liegt, an der die Aktien gehandelt werden, muss aber mindestens zum Nennwert erfolgen.

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The preemptive rights and advance subscription rights of the shareholders shall be excluded in connection with the issuance of any Shares or Rights-Bearing Obligations pursuant to Article 6 para 1(b) of these Articles of Association.  Shares or Rights-Bearing Obligations shall be issued to any of the persons referred to in Article 6 para 1(b) of these Articles of Association in accordance with one or more benefit or incentive plans of the Company.  Shares may be issued to any of the persons referred to in Article 6 para 1(b) of these Articles of Association at a price lower than the current market price quoted on the stock exchange on which the Shares are traded, but at least at par value.

5	Die neuen Aktien, welche über die Ausübung von mit Rechten verbundenen Obligationen erworben werden, unterliegen den Eintragungsbeschränkungen in das Aktienbuch gemäss Artikel 7 und 9 dieser Statuten.	5

The new Shares acquired through the exercise of Rights-Bearing Obligations shall be subject to the limitations for registration in the share register pursuant to Articles 7 and 9 of these Articles of Association.

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		Artikel 7			Article 7

Aktienbuch, Rechtsausübung, Eintragungsbe-schränkungen, Nominees	1

Die Gesellschaft oder von ihr beauftragte Dritte führen ein Aktienbuch. Darin werden die Eigentümer und Nutzniesser der Aktien sowie Nominees mit Namen und Vornamen, Wohnort, Adresse und Staatsangehörigkeit (bei juristischen Personen mit Firma und Sitz) eingetragen. Die Gesellschaft oder der von ihr mit der Aktienbuchführung beauftragte Dritte ist berechtigt, bei Eintragung im Aktienbuch von der antragstellenden Person einen angemessenen Nachweis seiner Berechtigung an den Aktien zu verlangen. Ändert eine im Aktienbuch eingetragene Person ihre Adresse, so hat sie dies dem Aktienbuchführer mitzuteilen. Solange dies nicht geschehen ist, gelten alle brieflichen Mitteilungen der Gesellschaft an die im Aktienbuch eingetragenen Personen als rechtsgültig an die bisher im Aktienbuch eingetragene Adresse erfolgt.

			Share Register, Exercise of Rights, Restrictions on Registration, Nominees	1

The Company shall maintain, itself or through a third party, a share register that lists the surname, first name, address and citizenship (in the case of legal entities, the company name and company seat) of the holders and usufructuaries of the Shares as well as the nominees.  The Company or the third party maintaining the share register on behalf of the Company shall be entitled to request at the time of the entry into the share register from the Person requesting such entry appropriate evidence of that Person’s title to the Shares.  A person recorded in the share register shall notify the share registrar of any change in address.  Until such notification shall have occurred, all written communication from the Company to persons of record shall be deemed to have validly been made if sent to the address recorded in the share register.

	2	Ein Erwerber von Aktien wird auf Gesuch als Aktionär mit Stimmrecht im Aktienbuch eingetragen, vorausgesetzt, dass ein solcher Erwerber ausdrücklich erklärt, die Aktien im eigenen Namen und auf eigene Rechnung erworben zu haben. Der Verwaltungsrat kann Nominees, welche Aktien im eigenen Namen aber auf fremde Rechnung halten, als Aktionäre mit Stimmrecht im Aktienbuch der Gesellschaft eintragen. Die an den Aktien wirtschaftlich Berechtigten, welche die Aktien über einen Nominee halten, üben Aktionärsrechte mittelbar über den Nominee aus.		2

An acquirer of Shares shall be recorded upon request in the share register as a shareholder with voting rights; provided, however, that any such acquirer expressly declares to have acquired the Shares in its own name and for its own account, save that the Board of Directors may record nominees who hold Shares in their own name, but for the account of third parties, as shareholders of record with voting rights in the share register of the Company.  Beneficial owners of Shares who hold Shares through a nominee exercise the shareholders’ rights through the intermediation of such nominee.

	3	Der Verwaltungsrat kann nach Anhörung des eingetragenen Aktionärs dessen Eintragung im Aktienbuch als Aktionär mit Stimmrecht mit Rückwirkung auf das Datum der Eintragung streichen, wenn diese durch falsche oder irreführende Angaben zustande gekommen ist. Der Betroffene muss über die Streichung sofort informiert werden.		3

After hearing the registered shareholder concerned, the Board of Directors may cancel the registration of such shareholder as a shareholder with voting rights in the share register with retroactive effect as of the date of registration, if such registration was made based on false or misleading information.  The relevant shareholder shall be informed promptly of the cancellation.

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		Artikel 8			Article 8

Form der Aktien	1	Die Gesellschaft gibt Aktien in Form von Einzelurkunden, Globalurkunden oder Wertrechten aus. Der Gesellschaft steht es im Rahmen der gesetzlichen Vorgaben frei, ihre in einer dieser Formen ausgegebenen Aktien jederzeit und ohne Zustimmung der Aktionäre in eine andere Form umzuwandeln. Die Gesellschaft trägt die Kosten, die bei einer solchen Umwandlung anfallen.	Form of Shares	1

The Company may issue Shares in the form of individual certificates, global certificates or uncertificated securities. Subject to applicable law, the Company may convert the Shares from one form into another form at any time and without the approval of the shareholders. The Company shall bear all cost associated with any such conversion.

	2	Ein Aktionär hat keinen Anspruch auf Umwandlung von in bestimmter Form ausgegebenen Aktien in eine andere Form. Jeder Aktionär kann jedoch jederzeit die Ausstellung einer Bescheinigung über die von ihm gemäss Aktienbuch gehaltenen Namenaktien verlangen.		2

A shareholder has no right to request a conversion of the Shares from one form into another form. Each shareholder may, however, at any time request a written attestation of the number of Shares held by it as reflected in the share register.

	3	Werden Bucheffekten im Auftrag der Gesellschaft oder des Aktionärs von einer Verwahrungsstelle, einem Registrar, Transfer Agenten, einer Trust Gesellschaft, Bank oder einer ähnlichen Gesellschaft verwaltet (die Verwahrungsstelle), so setzt Wirksamkeit gegenüber der Gesellschaft voraus, dass diese Bucheffekten und die damit verbundenen Rechte unter Mitwirkung der Verwahrungsstelle übertragen oder daran Sicherheiten bestellt werden.		3

If intermediated securities are administered on behalf of the Company or a shareholder by an intermediary, registrar, transfer agent, trust company, bank or similar entity (the Intermediary), any transfer or grant of a security interest in such intermediated securities and the appurtenant rights associated therewith, in order for such transfer or grant of a security interest to be valid against the Company, requires the cooperation of the Intermediary.

	4	Für den Fall, dass die Gesellschaft beschliesst, Aktienzertifikate zu drucken und auszugeben, müssen die Aktienzertifikate die Unterschrift von zwei zeichnungsberechtigten Personen tragen. Mindestens eine dieser Personen muss ein Mitglied des Verwaltungsrates sein. Faksimile-Unterschriften sind erlaubt.		4

If the Company decides to print and deliver share certificates, the share certificates shall bear the signatures of two duly authorized signatories of the Company, at least one of which shall be a member of the Board of Directors.  These signatures may be facsimile signatures.

		Artikel 9			Article 9

Rechtsausübung	1	Die Gesellschaft anerkennt nur einen Vertreter pro Aktie.	Exercise of Rights	1	The Company shall only accept one representative per Share.

	2	Stimmrechte und die damit verbundenen Rechte können der Gesellschaft gegenüber von einem Aktionär, Nutzniesser der Aktien oder Nominee jeweils nur im Umfang ausgeübt werden, wie dieser mit Stimmrecht im		2

Voting rights and appurtenant rights associated therewith may be exercised in relation to the Company by a shareholder, usufructuary of Shares or nominee only to the extent that such person is recorded in the share register

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		Aktienbuch eingetragen ist.			with the right to exercise his voting rights.

		Abschnitt 3: Gesellschaftsorgane			Section 3: Corporate Bodies

		A. Generalversammlung			A. General Meeting of Shareholders

		Artikel 10			Article 10

Zuständigkeit		Die Generalversammlung ist das oberste Organ der Gesellschaft.	Authority		The General Meeting of Shareholders is the supreme corporate body of the Company.

		Artikel 11			Article 11

Ordentliche Generalver-sammlung

Die ordentliche Generalversammlung findet alljährlich innerhalb von sechs Monaten nach Schluss des Geschäftsjahres statt. Spätestens zwanzig Kalendertage vor der Versammlung sind der Geschäftsbericht, der Vergütungsbericht und die Revisionsberichte den Aktionären am Gesellschaftssitz zur Einsicht aufzulegen. Jeder Aktionär kann verlangen, dass ihm unverzüglich eine Ausfertigung des Geschäftsberichts, des Vergütungsberichts und der Revisionsberichte ohne Kostenfolge zugesandt wird. Die im Aktienbuch eingetragenen Aktionäre werden über die Verfügbarkeit des Geschäftsberichts, des Vergütungsberichts und der Revisionsberichte durch schriftliche Mitteilung unterrichtet.

Annual General Meeting

The Annual General Meeting shall be held each year within six months after the close of the fiscal year of the Company. The Annual Report, the Compensation Report and the Auditor’s Reports shall be made available for inspection by the shareholders at the registered office of the Company no later than twenty calendar days prior to the Annual General Meeting.  Each shareholder is entitled to request prompt delivery of a copy of the Annual Report, the Compensation Report and the Auditor’s Reports free of charge.  Shareholders of record will be notified of the availability of the Annual Report, the Compensation Report and the Auditor’s Reports in writing.

		Artikel 12			Article 12

Ausser-ordentliche Generalversammlung	1	Ausserordentliche Generalversammlungen finden in den vom Gesetz vorgesehenen Fällen statt, insbesondere, wenn der Verwaltungsrat es für notwendig oder angezeigt erachtet oder die Revisionsstelle dies verlangt.	Extraordinary General Meetings	1	Extraordinary General Meetings shall be held in the circumstances provided by law, in particular when deemed necessary or appropriate by the Board of Directors or if so requested by the Auditor.

	2	Ausserdem muss der Verwaltungsrat eine ausserordentliche Generalversammlung einberufen, wenn es eine Generalversammlung so beschliesst oder wenn ein oder mehrere Aktionäre, welche zusammen mindestens den zehnten Teil des im Handelsregister eingetragenen		2

An Extraordinary General Meeting shall further be convened by the Board of Directors upon resolution of a General Meeting of Shareholders or if so requested by one or more shareholders who, in the aggregate, represent at least one-tenth of the share capital recorded in the

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Aktienkapitals vertreten, dies verlangen, unter der Voraussetzung, dass folgende Angaben gemacht werden: (a)(1) die Verhandlungsgegenstände, schriftlich unterzeichnet von dem/den antragstellenden Aktionär(en), (2) die Anträge sowie (3) der Nachweis der erforderlichen Anzahl der im Aktienbuch eingetragenen Aktien; und (b) die weiteren Informationen, die von der Gesellschaft nach den Regeln der U.S. Securities and Exchange Commission (SEC) in einem sog. Proxy Statement aufgenommen und veröffentlicht werden müssen.

Commercial Register and who submit (a)(1) a request signed by such shareholder(s) that specifies the item(s) to be included on the agenda, (2) the respective proposals of the shareholders and (3) evidence of the required shareholdings recorded in the share register and (b) such other information as would be required to be included in a proxy statement pursuant to the rules of the U.S. Securities and Exchange Commission (SEC).

		Artikel 13			Article 13

Einberufung	1

Die Generalversammlung wird durch den Verwaltungsrat, nötigenfalls die Revisionsstelle, spätestens 20 Kalendertage vor dem Tag der Generalversammlung einberufen. Die Einberufung erfolgt durch einmalige Bekanntmachung im Publikationsorgan der Gesellschaft gemäss Artikel 32 dieser Statuten. Für die Einhaltung der Einberufungsfrist ist der Tag der Veröffentlichung der Einberufung im Publikationsorgan massgeblich, wobei der Tag der Veröffentlichung nicht mitzuzählen ist. Die im Aktienbuch eingetragenen Aktionäre können zudem auf dem ordentlichen Postweg über die Generalversammlung informiert werden.

			Notice of Shareholders’ Meetings	1

Notice of a General Meeting of Shareholders shall be given by the Board of Directors or, if necessary, by the Auditor, no later than twenty calendar days prior to the date of the General Meeting of Shareholders.  Notice of the General Meeting of Shareholders shall be given by way of a one-time announcement in the official means of publication of the Company pursuant to Article 32 of these Articles of Association.  The notice period shall be deemed to have been observed if notice of the General Meeting of Shareholders is published in such official means of publication, it being understood that the date of publication is not to be included for purposes of computing the notice period.  Shareholders of record may in addition be informed of the General Meeting of Shareholders by ordinary mail.

	2	Die Einberufung muss die Verhandlungsgegenstände sowie die Anträge des Verwaltungsrates und des oder der Aktionäre, welche die Durchführung einer Generalversammlung oder die Traktandierung eines Verhandlungsgegenstandes verlangt haben, und bei Wahlgeschäften die Namen des oder der zur Wahl vorgeschlagenen Kandidaten enthalten.		2

The notice of a General Meeting of Shareholders shall specify the items on the agenda and the proposals of the Board of Directors and the shareholder(s) who requested that a General Meeting of Shareholders be held or an item be included on the agenda, and, in the event of elections, the name(s) of the candidate(s) that has or have been put on the ballot for election.

		Artikel 14			Article 14

Traktandierung	1	Jeder Aktionär kann die Traktandierung eines	Agenda	1	Any shareholder may request that an item be included on

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Verhandlungsgegenstandes verlangen. Das Traktandierungsbegehren muss mindestens 30 Kalendertage vor dem Jahrestag des sog. Proxy Statements der Gesellschaft, das im Zusammenhang mit der Generalversammlung im jeweiligen Vorjahr veröffentlicht und gemäss den anwendbaren SEC Regeln bei der SEC eingereicht wurde, schriftlich unter Angabe des Verhandlungsgegenstandes und der Anträge sowie unter Nachweis der erforderlichen Anzahl im Aktienbuch eingetragenen Aktien eingereicht werden. Falls das Datum der anstehenden Generalversammlung mehr als 30 Kalendertage vor oder nach dem Jahrestag der vorangegangenen Generalversammlung angesetzt worden ist, ist das Traktandierungsbegehren stattdessen spätestens 10 Kalendertage nach dem Tag einzureichen, an dem die Gesellschaft das Datum der Generalversammlung öffentlich bekannt gemacht hat.

the agenda of a General Meeting of Shareholders.  An inclusion of an item on the agenda must be requested in writing at least 30 calendar days prior to the anniversary date of the Company’s proxy statement in connection with the previous year’s General Meeting of Shareholders, as filed with the SEC pursuant to the applicable rules of the SEC, and shall specify in writing the relevant agenda items and proposals, together with evidence of the required shareholdings recorded in the share register; provided, however, that if the date of the General Meeting of Shareholders is more than 30 calendar days before or after such anniversary date, such request must instead be made at least by the 10th calendar day following the date on which the Company has made public disclosure of the date of the General Meeting of Shareholders.

	2	Zu nicht gehörig angekündigten Verhandlungsgegenständen können keine Beschlüsse gefasst werden. Hiervon ausgenommen sind jedoch der Beschluss über den in einer Generalversammlung gestellten Antrag auf (i) Einberufung einer ausserordentlichen Generalversammlung sowie (ii) Durchführung einer Sonderprüfung gemäss Artikel 697a des Schweizerischen Obligationenrechts (OR).		2

No resolution may be passed at a General Meeting of Shareholders concerning an agenda item in relation to which due notice was not given.  Proposals made during a General Meeting of Shareholders to (i) convene an Extraordinary General Meeting or (ii) initiate a special investigation in accordance with article 697a of the Swiss Code of Obligations (CO) are not subject to the due notice requirement set forth herein.

	3	Zur Stellung von Anträgen im Rahmen der Verhandlungsgegenstände und zu Verhandlungen ohne Beschlussfassung bedarf es keiner vorgängigen Ankündigung.		3	No prior notice is required to bring motions related to items already on the agenda or for the discussion of matters on which no resolution is to be taken.

		Artikel 15			Article 15

Vorsitz der Generalver-sammlung, Protokoll, Stimmenzähler	1	An der Generalversammlung führt der Präsident des Verwaltungsrates oder, bei dessen Verhinderung, der Vizepräsident oder eine andere vom Verwaltungsrat bezeichnete Person den Vorsitz.	Acting Chair, Minutes, Vote Counters	1	At the General Meeting of Shareholders the Chairman of the Board of Directors or, in his absence, the Vice-Chairman or any other person designated by the Board of Directors, shall take the chair.

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	2	Der Vorsitzende der Generalversammlung bestimmt den Protokollführer und die Stimmenzähler, die alle nicht Aktionäre sein müssen. Das Protokoll ist vom Vorsitzenden und vom Protokollführer zu unterzeichnen.		2

The acting chair of the General Meeting of Shareholders shall appoint the secretary and the vote counters, none of whom need be shareholders.  The minutes of the General Meeting of Shareholders shall be signed by the acting chair and the secretary.

	3	Der Vorsitzende der Generalversammlung hat sämtliche Leitungsbefugnisse, die für die ordnungsgemässe Durchführung der Generalversammlung nötig und angemessen sind.		3	The acting chair of the General Meeting of Shareholders shall have all powers and authority necessary and appropriate to ensure the orderly conduct of the General Meeting of Shareholders.

		Artikel 16			Article 16

Recht auf Teilnahme, Vertretung der Aktionäre	1

Jeder im Aktienbuch eingetragene Aktionär ist berechtigt, an der Generalversammlung und deren Beschlüssen teilzunehmen. Ein Aktionär kann sich an der Generalversammlung durch einen unabhängigen Stimmrechtsvertreter vertreten lassen, wobei die Vollmacht und die Weisungen an den unabhängigen Stimmrechtsvertreter auch in einer vom Verwaltungsrat von Zeit zu Zeit näher bestimmten elektronischen Form erteilt werden können, oder durch jeden anderen Bevollmächtigten, der jedoch kein Aktionär sein muss. Der Verwaltungsrat regelt die Einzelheiten über die Vertretung und Teilnahme an der Generalversammlung in Verfahrensvorschriften, einschliesslich mittels Verfahrensvorschriften in der Einladung zur Generalversammlung oder in den Stimmrechtskarten, die den Aktionären zugestellt werden.

			Right to Participation and Representation	1

Each shareholder recorded in the share register is entitled to participate at the General Meeting of Shareholders and in any vote taken.  The shareholders may be represented by the independent proxy, including, without limitation, by granting proxy and providing instructions to such independent proxy by electronic means, as determined by the Board of Directors from time to time, or by any other proxy who need not be a shareholder.  The Board of Directors shall issue the particulars of the right to representation and participation at the General Meeting of Shareholders in procedural rules, including in procedural rules included in the notice of the General Meeting of Shareholders or the proxy cards made available to shareholders.

	2	Die Aktionäre wählen den unabhängigen Stimmrechtsvertreter an einer Generalversammlung für eine Amtszeit bis zum Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist möglich. Ist das Amt des unabhängigen Stimmrechtsvertreters aus irgendeinem Grund vakant, ernennt der Verwaltungsrat den unabhängigen Stimmrechtsvertreter für die nächste Generalversammlung.		2

Shareholders shall elect the independent proxy at a General Meeting of Shareholders for a term of office extending until completion of the next Annual General Meeting.  Re-election is possible.  If the office of the independent proxy is vacant, for any reason, the Board of Directors shall appoint the independent proxy for the next General Meeting of Shareholders.

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		Artikel 17			Article 17

Stimmrecht		Jede Aktie berechtigt zu einer Stimme. Das Stimmrecht untersteht den Bedingungen von Artikel 7 und 9 dieser Statuten.	Voting Rights		Each Share shall convey the right to one vote. The right to vote is subject to the conditions of Articles 7and 9 of these Articles of Association.

		Artikel 18			Article 18

Beschlüsse und Wahlen	1	Die Generalversammlung fasst Beschlüsse und entscheidet Wahlen, soweit das Gesetz oder diese Statuten es nicht anders bestimmen, mit der relativen Mehrheit der abgegebenen Aktienstimmen (wobei Enthaltungen, sog. Broker Nonvotes, leere oder ungültige Stimmen für die Bestimmung des Mehrs nicht berücksichtigt werden).	Resolutions and Elections	1

Unless otherwise required by law or these Articles of Association, the General Meeting of Shareholders shall take resolutions and decide elections upon a relative majority of the votes cast at the General Meeting of Shareholders (whereby abstentions, broker nonvotes, blank or invalid ballots shall be disregarded for purposes of establishing the majority).

	2	Die Generalversammlung entscheidet über die Wahl von Mitgliedern des Verwaltungsrates nach dem proportionalen Wahlverfahren, wonach diejenige Person, welche die grösste Zahl der abgegebenen Aktienstimmen für einen Verwaltungsratssitz erhält, als für den betreffenden Verwaltungsratssitz gewählt gilt. Aktienstimmen gegen einen Kandidaten, Stimmenthaltungen, sog. Broker Nonvotes, ungültige oder leere Stimmen haben für die Zwecke dieses Artikels 18 Abs. 2 keine Auswirkungen auf die Wahl von Mitgliedern des Verwaltungsrates.		2

The General Meeting of Shareholders shall decide elections of members of the Board of Directors upon a plurality of the votes cast at the General Meeting of Shareholders. A plurality means that the individual who receives the largest number of votes for a board seat is elected to that board seat.  Votes against any candidate, abstentions, broker nonvotes, blank or invalid ballots shall have no impact on the election of members of the Board of Directors under this Article 18 para. 2.

	3	Für die Abwahl von amtierenden Mitgliedern des Verwaltungsrates gilt das Mehrheitserfordernis gemäss Artikel 20 Abs. 2(e) sowie das Präsenzquorum von Artikel 21 Abs. 1(a).		3	For the removal of a serving member of the Board of Directors, the voting requirement set forth in Article 20 para. 2(e) and the presence quorum set forth in Article 21 para. 1(a) shall apply.

	4	Die Abstimmungen und Wahlen erfolgen offen, es sei denn, dass die Generalversammlung schriftliche Abstimmung respektive Wahl beschliesst oder der Vorsitzende dies anordnet. Der Vorsitzende kann Abstimmungen und Wahlen auch mittels elektronischem Verfahren durchführen lassen. Elektronische Abstimmungen und Wahlen sind schriftlichen Abstimmen und Wahlen gleichgestellt.		4

Resolutions and elections shall be decided by a show of hands, unless a written ballot is resolved by the General Meeting of Shareholders or is ordered by the acting chair of the General Meeting of Shareholders.  The acting chair may also hold resolutions and elections by use of an electronic voting system.  Electronic resolutions and elections shall be considered equal to resolutions and elections taken by way of a written ballot.

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	5	Der Vorsitzende kann eine offene Wahl oder Abstimmung immer durch eine schriftliche oder elektronische wiederholen lassen, sofern nach seiner Meinung Zweifel am Abstimmungsergebnis bestehen. In diesem Fall gilt die vorausgegangene offene Wahl oder Abstimmung als nicht geschehen.		5

The chair of the General Meeting of Shareholders may at any time order that an election or resolution decided by a show of hands be repeated by way of a written or electronic ballot if he considers the vote to be in doubt.  The resolution or election previously held by a show of hands shall then be deemed to have not taken place.

		Artikel 19			Article 19

Befugnisse der Generalver-sammlung

Der Generalversammlung sind folgende Geschäfte vorbehalten:

(a)                       Die Festsetzung und Änderung dieser Statuten;

(b)                       die Wahl der Mitglieder des Verwaltungsrates, des Verwaltungsratspräsidenten, der Mitglieder des Vergütungsausschusses, der Revisionsstelle und des unabhängigen Stimmrechtsvertreters;

(c)                        die Genehmigung des Lageberichts und der Konzernrechnung;

(d)                       die Genehmigung der Jahresrechnung sowie die Beschlussfassung über die Verwendung des Bilanzgewinnes, insbesondere die Festsetzung der Dividende;

(e)                        die Genehmigung der Vergütung des Verwaltungsrates und der Geschäftsleitung gemäss Artikel 29a dieser Statuten;

(f)                         die Entlastung der Mitglieder des Verwaltungsrates und der Geschäftsleitung;

(g)                        die Genehmigung eines Zusammenschlusses mit einem Nahestehenden Aktionär (gemäss der Definition dieser Begriffe in Artikel 35 dieser Statuten); und

(h)                       die Beschlussfassung über die Gegenstände, die der Generalversammlung durch das Gesetz oder die Statuten vorbehalten sind oder ihr, vorbehältlich Artikel 716a OR, durch den Verwaltungsrat vorgelegt werden.

			Powers of the General Meeting of Shareholders

The following powers shall be vested exclusively in the General Meeting of Shareholders:

(a)                    The adoption and amendment of these Articles of Association;

(b)                    the election of the members of the Board of Directors, the Chair of the Board of Directors, the members of the Compensation Committee, the Auditor and the independent proxy;

(c)                     the approval of the Management Report and the Consolidated Financial Statements;

(d)                    the approval of the Annual Statutory Financial Statements of the Company and the resolution on the allocation of profit shown on the Annual Statutory Balance Sheet, in particular the determination of any dividend;

(e)                     the ratification of the compensation of the Board of Directors and the Executive Management Team pursuant to Article 29a of these Articles of Association;

(f)                      the discharge from liability of the members of the Board of Directors and the Executive Management Team;

(g)                     the approval of a Business Combination with an Interested Shareholder (as each such term is defined in Article 35 of these Articles of Association); and

(h)                    the adoption of resolutions on matters that are

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reserved to the General Meeting of Shareholders by law, these Articles of Association or, subject to article 716a CO, that are submitted to the General Meeting of Shareholders by the Board of Directors.

		Artikel 20			Article 20

Besonderes Quorum	1

Ein Beschluss der Generalversammlung, der mindestens zwei Drittel der an der Generalversammlung vertretenen Stimmen und die absolute Mehrheit der an der Generalversammlung vertretenen Aktiennennwerte auf sich vereinigt, ist erforderlich für:

(a)                       Die Ergänzung oder Änderung des Gesellschaftszweckes gemäss Artikel 2 dieser Statuten;

(b)                       die Einführung und Abschaffung von Stimmrechtsaktien;

(c)                        die Beschränkung der Übertragbarkeit der Aktien und die Aufhebung einer solche Beschränkung;

(d)                       die Beschränkung der Ausübung des Stimmrechts und die Aufhebung einer solchen Beschränkung;

(e)                        eine genehmigte oder bedingte Kapitalerhöhung;

(f)                         die Kapitalerhöhung (i) aus Eigenkapital, (ii) gegen Sacheinlage oder zwecks Sachübernahme oder (iii) die Gewährung von besonderen Vorteilen;

(g)                        die Einschränkung oder Aufhebung des Bezugsrechts;

(h)                       die Verlegung des Sitzes der Gesellschaft;

(i)                           die Umwandlung von Namen- in Inhaberaktien und umgekehrt; und

(j)                          die Auflösung der Gesellschaft.

			Special Vote	1

The approval of at least two-thirds of the votes and the absolute majority of the par value of Shares, each as represented at a General Meeting of Shareholders, shall be required for resolutions with respect to:

(a)                    The amendment or modification of the purpose of the Company as described in Article 2 of these Articles of Association;

(b)                    the creation and the cancelation of shares with privileged voting rights;

(c)                     the restriction on the transferability of Shares and the cancelation of such restriction;

(d)                    the restriction on the exercise of the right to vote and the cancelation of such restriction;

(e)                     an authorized or conditional increase in share capital;

(f)                      an increase in share capital (i) through the conversion of capital surplus, (ii) through contribution in kind or for purposes of an acquisition of assets, or (iii) the granting of special privileges;

(g)                     the limitation on or withdrawal of preemptive rights;

(h)                    the relocation of the registered office of the Company;

(i)                        the conversion of registered shares into bearer shares and vice versa; and

(j)                       the dissolution of the Company.

	2	Ein Beschluss der Generalversammlung, der mindestens zwei Drittel aller stimmberechtigten Aktien auf sich		2	The approval of at least two-thirds of the Shares entitled to vote shall be required for:

16

vereinigt, ist erforderlich für:

	(a) Jede Änderung von Artikel 14 Abs. 1 dieser Statuten;		(a) Any change to Article 14 para. 1 of these Articles of Association;

	(b) jede Änderung von Artikel 18 dieser Statuten;		(b) any change to Article 18 of these Articles of Association;

	(c) jede Änderung dieses Artikels 20 Abs. 2;		(c) any change to this Article 20 para. 2;

	(d) jede Änderung von Artikel 21, 22, 23 oder 24 dieser Statuten; und		(d) any change to Article 21, 22, 23 or 24 of these Articles of Association; and

	(e) die Abwahl eines amtierenden Mitglieds des Verwaltungsrates.		(e) a resolution with respect to the removal of a serving member of the Board of Directors.

3

Zusätzlich zu etwaigen gesetzlich bestehenden Zustimmungserfordernissen ist ein Beschluss der Generalversammlung mit einer Mehrheit, die mindestens die Summe von: (i) zwei Drittel aller stimmberechtigten Aktien; zuzüglich (ii) einer Zahl von stimmberechtigten Aktien, die einem Drittel der von Nahestehenden Aktionären (wie in Artikel 35 dieser Statuten definiert) gehaltenen Aktienstimmen entspricht, auf sich vereinigt, erforderlich für (1) jeden Zusammenschluss der Gesellschaft mit einem Nahestehenden Aktionär innerhalb eines Zeitraumes von drei Jahren, seitdem diese Person zu einem Nahestehenden Aktionär wurde, (2) jede Änderung von Artikel 19(f) dieser Statuten oder (3) jede Änderung von Artikel 20 Abs. 3 dieser Statuten (einschliesslich der dazugehörigen Definitionen in Artikel 35 dieser Statuten). Das im vorangehenden Satz aufgestellte Zustimmungserfordernis ist jedoch nicht anwendbar falls:

3

In addition to any approval that may be required under applicable law, the approval of a majority at least equal to the sum of: (i) two-thirds of the Shares entitled to vote; plus (ii) a number of Shares entitled to vote that is equal to one-third of the number of Shares held by Interested Shareholders (as defined in Article 35 of these Articles of Association), shall be required for the Company to (1) engage in any Business Combination with an Interested Shareholder for a period of three years following the time that such Person became an Interested Shareholder, (2) amend Article 19(f) of these Articles of Association or (3) amend this Article 20 para. 3 of these Articles of Association (including any of the definitions pertaining thereto as set forth in Article 35 of these Articles of Association); provided, however, that the approval requirement in the preceding sentence shall not apply if:

(a)                       der Verwaltungsrat, bevor diese Person zu einem Nahestehenden Aktionär wurde, entweder den Zusammenschluss oder eine andere Transaktion genehmigte, als Folge derer diese Person zu einem Nahestehenden Aktionär wurde;

(a)                       Prior to such time that such Person became an Interested Shareholder, the Board of Directors approved either the Business Combination or the transaction which resulted in such Person becoming an Interested Shareholder;

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(b)                       nach Vollzug der Transaktion, als Folge derer diese Person zu einem Nahestehenden Aktionär wurde, der Nahestehende Aktionär mindestens 85% der unmittelbar vor Beginn der betreffenden Transaktion allgemein stimmberechtigten Aktien hält, wobei zur Bestimmung der Anzahl der allgemein stimmberechtigten Aktien (nicht jedoch zur Bestimmung der durch den Nahestehenden Aktionär gehaltenen Aktien) folgende Aktien nicht zu berücksichtigen sind: Aktien, (x) welche von Personen gehalten werden, die sowohl Verwaltungsrats- wie Geschäftsleitungsmitglieder sind, und (y) welche für Mitarbeiteraktienpläne reserviert sind, soweit die diesen Plänen unterworfenen Mitarbeiter nicht das Recht haben, unter Wahrung der Vertraulichkeit darüber zu entscheiden, ob Aktien, die dem betreffenden Mitarbeiteraktienplan unterstehen, in einem Übernahme- oder Austauschangebot angedient werden sollen oder nicht;

(b)                       upon consummation of the transaction which resulted in such Person becoming an Interested Shareholder, the Interested Shareholder Owned at least 85% of the Shares generally entitled to vote at the time the transaction commenced, excluding for purposes of determining such number of Shares then in issue (but not for purposes of determining the Shares Owned by the Interested Shareholder), those Shares Owned (x) by Persons who are both members of the Board of Directors and officers of the Company and (y) by employee share plans in which employee participants do not have the right to determine confidentially whether Shares held subject to the plan will be tendered in a tender or exchange offer;

(c)                        eine Person unbeabsichtigterweise zu einem Nahestehenden Aktionär wird und (x) das Eigentum an einer genügenden Anzahl Aktien sobald als möglich veräussert, so dass sie nicht mehr länger als Nahestehender Aktionär qualifiziert und (y) zu keinem Zeitpunkt während der drei dem Zusammenschluss zwischen der Gesellschaft und dieser Person unmittelbar vorangehenden Jahren als Nahestehender Aktionär gegolten hätte, ausgenommen aufgrund des unbeabsichtigten Erwerbs der Eigentümerschaft.

(c)                        a Person becomes an Interested Shareholder inadvertently and (x) as soon as practicable divests itself of Ownership of sufficient Shares so that such Person ceases to be an Interested Shareholder and (y) would not, at any time within the three-year period immediately prior to a Business Combination between the Company and such Person, have been an Interested Shareholder but for the inadvertent acquisition of Ownership;

(d)                       der Zusammenschluss vor Vollzug oder Verzicht auf und nach öffentlicher Bekanntgabe oder der nach diesem Abschnitt erforderlichen Mitteilung (was auch immer früher erfolgt) eine(r) beabsichtigten Transaktion vorgeschlagen wird,

(d)                       the Business Combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the

18

welche (i) eine der Transaktionen im Sinne des zweiten Satzes dieses Artikels 20 Abs. 3(d) darstellt; (ii) mit oder von einer Person abgeschlossen wird, die entweder während den letzten drei Jahren kein Nahestehender Aktionär war oder zu einem Nahestehenden Aktionär mit der Genehmigung des Verwaltungsrates wurde; und (iii) von einer Mehrheit der dannzumal amtierenden Mitglieder des Verwaltungsrates (aber mindestens einem) genehmigt oder nicht abgelehnt wird, die entweder bereits Verwaltungsratsmitglieder waren, bevor in den drei vorangehenden Jahren irgendeine Person zu einem Nahestehenden Aktionär wurde, oder die auf Empfehlung einer Mehrheit solcher Verwaltungsratsmitglieder als deren Nachfolger zur Wahl vorgeschlagen wurden. Die im vorangehenden Satz erwähnten beabsichtigen Transaktionen sind auf folgende beschränkt: (x) eine Fusion oder andere Form des Zusammenschlusses der Gesellschaft (mit Ausnahme einer Fusion, welche keine Genehmigung durch die Generalversammlung der Gesellschaft voraussetzt); (y) ein Verkauf, eine Vermietung oder Verpachtung, hypothekarische Belastung oder andere Verpfändung, Übertragung oder andere Verfügung (ob in einer oder mehreren Transaktionen), einschliesslich im Rahmen eines Tauschs, von Vermögenswerten der Gesellschaft oder einer direkten oder indirekten Tochtergesellschaft, die zur Mehrheit von der Gesellschaft gehalten wird (jedoch nicht an eine direkt oder indirekt zu 100% gehaltene Konzerngesellschaft oder an die Gesellschaft), soweit diese Vermögenswerte einen Marktwert von 50% oder mehr entweder des auf konsolidierter Basis aggregierten Marktwertes aller transactions described in the second sentence of this Article 20 para. 3(d); (ii) is with or by a person who either was not an Interested Shareholder during the previous three years or who became an Interested Shareholder with the approval of the Board of Directors; and (iii) is approved or not opposed by a majority of the members of the Board of Directors then in office (but not less than one) who were Directors prior to any person becoming an Interested Shareholder during the previous three years or were recommended for election to succeed such Directors by a majority of such Directors.  The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the Company (except for a merger in respect of which no vote of the Company’s shareholders is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-Owned subsidiary of the Company (other than to any direct or indirect wholly Owned subsidiary or to the Company) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Company determined on a consolidated basis or the aggregate market value of all the issued shares; or (z) a proposed tender or exchange offer for 50% or more of the voting shares then in issue.  The Company shall give not less than 20 days’ notice to all Interested Shareholders as well as to the other shareholders prior to the consummation of any of the transactions described in clause (x) or (y) of the second sentence of this Article 20 para. 3(d).

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Vermögenswerte der Gesellschaft oder des aggregierten Marktwertes aller dann ausgegebenen Aktien haben, unabhängig davon, ob eine dieser Transaktionen Teil einer Auflösung der Gesellschaft ist oder nicht; oder (z) ein vorgeschlagenes Übernahme- oder Umtauschangebot für 50% oder mehr der ausstehenden Stimmrechte der Gesellschaft. Die Gesellschaft muss Nahestehenden Aktionären sowie den übrigen Aktionären den Vollzug einer der unter (x) oder (y) des zweiten Satzes dieses Artikels 20 Abs. 3(d) erwähnten Transaktionen mindestens 20 Kalendertage vorher mitteilen.

		Artikel 21			Article 21

Präsenzquorum	1	Die nachfolgend aufgeführten Angelegenheiten erfordern zum Zeitpunkt der Konstituierung der Generalversammlung ein Präsenzquorum von Aktionären oder deren Vertretern, welche mindestens zwei Drittel des im Handelsregister eingetragenen Aktienkapitals vertreten, damit die Generalversammlung beschlussfähig ist: (a) Die Beschlussfassung über die Abwahl eines amtierenden Verwaltungsratsmitglieds; und (b) die Beschlussfassung, diesen Artikel 21 oder Artikel 18, 19(f), 20, 22, 23 oder 24 dieser Statuten zu ergänzen, zu ändern, nicht anzuwenden oder ausser Kraft zu setzen.	Presence Quorum	1

The matters set forth below require that a quorum of shareholders of record holding in person or by proxy at least two-thirds of the share capital recorded in the Commercial Register are present at the time when the General Meeting of Shareholders proceeds to business:

(a)                       the adoption of a resolution to remove a serving Director; and

(b)                       the adoption of a resolution to amend, vary, suspend the operation of, disapply or cancel this Article 21 or Articles 18, 19(f), 20, 22, 23 or 24 of these Articles of Association.

	2	Jede andere Beschlussfassung oder Wahl setzt zu ihrer Gültigkeit voraus, dass zum Zeitpunkt der Konstituierung der Generalversammlung zumindest die Mehrheit aller stimmberechtigten Aktien anwesend ist. Die Aktionäre können mit der Behandlung der Traktanden fortfahren, selbst wenn Aktionäre nach Bekanntgabe des Quorums durch den Vorsitzenden die Generalversammlung verlassen und damit weniger als das geforderte Präsenzquorum an der Generalversammlung verbleibt.		2

The adoption of any other resolution or election requires that at least a majority of all the Shares entitled to vote be represented at the time when the General Meeting of Shareholders proceeds to business.  The shareholders present at a General Meeting of Shareholders may continue to transact business, despite the withdrawal of shareholders from such General Meeting of Shareholders following announcement of the presence quorum at that meeting.

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		B. Verwaltungsrat			B. Board of Directors

		Artikel 22			Article 22

Anzahl der Verwaltungsräte		Der Verwaltungsrat besteht aus mindestens zwei und höchstens 11 Mitgliedern. Vorbehalten bleibt Artikel 38 dieser Statuten.	Number of Directors		The Board of Directors shall consist of no less than two and no more than 11 members. Article 38 of these Articles of Association remains reserved.

		Artikel 23			Article 23

Amtsdauer	1	Die Aktionäre wählen die Mitglieder des Verwaltungsrates und den Verwaltungsratspräsidenten einzeln an einer Generalversammlung für eine Amtsdauer bis zum Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist möglich. Ist das Amt des Verwaltungsratspräsidenten aus irgendeinem Grund vakant, ernennt der Verwaltungsrat den Verwaltungsratspräsidenten für eine Amtsdauer bis zum Abschluss der nächsten ordentlichen Generalversammlung.	Term of Office	1

The Shareholders shall elect the members of the Board of Directors and the Chair of the Board of Directors individually at a General Meeting of Shareholders for a term of office extending until completion of the next Annual General Meeting.  Re-election is possible.  If the office of the Chair of the Board of Directors is vacant, for any reason, the Board of Directors shall appoint the Chair from among its members for a term of office extending until completion of the next Annual General Meeting.

	2	Wenn ein Verwaltungsratsmitglied vor Ablauf seiner Amtsdauer aus welchen Gründen auch immer ersetzt wird, endet die Amtsdauer des an seiner Stelle gewählten neuen Verwaltungsratsmitgliedes mit dem Ende der Amtsdauer seines Vorgängers.		2

If, before the expiration of his term of office, a Director should be replaced for whatever reason, the term of office of the newly elected member of the Board of Directors shall expire at the end of the term of office of his predecessor.

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		Artikel 24			Article 24

Organisation des Verwaltungs-rates, Entschädigung	1	Vorbehältlich der Wahl des Verwaltungsratspräsidenten und der Mitglieder des Vergütungsausschusses durch die Aktionäre an einer Generalversammlung bestimmt der Verwaltungsrat seine Organisation selbst. Er kann einen oder mehrere Vize-Präsidenten wählen. Er bestellt weiter einen Sekretär, welcher nicht Mitglied des Verwaltungsrates sein muss. Der Verwaltungsrat regelt unter Vorbehalt der Bestimmungen des Gesetzes und dieser Statuten die Einzelheiten seiner Organisation in einem Organisationsreglement.	Organization of the Board, Remuneration	1

Except for the election of the Chair of the Board of Directors and the members of the Compensation Committee by the shareholders at a General Meeting of Shareholders, the Board of Directors shall determine its own organization.  It may elect one or more Vice-Chairs.  It shall further appoint a Secretary, who need not be a member of the Board of Directors.  Subject to applicable law and these Articles of Association, the Board of Directors shall establish the particulars of its organization in organizational regulations.

	2	[absichtlich leer gelassen]		2	[intentionally omitted]

	3

Soweit gesetzlich zulässig, hält die Gesellschaft aktuelle und ehemalige Mitglieder des Verwaltungsrates und der Geschäftsleitung sowie deren Erben, Konkurs- oder Nachlassmassen aus Gesellschaftsmitteln für Schäden, Verluste und Kosten aus drohenden, hängigen oder abgeschlossenen Klagen, Verfahren oder Untersuchungen zivil-, straf- oder verwaltungsrechtlicher oder anderer Natur schadlos, welche ihnen oder ihren Erben, Konkurs- oder Nachlassmassen entstehen aufgrund von tatsächlichen oder behaupteten Handlungen, Zustimmungen oder Unterlassungen im Zusammenhang mit der Ausübung ihrer Pflichten oder behaupteten Pflichten oder aufgrund der Tatsache, dass sie Mitglied des Verwaltungsrates oder der Geschäftsleitung der Gesellschaft sind oder waren oder auf Aufforderung der Gesellschaft als Mitglied des Verwaltungsrates, der Geschäftsleitung oder als Arbeitnehmer oder Agent eines anderen Unternehmens, einer anderen Gesellschaft, einer nicht-rechtsfähigen Personengesellschaft oder eines Trusts sind oder waren. Diese Pflicht zur Schadloshaltung besteht nicht, soweit in einem endgültigen, nicht weiterziehbaren Entscheid eines zuständigen Gerichts bzw. einer zuständigen Verwaltungsbehörde entschieden worden ist, dass eine der genannten Personen ihre Pflichten als Mitglied des

				3

The Company shall indemnify and hold harmless, to the fullest extent permitted by law, the existing and former members of the Board of Directors and officers, and their heirs, executors and administrators, out of the assets of the Company from and against all threatened, pending or completed actions, suits or proceedings — whether civil, criminal, administrative or investigative — and all costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done or alleged to be done, concurred or alleged to be concurred in or omitted or alleged to be omitted in or about the execution of their duty, or alleged duty, or by reason of the fact that he is or was a member of the Board of Director or officer of the Company, or while serving as a member of the Board of Director or officer of the Company is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; provided, however, that this indemnity shall not extend to any matter in which any of said persons is found, in a final judgment or decree of a court or governmental or administrative authority of competent jurisdiction not subject to appeal, to have committed an intentional or

22

		Verwaltungsrates oder der Geschäftsleitung absichtlich oder grobfahrlässig verletzt hat.			grossly negligent breach of his statutory duties as a member of the Board of Director or officer.

	4	Ohne den vorangehenden Absatz 3 dieses Artikels 24 einzuschränken, bevorschusst die Gesellschaft Mitgliedern des Verwaltungsrates und der Geschäftsleitung Gerichts- und Anwaltskosten. Die Gesellschaft kann solche Vorschüsse zurückfordern, wenn ein zuständiges Gericht oder eine zuständige Verwaltungsbehörde in einem endgültigen, nicht weiterziehbaren Urteil bzw. Entscheid zum Schluss kommt, dass eine der genannten Personen ihre Pflichten als Mitglied des Verwaltungsrates oder der Geschäftsleitung absichtlich oder grobfahrlässig verletzt hat.		4

Without limiting the foregoing paragraph 3 of this Article 24, the Company shall advance court costs and attorneys’ fees to the existing and former members of the Board of Directors and officers.  The Company may however recover such advanced costs if any of said persons is found, in a final judgment or decree of a court or governmental or administrative authority of competent jurisdiction not subject to appeal, to have committed an intentional or grossly negligent breach of his statutory duties as a Director of officer.

		Artikel 25			Article 25

Befugnisse des Verwaltungs-rates	1	Der Verwaltungsrat hat die in Artikel 716a OR statuierten unübertragbaren und unentziehbaren Aufgaben, insbesondere: (a) die Oberleitung der Gesellschaft und die Erteilung der nötigen Weisungen; (b) die Festlegung der Organisation; und (c) die Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Weisungen.	Specific Powers of the Board	1

The Board of Directors has the non-delegable and inalienable duties as specified in Article 716a CO, in particular:

(a)                       the ultimate direction of the business of the Company and the issuance of the required directives;

(b)                       the determination of the organization of the Company; and

(c)                        the ultimate supervision of the persons entrusted with management duties, in particular with regard to compliance with law, these Articles of Association, regulations and directives.

	2	Der Verwaltungsrat kann überdies in allen Angelegenheiten Beschluss fassen, die nicht nach Gesetz oder Statuten der Generalversammlung zugeteilt sind.		2	In addition, the Board of Directors may pass resolutions with respect to all matters that are not reserved to the General Meeting of Shareholders by law or under these Articles of Association.

	3	Der Verwaltungsrat kann Beteiligungspläne der Gesellschaft der Generalversammlung zur Genehmigung vorlegen.		3	The Board of Directors may submit benefit or incentive plans of the Company to the General Meeting of Shareholders for approval.

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		Artikel 26			Article 26

Übertragung von Befugnissen

Der Verwaltungsrat kann unter Vorbehalt von Artikel 25 Abs. 1 dieser Statuten sowie der Vorschriften des OR die Geschäftsleitung nach Massgabe eines Organisationsreglements ganz oder teilweise an eines oder mehrere seiner Mitglieder, an einen oder mehrere Ausschüsse des Verwaltungsrates oder an Dritte übertragen. Die Verwaltungsratsmitglieder, Ausschüsse oder die Dritten, die vom Verwaltungsrat mit Geschäftsleitungsaufgaben betraut sind, werden in diesen Statuten als “Geschäftsleitung” bezeichnet.

			Delegation of Powers

Subject to Article 25 para. 1 of these Articles of Association and the applicable provisions of the CO, the Board of Directors may delegate the executive management of the Company in whole or in part to individual directors, one or more committees of the Board of Directors or to persons other than Directors pursuant to organizational regulations. The directors, committees or persons to whom the Board of Directors delegates executive management shall be referred to in these Articles of Association as the “Executive Management Team.”

		Artikel 27			Article 27

Sitzungen des Verwaltungsrats	1	Sofern das vom Verwaltungsrat erlassene Organisationsreglement nichts anderes festlegt, ist zur gültigen Beschlussfassung über Geschäfte des Verwaltungsrates die Anwesenheit einer Mehrheit der Mitglieder des gesamten Verwaltungsrates notwendig. Kein Präsenzquorum ist erforderlich für die Statutenanpassungs- und Feststellungsbeschlüsse des Verwaltungsrates im Zusammenhang mit Kapitalerhöhungen.	Meeting of the Board of Directors	1

Except as otherwise set forth in organizational regulations of the Board of Directors, the attendance quorum necessary for the transaction of the business of the Board of Directors shall be a majority of the whole Board of Directors.  No attendance quorum shall be required for resolutions of the Board of Directors providing for the confirmation of a capital increase or for the amendment of the Articles of Association in connection therewith.

	2	Der Verwaltungsrat fasst seine Beschlüsse mit einer Mehrheit der von den anwesenden Verwaltungsräten abgegebenen Stimmen, vorausgesetzt, das Präsenzquorum von Absatz 1 dieses Artikels 27 ist erfüllt. Der Vorsitzende hat bei Stimmengleichheit keinen Stichentscheid.		2

The Board of Directors shall pass its resolutions with the majority of the votes cast by the Directors present at a meeting at which the attendance quorum of para. 1 of this Article 27 is satisfied.  The Chairman shall have no casting vote.

		Artikel 28			Article 28

Zeichnungs-berechtigung		Die rechtsverbindliche Vertretung der Gesellschaft durch Mitglieder des Verwaltungsrates und durch Dritte wird in einem Organisationsreglement festgelegt.	Signature Power		The due and valid representation of the Company by members of the Board of Directors and other persons shall be set forth in organizational regulations.

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		Bbis. Vergütungsausschuss			Bbis. Compensation Committee

		Artikel 28a			Article 28a

Amtsdauer, Organisation des Vergütungsaus-schusses	1	Der Vergütungsausschuss (der Vergütungsausschuss) ist der Ausschuss des Verwaltungsrates, der für Vergütungsfragen zuständig ist. Er besteht aus mindestens drei (3) Mitgliedern des Verwaltungsrates. Die Mitglieder des Vergütungsausschusses müssen die anwendbaren Anforderungen an Unabhängigkeit, Erfahrung oder andere regulatorische oder börsenspezifische Anforderungen erfüllen.	Term of office, Organization of the Compensation Committee	1

The compensation committee (the Compensation Committee) shall be the committee of the Board of Directors responsible for compensation matters.  It shall consist of no fewer than three (3) members of the Board of Directors.  The members of the Compensation Committee shall meet any applicable independence, experience or other regulatory or stock exchange requirements.

	2	Die Aktionäre wählen die Mitglieder des Vergütungsausschusses einzeln an einer Generalversammlung für eine Amtsdauer bis zum Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist möglich. Ist der Vergütungsausschuss nicht vollständig besetzt, ernennt der Verwaltungsrat aus seiner Mitte Ersatzmitglieder für eine Amtsdauer bis zum Abschluss der nächsten ordentlichen Generalversammlung.		2

The shareholders shall elect the members of the Compensation Committee individually at a General Meeting of Shareholders for a term of office extending until completion of the next Annual General Meeting.  Re-election is possible.  If there are vacancies on the Compensation Committee, the Board of Directors shall appoint from among its members substitutes for a term of office extending until completion of the next Annual General Meeting.

	3	Der Verwaltungsrat ernennt den Vorsitzenden des Vergütungsausschusses. Unter Vorbehalt der Bestimmungen des Gesetzes und dieser Statuten regelt der Verwaltungsrat die Einzelheiten der Organisation des Vergütungsausschusses in einem Reglement oder einer Satzung.		3

The Board of Directors shall elect the Chair of the Compensation Committee.  Subject to applicable law and these Articles of Association, the Board of Directors shall establish the particulars of the organization of the Compensation Committee in regulations or in a charter.

		Artikel 28b			Article 28b

Befugnisse und Pflichten	1	Der Vergütungsausschuss hat unter anderem die Aufgabe, den Verwaltungsrat (1) bei der Erarbeitung eines angemessenen Vergütungs- und Leistungsprogrammes für die Mitglieder des Verwaltungsrates und der Geschäftsleitung und (2) bei der Vorbereitung der Anträge des Verwaltungsrates an die Generalversammlung betreffend die Vergütung des Verwaltungsrates und der Geschäftsleitung zu unterstützen. Der Vergütungsausschuss übernimmt weiter andere mit der	Powers and Duties	1

The Compensation Committee shall, among other things, assist the Board of Directors in (1) developing an appropriate compensation and benefit program for the members of the Board of Directors and the Executive Management Team and (2) preparing the proposals of the Board of Directors to the General Meeting of Shareholders regarding the compensation of the Board of Directors and the Executive Management Team.  The Compensation Committee shall further perform such other compensation-

25

		Vergütung in Zusammenhang stehende Aufgaben, wie sie von Zeit zu Zeit vom Verwaltungsrat an ihn delegiert werden.			related duties as delegated to it by the Board of Directors from time to time.

	2	Der Verwaltungsrat regelt die Einzelheiten der Befugnisse und Pflichten des Vergütungsausschusses in einem Reglement oder einer Satzung. Insbesondere legt der Verwaltungsrat fest, inwieweit der Vergütungsausschuss Leistungsziele, Zielwerte und die individuelle Vergütung der Mitglieder des Verwaltungsrates und der Geschäftsleitung selbst bestimmt, und inwieweit der Vergütungsausschuss dem Verwaltungsrat Vorschläge hierzu zur definitiven Beschlussfassung unterbreitet.		2

The Board of Directors shall establish the particulars of the powers and duties of the Compensation Committee in regulations or in a charter. In particular, the Board of Directors shall establish to what extent the Compensation Committee shall determine performance objectives, target values and the individual compensation of the members of the Board of Directors and the Executive Management Team itself, and to what extent the Compensation Committee shall submit proposals in relation thereto to the Board of Directors for its final determination.

	3	Der Verwaltungsrat kann weitere Befugnisse und Pflichten an den Vergütungsausschuss delegieren.		3	The Board of Directors may delegate further authorities and duties to the Compensation Committee.

		C. Revisionsstelle			C. Auditor

		Artikel 29			Article 29

Amtsdauer, Befugnisse und Pflichten	1	Die Revisionsstelle wird von der Generalversammlung gewählt und es obliegen ihr die vom Gesetz zugewiesenen Befugnisse und Pflichten.	Term, Powers and Duties	1	The Auditor shall be elected by the General Meeting of Shareholders and shall have the powers and duties vested in it by law.

	2	Die Amtsdauer der Revisionsstelle beträgt ein Jahr, beginnend am Tage der Wahl an einer ordentlichen Generalversammlung und endend am Tage der nächsten ordentlichen Generalversammlung.		2

The term of office of the Auditor shall be one year, commencing on the day of election at an Annual General Meeting of Shareholders and terminating on the day of the next Annual General Meeting of Shareholders.

26

		Abschnitt 3a: Vergütung des Verwaltungsrates und der Geschäftsleitung			Section 3a: Compensation of the Board of Directors and the Executive Management Team

		Artikel 29a			Article 29a

Genehmigung der Vergütung des Verwaltungsrates und der Geschäftsleitung durch die Aktionäre	1	Die Aktionäre genehmigen, unter Vorbehalt der nachstehenden Abs. 3 und Abs. 4, an jeder ordentlichen Generalversammlung die Anträge des Verwaltungsrates betreffend den Maximalgesamtbetrag (in US Dollars, Schweizer Franken oder einer anderen Währung):	Shareholder Ratification of Compensation of the Board of Directors and the Executive Management Team	1

The shareholders shall, subject to para. 3 and para. 4 below, at each Annual General Meeting ratify the proposals of the Board of Directors as regards the maximum aggregate amount (expressed in U.S. dollars, Swiss francs or any other currency) of, respectively:

		(a) der Vergütung des Verwaltungsrates für die Periode zwischen der ordentlichen Generalversammlung, an der um Genehmigung ersucht wird, und der nächsten ordentlichen Generalversammlung; und			(a) the compensation of the Board of Directors for the period between the Annual General Meeting at which ratification is sought and the next Annual General Meeting; and

		(b) der Vergütung der Geschäftsleitung für das Geschäftsjahr, das nach der ordentlichen Generalversammlung, an der um Genehmigung ersucht wird, beginnt.			(b) the compensation of the Executive Management Team for the fiscal year commencing after the Annual General Meeting at which ratification is sought.

	2	Der Verwaltungsrat kann die Aktionäre an einer Generalversammlung um Genehmigung eines Gesamtbetrages oder eines Maximalgesamtbetrages der Vergütung des Verwaltungsrates bzw. der Geschäftsleitung, oder von Elementen davon, oder zusätzlicher oder bedingter Beträge für von Abs. 1 dieses Artikels 29a abweichende Zeitperioden ersuchen, sei es auf retrospektiver Basis, prospektiver Basis oder einer Kombination davon.		2

The Board of Directors may seek ratification by the shareholders at a General Meeting of Shareholders on a retrospective or prospective basis, or a combination thereof, of the aggregate amount, or maximum aggregate amount, of compensation, respectively, of the Board of Directors and the Executive Management Team, or any element thereof, or any additional or contingent amount, in relation to different time periods than those referred to in para. 1 of this Article 29a.

	3	Innerhalb des von den Aktionären an der jeweiligen Generalversammlung genehmigten Gesamtbetrages oder Maximalgesamtbetrages ist ausschliesslich der		3	Within the aggregate amount, or maximum aggregate amount ratified by the shareholders at the relevant General Meeting of Shareholders, it shall be the exclusive authority

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Verwaltungsrat, oder soweit delegiert, der Vergütungsausschuss befugt und verantwortlich, die tatsächliche individuelle Vergütung jedes Mitglieds des Verwaltungsrates beziehungsweise der Geschäftsleitung zu bestimmen. Zu diesem Zweck wird der Wert der Vergütung in der Regel gemäss allgemein anerkannten Bewertungsmethoden per Datum der Zuteilung des jeweiligen Vergütungselements bestimmt.

and responsibility of the Board of Directors or, where delegated to it, the Compensation Committee, to determine the actual individual compensation of, respectively, each member of the Board of Directors and the Executive Management Team.  For such purposes, the value of compensation shall as a rule be determined in accordance with generally recognized valuation methods as per the grant date of the respective compensation element.

4

Genehmigen die Aktionäre an einer Generalversammlung einen Antrag des Verwaltungsrates gemäss Abs. 1 oder Abs. 2 hiervor nicht, so zieht der Verwaltungsrat oder, soweit delegiert, der Vergütungsausschuss den nicht-genehmigten Antrag unter Berücksichtigung, soweit feststellbar, der Gründe, aus denen die Aktionäre den Antrag nicht genehmigt haben, in Wiedererwägung und ersucht die Aktionäre um Genehmigung eines revidierten Antrags; die Genehmigung kann an der Generalversammlung, an welcher der Antrag gemäss Abs. 1 oder Abs. 2 hiervor nicht genehmigt wurde, an einer ausserordentlichen Generalversammlung oder an der nächsten ordentlichen Generalversammlung erfolgen.

		4

If the shareholders at a General Meeting of Shareholders have not ratified a proposal of the Board of Directors pursuant to para. 1 or para. 2 above, the Board of Directors or, where delegated to it, the Compensation Committee shall reconsider the proposal that has not been ratified, taking into account, to the extent identifiable, the reasons for which the shareholders did not ratify the proposal, and seek shareholder ratification for a revised proposal at the General Meeting of Shareholders at which the proposal pursuant to para. 1 or para. 2 above has not been ratified, at an Extraordinary General Meeting or at the next Annual General Meeting.

5	Die Gesellschaft oder von ihr kontrollierte Gesellschaften können, unter Vorbehalt der nachträglichen Genehmigung durch die Aktionäre, Vergütung vor der Genehmigung durch die Aktionäre an einer Generalversammlung zuteilen oder bezahlen.	5	The Company or companies under its control may grant or pay compensation subject to subsequent shareholder ratification prior to shareholder ratification at a General Meeting of Shareholders.

6	Der Begriff “Vergütung”, so wie er in diesen Statuten verwendet wird (ausser soweit im Rahmen einer spezifischen Bestimmung dieser Statuten anders definiert), umfasst jegliche Form der Entschädigung, einschliesslich (ohne Beschränkung auf) anteilsbasierte Vergütung oder Leistungs-, Erfolgs- oder andere Vergütung, in bar, Aktien, gesperrten Aktien, gesperrten Aktieneinheiten, aufgeschobenen Einheiten, Optionen, Aktienwertsteigerungsrechten, Bonus-Aktien, Leistungsprämien oder anderen Finanzinstrumenten oder	6

The term “compensation,” as used in these Articles of Association (except to the extent defined otherwise in a specific provision of these Articles of Association), shall include any form of remuneration, including, without limitation, equity awards, or incentive awards or other awards, in cash, shares, restricted shares, restricted share units, deferred units, options, share appreciation rights, bonus shares, performance awards, awards of other financial instruments or derivatives, or any combination of the foregoing, granted or paid to, and any other benefits

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Derivaten, oder irgendeine Kombination davon, und andere Leistungen und Vorteile, welche den betreffenden Empfängern zugeteilt oder bezahlt wird bzw. welche diese erhalten (vorausgesetzt, dass Mitglieder des Verwaltungsrates nur eine anteilsbasierte Vergütung in der Form von Aktien, gesperrten Aktien, gesperrten Aktieneinheiten, aufgeschobenen Einheiten oder ähnlichen Instrumenten erhalten dürfen), in jedem Fall unabhängig davon, ob die Vergütung, die Leistungen oder die Vorteile in Aktien, in anderen Finanzmarktinstrumenten, in bar oder als Sach- oder Dienstleistung ausgerichtet oder beglichen werden. Der Begriff “Vergütung” umfasst nicht den Ersatz oder die Bevorschussung von Auslagen, die der betreffende Empfänger im Interesse der Gesellschaft oder von ihr kontrollierten Gesellschaften getätigt hat, oder eine Schadloshaltung oder Bevorschussung von Auslagen, die an ein Mitglied des Verwaltungsrates oder der Geschäftsleitung gemäss Artikel 24 Abs. 3 und Abs. 4 dieser Statuten ausgerichtet wird.

and perquisites received by, the respective recipients (it being understood that members of the Board of Directors may only receive equity awards in the form of shares, restricted shares, restricted share units, deferred units or similar instruments), in each case irrespective of whether any of such awards, benefits or perquisites are provided or settled in shares, other securities, cash, in kind or in form of services.  The term “compensation” shall not include the reimbursement or the advancement of expenses incurred by the respective recipient in the interest of the Company or companies under its control, or any indemnification or advancement of expenses provided to a member of the Board of Directors or the Executive Management Team pursuant to Article 24 para. 3 and para. 4 of these Articles of Association.

		Artikel 29b			Article 29b

Vergütungs-Prinzipien für Verwaltungsrat und Geschäftsleitung	1

Die Vergütung des Verwaltungsrates kann (i) Barkomponenten, (ii) Aktien, gesperrte Aktien, gesperrte Aktieneinheiten, aufgeschobene Einheiten oder ähnliche Instrumente und/oder (iii) Leistungen oder Vorteile in der Form von Sach- oder Dienstleistungen umfassen, wie im Einzelnen vom Verwaltungsrat oder, soweit delegiert, vom Vergütungsausschuss von Zeit zu Zeit unter Vorbehalt der anwendbaren Planbestimmungen festgelegt. Die so festgelegte Vergütung soll unter anderem die Funktion und die Aufgaben der Verwaltungsräte im Verwaltungsrat und in Ausschüssen des Verwaltungsrates berücksichtigen. Exekutive Verwaltungsräte erhalten keine Vergütung zusätzlich zur Vergütung, welche ihnen im Rahmen ihrer Funktion als Officers der Gesellschaft ausgerichtet wird.

			Compensation Principles for the Board of Directors and the Executive Management Team	1

The compensation of the Board of Directors may include (i) cash components, (ii) shares, restricted shares, restricted share units, deferred units or similar instruments, and/or (iii) benefits or perquisites in kind or in the form of services, as shall be determined by the Board of Directors or, where delegated to it, the Compensation Committee from time to time, subject to the terms of the applicable plans.  The compensation so determined shall, among other things, take into account the position and the roles of the directors within the Board of Directors and on committees of the Board of Directors.  Executive directors shall not receive any compensation in addition to the compensation paid to them in their roles as officers of the Company.

	2	Sofern vom Verwaltungsrat oder, soweit delegiert, vom Vergütungsausschuss nicht anders festgelegt, besteht die		2	Except as otherwise determined by the Board of Directors or, where delegated to it, the Compensation Committee,

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Vergütung der Geschäftsleitung in der Regel aus (i) einem Basissalär, (ii) kurzfristiger Leistungs- oder Erfolgsvergütung gemäss den anwendbaren Plänen, (iii) langfristiger Leistungs- oder Erfolgsvergütung gemäss den anwendbaren Plänen und (iv) weiterer Vergütung, die der Verwaltungsrat oder, soweit delegiert, der Vergütungsausschuss als angemessen erachtet, einschliesslich (ohne Beschränkung auf) Beiträge an Vorsorgeleistungspläne und Spesenpauschalen.

the compensation of the Executive Management Team shall generally consist of (i) a base salary, (ii) short-term incentive compensation pursuant to the applicable plans, (iii) long-term incentive compensation pursuant to the applicable plans and (iv) any other compensation as deemed appropriate by the Board of Directors or, where delegated to it, the Compensation Committee, including, without limitation, contributions to post-retirement benefit plans and allowances.

3

Kurzfristige Leistungs- oder Erfolgsvergütung soll Mitgliedern der Geschäftsleitung die Möglichkeit geben, einen jährlichen Bar-Bonus, andere an kurzfristigen Leistungs- oder Erfolgszielen ausgerichtete Vergütung, oder eine Kombination davon zu verdienen, jeweils wie vom Verwaltungsrat oder, soweit delegiert, vom Vergütungsausschuss von Zeit zu Zeit festgelegt, und ist gestützt auf Performance festzulegen, gemessen an vordefinierten Zielen, einschliesslich (ohne Beschränkung auf) Sicherheitszielen, finanziellen Zielen, strategischen Unternehmenszielen, individuellen Leistungszielen, Leistungszielen bezogen auf vergleichbare Unternehmen, und anderen Zielen, wie vom Verwaltungsrat, oder soweit delegiert, vom Vergütungsausschuss von Zeit zu Zeit festgelegt.

3

Short-term incentive compensation shall provide members of the Executive Management Team with the opportunity to earn an annual cash bonus, other short-term incentive awards, or a combination thereof, as shall be determined by the Board of Directors or, where delegated to it, the Compensation Committee from time to time, and shall be based on performance as measured against predetermined objectives, including, without limitation, safety performance objectives, financial performance objectives, strategic corporate objectives, individual performance objectives, peer performance objectives, and such other objectives, all as established by the Board of Directors or, where delegated to it, the Compensation Committee from time to time.

4

Langfristige Leistungs- oder Erfolgsvergütung ist mit dem Ziel auszugestalten, einen Anreiz für eine erhöhte Leistung und die Erreichung von langfristigen Zielen durch die Geschäftsleitung zu setzen, das Wachstum von Shareholder Value zu fördern und Schlüsseltalente anzubinden, unter anderem dadurch, dass Mitgliedern der Geschäftsleitung Möglichkeiten gegeben werden, am langfristigen Wachstum und der Profitabilität der Gesellschaft teilzuhaben. Zu diesem Zweck, einschliesslich (ohne Beschränkung) zwecks Bestimmung der relevanten Zielwerte der Vergütung gemäss den anwendbaren Plänen, kann der Verwaltungsrat oder,

4

Long-term incentive compensation shall be designed so as to motivate superior performance and achievement of long-term goals by the Executive Management Team, to promote the growth of shareholder value and retain key talent, among other things, by providing members of the Executive Management Team with opportunities to participate in the long-term growth and profitability of the Company.  For such purposes, including, without limitation, for purposes of determining the relevant target values of compensation pursuant to the applicable plans, the Board of Directors or, where delegated to it, the Compensation Committee may, among other things, take into account the

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soweit delegiert, der Vergütungsausschuss unter anderem die Position und den Grad der Verantwortung des betreffenden Vergütungsempfängers, individuelle Leistungsziele, Ziele der Gesellschaft oder Teilen davon, einschliesslich (ohne Beschränkung) die Aktienrendite im Verhältnis zum Markt, anderen Unternehmen oder anderen Richtgrössen, berücksichtigen. Der endgültige Wert von langfristigen Leistungs- oder Erfolgsvergütung kann den jeweiligen Zielwert übersteigen. Der Verwaltungsrat oder, soweit delegiert, der Vergütungsausschuss bestimmt das relative Gewicht der Leistungskriterien und die jeweiligen Referenzwerte.

position and level of responsibility of the respective compensation recipient, individual performance targets, targets of the Company or parts thereof, including, without limitation, total shareholder return relative to market, other companies or other benchmarks.  The definitive value of long-term incentive compensation may exceed the relevant target value.  The Board of Directors or, where delegated to it, the Compensation Committee shall determine the relative weight of the performance criteria and the respective target values.

	5	Der Verwaltungsrat, oder soweit delegiert, der Vergütungsausschuss legt, soweit anwendbar, die Zuteilungs-, Vesting-, Ausübungs- und Verfallsbedingungen fest; der Verwaltungsrat, oder soweit delegiert, der Vergütungsausschuss kann vorsehen, dass bei Eintritt von im Voraus bestimmten Ereignissen wie etwa einem Kontrollwechsel oder der Beendigung eines Arbeits-, Mandats- oder anderen Vertrags Vesting- und Ausübungsbedingungen fortbestehen, verkürzt oder aufgehoben werden, Vergütungen unter Annahme der Zielerreichung ausgerichtet werden oder Vergütungen verfallen.		5

The Board of Directors or, where delegated to it, the Compensation Committee shall, as applicable, determine the grant, vesting, exercise and forfeiture conditions; the Board of Directors or, where delegated to it, the Compensation Committee may provide for the continuation, acceleration or removal of vesting and exercise conditions, for the payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case with regard to pre-determined events such as a change-in-control or termination of an employment, mandate or other agreement.

	6	Die Gesellschaft oder von ihr kontrollierte Gesellschaften können die Aktien, die im Rahmen der aktienbezogenen Vergütung an die Begünstigten auszugeben oder zu liefern sind, jeweils soweit verfügbar, aus genehmigtem oder bedingtem Aktienkapital oder unter Verwendung von eigenen Aktien bereitstellen.		6

The Company or companies under its control may procure the Shares to be issued or delivered to beneficiaries of equity-based awards, to the extent available, from authorized share capital, conditional share capital, or through use of treasury shares.

	7	Vergütung gemäss diesen Statuten kann durch die Gesellschaft oder durch von ihr kontrollierte Gesellschaften zugeteilt oder bezahlt werden.		7	Compensation pursuant to these Articles of Association may be granted or paid by the Company or companies under its control.

		Artikel 29c			Article 29c

Zusatzbetrag für		Reicht der von den Aktionären an einer	Supplementary		If the maximum aggregate amount of compensation of the

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Änderungen in der Geschäfts-leitung

Generalversammlung genehmigte Maximalgesamtbetrag der Vergütung der Geschäftsleitung für die Vergütung einer Person, die während einer Vergütungsperiode, für welche die Aktionäre bereits ihre Genehmigung erteilt haben, neu eine Geschäftsleitungsfunktion antritt, nicht aus, sind die Gesellschaft oder von ihr kontrollierte Gesellschaften ermächtigt, jeder solchen Person für die Dauer der bereits durch die Aktionäre an einer Generalversammlung genehmigten Vergütungsperiode(n) eine Vergütung (der Zusatzbetrag) zuzuteilen oder zu bezahlen, die keiner Genehmigung durch die Aktionäre unterliegt. Als Zusatzbetrag können die Gesellschaft oder von ihr kontrollierte Gesellschaften jeder solcher Person je relevante Vergütungsperiode für jeden der beiden nachfolgenden Zwecke je einen die Gesamtjahresvergütung des betreffenden Vorgängers bzw. für eine ähnliche vorbestehende Funktion um bis zu 40% übersteigenden Betrag zuteilen oder bezahlen: (1) als Vergütung für die relevante Vergütungsperiode; und zusätzlich (2) zum Ausgleich der Nachteile, die im Zusammenhang mit dem Stellenwechsel entstehen. Für die Zwecke dieser Bestimmung gilt als Gesamtjahresvergütung die im jüngsten Proxy Statement der Gesellschaft für das vorangehende Geschäftsjahr ausgewiesene Gesamtjahresvergütung des betreffenden Vorgängers bzw. für eine ähnliche vorbestehende Funktion; für die kurzfristige und langfristige Leistungs- oder Erfolgsvergütung ist dabei auf die tatsächlichen Werte oder, sofern höher, die Zielwerte der betreffenden Vergütungselemente abzustellen, je wie sie im jüngsten Proxy Statement der Gesellschaft für das vorangehende Geschäftsjahr ausgewiesen sind. Die Gesellschaft oder von ihr kontrollierte Gesellschaften dürfen gestützt auf die Bestimmung dieses Artikel 29c je relevante Vergütungsperiode keinesfalls an mehr als fünf (5) Personen einen Zusatzbetrag im Rahmen der Maximalwerte gemäss der Bestimmung dieses Artikels 29c

Amount for Changes to the Executive Management Team

Executive Management Team ratified by shareholders at a General Meeting of Shareholders is not sufficient to also cover the compensation of a person who newly assumes an Executive Management Team function during a compensation period for which shareholder ratification has already been granted, the Company or companies under its control shall be authorized to grant or pay, in relation to the compensation period(s) already ratified by the shareholders at a General Meeting of Shareholders, to each such person compensation (the Supplementary Amount), which shall not be subject to ratification by the shareholders.  The Company or companies under its control may grant or pay as Supplementary Amount to each such person for each relevant compensation period for each of the following two purposes a separate amount of up to 40% in excess of the Total Annual Compensation of the respective predecessor or for a similar preexisting position: (1) as compensation for the relevant compensation period; and, in addition, (2) as compensation for any prejudice incurred in connection with the change of employment.  For purposes of this provision, Total Annual Compensation shall mean the total annual compensation of the respective predecessor or for a similar preexisting position as disclosed in the most recent proxy statement of the Company in relation to the preceding fiscal year; for such purposes, short-term and long-term incentive compensation shall be included on the basis of the actual values or, if higher, the target values of the respective compensation elements, in each case as disclosed in the most recent proxy statement of the Company in relation to the preceding fiscal year.  On the basis of this Article 29c, the Company or companies under its control may in no event grant or pay, in each relevant compensation period, a Supplementary Amount to more than five (5) persons within the limitations of the maximum values pursuant to the provision of this Article 29c.

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		zuteilen oder bezahlen.

		Abschnitt 3b: Verträge betreffend Vergütung mit Mitgliedern des Verwaltungsrates und der Geschäftsleitung			Section 3b: Agreements Regarding Compensation With Members of the Board of Directors and the Executive Management Team

		Artikel 29d			Article 29d

Verträge betreffend Vergütung mit Mitgliedern des Verwaltungs-rates und der Geschäfts-leitung	1	Die Gesellschaft oder von ihr kontrollierte Gesellschaften können mit Mitgliedern des Verwaltungsrates unbefristete oder befristete Mandatsverträge oder andere Verträge über deren Vergütung als Verwaltungsräte abschliessen. Die Dauer von befristeten Verträgen darf die Amtsdauer eines Verwaltungsrates nicht überschreiten. Eine Erneuerung eines befristeten Vertrags ist zulässig. Unbefristete Verträge haben eine Kündigungsfrist von maximal einer Amtsdauer.	Agreements Regarding Compensation With Members of the Board of Directors and the Executive Management Team	1

The Company or companies under its control may enter into mandate or other agreements with the members of the Board of Directors regarding their compensation as directors for a fixed term or for an indefinite term.  The duration of fixed term agreements may not exceed a director’s term of office.  A renewal of a fixed term agreement is permissible.  Agreements for an indefinite term may have a termination notice period not exceeding a term of office.

	2	Die Gesellschaft oder von ihr kontrollierte Gesellschaften können mit Mitgliedern der Geschäftsleitung unbefristete oder befristete Arbeitsverträge oder andere Verträge über ihre Vergütung als Mitglieder der Geschäftsleitung abschliessen. Die maximale Dauer eines befristeten Vertrags beträgt ein (1) Jahr. Eine Erneuerung eines befristeten Vertrags ist zulässig. Unbefristete Verträge haben eine Kündigungsfrist von maximal zwölf (12) Monaten.		2

The Company or companies under its control may enter into employment or other agreements with the members of the Executive Management Team regarding their compensation as members of the Executive Management Team for a fixed term or for an indefinite term.  The duration of fixed term agreements may not exceed one (1) year.  A renewal of a fixed term agreement is permissible.  Agreements for an indefinite term may have a termination notice period of a maximum of twelve (12) months.

	3	Mitglieder der Geschäftsleitung können während der Kündigungsfrist von ihrer Arbeitspflicht befreit werden. Des Weiteren ist es zulässig, dass die Gesellschaft oder von ihr kontrollierte Gesellschaften Aufhebungs- oder ähnliche Vereinbarungen abschliessen.		3

Members of the Executive Management Team may be released from their obligation of work during the period of the termination notice period.  Further, it shall be permissible for the Company or companies under its control to enter into termination or similar agreements.

	4	Die Gesellschaft oder von ihr kontrollierte Gesellschaften können mit Mitgliedern der Geschäftsleitung Konkurrenzverbote für die Zeit nach Beendigung des Arbeitsvertrags vereinbaren. Die Dauer eines solchen		4

The Company or companies under its control may enter into non-competition agreements with members of the Executive Management Team for the period after the termination of the employment agreement.  The duration of

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Konkurrenzverbots für ein Mitglied der Geschäftsleitung darf ein (1) Jahr nicht überschreiten, und die Entschädigung für ein Konkurrenzverbot darf die Summe des Basissalärs und des Ziel-Bar-Bonus des betreffenden Mitglieds der Geschäftsleitung im letzten vollen Geschäftsjahr, während dem er oder sie von der Gesellschaft oder von einer von ihr kontrollierten Gesellschaft angestellt war, nicht übersteigen.

any such non-competition undertaking by an Executive Management Team member shall not exceed one (1) year, and the consideration paid for a non-competition undertaking shall not exceed the sum of the base salary and the target cash bonus of the respective Executive Management Team member in the last full fiscal year in which he or she was employed with the Company or one of its companies under its control.

		Abschnitt 3c: Mandate ausserhalb des Konzerns, Darlehen, Vorsorgeleistungen ausserhalb der beruflichen Vorsorge			Section 3c: Mandates Outside the Group, Loans, Post-Retirement Benefits Beyond Occupational Pensions

		Artikel 29e			Article 29e

Mandate ausserhalb des Konzerns	1	Kein Mitglied des Verwaltungsrates kann zusätzlich zum Mandat bei der Gesellschaft mehr als zehn (10) Mandate in Personen wahrnehmen, wovon nicht mehr als vier (4) in Personen sein dürfen, deren Aktien an einer Börse kotiert sind.	Mandates Outside the Group	1

No member of the Board of Directors may hold more than ten (10) Mandates in Persons other than the Company, of which not more than four (4) may be in Persons whose shares are listed on a stock exchange.

	2	Kein Mitglied der Geschäftsleitung kann mehr als vier (4) Mandate in Personen wahrnehmen, wovon zusätzlich zu einem allfälligen Mandat bei der Gesellschaft nicht mehr als eines (1) in einer Person sein darf, deren Aktien an einer Börse kotiert sind.		2

No member of the Executive Management Team may hold more than four (4) Mandates in Persons of which, in addition to a Mandate at the Company, if any, not more than one (1) may be in Persons whose shares are listed on a stock exchange.

	3	Die folgenden Mandate fallen nicht unter die Beschränkungen gemäss Abs. 1 und Abs. 2 dieses Artikels 29e:		3	The following Mandates shall not be subject to the limitations set forth in para. 1 and para. 2 of this Article 29e:

		(a) Mandate in Personen, welche die Gesellschaft kontrollieren, durch die Gesellschaft kontrolliert werden oder unter gemeinsamer Kontrolle mit der Gesellschaft stehen;			(a) Mandates in any Person which Controls, is Controlled by or is under common Control with the Company;

		(b) Ohne Einschränkung von lit. a hiervor, Mandate, die auf Anordnung der Gesellschaft oder von Personen, welche die Gesellschaft kontrollieren, durch die			(b) Without limitation to subpara. a above, Mandates held at the instruction of the Company or any Person which Controls, is Controlled by or is under common

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Gesellschaft kontrolliert werden oder unter gemeinsamer Kontrolle mit der Gesellschaft stehen, wahrgenommen werden. Kein Mitglied des Verwaltungsrates oder der Geschäftsleitung kann mehr als zehn (10) solche Mandate wahrnehmen; und

					Control with the Company; provided, however, that no member of the Board of Directors or the Executive Management Team shall hold more than ten (10) such Mandates; and

(c)              Mandate in Vereinen und Verbänden, gemeinnützigen Organisationen, Non-For-Profit Organisationen, Stiftungen (einschliesslich Personalfürsorgestiftungen), Trusts und ähnliche Personen. Kein Mitglied des Verwaltungsrates oder der Geschäftsleitung kann mehr als zehn (10) solche Mandate wahrnehmen.

(c)              Mandates in associations, charitable organizations, non-for-profit organizations, foundations (including in relation to post-retirement benefits), trusts and similar Persons; provided, however, that no member of the Board of Directors or the Executive Management Team shall hold more than ten (10) such Mandates.

	4	Der Begriff “Mandat”, so wie er in diesen Statuten verwendet wird, umfasst jeglichen Einsitz in das oberste Leitungs- oder Verwaltungsorgan einer Person, die zur Eintragung in ein schweizerisches Handelsregister oder ein entsprechendes ausländisches Register verpflichtet ist. Bis zu zehn (10) Mandate in verschiedenen Personen, welche ausserhalb des Anwendungsbereichs von Artikel 29e Abs. 3(a) unter einheitlicher Kontrolle oder gleicher wirtschaftlicher Berechtigung stehen, gelten als ein Mandat.		4

The term “Mandate,” as used in these Articles of Association, shall refer to any position in the supreme governing body of a Person that is required to be registered in a Swiss Commercial Register or a foreign register of equivalent nature.  Up to ten (10) Mandates in different Persons that are under joint Control or common beneficial ownership outside the scope of application of Article 29e para. 3(a) shall be deemed to be one Mandate.

		Artikel 29f			Article 29f

Darlehen / Vorsorge- leistungen ausserhalb der beruflichen Vorsorge	1	Die Gesellschaft oder von ihr kontrollierte Gesellschaften entrichten keine Darlehen an Mitglieder des Verwaltungsrates oder der Geschäftsleitung.	Loans / Post-Retirement Benefits Beyond Occupational Pensions	1	The Company or companies under its control shall not grant any loans to members of the Board of Directors or the Executive Management Team.

	2	Die Gesellschaft oder von ihr kontrollierte Gesellschaften können an ein Mitglied der Geschäftsleitung Vorsorgeleistungen ausserhalb der beruflichen Vorsorge ausrichten, wobei solche Vorsorgeleistungen 50% des Basissalärs im Geschäftsjahr, das der Pensionierung		2

The Company or companies under its control may grant a member of the Executive Management Team post-retirement benefits beyond occupational pensions; provided, however, that any such post-retirement benefits may not exceed 50% of the base salary in the fiscal year

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		unmittelbar vorausgeht, nicht übersteigen dürfen.			immediately preceding the retirement.

		Abschnitt 4: Jahresrechnung, Konzernrechnung und Gewinnverteilung			Section 4: Annual Statutory Financial Statements, Consolidated Financial Statements and Profit Allocation

		Artikel 30			Article 30

Geschäftsjahr		Der Verwaltungsrat legt das Geschäftsjahr fest.	Fiscal Year		The Board of Directors determines the fiscal year.

		Artikel 31			Article 31

Verteilung des Bilanzgewinns, Reserven	1	Über den Bilanzgewinn verfügt die Generalversammlung im Rahmen der anwendbaren gesetzlichen Vorschriften. Der Verwaltungsrat unterbreitet ihr seine Vorschläge.	Allocation of Profit Shown on the Annual Statutory Balance Sheet, Reserves	1

The profit shown on the Annual Statutory Balance Sheet shall be allocated by the General Meeting of Shareholders in accordance with applicable law.  The Board of Directors shall submit its proposals to the General Meeting of Shareholders.

	2	Neben der gesetzlichen Reserve können weitere Reserven geschaffen werden.		2	Further reserves may be taken in addition to the reserves required by law.

	3	Dividenden, welche nicht innerhalb von fünf Jahren nach ihrem Auszahlungsdatum bezogen werden, fallen an die Gesellschaft und werden in die allgemeinen gesetzlichen Reserven verbucht.		3	Dividends that have not been collected within five years after their payment date shall enure to the Company and be allocated to the general statutory reserves.

		Abschnitt 5: Auflösung und Liquidation			Section 5: Winding-up and Liquidation

		Artikel 32			Article 32

Auflösung und Liquidation	1	Die Generalversammlung kann jederzeit die Auflösung und Liquidation der Gesellschaft nach Massgabe der gesetzlichen und statutarischen Vorschriften beschliessen.	Winding-up and Liquidation	1	The General Meeting of Shareholders may at any time resolve on the winding-up and liquidation of the Company pursuant to applicable law and the provisions set forth in these Articles of Association.

	2	Die Liquidation wird durch den Verwaltungsrat durchgeführt, sofern sie nicht durch die Generalversammlung anderen Personen übertragen wird.		2	The liquidation shall be effected by the Board of Directors, unless the General Meeting of Shareholders shall appoint other persons as liquidators.

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	3	Die Liquidation der Gesellschaft erfolgt nach Massgabe der gesetzlichen Vorschriften.		3	The liquidation of the Company shall be effectuated pursuant to the statutory provisions.

	4	Nach erfolgter Tilgung der Schulden wird das Vermögen unter die Aktionäre nach Massgabe der eingezahlten Beträge verteilt, soweit diese Statuten nichts anderes vorsehen.		4	Upon discharge of all liabilities, the assets of the Company shall be distributed to the shareholders pursuant to the amounts paid in, unless these Articles of Association provide otherwise.

		Abschnitt 6: Bekanntmachungen, Mitteilungen			Section 6: Announcements, Communications

		Artikel 33			Article 33

Bekannt-machungen, Mitteilungen	1	Publikationsorgan der Gesellschaft ist das Schweizerische Handelsamtsblatt.	Announcements, Communications	1	The official means of publication of the Company shall be the Swiss Official Gazette of Commerce.

	2

Soweit keine individuelle Benachrichtigung durch das Gesetz, börsengesetzliche Bestimmungen oder diese Statuten verlangt wird, gelten sämtliche Mitteilungen an die Aktionäre als gültig erfolgt, wenn sie im Schweizerischen Handelsamtsblatt veröffentlicht worden sind. Schriftliche Bekanntmachungen der Gesellschaft an die Aktionäre werden auf dem ordentlichen Postweg an die letzte im Aktienbuch verzeichnete Adresse des Aktionärs oder des bevollmächtigten Empfängers geschickt. Finanzinstitute, welche Aktien für wirtschaftlich Berechtigte halten und als solches im Aktienbuch eingetragen sind, gelten als bevollmächtigte Empfänger.

				2

To the extent that individual notification is not required by law, stock exchange regulations or these Articles of Association, all communications to the shareholders shall be deemed valid if published in the Swiss Official Gazette of Commerce.  Written communications by the Company to its shareholders shall be sent by ordinary mail to the last address of the shareholder or authorized recipient recorded in the share register.  Financial institutions holding Shares for beneficial owners and recorded in such capacity in the share register shall be deemed to be authorized recipients.

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		Abschnitt 7: Verbindlicher Originaltext			Section 7: Original Language

		Artikel 34			Article 34

Verbindlicher Originaltext		Falls sich zwischen der deutschen und englischen Fassung dieser Statuten Differenzen ergeben, hat die deutsche Fassung Vorrang.	Original Language		In the event of deviations between the German and English version of these Articles of Association, the German text shall prevail.

		Abschnitt 8: Definitionen			Section 8: Definitions

		Artikel 35			Article 35

Aktie(n)	1	Der Begriff Aktie(n) hat die in Artikel 4 dieser Statuten aufgeführte Bedeutung.	Share(s)	1	The term Share(s) has the meaning assigned to it in Article 4 of these Articles of Association.

Eigentümer	2	Eigentümer(in), unter Einschluss der Begriffe Eigentum, halten, gehalten, Eigentümerschaft oder ähnlicher Begriffe, bedeutet, wenn verwendet mit Bezug auf Aktien, jede Person, welche allein oder zusammen mit oder über Nahestehende Gesellschaften oder Nahestehende Personen:	Owner	2	Owner, including the terms Own, Owned and Ownership when used with respect to any Shares means a Person that individually or with or through any of its Affiliates or Associates:

		(a) wirtschaftliche Eigentümerin dieser Aktien ist, ob direkt oder indirekt;			(a) beneficially Owns such Shares, directly or indirectly;

(b)             (1) das Recht hat, aufgrund eines Vertrags, einer Absprache oder einer anderen Vereinbarung, oder aufgrund der Ausübung eines Wandel-, Tausch-, Bezugs- oder Optionsrechts oder anderweitig Aktien zu erwerben (unabhängig davon, ob dieses Recht sofort ausübbar ist oder nur nach einer gewissen Zeit); vorausgesetzt, dass eine Person nicht als

(b)                       has (1) the right to acquire such Shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the

38

Eigentümerin derjenigen Aktien gelten soll, die im Rahmen eines Übernahme- oder Umtauschangebots, das diese Person oder eine dieser Person Nahestehende Gesellschaft oder Nahestehende Person eingeleitet hat, angedient werden, bis diese Aktien zum Kauf oder Tausch akzeptiert werden; oder (2) das Recht hat, die Stimmrechte dieser Aktien aufgrund eines Vertrags, einer Absprache oder einer anderen Vereinbarung auszuüben; vorausgesetzt, dass eine Person nicht als Eigentümerin von Aktien gilt infolge des Rechts, das Stimmrecht auszuüben, soweit der diesbezügliche Vertrag, die diesbezügliche Absprache oder die diesbezügliche andere Vereinbarung nur aufgrund einer widerruflichen Vollmacht (proxy) oder Zustimmung zustande gekommen ist, und diese Vollmacht (proxy) oder Zustimmung in Erwiderung auf eine an 10 oder mehr Personen gemachte diesbezügliche Aufforderung ergangen ist; oder

Owner of Shares tendered pursuant to a tender or exchange offer made by such Person or any of such Person’s Affiliates or Associates until such tendered Shares are accepted for purchase or exchange; or (2) the right to vote such Shares pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the Owner of any Shares because of such Person’s right to vote such Shares if the agreement, arrangement or understanding to vote such Shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more Persons; or

(c)              zwecks Erwerbs, Haltens, Stimmrechtsausübung (mit Ausnahme der Stimmrechtsausübung aufgrund einer widerruflichen Vollmacht (proxy) oder Zustimmung wie in Artikel 35 Abs. 2(b)(ii)(2) umschrieben) oder Veräusserung dieser Aktien mit einer anderen Person in einen Vertrag, eine Absprache oder eine andere Vereinbarung getreten ist, die direkt oder indirekt entweder selbst oder über ihr Nahestehende Gesellschaften oder Nahestehende Personen wirtschaftlich Eigentümerin dieser Aktien ist.

(c)                        has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in Article 35 para. 2(b)(ii)(2)), or disposing of such Shares with any other Person that beneficially Owns, or whose Affiliates or Associates beneficially Own, directly or indirectly, such Shares.

Gesamtjahresvergütung	2a	Der Begriff Gesamtjahresvergütung hat für Zwecke der Bestimmung von Artikel 29c dieser Statuten die in Artikel 29c dieser Statuten aufgeführte Bedeutung.	Total Annual Compensation	2a	The term Total Annual Compensation has, for purposes of the provision of Article 29c of these Articles of Association, the meaning assigned to it in Article 29c of these Articles of Association.

Geschäftsleitung	2b	Der Begriff Geschäftsleitung hat die in Artikel 26 dieser Statuten aufgeführte Bedeutung. In Bezug auf Artikel 20 Abs. 3 und den dazugehörigen Definitionen in diesem	Executive Management Team	2b	The term Executive Management Team has the meaning assigned to it in Article 26 of these Articles of Association. In relation to Article 20 para. 3 and the

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Abschnitt 8 sowie in Bezug auf Artikel 24 Abs. 3 und Abs. 4 ist der Begriff “Mitglieder der Geschäftsleitung” weiterhin als Bezugnahme auf alle Mitglieder der Geschäftsleitung zusammen mit allen anderen Officers der Gesellschaft zu verstehen.

definitions pertaining thereto as set forth in this Section 8 and Article 24 para. 3 and para. 4, the term “officer” shall continue to be a reference to the members of the Executive Management Team together with all other officers of the Company.

Gesellschaft	3	Der Begriff Gesellschaft hat die in Artikel 1 dieser Statuten aufgeführte Bedeutung.	Company	3	The term Company has the meaning assigned to it in Article 1 of these Articles of Association.

Kontrolle	4

Kontrolle, einschliesslich die Begriffe kontrollierend, kontrolliert von und unter gemeinsamer Kontrolle mit, bedeutet die Möglichkeit, direkt oder indirekt auf die Geschäftsführung und die Geschäftspolitik einer Person Einfluss zu nehmen, sei es aufgrund des Haltens von Stimmrechten, eines Vertrags oder auf andere Weise. Eine Person, welche 20% oder mehr der ausgegebenen oder ausstehenden Stimmrechte einer Kapitalgesellschaft, rechts- oder nicht-rechtsfähigen Personengesellschaft oder eines anderen Rechtsträgers hält, hat mangels Nachweises des Gegenteils unter Anwendung des Beweismasses der überwiegenden Wahrscheinlichkeit der Beweismittel vermutungsweise Kontrolle über einen solchen Rechtsträger. Ungeachtet des Voranstehenden gilt diese Vermutung der Kontrolle nicht, wenn eine Person in Treu und Glauben und nicht zur Umgehung dieser Bestimmung Stimmrechte als Stellvertreter (agent), Bank, Börsenmakler (broker), Nominee, Depotbank (custodian) oder Treuhänder (trustee) für einen oder mehrere Eigentümer hält, die für sich allein oder zusammen als Gruppe keine Kontrolle über den betreffenden Rechtsträger haben.

			Control	4

Control, including the terms controlling, controlled by and under common control with, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the Ownership of voting shares, by contract, or otherwise.  A Person who is the Owner of 20% or more of the issued or outstanding voting shares of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary.  Notwithstanding the foregoing, a presumption of control shall not apply where such Person holds voting shares, in good faith and not for the purpose of circumventing this provision, as an agent, bank, broker, nominee, custodian or trustee for one or more Owners who do not individually or as a group have control of such entity.

Mandat	4a	Der Begriff Mandat hat die in Artikel 29e Abs. 4 dieser Statuten aufgeführte Bedeutung.	Mandate	4a	The term Mandate has the meaning assigned to it in Article 29e para. 4 of these Articles of Association.

Nahestehender Aktionär	5	Nahestehender Aktionär bedeutet jede Person (unter Ausschluss der Gesellschaft oder jeder direkten oder	Interested Shareholder	5	Interested Shareholder means any Person (other than the Company or any direct or indirect majority-Owned subsidiary of the Company) (i) that is the Owner of 15% or

40

indirekten Tochtergesellschaft, die zur Mehrheit von der Gesellschaft gehalten wird), (i) die Eigentümerin von 15% oder mehr der ausgegebenen Aktien ist, oder (ii) die als Nahestehende Gesellschaft oder Nahestehende Person anzusehen ist und irgendwann in den drei unmittelbar vorangehenden Jahren vor dem Zeitpunkt, zu dem bestimmt werden muss, ob diese Person ein Nahestehender Aktionär ist, Eigentümerin von 15% oder mehr der ausgegebenen Stimmrechte gewesen ist, ebenso wie jede Nahestehende Gesellschaft und Nahestehende Person dieser Person; vorausgesetzt, dass eine Person nicht als Nahestehender Aktionär gilt, die aufgrund von Handlungen, die ausschliesslich der Gesellschaft zuzurechnen sind, Eigentümerin von Aktien in Überschreitung der 15%-Beschränkung ist; wobei jedoch jede solche Person dann als Nahestehender Aktionär gilt, falls sie später zusätzliche Aktien erwirbt, ausser dieser Erwerb erfolgt aufgrund von weiteren Gesellschaftshandlungen, die weder direkt noch indirekt von dieser Person beeinflusst werden. Zur Bestimmung, ob eine Person ein Nahestehender Aktionär ist, sind die als ausgegeben geltenden Aktien unter Einschluss der von dieser Person gehaltenen Aktien (unter Anwendung des Begriffs “gehalten” wie in Artikel 35 Abs. 2 dieser Statuten definiert) zu berechnen, jedoch unter Ausschluss von nichtausgegebenen Aktien, die aufgrund eines Vertrags, einer Absprache oder einer anderen Vereinbarung, oder aufgrund der Ausübung eines Wandel-, Bezugs- oder Optionsrechts oder anderweitig ausgegeben werden können;

more of the issued Shares of the Company or (ii) that is an Affiliate or Associate of the Company and was the Owner of 15% or more of the issued Shares at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such Person is an Interested Shareholder, and also the Affiliates and Associates of such Person; provided, however, that the term Interested Shareholder shall not include any Person whose Ownership of Shares in excess of the 15% limitation is the result of action taken solely by the Company; provided that such Person shall be an Interested Shareholder if thereafter such Person acquires additional Shares, except as a result of further corporate action not caused, directly or indirectly, by such Person.  For the purpose of determining whether a Person is an Interested Shareholder, the Shares deemed to be in issue shall include Shares deemed to be Owned by the Person (through the application of the definition of Owner in Article 35 para. 2 of these Articles of Association) but shall not include any other unissued Shares which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

Nahestehende Gesellschaft	6	Nahestehende Gesellschaft bedeutet jede Person, die direkt oder indirekt über eine oder mehrere Mittelspersonen eine andere Person kontrolliert, von einer anderen Person kontrolliert wird, oder unter gemeineinsamer Kontrolle mit einer anderen Person steht.	Affiliate	6	Affiliate means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person.

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Nahestehende Person	7

Nahestehende Person bedeutet, wenn verwendet zur Bezeichnung einer Beziehung zu einer Person, (i) jede Kapitalgesellschaft, rechts- oder nicht-rechtsfähige Personengesellschaft oder ein anderer Rechtsträger, von welcher diese Person Mitglied des Leitungs- oder Verwaltungsorgans, der Geschäftsleitung oder Gesellschafter ist oder von welcher diese Person, direkt oder indirekt, Eigentümerin von 20% oder mehr einer Kategorie von Aktien oder anderer Anteilsrechte ist, die ein Stimmrecht vermitteln, (ii) jedes Treuhandvermögen (Trust) oder jede andere Vermögenseinheit, an der diese Person wirtschaftlich einen Anteil von 20% oder mehr hält oder in Bezug auf welche diese Person als Verwalter (trustee) oder in ähnlich treuhändischer Funktion tätig ist, und (iii) jeder Verwandte, Ehe- oder Lebenspartner dieser Person, oder jede Verwandte des Ehe- oder Lebenspartners, jeweils soweit diese den gleichen Wohnsitz haben wie diese Person.

			Associate	7

Associate, when used to indicate a relationship with any Person, means (i) any corporation, partnership, unincorporated association or other entity of which such Person is a director, officer or partner or is, directly or indirectly, the Owner of 20% or more of any class of voting shares, (ii) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, and (iii) any relative or spouse of such Person, or any relative of such spouse, who has the same residence as such Person.

OR	8	Der Begriff OR hat die in Artikel 14 Abs. 2 dieser Statuten aufgeführte Bedeutung.	CO	8	The term CO has the meaning assigned to it in Article 14 para. 2 of these Articles of Association.

Person	9	Person bedeutet jede natürliche Person, jede Kapitalgesellschaft, rechts- oder nicht-rechtsfähige Personengesellschaft oder jeder andere Rechtsträger. Für die Zwecke von Artikel 29e dieser Statuten sind Individuen nicht erfasst.	Person	9	Person means any individual, corporation, partnership, unincorporated association or other entity. For purposes of Article 29e of these Articles of Association, it shall not include individuals.

Rechte	10	Der Begriff Rechte hat die in Artikel 6 Abs. 1 dieser Statuten aufgeführte Bedeutung.	Rights	10	The term Rights has the meaning assigned to it in Article 6 para. 1 of these Articles of Association.

Mit Rechten verbundenen Obligationen	11	Der Begriff mit Rechten verbundenen Obligationen hat die in Artikel 6 Abs. 1 dieser Statuten aufgeführte Bedeutung.	Rights-Bearing Obligations	11	The term Rights-Bearing Obligations has the meaning assigned to it in Article 6 para. 1 of these Articles of Association.

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SEC	12	Der Begriff SEC hat die in Artikel 12 Abs. 2 dieser Statuten aufgeführte Bedeutung.	SEC	12	The term SEC has the meaning assigned to it in Article 12 para. 2 of these Articles of Association.

Transfer Agent	13	Der Begriff Transfer Agent hat die in Artikel 8 Abs. 3 dieser Statuten aufgeführte Bedeutung.	Transfer Agent	13	The term Transfer Agent has the meaning assigned to it in Article 8 para. 3 of these Articles of Association.

Vergütung	13a	Der Begriff Vergütung hat die in Artikel 29a Abs. 6 dieser Statuten aufgeführte Bedeutung.	Compensation	13a	The term Compensation has the meaning assigned to it in Article 29a para. 6 of these Articles of Association.

Vergütungs-ausschuss	13b	Der Begriff Vergütungsausschuss hat die in Artikel 28a Abs. 1 dieser Statuten aufgeführte Bedeutung.	Compensation Committee	13b	The term Compensation Committee has the meaning assigned to it in Article 28a para. 1 of these Articles of Association.

Zusammenschluss	14	Zusammenschluss bedeutet, wenn im Rahmen dieser Statuten in Bezug auf die Gesellschaft oder einen Nahestehenden Aktionär der Gesellschaft verwendet:	Business Combination	14	Business Combination, when used in these Articles of Association in reference to the Company and any Interested Shareholder of the Company, means:

(a)                   Jede Fusion oder andere Form des Zusammenschlusses der Gesellschaft oder einer direkten oder indirekten Tochtergesellschaft, die zur Mehrheit von der Gesellschaft gehalten wird, mit (1) dem Nahestehenden Aktionär oder (2) einer anderen Kapitalgesellschaft, rechts- oder nicht-rechtsfähigen Personengesellschaft oder einem anderen Rechtsträger, soweit diese Fusion oder andere Form des Zusammenschlusses durch den Nahestehenden Aktionär verursacht worden ist und als Folge dieser Fusion oder anderen Form des Zusammenschlusses Artikel 19(f) und Artikel 20 Abs. 3 dieser Statuten (sowie jede der dazu gehörigen Definition in Artikel 35 dieser Statuten) oder im Wesentlichen gleiche Bestimmungen wie Artikel 19(f), Artikel 20 Abs. 3 (und die dazugehörigen Definitionen in Artikel 35 dieser Statuten auf den überlebenden

(a)                       Any merger or consolidation of the Company or any direct or indirect majority-Owned subsidiary of the Company with (1) the Interested Shareholder or (2) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the Interested Shareholder and as a result of such merger or consolidation Article 19(f) and Article 20 para. 3 of these Articles of Association (including the relevant definitions in Article 35 of these Articles of Association pertaining thereto) or a provision substantially the same as such Article 19(f) and Article 20 para. 3 (including the relevant definitions in Article 35) are not applicable to the surviving entity;

43

Rechtsträger) nicht anwendbar sind;

(b)                   jeder Verkauf, Vermietung oder Verpachtung, hypothekarische Belastung oder andere Verpfändung, Übertragung oder andere Verfügung (ob in einer oder mehreren Transaktionen), einschliesslich im Rahmen eines Tauschs, von Vermögenswerten der Gesellschaft oder einer direkten oder indirekten Tochtergesellschaft, die zur Mehrheit von der Gesellschaft gehalten wird, an einen Nahestehenden Aktionär (ausser soweit der Zuerwerb unter einer der genannten Transaktionen proportional als Aktionär erfolgt), soweit diese Vermögenswerte einen Marktwert von 10% oder mehr entweder des auf konsolidierter Basis aggregierten Marktwertes aller Vermögenswerte der Gesellschaft oder des aggregierten Marktwertes aller dann ausgegebenen Aktien haben, unabhängig davon, ob eine dieser Transaktionen Teil einer Auflösung der Gesellschaft ist oder nicht;

(b)                       any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder, to or with the Interested Shareholder, whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-Owned subsidiary of the Company which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Company determined on a consolidated basis or the aggregate market value of all the Shares then in issue;

(c)                    jede Transaktion, die dazu führt, dass die Gesellschaft oder eine direkte oder indirekte Tochtergesellschaft, die zur Mehrheit von der Gesellschaft gehalten wird, Aktien oder Tochtergesellschafts-Aktien an den Nahestehenden Aktionär ausgibt oder überträgt, es sei denn (1) aufgrund der Ausübung, des Tauschs oder der Wandlung von Finanzmarktinstrumenten, die in Aktien oder Aktien einer direkten oder indirekten Tochtergesellschaft, die zur Mehrheit von der Gesellschaft gehalten wird, ausgeübt, getauscht oder gewandelt werden können, vorausgesetzt, die betreffenden Finanzmarktinstrumente waren zum Zeitpunkt, in dem der Nahestehende Aktionär zu einem solchem wurde, bereits ausgegeben; (2) als Dividende oder Ausschüttung an alle Aktionäre, oder aufgrund der Ausübung, des Tauschs oder der

(c)                        any transaction which results in the issuance or transfer by the Company or by any direct or indirect majority-Owned subsidiary of the Company of any Shares or shares of such subsidiary to the Interested Shareholder, except (1) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into Shares or the shares of a direct or indirect majority-Owned subsidiary of the Company which securities were in issue prior to the time that the Interested Shareholder became such; (2) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into Shares or the shares of a direct or indirect majority-Owned subsidiary of the Company which

44

Wandlung von Finanzmarktinstrumenten, die in Aktien oder Aktien einer direkten oder indirekten Tochtergesellschaft, die zur Mehrheit von der Gesellschaft gehalten wird, ausgeübt, getauscht oder gewandelt werden können, vorausgesetzt, diese Finanzinstrumente werden allen Aktionäre anteilsmässig ausgegeben, nachdem der Nahestehende Aktionär zu einem solchem wurde; (3) gemäss einem Umtauschangebot der Gesellschaft, Aktien von allen Aktionären zu den gleichen Bedingungen zu erwerben; oder (4) aufgrund der Ausgabe oder der Übertragung von Aktien durch die Gesellschaft; vorausgesetzt, dass in keinem der unter (2) bis (4) genannten Fällen der proportionale Anteil des Nahestehenden Aktionärs an den Aktien erhöht werden darf;

security is distributed, pro rata, to all shareholders subsequent to the time the Interested Shareholder became such; (3) pursuant to an exchange offer by the Company to purchase Shares made on the same terms to all holders of said Shares; or (4) any issuance or transfer of Shares by the Company; provided, however, that in no case under (2)—(4) above shall there be an increase in the Interested Shareholder’s proportionate interest in the Shares;

(d)                    jede Transaktion, in welche die Gesellschaft oder eine direkte oder indirekte Tochtergesellschaft, die zur Mehrheit von der Gesellschaft gehalten wird, involviert ist, und die direkt oder indirekt dazu führt, dass der proportionale Anteil der vom Nahestehenden Aktionär gehaltenen Aktien, in Aktien wandelbare Obligationen oder Tochtergesellschafts-Aktien erhöht wird, ausser eine solche Erhöhung ist nur unwesentlich und die Folge eines Spitzenausgleichs für Fraktionen oder eines Rückkaufs oder einer Rücknahme von Aktien, soweit diese(r) weder direkt noch indirekt durch den Nahestehenden Aktionär verursacht wurde; oder

(d)                       any transaction involving the Company or any direct or indirect majority-Owned subsidiary of the Company which has the effect, directly or indirectly, of increasing the proportionate interest in the Shares, or securities convertible into the Shares, or in the shares of any such subsidiary which is Owned by the Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any Shares not caused, directly or indirectly, by the Interested Shareholder; or

(e)                     jede direkte oder indirekte Gewährung von Darlehen, Vorschüssen, Garantien, Bürgschaften, oder garantieähnlicher Verpflichtungen, Pfändern oder anderen finanziellen Begünstigungen (mit Ausnahme einer solchen, die gemäss den Unterabschnitten (a) — (d) dieses Artikels 35 Abs. 14 ausdrücklich erlaubt ist sowie

(e)                        any receipt by the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subsections (a)—(d) of this Article 35 para. 14) provided by or through the Company or any direct

45

einer solchen, die proportional an alle Aktionäre erfolgt) durch die oder über die Gesellschaft oder eine direkte oder indirekte Tochtergesellschaft, die zur Mehrheit von der Gesellschaft gehalten wird, an den Nahestehenden Aktionär.

					or indirect majority-Owned subsidiary of the Company.

Zusatzbetrag	15	Der Begriff Zusatzbetrag hat die in Artikel 29c dieser Statuten aufgeführte Bedeutung.	Supplementary Amount	15	The term Supplementary Amount has the meaning assigned to it in Article 29c of these Articles of Association.

		Abschnitt 9: Übergangsbestimmungen			Section 9: Transitional Provisions

		Artikel 36			Article 36

Sacheinlage

Die Gesellschaft übernimmt bei der Kapitalerhöhung vom 19. Dezember 2008 von der Transocean Inc. in Grand Cayman, Cayman Islands (Transocean Inc.), gemäss Sacheinlagevertrag per 18. Dezember 2008 (Sacheinlagevertrag) 319’228’632 Aktien (ordinary shares) der Transocean Inc. Diese Aktien werden zu einem Übernahmewert von insgesamt CHF 16’476’107’961.80 übernommen. Als Gegenleistung für diese Sacheinlage gibt die Gesellschaft einem Umtauschagenten, handelnd auf Rechnung der Aktionäre der Transocean Inc. im Zeitpunkt unmittelbar vor Vollzug des Sacheinlagevertrages und im Namen und auf Rechnung der Transocean Inc., insgesamt 335’228’632 voll einbezahlte Aktien mit einem Nennwert von insgesamt CHF 5’028’429’480 aus. Die Gesellschaft weist die Differenz zwischen dem totalen Nennwert der ausgegebenen Aktien und dem Übernahmewert der Sacheinlage im Gesamtbetrag von CHF 11’447’678’481.80 den Reserven der Gesellschaft zu.

			Contribution in Kind

In connection with the capital increase of December 19, 2008, and in accordance with the contribution in kind agreement as of December 18, 2008 (the Contribution in Kind Agreement), the Company acquires 319,228,632 ordinary shares of Transocean Inc., Grand Cayman, Cayman Islands (Transocean Inc.).  The shares of Transocean Inc. are acquired for a total value of CHF 16,476,107,961.80. As consideration for this contribution, the Company issues to an exchange agent, acting for the account of the holders of ordinary shares of Transocean Inc. outstanding immediately prior to the completion of the Contribution in Kind Agreement and in the name and the account of Transocean Inc, a total of 335,228,632 fully paid Shares with a total par value of CHF 5,028,429,480.  The difference between the aggregate par value of the issued Shares and the total value of CHF 11,447,678,481.80 is allocated to the reserves of the Company.

46

	Artikel 36bis		Article 36bis

Gemischte Sacheinlage und Sachübername

Die Gesellschaft übernimmt in der ordentlichen Kapitalerhöhung vom 30. Januar 2018 gemäss dem Einlagevertrag vom 30. Januar 2018 (der Einlagevertrag) von der Clarkson Platou Securities AS (die Einlegerin), handelnd im eigenen Namen aber auf Rechnung der Inhaber der Aktien mit einem Nennwert von je EUR 0.10 der Songa Offshore SE, in Limassol (CY) (die Zielgesellschafts-Aktien), die ihre Zielgesellschafts-Aktien im Rahmen des öffentlichen Angebots der Gesellschaft vom 21. Dezember 2017 für sämtliche ausgegebenen und ausstehenden Zielgesellschafts-Aktien angedient und die Einlegerin als Umtauschagenten bezeichnet haben (die Andienenden Aktionäre), insgesamt 187’390’391 Zielgesellschafts-Aktien. Die Zielgesellschafts-Aktien werden zu einem Übernahmewert von insgesamt USD 1’122’468’442.09 übernommen. Im Einklang mit dem Einlagevertrag (i) weist die Gesellschaft der Einlegerin, handelnd im eigenen Namen aber auf Rechnung der Andienenden Aktionäre, insgesamt 66’929’504 Namenaktien mit einem Nennwert von je CHF 0.10 und gesamthaft CHF 6’692’950.40 zu, (ii) leistet eine Barzahlung von insgesamt NOK 2’645’280 an die Andienenden Aktionäre (die Barzahlung) und (iii) gibt ein Wandeldarlehen an Transocean, Inc., Grand Cayman (CI) (TINC), im Nominalwert von insgesamt USD 561’440’000 aus, zwecks Finanzierung der von TINC an die Andienenden Aktionäre ausgegebenen Wandelanleihen im Nominalwert von insgesamt USD 561’440’000 (das Wandeldarlehen bzw. die Wandelanleihen). Die Gesellschaft weist die Differenz zwischen (i) dem Übernahmewert der Einlage und (ii)(x) dem Gesamtnennwert der neu ausgegebenen Namenaktien mit einem Nennwert von je CHF 0.10, (y) der Barzahlung und (z) dem Wandeldarlehen den Kapitaleinlagereserven der

Mixed Contribution in Kind and Acquisition of Assets

In connection with the ordinary share capital increase of January 30, 2018, and in accordance with the contribution agreement of January 30, 2018 (the Contribution Agreement), the Company acquires from Clarkson Platou Securities AS (the Contributor), acting in its own name but for the account of the holders of shares with a nominal value of EUR 0.10 each in Songa Offshore SE, in Limassol (CY) (the Target Shares), who have tendered their Target Shares to the public tender offer of the Company of December 21, 2017, for all issued and outstanding Target Shares and who have appointed the Contributor as exchange agent (the Tendering Shareholders), in the aggregate 187,390,391 Target Shares. The Target Shares are acquired for a total value of USD 1,122,468,442.09. As consideration for this contribution, the Company, in accordance with the Contribution Agreement, (i) issues to the Contributor, acting in its own name but for the account of the Tendering Shareholders, an aggregate number of 66,929,504 registered shares with a nominal value of CHF 0.10 each and an aggregate nominal value of CHF 6,692,950.40, (ii) makes a cash payment in the aggregate amount of NOK 2,645,280 to the Tendering Shareholders (the Cash Payment) and (iii) issues a convertible loan to Transocean, Inc., Grand Cayman (CI) (TINC), in an aggregate nominal value of USD 561,440,000, for the purpose of financing the exchangeable bonds issued by TINC to the Tendering Shareholders in the aggregate amount of USD 561,440,000 (the Convertible Loan and the Exchangeable Bonds, respectively). The difference between (i) the total value of the contribution and (ii)(x) the sum of the aggregate nominal value of the newly issued registered shares, nominal value of CHF 0.10 each, (y) the Cash Payment and (z) the Convertible Loan is allocated to

47

		Gesellschaft zu.			the Company’s reserves of capital contribution.

		Artikel 37			Article 37

Genehmigung der Vergütung gemäss Artikel 29a Abs. 1

Die Genehmigung der Vergütung des Verwaltungsrates und der Geschäftsleitung durch die Aktionäre gemäss Artikel 29a Abs. 1 dieser Statuten findet erstmals an der ordentlichen Generalversammlung 2015 statt.

			Ratification of the compensation pursuant to Article 29a para. 1

The ratification by shareholders of the compensation of the Board of Directors and the Executive Management Team pursuant to Article 29a para. 1 of these Articles of Association shall take place for the first time at the 2015 Annual General Meeting.

		Artikel 38			Article 38

Übergangsrechtliche Ausnahme zu Artikel 22 dieser Statuten betreffend die Höchstzahl der Mitglieder des Verwaltungsrates	1	Bis zum Abschluss der ordentlichen Generalversammlung 2015 kann die Höchstzahl der Mitglieder des Verwaltungsrates gemäss Artikel 22 dieser Statuten aufgrund der Wahl eines neuen Mitglieds des Verwaltungsrates an der ausserordentlichen Generalversammlung vom 22. September 2014 und des Verbleibs im Amt dieses neuen Mitglieds des Verwaltungsrates und der 11 an der ordentlichen Generalversammlung 2014 gewählten Mitglieder des Verwaltungsrates vorübergehend überschritten werden und 12 betragen.	Transitory exception to the maximum number of the members of the Board of Directors pursuant to Article 22 of the Articles of Association	1

Until completion of the 2015 Annual General Meeting the maximum number of the members of the Board of Directors pursuant to Article 22 of these Articles of Association may be temporarily exceeded as a result of the election of one new member of the Board of Directors at the Extraordinary General Meeting of Shareholders of September 22, 2014 and the continuance in office of this new member of the Board of Directors and the 11 members of the Board of Directors elected at the 2014 Annual General Meeting and amount to 12.

	2	Jede Änderung dieses Artikels 38 untersteht den gleichen Präsenz- und Mehrheitsquoren wie eine Änderung von Artikel 22.		2	Any amendment to this Article 38 shall be subject to the same presence quorum and voting majority requirements as an amendment to Article 22.

48

EXHIBIT 4.1

TRANSOCEAN INC.,

as Issuer

TRANSOCEAN LTD.,

as Guarantor

AND

COMPUTERSHARE TRUST COMPANY, N.A.

and

COMPUTERSHARE TRUST COMPANY OF CANADA,

together as Trustee

INDENTURE

Dated as of January 30, 2018

0.5% Exchangeable Senior Bonds due 2023

TRANSOCEAN INC.

Reconciliation and tie between

Trust Indenture Act of 1939 and Indenture, dated as of January 30, 2018

Section of Trust Indenture Act of 1939		Section(s) of Indenture
310	(a)(1)	Section 7.08
	(a)(2)	Section 7.08
	(a)(3)	Not applicable
	(a)(4)	Not applicable
	(a)(5)	Section 7.09; Section 7.10
	(b)	Section 7.08
	(c)	Not applicable
311	(a)	Section 7.13
	(b)	Section 7.13
	(c)	Not applicable
312	(a)	Section 5.01
	(b)	Section 8.04
	(c)	Section 8.04
313	(a)	Section 7.06
	(b)(1)	Not applicable
	(b)(2)	Section 7.06
	(c)	Section 7.06; Section 17.03
	(d)	Section 7.06
314	(a)	Section 4.09; Section 17.03
	(b)	Not applicable
	(c)(1)	Section 4.09; Section 17.05
	(c)(2)	Section 4.09; Section 17.05
	(c)(3)	Not applicable
	(d)	Not applicable
	(e)	Section 17.05
	(f)	Not applicable
315	(a)	Section 7.01(b)
	(b)	Section 6.09; Section 17.05
	(c)	Section 7.01(a)
	(d)	Section 7.01(c)
	(e)	Section 6.10
316	(a)(last sentence)	Not applicable
	(a)(1)(A)	Section 6.08
	(a)(1)(B)	Section 6.02
	(a)(2)	Not applicable
	(b)	Section 6.03

i

	(c)	Not applicable
317	(a)(1)	Section 6.03
	(a)(2)	Section 6.03
	(b)	Section 7.05
318	(a)	Section 17.17
	(c)	Section 17.17

Bond: This reconciliation and tie shall not, for any purpose, be deemed to be part of the Indenture.

ii

i

INDENTURE dated as of January 30, 2018 among TRANSOCEAN INC., a Cayman Islands exempted company, as issuer (the “Company”), TRANSOCEAN LTD., a company organized under the laws of Switzerland, as guarantor (the “Guarantor”), and COMPUTERSHARE TRUST COMPANY, N.A. and COMPUTERSHARE TRUST COMPANY OF CANADA (each a “Co-Trustee” and, together, the “Trustee”).

WITNESSETH:

WHEREAS, for its lawful corporate purposes, the Company has duly authorized the issuance of its 0.5% Senior Exchangeable Bonds due 2023 (each a “Bond” and collectively, the “Bonds”) fully and unconditionally guaranteed on a senior unsecured basis by the Guarantor of the tenor and amount hereinafter set forth, initially in an aggregate principal amount not to exceed $853,804,000, and in order to provide the terms and conditions upon which the Bonds are to be authenticated, issued and delivered, the Company has duly authorized the execution and delivery of this Indenture; and

WHEREAS, the Form of Bond, including the certificate of authentication, the Form of Notice of Exchange, the Form of Repurchase Notice and the Form of Assignment and Transfer to be borne by the Bonds, are to be substantially in the form of Exhibit A, as hereinafter provided; and

WHEREAS, all acts and things necessary to make the Bonds and the Guarantee, when the Bonds are executed by the Company and this Indenture is executed by the Company and the Guarantor, respectively, and authenticated and delivered by the Trustee or a duly authorized authenticating agent, as in this Indenture provided, the valid, binding and legal obligations of the Company and the Guarantor, and this Indenture a valid agreement according to its terms, have been done and performed, and the execution of this Indenture and the issuance hereunder of the Bonds have in all respects been duly authorized.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

That in order to declare the terms and conditions upon which the Bonds are, and are to be, authenticated, issued and delivered, and in consideration of the premises and of the purchase and acceptance of the Bonds by the Holders thereof, the Company and the Guarantor covenant and agree with the Trustee for the equal and proportionate benefit of the respective Holders from time to time of the Bonds (except as otherwise provided below), as follows:

ARTICLE 1
Definitions

Section 1.01                             Definitions.  The terms defined in this Section 1.01 (except as herein otherwise expressly provided or unless the context otherwise requires) for all purposes of this Indenture and of any indenture supplemental hereto shall have the respective meanings specified in this Section 1.01.  The words “herein,” “hereof,” “hereunder” and words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision. The terms defined in this Article include the plural as well as the singular.

“Additional Amounts” shall have the meaning specified in Section 4.11.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.  Notwithstanding anything to the contrary herein, the determination of whether one Person is an “Affiliate” of another Person for purposes of this Indenture shall be made based on the facts at the time such determination is made or required to be made, as the case may be, hereunder.

“Applicable Law” shall have the meaning specified in Section 17.16.

“Articles” means the Amended and Restated Memorandum and Articles of Association of the Company or the Articles of Association of the Guarantor, as applicable, in each case as in effect as of the Issue Date.

“Bankruptcy Code” means Title 11 of the U.S. code.

“Bankruptcy Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

“Bankruptcy Law” means the Bankruptcy Code or any similar federal, state or foreign law for the relief of debtors.

“Benefited Party” shall have the meaning specified in Section 13.01.

“Board of Directors” means the board of directors of the Company or the Guarantor, as applicable, or any committee thereof duly authorized, with respect to any particular matter, to act by or on behalf of the Board of Directors.

“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company or the Guarantor, as applicable, to have been duly adopted by the relevant Board of Directors and to be in full force and effect on the date of such certification.

“Bond” or “Bonds” shall have the meaning specified in the first paragraph of the recitals of this Indenture.

“Bond Listing Failure Event” shall be deemed to have occurred if the Bonds fail to be admitted for listing on any of The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors) within 60 days of the Issue Date, or, following such initial listing, cease to be listed on any of The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors) for a period of 60 consecutive Trading Days.

“Bond Register” shall have the meaning specified in Section 2.05(a).

“Bond Registrar” shall have the meaning specified in Section 2.05(a).

“Business Day” means, with respect to any Bond, any day other than a Saturday, a Sunday or a day on which (i) the Federal Reserve Bank of New York is authorized or required by law or executive order to close or be closed and (ii) in the case of any exchange pursuant to Article 14, commercial banks in Zurich, Canton of Zurich, Switzerland, are authorized or required by law or executive order to close or be closed for business transactions.

“Capital Stock” means, for any entity, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) stock, partnership or limited liability company interests or other equity securities issued by that entity.

“Change of Control” means the occurrence of any of the following:

(a)                                                                     the sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation or statutory plan of arrangement or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Guarantor and its Subsidiaries or the Company and its Subsidiaries, in each case taken as a whole, to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) other than to the Company, the Guarantor or one of the Guarantor’s other Subsidiaries;

(b)                                                                     the consummation of any transaction (including, without limitation, any merger, amalgamation or statutory plan of arrangement or consolidation) the result of which is that any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of the Guarantor’s or the Company’s Voting Stock or other Voting Stock into which the Guarantor’s or the Company’s Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares;

(c)                                                                      the Guarantor or the Company consolidates, amalgamates, or enters into a statutory plan of arrangement with, or merges with or into, any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), or any person consolidates, amalgamates, or enters into a statutory plan of arrangement with, or merges with or into, the Guarantor or the Company, in any such event pursuant to a transaction in which any outstanding Voting Stock of the Guarantor or the Company or of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the Voting Stock of the Guarantor or the Company, as applicable, outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, Voting Stock representing more than 50% of the combined voting power of the surviving person immediately after giving effect to such transaction; or

(d)                                                                     the adoption of a plan relating to the Guarantor’s or the Company’s liquidation or dissolution.

Notwithstanding the foregoing, any holding company whose only significant asset is capital stock of the Company or any of the Company’s direct or indirect parent companies shall not itself be considered a “person” or “group” for purposes of clause (b) above. Further, notwithstanding the foregoing, no change of control of the Guarantor will be deemed to have occurred if at least 90% of the consideration for the Guarantor Shares (excluding cash payments for fractional shares) in the transaction or transactions otherwise constituting a change of control in respect of the Guarantor consist of common stock, ordinary shares, American Depositary Receipts or equivalent capital stock traded on the New York Stock Exchange or the Nasdaq Global Select Market, or any successor to any such market, or which will be so traded when issued or exchanged in connection with the transaction or transactions otherwise constituting a change of control in respect of the Guarantor, and as a result of such transaction or transactions, the Bonds become exchangeable, upon the conditions for exchange and actual exchange in accordance with the terms hereof, into such common stock, ordinary shares, American Depositary Receipts or equivalent capital stock.

“Change of Control Event” means (a) in the case of a Change of Control in respect of the Company, on any date during the 60-day period (which period shall be extended so long as the rating of the Bonds is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) (the “trigger period”) after the earlier of (1) the occurrence of a Change of Control; or (2) public notice of the occurrence of a Change of Control or the intention by the Company to effect a Change of Control, (i) in the event the Bonds are rated Investment Grade by at least two of the Rating Agencies prior to such public notice, the rating of the Bonds by any Rating Agency shall be below Investment Grade, (ii) in the event the Bonds are rated below Investment Grade by at least two of the Rating Agencies prior to such public notice, the rating of the Bonds by any Rating Agency shall be decreased by one or more categories or (iii) the Bonds shall not be, or cease to be, rated by at least one of the Rating Agencies; provided that, in each case, such event is in whole or in part in connection with the Change of Control and (b) in the case of a Change of Control in respect of the Guarantor, the effective date of such Change of Control.  Notwithstanding the foregoing, no Change of Control Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Change of Control Repurchase Price” shall have the meaning specified in Section 15.01(a).

“Clause A Distribution” shall have the meaning specified in Section 14.05(c).

“Clause B Distribution” shall have the meaning specified in Section 14.05(c).

“Clause C Distribution” shall have the meaning specified in Section 14.05(c).

“close of business” means 5:00 p.m. (New York City time).

“Commission” means the U.S. Securities and Exchange Commission.

“Common Equity” of any Person means Capital Stock of such Person that is generally entitled (a) to vote in the election of directors of such Person or (b) if such Person is not a corporation, to vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

“Company” shall have the meaning specified in the first paragraph of this Indenture, and subject to the provisions of Article 11, shall include its successors and assigns.

“Company Order” means a written order of the Company and the Guarantor, as applicable, signed by an Officer of the Company or the Guarantor, as applicable, and delivered to the Trustee.

“Corporate Trust Office” means the corporate trust office or offices designated by the Trustee, which offices at the date hereof are located at Computershare Trust Company, N.A., 8742 Lucent Boulevard, Suite 225, Highlands Ranch, Colorado, 80129, Attention: Corporate Trust Office, and Computershare Trust Company of Canada, 1500 Robert-Bourassa Boulevard, 7th Floor, Montreal, Quebec H3A 3S8, Attention: Corporate Trust Office, or such other address or addresses as the Trustee may designate from time to time by notice to the Company and the Guarantor, or the principal corporate trust office or offices of any successor Trustee (or such other address or addresses as such successor Trustee may designate from time to time by notice to the Company and the Guarantor).

“Custodian” means the Trustee, as custodian for The Depository Trust Company, with respect to the Global Bonds, or any successor entity thereto.

“Default” means any event, act or condition that is, or after notice or the passage of time, or both, would be, an Event of Default.

“Defaulted Amounts” means any amounts on any Bond (including, without limitation, the Tax Event Repurchase Price, the Change of Control Repurchase Price, the Listing Failure Event Repurchase Price, principal and interest) that are payable but are not punctually paid or duly provided for.

“Depositary” means, with respect to each Global Bond, the Person specified in Section 2.05(d) as the Depositary with respect to such Bonds, until a successor shall have been appointed and become such pursuant to the applicable provisions of this Indenture, and thereafter, “Depositary” shall mean or include such successor.

“Distributed Property” shall have the meaning specified in Section 14.05(c).

“Entity” means a corporation, limited liability company or business trust (or functional equivalent of the foregoing under applicable foreign law).

“Event of Default” shall have the meaning specified in Section 6.01.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” shall have the meaning specified in Section 4.02.

“Exchange Date” shall have the meaning specified in Section 14.02(c).

“Exchange Obligation” shall have the meaning specified in Section 14.01.

“Exchange Rate” shall have the meaning specified in Section 14.01.

“Ex-Dividend Date” means the first date on which Guarantor Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from the Guarantor or, if applicable, from the seller of Guarantor Shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

“Fitch” means Fitch Ratings Ltd. or any successor to the rating agency business thereof.

“Form of Assignment and Transfer” means the “Form of Assignment and Transfer” attached as Attachment 3 to the Form of Bond attached hereto as Exhibit A.

“Form of Bond” means the “Form of Bond” attached hereto as Exhibit A.

“Form of Notice of Exchange” means the “Form of Notice of Exchange” attached as Attachment 1 to the Form of Bond attached hereto as Exhibit A.

“Form of Repurchase Notice” means the “Form of Repurchase Notice” attached as Attachment 2 to the Form of Bond attached hereto as Exhibit A.

“Fundamental Change” shall be deemed to have occurred at the time after the Bonds are originally issued if any of the following occurs:

(a)                                 a Change of Control Event; or

(b)                                 a Listing Failure Event;

“Fundamental Change Company Notice” shall have the meaning specified in Section 15.01(c)(i).

“Fundamental Change Period” shall have the meaning specified in Section 14.03(a).

“Fundamental Change Repurchase Date” shall have the meaning specified in Section 15.01(a)(i).

“Global Bond” shall have the meaning specified in Section 2.05(b).

“Guarantee” shall have the meaning specified in Section 13.01.

“Guarantee Obligations” shall have the meaning specified in Section 13.01.

“Guarantor” shall have the meaning specified in the first paragraph of this Indenture, and subject to the provisions of Article 11, shall include its successors and assigns.

“Guarantor Shares” means registered shares of the Guarantor, par value 0.10 Swiss francs per share.

“Holder,” as applied to any Bond, or other similar terms (but excluding the term “beneficial holder”), means any Person in whose name at the time a particular Bond is registered on the Bond Register.

“Indenture” means this instrument as originally executed or, if amended or supplemented as herein provided, as so amended or supplemented.

“Interest Payment Date” means each January 30 and July 30 of each year, beginning on July 30, 2018.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and a rating of BBB- or better by Fitch (or its equivalent under any successor rating categories of Fitch).

“Issue Date” means January 30, 2018, the date on which Bonds were first authenticated and delivered under this Indenture.

“Last Reported Sale Price” of the Guarantor Shares (or other securities) on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the New York Stock Exchange or, if the Guarantor Shares (or other securities) are not then listed on the New York Stock Exchange, for the principal U.S. national or regional securities exchange on which the Guarantor Shares (or such other securities) are traded. If the Guarantor Shares (or such other securities) are not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “Last Reported Sale Price” shall be the last quoted bid price for the Guarantor Shares (or such other securities) on the principal other market on which the Guarantor Shares (or such other securities) are then traded or, if the Guarantor Shares (or such other securities) are not so listed or traded, in the over-the-counter market on the relevant date as reported by OTC Markets Group Inc. or a similar organization selected by the Company. If bid prices for the Guarantor Shares (or such other securities) are not so quoted or reported, the “Last Reported Sale Price” shall be the average of the mid-point of the last bid and ask prices for the Guarantor Shares on the relevant date from each of at least three nationally recognized independent investment banking firms selected by the Company for this purpose.

“Listing Failure Event” shall be deemed to have occurred at the time after the Bonds are originally issued if the Guarantor Shares (or any other ordinary shares, common shares or American depositary shares underlying the Bonds) cease to be listed or quoted on any of The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors) and are not listed or quoted on one of The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors) concurrently with such cessation.

“Listing Failure Event Repurchase Price” shall have the meaning specified in Section 15.01(a).

“Market Disruption Event” means, for the purposes of determining amounts due upon an exchange of Bonds (a) a failure by the primary U.S. national or regional securities exchange or market on which the Guarantor Shares are listed or admitted for trading to open for trading during its regular trading session or (b) the occurrence or existence prior to 1:00 p.m., New York City time, on any Scheduled Trading Day for the Guarantor Shares for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in the Guarantor Shares or in any options contracts or futures contracts relating to the Guarantor Shares.

“Maturity Date” means January 30, 2023.

“Maximum Issue Amount” shall have the meaning specified in Section 2.10.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Notice of Exchange” shall have the meaning specified in Section 14.02(a).

“Officer” means any one of the Chief Executive Officer, the Chief Financial Officer, the Chairman, any Deputy Chairman, the President, any Senior Vice President, any Vice President, the Controller, the Treasurer or the Secretary of the Company.

“Officers’ Certificate,” means a certificate signed by any one of the Chairman, Deputy Chairman, President, any Senior Vice President or any Vice President, together with any one of the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary, of the Company, and delivered to the Trustee.

“open of business” means 9:00 a.m. (New York City time).

“Opinion of Counsel” means a written opinion of counsel, who may be internal legal counsel for the Company, and who shall be reasonably acceptable to the Trustee.  Each such opinion shall include the statements provided for in Section 17.05 if and to the extent required by the provisions of such Section 17.05.

“outstanding,” when used with reference to Bonds, shall, subject to the provisions of Section 8.05, mean, as of any particular time, all Bonds authenticated and delivered by the Trustee under this Indenture, except:

(a)                                 Bonds theretofore canceled by the Trustee or accepted by the Trustee for cancellation;

(b)                                 Bonds, or portions thereof, that have become due and payable and in respect of which monies in the necessary amount have been deposited in trust with the Trustee or with any Paying Agent (other than the Company) or have been set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent);

(c)                                  Bonds that have been paid pursuant to Section 2.06 or Bonds in lieu of which, or in substitution for which, other Bonds shall have been authenticated and delivered pursuant to the terms of Section 2.06 unless proof satisfactory to the Trustee is presented that any such Bonds are held by protected purchasers in due course;

(d)                                 Bonds exchanged pursuant to Article 14 and required to be cancelled pursuant to Section 2.08;

(e)                                  Bonds repurchased by the Company pursuant to Article 15; and

(e)                                  Bonds repurchased by the Company pursuant to the penultimate sentence of Section 2.10.

“Paying Agent” shall have the meaning specified in Section 4.02.

“Person” means an individual, a corporation, a limited liability company, a joint venture, a partnership, an incorporated or unincorporated association, a joint stock company, a trust, an unincorporated organization or a government or an agency or apolitical subdivision thereof or other entity of any kind.

“Physical Bonds” means permanent certificated Bonds in registered form issued in minimum denominations of $1,000 principal amount and integral multiples thereof.

“Predecessor Bond” of any particular Bond means every previous Bond evidencing all or a portion of the same debt as that evidenced by such particular Bond; and, for the purposes of this definition, any Bond authenticated and delivered under Section 2.06 in lieu of or in exchange for a mutilated, lost, destroyed or stolen Bond shall be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Bond that it replaces.

“Prospectus” means the prospectus, dated December 20, 2017 relating to the Songa Acquisition.

“Rating Agency” means each of Moody’s, S&P and Fitch; provided that, if any of Moody’s, S&P or Fitch ceases to rate the Bonds or fails to make a rating of the Bonds publicly available for any reason that is beyond the Company’s control, the Company may select (as certified by a resolution of the Company’s board of directors) a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, as a replacement agency for Moody’s, S&P or Fitch, or all of them, as the case may be.

“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of Guarantor Shares (or other applicable security) have the right to receive any cash, securities or other property or in which the Guarantor Shares (or such other applicable security) is exchanged for or exchanged into any combination of cash, securities or other property, the date fixed for determination of holders of the Guarantor Shares (or such other applicable security) entitled to receive such cash, securities or other property (whether such date is fixed by the Guarantor’s Board of Directors, statute, contract or otherwise).

“Reference Property” shall have the meaning specified in Section 14.07(a).

“Regular Record Date,” with respect to any Interest Payment Date, means the January 15 or July 15 (whether or not such day is a Business Day) immediately preceding the applicable January 30 or July 30 Interest Payment Date, respectively.

“Repurchase Notice” shall have the meaning specified in Section 15.01(b)(i).

“Resale Restriction Termination Date” shall have the meaning specified in Section 2.05(c).

“Responsible Officer” means, when used with respect to the Trustee, any officer within the Corporate Trust Office of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

“Restricted Securities” shall have the meaning specified in Section 2.05(c).

“Rule 144” means Rule 144 as promulgated under the Securities Act.

“S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. or any successor to the rating agency business thereof.

“Scheduled Trading Day” means a day that is scheduled to be a Trading Day on the principal U.S. national or regional securities exchange or market on which the Guarantor Shares are listed or admitted for trading. If the Guarantor Shares are not so listed or admitted for trading, “Scheduled Trading Day” means a Business Day.

“Section 4(a)(2) Bonds” means any additional Bonds issued pursuant to Section 4(a)(2) of, or Regulation S under, the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Settlement Amount” has the meaning specified in Section 14.02.

“Share Exchange Event” shall have the meaning specified in Section 14.07(a).

“Spin-Off” shall have the meaning specified in Section 14.05(c).

“Songa Acquisition” shall mean the exchange offer contemplated by that certain Transaction Agreement, dated August 13, 2017, between the Company, the Guarantor and Songa Offshore SE, a European public company limited by shares (or societas Europaea), duly registered and validly existing under the laws of Cyprus with company registration number SE9.

“Subsidiary” means, for any Person, any other Person of which more than fifty percent (50%) of the outstanding stock or comparable equity interests having ordinary voting power for the election of the board of directors, managers, or comparable governing board or body of such other Person (irrespective of whether or not at the time stock or other equity interests of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency), is at the time directly or indirectly owned by any such Person or by one or more of its Subsidiaries.

“Successor Company” shall have the meaning specified in Section 11.01(a).

“Tax Event” shall have the meaning specified in Section 15.01(a)(iii).

“Tax Event Company Notice” shall have the meaning specified in Section 15.01(a)(iii)(B).

“Tax Event Offer to Repurchase” shall have the meaning specified in Section 15.01(a)(iii).

“Tax Event Repurchase Date” shall have the meaning specified in Section 15.01(a)(iii).

“Tax Event Repurchase Period” shall have the meaning specified in Section 14.04(a).

“Tax Event Repurchase Price” shall have the meaning specified in Section 15.01(a)(iii).

“Tax Jurisdiction” or “Taxing Jurisdiction” shall have the meaning specified in Section 4.11.

“Trading Day” means a day on which (i) trading in the Guarantor Shares (or other securities for which a closing sale price must be determined) generally occurs on The New York Stock Exchange or, if the Guarantor Shares (or such other securities) are not then listed on The New York Stock Exchange, on the principal other U.S. national or regional securities exchange on which the Guarantor Shares (or such other securities) are then listed or, if the Guarantor Shares (or such other securities) are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Guarantor Shares (or such other securities) are then traded and (ii) a Last Reported Sale Price for the Guarantor Shares (or such other securities) is available on such securities exchange or market; provided that if the Guarantor Shares (or such other security) is not so listed or traded, “Trading Day” means a Business Day; and provided, further, that for purposes of determining amounts due upon exchange only, “Trading Day” means a day on which (x) there is no Market Disruption Event and (y) trading in the Guarantor Shares generally occurs on The New York Stock Exchange or, if the Guarantor Shares are not then listed on The New York Stock Exchange, on the principal other U.S. national or regional securities exchange on which the Guarantor Shares are then listed or, if the Guarantor Shares are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Guarantor Shares are then listed or admitted for trading, except that if the Guarantor Shares are not so listed or admitted for trading securities) are not so listed or traded, “Trading Day” means a Business Day.

“Trigger Event” shall have the meaning specified in Section 14.05(c).

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended, as it was in force at the date of execution of this Indenture; provided, however, that in the event the Trust Indenture Act of 1939 is amended after the date hereof, the term “Trust Indenture Act” shall mean, to the extent required by such amendment, the Trust Indenture Act of 1939, as so amended.

“Trustee” means the Persons named as the “Trustee” in the first paragraph of this Indenture until a successor trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder.

“unit of Reference Property” shall have the meaning specified in Section 14.07(a).

“Valuation Period” shall have the meaning specified in Section 14.05(c).

“Voting Stock” means, with respect to any Person, securities of any class or classes of capital stock of such Person entitling the holders thereof (whether at all times or at the times that such class of capital stock has voting power by reason of the happening of any contingency) to vote in the election of members of the Board of Directors or comparable body of such Person.

“withholding tax” shall have the meaning specified in Section 4.11.

Section 1.02                             Incorporation by Reference of Trust Indenture Act. Whenever the Indenture refers to a provision of the Trust Indenture Act, the provision is incorporated by reference in and made a part of the Indenture. The following Trust Indenture Act terms used in the Indenture have the following meanings:

“indenture securities” means the Bonds.

“indenture security holder” means a Holder.

“indenture to be qualified” means the Indenture.

“Indenture Trustee” or “Institutional Trustee” means the Trustee.

“Obligor” on the Indenture Securities means the Company and the Guarantor.

All other Trust Indenture Act terms used in this Indenture that are defined by the Trust Indenture Act, defined by Trust Indenture Act reference to another statute or defined by Commission rules have the meanings assigned to them therein.

ARTICLE 2
Issue, Description, Execution, Registration and Exchange of Bonds

Section 2.01                             Designation and Amount The Bonds shall be designated as the “0.5% Senior Exchangeable Bonds due 2023.” The aggregate principal amount of Bonds that may be authenticated and delivered under this Indenture is initially limited to $853,804,000, subject to

Section 2.10 and except for Bonds authenticated and delivered upon registration or transfer of, or in exchange for, or in lieu of other Bonds to the extent expressly permitted hereunder.

Section 2.02                             Form of Bonds.  The Bonds and the Trustee’s certificate of authentication to be borne by such Bonds shall be substantially in the respective forms set forth in Exhibit A, the terms and provisions of which shall constitute, and are hereby expressly incorporated in and made, a part of this Indenture. To the extent applicable, the Company, the Guarantor and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby.  In the case of any conflict between this Indenture and the Bonds, the provisions of this Indenture shall control and govern to the extent of such conflict.

Any Global Bond may be endorsed with or have incorporated in the text thereof such legends or recitals or changes not inconsistent with the provisions of this Indenture as may be required by the Custodian or the Depositary, or as may be required to comply with any applicable law or any regulation thereunder or with the rules and regulations of any securities exchange or automated quotation system upon which the Bonds may be listed or traded or designated for issuance or to conform with any usage with respect thereto, or to indicate any special limitations or restrictions to which any particular Bonds are subject.

Any of the Bonds may have such letters, numbers or other marks of identification and such notations, legends or endorsements as the Officer executing the same may approve (execution thereof to be conclusive evidence of such approval) and as are not inconsistent with the provisions of this Indenture, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any securities exchange or automated quotation system on which the Bonds may be listed or designated for issuance, or to conform to usage or to indicate any special limitations or restrictions to which any particular Bonds are subject.

Each Global Bond shall represent such principal amount of the outstanding Bonds as shall be specified therein and shall provide that it shall represent the aggregate principal amount of outstanding Bonds from time to time endorsed thereon and that the aggregate principal amount of outstanding Bonds represented thereby may from time to time be increased or reduced to reflect repurchases, cancellations, exchanges or transfers or exchanges for other Bonds permitted hereby. Any endorsement of a Global Bond to reflect the amount of any increase or decrease in the amount of outstanding Bonds represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in such manner and upon instructions given by the Holder of such Bonds in accordance with this Indenture. Payment of principal (including the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price, if applicable) of, and accrued and unpaid interest on, a Global Bond shall be made to the Holder of such Bond on the date of payment, unless a record date or other means of determining Holders eligible to receive payment is provided for herein.

Section 2.03                             Date and Denomination of Bonds; Payments of Interest and Defaulted Amounts.

(a)                                 The Bonds shall be issuable in registered form without coupons in minimum denominations of $1,000 principal amount and integral multiples of $1,000 in excess thereof. Each Bond shall be dated the date of its authentication and shall bear interest from the date specified on the face of such Bond. Accrued interest on the Bonds shall be computed on the basis of a 360-day year composed of twelve 30-day months and, for partial months, on the basis of the number of days actually elapsed in a 30-day month.

(b)                                 Prior to each due date of the principal of and interest on any Bond, the Company shall deposit with the Paying Agent a sum sufficient to pay such principal and interest when so becoming due.  The Company shall require each Paying Agent (other than the Trustee) to agree in writing that the Paying Agent shall hold in trust for the benefit of Holders of Bonds or the Trustee all money held by the Paying Agent for the payment of principal of or interest on the Bonds and shall notify the Trustee of any default by the Company in making any such payment.  If the Company or any of its Subsidiaries acts as Paying Agent, it shall segregate the money held by it as Paying Agent and hold it as a separate trust fund.  The Company at any time may require a Paying Agent to pay all money held by it to the Trustee and to account for any funds disbursed by the Paying Agent.  Upon complying with this Section 2.03, the Paying Agent shall have no further liability for the money delivered to the Trustee.

(c)                                  Any Defaulted Amounts shall forthwith cease to be payable to the Holder on the relevant payment date but shall accrue interest per annum at the rate borne by the Bonds, subject to the enforceability thereof under applicable law, from, and including, such relevant payment date, and such Defaulted Amounts together with such interest thereon shall be paid by the Company, at its election in each case, as provided in clause (i) or (ii) below:

(i)                                     The Company may elect to make payment of any Defaulted Amounts to the Persons in whose names the Bonds (or their respective Predecessor Bonds) are registered at the close of business on a special record date for the payment of such Defaulted Amounts, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of the Defaulted Amounts proposed to be paid on each Bond and the date of the proposed payment (which shall be not less than 25 days after the receipt by the Trustee of such notice, unless the Trustee shall consent to an earlier date), and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount to be paid in respect of such Defaulted Amounts or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Amounts as in this clause provided. Thereupon the Company shall fix a special record date for the payment of such Defaulted Amounts which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment, and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Company shall promptly notify the Trustee of such special record date and the Trustee, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Amounts and the special record date therefor to be delivered to each Holder not less than 10 days prior to such special record date. Notice of the proposed payment of such Defaulted Amounts and the special record date therefor having been so delivered, such Defaulted Amounts shall be paid to the Persons in whose names the Bonds (or their respective Predecessor Bonds) are registered at the close of business on such special record date and shall no longer be payable pursuant to the following clause (ii) of this Section 2.03(c).

(ii)                                  The Company may make payment of any Defaulted Amounts in any other lawful manner not inconsistent with the requirements of any securities exchange or automated quotation system on which the Bonds may be listed or designated for trading, and upon such notice as may be required by such exchange or automated quotation system, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

Section 2.04                             Execution, Authentication and Delivery of Bonds. The Bonds shall be signed in the name and on behalf of the Company by the manual or facsimile signature of an Officer thereof.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Bonds executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Bonds, an Officers’ Certificate and an Opinion of Counsel, such Officers’ Certificate and Opinion of Counsel to cover such matters, in addition to those required by Section 17.05, as the Trustee shall reasonably request, and the Trustee in accordance with such Company Order shall authenticate and deliver such Bonds, without any further action by the Company hereunder.

Only such Bonds as shall bear thereon a certificate of authentication substantially in the form set forth on the Form of Bond attached as Exhibit A hereto, executed manually by an authorized officer of the Trustee (or an authenticating agent appointed by the Trustee as provided by Section 17.10), shall be entitled to the benefits of this Indenture and the related Guarantee or be valid or obligatory for any purpose. Such certificate by the Trustee (or such an authenticating agent) upon any Bond executed by the Company shall be conclusive evidence that the Bond so authenticated has been duly authenticated and delivered hereunder and that the Holder and the Bonds are entitled to the benefits of this Indenture and the related Guarantee.

In case any Officer of the Company who shall have signed any of the Bonds shall cease to be such Officer before the Bonds so signed shall have been authenticated and delivered by the Trustee, or disposed of by the Company, such Bonds nevertheless may be authenticated and delivered or disposed of as though the Person who signed such Bonds had not ceased to be such Officer of the Company; and any Bond may be signed on behalf of the Company by such Persons as, at the actual date of the execution of such Bond, shall be the Officers of the Company, although at the date of the execution of this Indenture any such Person was not such an Officer.

Section 2.05                             Exchange and Registration of Transfer of Bonds; Restrictions on Transfer.

(a)                                 The Company shall cause to be kept at the Corporate Trust Office a register (the register maintained in such office or in any other office or agency of the Company designated pursuant to Section 4.02, the “Bond Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Bonds and of transfers of Bonds. Such register shall be in written form or in any form capable of being converted into written form within a reasonable period of time. The Trustee is hereby initially appointed the “Bond Registrar” for the purpose of registering Bonds and transfers of Bonds as herein provided. The Company may appoint one or more co-Bond Registrars in accordance with Section 4.02.

Upon surrender for registration of transfer of any Bond to the Bond Registrar or any co-Bond Registrar, and satisfaction of the requirements for such transfer set forth in this Section 2.05, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Bonds of any authorized denominations and of a like aggregate principal amount and bearing such restrictive legends as may be required by this Indenture.

Bonds may be exchanged for other Bonds of any authorized denominations and of a like aggregate principal amount, upon surrender of the Bonds to be exchanged at any such office or agency maintained by the Company pursuant to Section 4.02. Whenever any Bonds are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Bonds that the Holder making the exchange is entitled to receive, bearing registration numbers not contemporaneously outstanding.

All Bonds presented or surrendered for registration of transfer or for exchange for other Bonds, repurchase or exchange shall (if so required by the Company, the Trustee, the Bond Registrar or any co-Bond Registrar) be duly endorsed, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Company and duly executed, by the Holder thereof or its attorney-in-fact duly authorized in writing.

No service charge shall be imposed by the Company, the Trustee, the Bond Registrar, any co-Bond Registrar or the Paying Agent for any exchange of Bonds for other Bonds or registration of transfer of Bonds, but the Company may require a Holder to pay a sum sufficient to cover any documentary, stamp or similar issue or transfer tax or other similar governmental charge required by law.  In addition, the Company may charge for its expenses (including the expenses of the Trustee) in replacing a Bond.

None of the Company, the Trustee, the Bond Registrar or any co-Bond Registrar shall be required to exchange for other Bonds under this Section 2.05 or register a transfer of (i) any Bonds surrendered for exchange in accordance with Article 14, or, if a portion of any Bond is surrendered for exchange in accordance with Article 14, such portion thereof surrendered for exchange in accordance with Article 14, or (ii) any Bonds (or a portion of any Bond) surrendered for purchase (and not withdrawn) in accordance with Article 15.

All Bonds issued upon any registration of transfer of Bonds or exchange of Bonds for other Bonds in accordance with this Indenture shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture as the Bonds surrendered upon such registration of transfer of Bonds or exchange of Bonds for other Bonds.

(b)                                 So long as the Bonds are eligible for book-entry settlement with the Depositary, unless otherwise required by law, subject to the second paragraph of Section 2.05(d) all Bonds shall be represented by one or more Bonds in global form (each, a “Global Bond”) registered in the name of the Depositary or the nominee of the Depositary. The transfer and exchange in accordance with this Section 2.05 of beneficial interests in a Global Bond that does not involve the issuance of a Physical Bond shall be effected through the Depositary (but not the Trustee or the Custodian) in accordance with this Indenture (including the restrictions on transfer set forth herein) and the procedures of the Depositary therefor.

(c)                                  Every Bond that bears or is required under this Section 2.05(c) to bear the legend set forth in this Section 2.05(c) (together with any Guarantor Shares delivered upon exchange of the Bonds in accordance with Article 14 that is required to bear the legend set forth in Section 2.05(e), collectively, the “Restricted Securities”) shall be subject to the restrictions on transfer set forth in this Section 2.05(c) (including the legend set forth below), unless such restrictions on transfer shall be eliminated or otherwise waived by written consent of the Company and the Guarantor, and the Holder of each such Restricted Security, by such Holder’s acceptance thereof, agrees to be bound by all such restrictions on transfer. As used in this Section 2.05(c) and Section 2.05(e), the term “transfer” encompasses any sale, pledge, transfer or other disposition whatsoever of any Restricted Security.

Until the date (the “Resale Restriction Termination Date”) that is one year (or such shorter period as is prescribed by Rule 144 under the Securities Act as then in effect or any successor rule without any volume or manner of sale restrictions or compliance by the Guarantor with any current public information requirements thereunder) after the later of the Issue Date and the last date on which the Company or any of its Affiliates were the owner of such Bonds (or any predecessor thereto), any certificate evidencing a Section 4(a)(2) Bond (and all securities delivered in exchange therefor or substitution thereof, other than Guarantor Shares, if any, delivered upon exchange thereof, which shall bear the legend set forth in Section 2.05(e), if applicable) shall bear a legend in substantially the following form (unless such Bonds have been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer, or sold pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, or unless otherwise agreed by the Company and the Guarantor in writing, with notice thereof to the Trustee):

THIS SECURITY AND THE GUARANTOR SHARES ISSUABLE UPON EXCHANGE OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY, THE GUARANTOR SHARES, IF ANY, ISSUABLE UPON EXCHANGE OF THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN OR THEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A NON-U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT AND IN ACCORDANCE WITH THE LAWS APPLICABLE TO SUCH PURCHASER IN THE JURISDICTION IN WHICH SUCH PURCHASE IS MADE OR (B) IT IS AN “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501 OF

REGULATION D UNDER THE SECURITIES ACT, AS AMENDED, AND (2) AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE EXPIRATION OF THE APPLICABLE HOLDING PERIOD WITH RESPECT TO RESTRICTED SECURITIES SET FORTH IN RULE 144 UNDER THE SECURITIES ACT ONLY (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT IN ACCORDANCE WITH THE LAWS APPLICABLE TO SUCH PURCHASER IN THE JURISDICTION IN WHICH SUCH PURCHASE IS MADE, (C) TO AN “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE SECURITIES ACT, (D) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S, THE TRUSTEE’S AND THE TRANSFER AGENT’S, AS APPLICABLE, RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (B), (C) OR (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM, AND IN EACH OF THE FOREGOING CASES, A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS SECURITY IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE TRUSTEE.

THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED THAT EITHER (1) NO PORTION OF THE ASSETS USED BY SUCH HOLDER TO ACQUIRE OR HOLD THIS SECURITY CONSTITUTES THE ASSETS OF AN EMPLOYEE BENEFIT PLAN THAT IS SUBJECT TO TITLE I OF THE U.S. EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), OF A PLAN, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER ARRANGEMENT THAT IS SUBJECT TO SECTION 4975 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”) OR PROVISIONS UNDER ANY OTHER FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SIMILAR TO SUCH PROVISIONS OF ERISA OR THE CODE (“SIMILAR LAWS”), OR OF AN ENTITY WHOSE UNDERLYING ASSETS ARE CONSIDERED TO INCLUDE “PLAN ASSETS” OF ANY SUCH PLAN, ACCOUNT OR ARRANGEMENT, OR (2) (A) THE ACQUISITION AND HOLDING OF THIS SECURITY WILL NOT CONSTITUTE A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR A SIMILAR VIOLATION UNDER ANY APPLICABLE SIMILAR LAWS AND (B) NEITHER WE NOR ANY OF OUR AFFILIATES HAVE PROVIDED ANY ADVICE WITH RESPECT TO THE DECISION BY OR ON BEHALF OF SUCH PLAN OR PLANS TO INVEST, ACQUIRE, HOLD, SELL, EXCHANGE, VOTE, OR PROVIDE ANY CONSENT WITH RESPECT TO THE BONDS OR EXERCISE OF ANY RIGHTS WITH RESPECT TO THIS SECURITY, AND NEITHER WE NOR ANY OF OUR AFFILIATES SHALL AT ANY TIME BE RELIED UPON AS SUCH

PLAN OR PLANS’ FIDUCIARY WITH RESPECT TO ANY SUCH DECISION BY OR ON BEHALF OF SUCH PLAN OR PLANS TO INVEST, ACQUIRE, HOLD, SELL, EXCHANGE, VOTE, OR PROVIDE ANY CONSENT WITH RESPECT TO THE BONDS OR EXERCISE OF ANY RIGHTS WITH RESPECT TO THIS SECURITY.

No transfer of any Bonds prior to the Resale Restriction Termination Date will be registered by the Bond Registrar unless the applicable box on the Form of Assignment and Transfer has been checked or, in the case of a Global Bond, appropriate Depositary procedures have been observed.

Any Bond (or security delivered in exchange or substitution therefor) (i) as to which such restrictions on transfer shall have expired in accordance with their terms upon the occurrence of the Resale Restriction Termination Date, (ii) that has been transferred pursuant to a registration statement that has become effective or been declared effective under the Securities Act and that continues to be effective at the time of such transfer or (iii) that has been sold pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, may, upon surrender of such Bond for exchange to the Bond Registrar in accordance with the provisions of this Section 2.05, be exchanged for a new Bond or Bonds, of like tenor and aggregate principal amount, which shall not bear the restrictive legend required by this Section 2.05(c) and shall not be assigned a restricted CUSIP number. The Company shall be entitled to instruct the Custodian in writing to so surrender any Global Bond as to which any of the conditions set forth in clause (i) through (iii) of the immediately preceding sentence have been satisfied, and, upon such instruction, the Custodian shall so surrender such Global Bond for exchange; and any new Global Bond so exchanged therefor shall not bear the restrictive legend specified in this Section 2.05(c) and shall not be assigned a restricted CUSIP number. The Company shall promptly notify the Trustee upon the occurrence of the Resale Restriction Termination Date and promptly after a registration statement, if any, with respect to the Bonds or any Guarantor Shares delivered upon exchange of the Bonds has been declared effective under the Securities Act.

Notwithstanding any other provisions of this Indenture (other than the provisions set forth in this Section 2.05(c)), a Global Bond may not be transferred as a whole or in part except (i) by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary and (ii) for exchange of a Global Bond or a portion thereof for one or more Physical Bonds in accordance with the second paragraph of Section 2.05(d).

(d)                                 The Depositary shall be a clearing agency registered under the Exchange Act. The Company initially appoints The Depository Trust Company to act as Depositary with respect to each Global Bond. Initially, each Global Bond shall be issued to the Depositary, registered in the name of Cede & Co., as the nominee of the Depositary, and deposited with the Trustee as custodian for Cede & Co.

If (i) the Depositary notifies the Company at any time that the Depositary is unwilling or unable to act as depositary for the Global Bonds and the Company has not appointed a successor depositary within 90 days of such notice, (ii) an Event of Default with respect to the Bonds has occurred and is continuing and the Depositary requests the issuance of Physical Bonds in lieu of all or a portion of the Global Bonds or (iii) the Company determines not to have any portion of the Bonds represented by a Global Bond, the Company shall execute, and the Trustee, upon receipt of an Officers’ Certificate and a Company Order for the authentication and delivery of Bonds, shall authenticate and deliver Physical Bonds to each beneficial owner of the related Global Bonds (or a portion thereof) in an aggregate principal amount equal to the aggregate principal amount of such Global Bonds in exchange for such Global Bonds, and upon delivery of the Global Bonds to the Trustee such Global Bonds shall be canceled.

Physical Bonds issued in exchange for all or a part of the Global Bond pursuant to this Section 2.05(d) shall be registered in such names and in such authorized denominations as the Depositary, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee. Upon execution and authentication, the Trustee shall deliver such Physical Bonds to the Persons in whose names such Physical Bonds are so registered.

At such time as all interests in a Global Bond have been exchanged, canceled, repurchased, or transferred, such Global Bond shall be, upon receipt thereof, canceled by the Trustee in accordance with standing procedures and existing instructions between the Depositary and the Custodian. At any time prior to such cancellation, if any interest in a Global Bond is exchanged for Physical Bonds, exchanged, canceled, repurchased, or transferred to a transferee who receives Physical Bonds therefor or any Physical Bond is exchanged or transferred for part of such Global Bond, the principal amount of such Global Bond shall, in accordance with the standing procedures and instructions existing between the Depositary and the Custodian, be appropriately reduced or increased, as the case may be, and an endorsement shall be made on such Global Bond, by the Trustee or the Custodian, at the direction of the Trustee, to reflect such reduction or increase.

Members of, or participants in, the Depositary, and any owner of a beneficial interest in a Global Bond, shall have no rights under this Indenture with respect to or under such Global Bond, and the Company, the Guarantor, the Trustee and any agent of the Company, the Guarantor or the Trustee shall be entitled to treat the Depositary or its nominee as the absolute owner of such Global Bond for all purposes whatsoever.

None of the Company, the Guarantor, the Trustee or any agent of the Company, the Guarantor or the Trustee shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Bond or maintaining, supervising or reviewing any records relating to such beneficial ownership interests or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depositary) of any notice.

(e)                                  Until the Resale Restriction Termination Date, any stock certificate representing Guarantor Shares delivered upon exchange of a Bond that bears the restrictive legend set out in Section 2.05(c) shall bear a legend in substantially the following form (unless such Guarantor Shares have been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer, or pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, or such Guarantor Shares have been delivered upon exchange of a Bond that has been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer, or pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, or unless otherwise agreed by the Company and the Guarantor with written notice thereof to the Trustee and any transfer agent for the Guarantor Shares):

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A NON-U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT AND IN ACCORDANCE WITH THE LAWS APPLICABLE TO SUCH PURCHASER IN THE JURISDICTION IN WHICH SUCH PURCHASE IS MADE OR (B) IT IS AN “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE SECURITIES ACT, AS AMENDED, AND (2) AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE EXPIRATION OF THE APPLICABLE HOLDING PERIOD WITH RESPECT TO RESTRICTED SECURITIES SET FORTH IN RULE 144 UNDER THE SECURITIES ACT ONLY (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT IN ACCORDANCE WITH THE LAWS APPLICABLE TO SUCH PURCHASER IN THE JURISDICTION IN WHICH SUCH PURCHASE IS MADE, (C) TO AN “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE SECURITIES ACT, (D) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S, THE TRUSTEE’S AND THE TRANSFER AGENT’S, AS APPLICABLE, RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (B), (C) OR (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM, AND IN EACH OF THE FOREGOING CASES, A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS SECURITY IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE TRUSTEE.

THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED THAT EITHER (1) NO PORTION OF THE ASSETS USED BY SUCH HOLDER TO ACQUIRE OR HOLD THIS SECURITY CONSTITUTES THE ASSETS OF AN EMPLOYEE BENEFIT PLAN THAT IS SUBJECT TO TITLE I OF THE U.S. EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), OF A PLAN, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER ARRANGEMENT THAT IS SUBJECT TO SECTION 4975 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”) OR PROVISIONS UNDER ANY OTHER FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SIMILAR TO SUCH PROVISIONS OF ERISA OR THE CODE (“SIMILAR LAWS”), OR OF AN ENTITY WHOSE UNDERLYING ASSETS ARE CONSIDERED TO INCLUDE “PLAN ASSETS” OF ANY SUCH PLAN, ACCOUNT OR ARRANGEMENT, OR (2) (A) THE ACQUISITION AND HOLDING OF THIS SECURITY WILL NOT CONSTITUTE A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR A SIMILAR VIOLATION UNDER ANY APPLICABLE SIMILAR LAWS AND (B) NEITHER WE NOR ANY OF OUR AFFILIATES HAVE PROVIDED ANY ADVICE WITH RESPECT TO THE DECISION BY OR ON BEHALF OF SUCH PLAN OR PLANS TO INVEST, ACQUIRE, HOLD, SELL, EXCHANGE, VOTE, OR PROVIDE ANY CONSENT WITH RESPECT TO THE BONDS OR EXERCISE OF ANY RIGHTS WITH RESPECT TO THIS SECURITY, AND NEITHER WE NOR ANY OF OUR AFFILIATES SHALL AT ANY TIME BE RELIED UPON AS SUCH PLAN OR PLANS’ FIDUCIARY WITH RESPECT TO ANY SUCH DECISION BY OR ON BEHALF OF SUCH PLAN OR PLANS TO INVEST, ACQUIRE, HOLD, SELL, EXCHANGE, VOTE, OR PROVIDE ANY CONSENT WITH RESPECT TO THE BONDS OR EXERCISE OF ANY RIGHTS WITH RESPECT TO THIS SECURITY.

Any such Guarantor Shares (i) as to which such restrictions on transfer shall have expired in accordance with their terms upon the occurrence of the Resale Restriction Termination Date, (ii) that have been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer or (iii) that have been sold pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, may, upon surrender of the certificates representing such Guarantor Shares for exchange in accordance with the procedures of the transfer agent for the Guarantor Shares, be exchanged for like aggregate number of Guarantor Shares to be delivered through the Depositary, which shall not bear the restrictive legend required by this Section 2.05(e).

Any Bonds or Guarantor Shares delivered upon exchange of a Bond that is repurchased or owned by any Affiliate of the Company or the Guarantor (or any Person who was an Affiliate of the Company or the Guarantor at any time during the three months immediately preceding) may not be resold by such Affiliate (or such Person, as the case may be) unless registered under the Securities Act or resold pursuant to an exemption from the registration requirements of the Securities Act in a transaction that results in such Bond or Guarantor Shares, as the case may be, no longer being a “restricted security” (as defined under Rule 144).

(f)                                   Any Bond or Guarantor Shares issued upon exchange of a Bond that is repurchased or owned by any Affiliate of the Company or the Guarantor (or any Person who was an Affiliate of the Company or the Guarantor at any time during the three months immediately preceding) may not be resold by such Affiliate (or such Person, as the case may be) unless registered under the Securities Act or resold pursuant to an exemption from the registration requirements of the Securities Act in a transaction that results in such Bond or Guarantor Shares, as the case may be, no longer being a “restricted security” (as defined in Rule 144).

(g)                                  The Company shall cause any Bond that is repurchased or owned by it to be surrendered to the Trustee for cancellation in accordance with Section 2.08.

(h)                                 The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Bond (including any transfers between or among Depositary participants, members or beneficial owners in any Global Bond) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

(i)                                     The transferor of any Bond shall provide or cause to be provided to the Trustee all information necessary to allow the Trustee to comply with any applicable tax reporting obligations, including without limitation any cost basis reporting obligations under Section 6045 of the Code. The Trustee may rely on information provided to it and shall have no responsibility to verify or ensure the accuracy of such information. In connection with any proposed exchange of a certificated Bond for a Global Bond, the Company or the Depositary shall be required to provide or cause to be provided to the Trustee all information necessary to allow the Trustee to comply with any applicable tax reporting obligations, including without limitation any cost basis reporting obligations under Section 6045 of the Code. The Trustee may rely on information provided to it and shall have no responsibility to verify or ensure the accuracy of such information.

Section 2.06                             Mutilated, Destroyed, Lost or Stolen Bonds.  In case any Bond shall become mutilated or be destroyed, lost or stolen, the Company in its discretion may execute, and upon its written request the Trustee or an authenticating agent appointed by the Trustee shall authenticate and deliver, a new Bond, bearing a registration number not contemporaneously outstanding, in exchange and substitution for the mutilated Bond, or in lieu of and in substitution for the Bond so destroyed, lost or stolen. In every case the applicant for a substituted Bond shall furnish to the Company, to the Guarantor, to the Trustee and, if applicable, to such authenticating agent an indemnity bond that is sufficient in the judgment of the Company, to the Guarantor, to the Trustee and, if applicable, to such authenticating agent to save each of them harmless from any loss, liability, cost or expense caused by or connected with such substitution, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Company, to the Guarantor, to the Trustee and, if applicable, to such authenticating agent evidence to their satisfaction of the destruction, loss or theft of such Bond and of the ownership thereof.

The Trustee or such authenticating agent may authenticate any such substituted Bond and deliver the same upon the receipt of such indemnity bond as the Trustee, the Company, the Guarantor and, if applicable, such authenticating agent may require. No service charge shall be imposed by the Company, the Guarantor, the Trustee, the Bond Registrar, any co-Bond Registrar or the Paying Agent upon the issuance of any substitute Bond, but the Company may require a Holder to pay a sum sufficient to cover any documentary, stamp or similar issue or transfer tax or other similar governmental charge required by law in connection therewith. In addition, the Company may charge for its expenses (including the expenses of the Trustee) in replacing a Bond. In case any Bond that has matured or is about to mature or has been surrendered for required repurchase or is about to be exchanged in accordance with Article 14 shall become mutilated or be destroyed, lost or stolen, the Company may, in its sole discretion, instead of issuing a substitute Bond, pay or authorize the payment of or exchange or authorize the exchange of the same (without surrender thereof except in the case of a mutilated Bond), as the case may be, if the applicant for such payment or exchange shall furnish to the Company, to the Trustee and, if applicable, to such authenticating agent such indemnity bond that is sufficient in the judgment of the Company, to the Guarantor, to the Trustee and, if applicable, to such authenticating agent to save each of them harmless for any loss, liability, cost or expense caused by or connected with such substitution, and, in every case of destruction, loss or theft, evidence satisfactory to the Company, the Trustee and, if applicable, any Paying Agent or Exchange Agent evidence of their satisfaction of the destruction, loss or theft of such Bond and of the ownership thereof.

Every substitute Bond issued pursuant to the provisions of this Section 2.06 by virtue of the fact that any Bond is destroyed, lost or stolen shall constitute an additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Bond shall be found at any time, and shall be entitled to all the benefits of (but shall be subject to all the limitations set forth in) this Indenture equally and proportionately with any and all other Bonds duly issued hereunder. To the extent permitted by law, all Bonds shall be held and owned upon the express condition that the foregoing provisions are exclusive with respect to the replacement, payment, exchange or repurchase of mutilated, destroyed, lost or stolen Bonds and shall preclude any and all other rights or remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement, payment, exchange or repurchase of negotiable instruments or other securities without their surrender.

Section 2.07                             Temporary Bonds.  Pending the preparation of Physical Bonds, the Company may execute and the Trustee or an authenticating agent appointed by the Trustee shall, upon written request of the Company, authenticate and deliver temporary Bonds (printed or lithographed).  Temporary Bonds shall be issuable in any authorized denomination, and substantially in the form of the Physical Bonds but with such omissions, insertions and variations as may be appropriate for temporary Bonds, all as may be determined by the Company.  Every such temporary Bond shall be executed by the Company and authenticated by the Trustee or such authenticating agent upon the same conditions and in substantially the same manner, and with the same effect, as the Physical Bonds. Without unreasonable delay, the Company shall execute and deliver to the Trustee or such authenticating agent Physical Bonds (other than any Global Bond) and thereupon any or all temporary Bonds (other than any Global Bond) may be surrendered in exchange therefor, at each office or agency maintained by the Company pursuant to Section 4.02 and the Trustee or such authenticating agent shall authenticate and deliver in exchange for such temporary Bonds an equal aggregate principal amount of Physical Bonds.  Such exchange shall be made by the Company at its own expense and without any charge therefor. Until so exchanged, the temporary Bonds shall in all respects be entitled to the same benefits and subject to the same limitations under this Indenture as Physical Bonds authenticated and delivered hereunder.

Section 2.08                             Cancellation of Bonds Paid, Exchanged, Etc.  The Company shall cause all Bonds surrendered for the purpose of payment, repurchase, registration of transfer of Bonds or exchange of Bonds for other Bonds or in accordance with Article 14, if surrendered to any Person other than the Trustee (including any of the Company’s or the Guarantor’s agents, Subsidiaries or Affiliates), to be surrendered to the Trustee for cancellation. All Bonds delivered to the Trustee shall be canceled promptly by it, and no Bonds shall be authenticated in exchange therefor except as expressly permitted by any of the provisions of this Indenture. The Trustee shall dispose of canceled Bonds in accordance with its policy then in effect (subject to the retention requirements of the Exchange Act) and, after such disposition, shall deliver a certificate of such disposition to the Company, at the Company’s written request in a Company Order.

Section 2.09                             CUSIP Numbers.  The Company in issuing the Bonds may use “CUSIP” numbers (if then generally in use), and, if so, the Trustee shall use “CUSIP” numbers in all notices issued to Holders as a convenience to such Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Bonds or on such notice and that reliance may be placed only on the other identification numbers printed on the Bonds. The Company shall promptly notify the Trustee in writing of any change in the “CUSIP” numbers.

Section 2.10                             Additional Bonds; Repurchases.  The Company may, from time to time, without notice to or the consent of the Holders and notwithstanding Section 2.01, reopen this Indenture and issue additional Bonds hereunder with the same terms as the Bonds initially issued hereunder (other than differences in the issue price and interest accrued prior to the issue date of such additional Bonds) up to an aggregate principal amount of $853,804,000 (the “Maximum Issue Amount”).  Any additional Bonds issued under this Indenture shall be fungible with the outstanding Bonds initially issued hereunder for U.S. federal income tax or (other than in the case of Section 4(a)(2) Bonds) securities law purposes; provided, that, any additional Bonds issued as consideration in any mandatory or compulsory acquisition of Songa securities following the Songa Acquisition, to the extent that, for U.S. federal income tax purposes, such Bonds are not issued pursuant to a “qualified reopening” of the Bonds, are not treated as part of the same “issue” as the Bonds, or have greater than a de minimis amount of original issue discount, shall not be required to be fungible with the outstanding Bonds initially issued hereunder if the Company reasonably determines that it is not reasonably practical to cause such additional Bonds to be fungible; provided further, that, if any such additional Bonds are not fungible with the outstanding Bonds initially issued hereunder, then such additional Bonds shall have a CUSIP, ISIN and any other identifying numbers which are different from those of the outstanding Bonds initially issued hereunder. Prior to the issuance of any such additional Bonds, the Company shall deliver to the Trustee a Company Order, an Officers’ Certificate and an Opinion of Counsel, such Officers’ Certificate and Opinion of Counsel to cover such matters, in addition to those required by Section 17.05, as the Trustee shall reasonably request. In addition, the Company may, to the extent permitted by law, and directly or indirectly (regardless of whether such Bonds are surrendered to the Company), repurchase Bonds in the open market or otherwise, whether by the Company, the Guarantor or any of its other Subsidiaries or through a private or public tender or exchange offer, through counterparties to private agreements or otherwise, including by cash-settled swaps or other derivatives. The Company shall cause any Bonds so repurchased (other than Bonds repurchased pursuant to cash-settled swaps or other derivatives that are not physically settled) either (x) to be surrendered to the Trustee for cancellation, and they will no longer be considered outstanding under this Indenture upon their repurchase or (y) if such Bonds represent beneficial interests in one or more Global Bonds, to be exchanged for Physical Bonds and, regardless of the format of such Bonds, to be subject to the limitations set forth in the following sentence. Notwithstanding anything to the contrary in this Indenture or such repurchased Bonds, in no event shall any such repurchased Bonds described in clause (y) of the immediately preceding sentence be (i) offered, sold, pledged or otherwise transferred or (ii) exchanged, in each case, whether by the Guarantor or its Subsidiaries or any of its respective agents.

ARTICLE 3
Satisfaction and Discharge

Section 3.01                             Satisfaction and Discharge.  This Indenture shall upon request of the Company or the Guarantor contained in an Officers’ Certificate cease to be of further effect, and the Trustee, at the expense of the Company or the Guarantor, as applicable, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when (a)(i) all Bonds theretofore authenticated and delivered (other than Bonds which have been destroyed, lost or stolen and which have been replaced, paid or exchanged as provided in Section 2.06) have been delivered to the Trustee for cancellation; or (ii) the Company or the Guarantor has deposited with the Trustee or delivered to Holders, as applicable, after the Bonds have become due and payable, whether on the Maturity Date, any Tax Event Repurchase Date, any Fundamental Change Repurchase Date, upon exchange or otherwise, cash, Guarantor Shares, and any cash in lieu of fractional Guarantor Shares, solely to satisfy the Guarantor’s Exchange Obligation, sufficient, without consideration of any reinvestment of interest, to pay all of the outstanding Bonds and all other sums due and payable under this Indenture by the Company and the Guarantor; and (b) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with. Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company and the Guarantor to the Trustee under Section 7.06 shall survive.

ARTICLE 4
Particular Covenants of the Company and the Guarantor

Section 4.01                             Payment of Principal and Interest.  The Company covenants and agrees that it will cause to be paid the principal (including the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price, if applicable) of, and accrued and unpaid interest on, each of the Bonds at the places, at the respective times and in the manner provided herein and in the Bonds. Principal and interest shall be considered paid on the date if the Trustee or the Paying Agent holds in accordance with this Indenture as of 11:00 a.m. New York City time on the due date money sufficient to pay all principal and interest then due.

The Company shall pay interest on overdue principal at the rate specified therefor in the Bonds, and shall pay interest on overdue installments of interest at the same rate to the extent lawful.

Section 4.02                             Maintenance of Office or Agency.  The Company will maintain in the continental United States an office or agency where the Bonds may be surrendered for registration of transfer of Bonds or exchange of Bonds for other Bonds or for presentation for payment or repurchase (“Paying Agent”) or for exchange in accordance with Article 14 (“Exchange Agent”) and where notices and demands to or upon the Company in respect of the Bonds and this Indenture may be served.  The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office.

The Company may also from time to time designate as co-Bond Registrars one or more other offices or agencies where the Bonds may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the continental United States, for such purposes.  The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.  The terms “Paying Agent” and “Exchange Agent” include any such additional or other offices or agencies, as applicable.

The Company hereby initially designates Computershare Trust Company, N.A. as the Paying Agent, Bond Registrar, Custodian and Exchange Agent and the Corporate Trust Office as the office or agency in the continental United States, where Bonds may be surrendered for registration of transfer of Bonds or exchange of Bonds for other Bonds or for presentation for payment or repurchase or for exchange in accordance with Article 14 and where notices and demands to or upon the Company in respect of the Bonds and this Indenture may be served; provided that, the Corporate Trust Office of the Trustee shall not be an office or agency of the Company or the Guarantor for the purpose of effecting service of legal process on the Company or the Guarantor, as applicable.

Section 4.03                             Appointments to Fill Vacancies in Trustee’s Office.  The Company, whenever necessary to avoid or fill a vacancy in the office of Trustee, will appoint, in the manner provided in Section 7.09, a Trustee, so that there shall at all times be a Trustee hereunder.

Section 4.04                             Provisions as to Paying Agent.

(a)                                 If the Company shall appoint a Paying Agent other than the Trustee, the Company will cause such Paying Agent to execute and deliver to the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provisions of this Section 4.04:

(i)                                                                                     that it will hold all sums held by it as such agent for the payment of the principal (including the Tax Event Repurchase Price, the Change of Control Repurchase

Price or the Listing Failure Event Repurchase Price, if applicable) of, and accrued and unpaid interest on, the Bonds in trust for the benefit of the Holders of the Bonds;

(ii)                                                                                  that it will give the Trustee prompt notice of any failure by the Company to make any payment of the principal (including the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price, if applicable) of, and accrued and unpaid interest on, the Bonds when the same shall be due and payable; and

(iii)                                                                               that at any time during the continuance of an Event of Default, upon request of the Trustee, it will forthwith pay to the Trustee all sums so held in trust.

The Company shall, on or before each due date of the principal (including the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price, if applicable) of, or accrued and unpaid interest on, the Bonds, deposit with the Paying Agent a sum sufficient to pay such principal (including the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price, if applicable) or accrued and unpaid interest, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of any failure to take such action; provided that if such deposit is made on the due date, such deposit must be received by the Paying Agent by 11:00 a.m., New York City time, on such date.

(b)                                 If the Company shall act as its own Paying Agent, it will, on or before each due date of the principal (including the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price, if applicable) of, and accrued and unpaid interest on, the Bonds, set aside, segregate and hold in trust for the benefit of the Holders of the Bonds a sum sufficient to pay such principal (including the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price, if applicable) and accrued and unpaid interest so becoming due and will promptly notify the Trustee in writing of any failure to take such action and of any failure by the Company to make any payment of the principal (including the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price, if applicable) of, or accrued and unpaid interest on, the Bonds when the same shall become due and payable.

(c)                                  Anything in this Section 4.04 to the contrary notwithstanding, the Company may, at any time, for the purpose of obtaining a satisfaction and discharge of this Indenture, or for any other reason, pay, cause to be paid or deliver to the Trustee all sums or amounts held in trust by the Company or any Paying Agent hereunder as required by this Section 4.04, such sums or amounts to be held by the Trustee upon the trusts herein contained and upon such payment or delivery by the Company or any Paying Agent to the Trustee, the Company or such Paying Agent shall be released from all further liability but only with respect to such sums or amounts.

(d)                                 Subject to applicable escheatment laws, any money and Guarantor Shares deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal (including the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price, if applicable) of, accrued and unpaid interest on and the consideration due upon exchange of any Bond and remaining unclaimed for two years after such principal (including the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price, if applicable), interest or consideration due upon exchange has become due and payable shall be paid to the Company on request of the Company contained in an Officers’ Certificate, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Bond shall thereafter, as an unsecured general creditor, look only to the Company or Guarantor for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money and Guarantor Shares, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in The Borough of Manhattan, The City of New York, notice that such money and Guarantor Shares remain unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money and Guarantor Shares then remaining will be repaid or delivered to the Company.

Section 4.05                             Existence.  Subject to Article 11, each of the Company and the Guarantor shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence.

Section 4.06                             Ownership of the Company.

The Guarantor shall own (directly or indirectly) 100% of the Common Equity of the Company.

Section 4.07                             Guarantor Shares Covenants.

(a)                                 The Guarantor shall keep available at all times (i) conditional share capital to issue to and/or (ii) Guarantor Shares held in treasury by the Company or any of its Subsidiaries to deliver to, the Holders the full number of Guarantor Shares issuable or deliverable, as applicable, upon exchange of the Bonds, which shares shall not be subject by law to preemptive rights and in respect of which no contractual preemptive rights shall be granted.  The Guarantor shall cause the Person in whose name any Guarantor Shares shall be issuable upon exchange to be effectively treated as a stockholder of record of such shares for purposes of any dividends or distribution payable on the Guarantor Shares as of the close of business on the relevant Exchange Date.

(b)                                 The Guarantor shall not alter its share capital or amend its Articles if and to the extent such alteration or amendment would have the effect of preventing hindering or impairing the Holders’ right to exchange their Bonds for Guarantor Shares.

(c)                                  The Guarantor hereby undertakes to and covenants with the Trustee that in the event of the Company failing to comply with its obligations pursuant to the settlement provisions of Section 14.02, the Guarantor will cause the Company to comply with such obligations.

Section 4.08                             Stay, Extension and Usury Laws.  Each of the Company and the Guarantor covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law that would prohibit or forgive the Company or the Guarantor from paying all or any portion of the principal of or interest on the Bonds as contemplated herein, wherever enacted, now or at any time hereafter in force, or that may affect the covenants or the performance of this Indenture; and each of the Company and the Guarantor (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

Section 4.09                             Compliance Certificate; Statements as to Defaults.  The Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company (beginning with the fiscal year ending on December 31, 2018) an Officers’ Certificate stating (1) that a review has been conducted of the activities of the Company, its Subsidiaries and of the Guarantor and their respective performance under this Indenture and (2) that the Company and the Guarantor have fulfilled all obligations under this Indenture (such compliance to be determined without regard to any period of grace or requirement of notice provided under this Indenture) or specifying any Event of Default and the nature thereof and the action that the Company is taking or proposing to take in respect thereof.

In addition, the Company shall deliver to the Trustee, as soon as possible, and in any event within 30 days after the occurrence of any Event of Default or Default, an Officers’ Certificate setting forth the details of such Event of Default or Default, its status and the action that the Company is taking or proposing to take in respect thereof.

Section 4.10                             Further Instruments and Acts.  Upon request of the Trustee, the Company or the Guarantor will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Indenture.

Section 4.11                             Additional Amounts.

(a)                                 All payments made by the Company, the Guarantor or on the Company’s or the Guarantor’s behalf under or with respect to the Bonds or the Guarantee (including deliveries of Guarantor Shares, Reference Property and payment of cash for any fractional share upon exchange) shall be made without deduction or withholding for any and all present and future withholding taxes, levies, imposts and charges (a “withholding tax”) imposed by or for the account of the Cayman Islands, Switzerland or any other jurisdiction in which either the Company or the Guarantor is a resident for tax purposes or any political subdivision or taxing authority of such jurisdiction (the “Taxing Jurisdiction”), unless such withholding or deduction is required by law.  If such deduction or withholding is at any time required, the Company or the Guarantor, as applicable, will, to the fullest extent allowed by law (subject to compliance by the holder of a Bond with any relevant administrative requirements), pay additional amounts (the “Additional Amounts”) under the Bonds, including deliveries of Guarantor Shares, Reference Property and payment of cash for any fractional share upon exchange, in accordance with the terms of the Bonds and this Indenture, as may be necessary so that the net amounts paid to the holder or the Trustee after such deduction or withholding will equal the respective amounts that would have been received in respect of such payments in the absence of such withholding or deduction.  However, neither the Company nor the Guarantor will pay Additional Amounts in the following instances:

(i)                                     if any withholding tax would not be payable or due but for the fact that (1) the Holder (or a fiduciary, settlor, beneficiary of, member or shareholder of, the Holder, if the holder is an estate, trust, partnership or corporation), is a domiciliary, national or resident of, or engaging in business or maintaining a permanent establishment or being physically present in, the Taxing Jurisdiction or otherwise having some present or former connection with the Taxing Jurisdiction other than the holding or ownership of the Bond or the collection of principal amount, Tax Event Repurchase Price, Change of Control Event Repurchase Price, Listing Failure Event Repurchase Price or of any other amount payable under the Bonds, in accordance with the terms of the Bonds and this Indenture, or the enforcement of the Bonds or (2) where presentation is required, the Bond was presented more than 30 days after the date such payment became due or was provided for, whichever is later;

(ii)                                  if any withholding tax would not have been imposed but for the failure to comply with certification, information, documentation or other reporting requirements concerning the nationality, residence, identity or connections with the relevant tax authority of the Holder or beneficial owner of the Bond, if this compliance is required by statute or by regulation as a precondition to relief or exemption from such withholding tax;

(iii)                               if any withholding tax would not be payable but for a Tax Event and the Company has made a Tax Event Offer to Repurchase as contemplated by Article 15 of this Indenture;

(iv)                              if any withholding tax is required to be made in respect of payments made to Holders resident in Switzerland (including any Holders who fail to provide required certification, documentation or other information establishing residence outside of Switzerland) pursuant to laws enacted by Switzerland providing for the taxation of payments according to principles similar to those laid down in the draft legislation of the Swiss Federal Council of December 17, 2014, or otherwise changing the Swiss federal withholding tax system from an issuer-based system to a paying agent-based system to which a person other than the issuer is required to withhold tax on any interest payment; or

(v)                                 any combination of the above items.

In addition to the foregoing, the Company shall also pay and indemnify the Holder for any present or future stamp, stamp duty, stamp duty reserve tax, issue, registration, transfer, court or documentary taxes, or any other excise or property taxes, charges or similar levies (including penalties, interest, additions to Tax and other liabilities related thereto) that are levied by any Tax Jurisdiction on the execution, delivery, issuance, or registration of any of the Bonds, the Guarantee, this Indenture or any other document or instrument referred to therein, or the receipt of any payments with respect to, or enforcement of, the Bonds.

(b)                                 If the Company or the Guarantor becomes aware that the Company or the Guarantor will be obligated to pay Additional Amounts with respect to any payment under or with respect to the Bonds or the Guarantee, the Company shall deliver to the Trustee on a date that is at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case the Company shall notify the Trustee promptly thereafter) notice stating the fact that Additional Amounts will be payable and the amount estimated to be so payable. The notice must also set forth any other information reasonably necessary to enable the Trustee to pay Additional Amounts to Holders of the Bonds on the relevant payment date. The Company shall provide the Trustee with documentation reasonably satisfactory to the Trustee evidencing the payment of Additional Amounts.  Neither the Trustee nor the Paying Agent shall at any time be under any duty or responsibility to any Holder of Bonds to determine Additional Amounts, or with respect to the nature, extent, or calculation of the amount of Additional Amounts owed, or with respect to the method employed in such calculation of Additional Amounts.

(c)                                  The Company or the Guarantor, as appropriate, shall timely make all withholdings and deductions required by law and shall remit the full amount deducted or withheld to the relevant Tax authority in accordance with applicable law. The Company shall furnish to the Trustee (or to a Holder of the Bonds upon request), within a reasonable time after the date the payment of any Taxes so deducted or withheld is made, certified copies of Tax receipts evidencing payment by the Company or the Guarantor, as appropriate, or if receipts are not reasonably available, other evidence of payment reasonably satisfactory to the Trustee.

(d)                                 Whenever in this Indenture there is mentioned, in any context, the delivery of Guarantor Shares or other Reference Property (together with payment of cash for any fractional shares), payment of amounts based upon the principal amount of the Bonds or of principal, interest, Tax Event Repurchase Price, Change of Control Event Repurchase Price, Listing Failure Event Repurchase Price or of any other amount payable under, or with respect to, any of the Bonds such mention shall be deemed to include the payment of Additional Amounts, if applicable.

(e)                                  The obligations under this Section 4.11 shall survive any termination or discharge of the Indenture and shall apply, mutatis mutandis, to any jurisdiction in which any successor Person to the Company or the Guarantor is organized, resident or doing business for tax purposes or any jurisdiction from or through which such Person or its paying agent makes any payment on the Bonds and, in each case, any department or political subdivision thereof or therein.

Section 4.12                             Required Information.

(a)                                 The Company and the Guarantor shall file with the Trustee within 15 days after the same are required to be filed with the Commission, copies of any documents or reports that they are required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act (giving effect to any grace period provided by Rule 12b-25 under the Exchange Act). Any such document or report that the Company or the Guarantor files with the Commission via the Commission’s EDGAR system shall be deemed to be filed with the Trustee for purposes of this Section 4.06(b) at the time such documents are filed via the EDGAR system.

(b)                                 Delivery of such reports, documents and information to the Trustee is for informational purposes only, and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s or the Guarantor’s compliance with any of its covenants (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates). The Trustee shall not be obligated to monitor or confirm, on a continuing basis or otherwise, the Company’s or the Guarantor’s compliance with the terms of this Section 4.12 or the posting of any reports, documents and information on the EDGAR system or any website.

ARTICLE 5
Lists of Holders and Reports by the Company and the Trustee

Section 5.01                             Lists of Holders.  The Company and the Guarantor covenant and agree that they will furnish or cause to be furnished to the Trustee, semi-annually, not more than 15 days after each June 1 and December 1 in each year beginning with June 1, 2018, and at such other times as the Trustee may request in writing, within 30 days after receipt by the Company of any such request (or such lesser time as the Trustee may reasonably request in order to enable it to timely provide any notice to be provided by it hereunder), a list in such form as the Trustee may reasonably require of the names and addresses of the Holders as of a date not more than 15 days (or such other date as the Trustee may reasonably request in order to so provide any such notices) prior to the time such information is furnished, except that no such list need be furnished so long as the Trustee is acting as Bond Registrar.

Section 5.02                             Preservation and Disclosure of Lists.  The Trustee shall preserve, in as current a form as is reasonably practicable, all information as to the names and addresses of the Holders contained in the most recent list furnished to it as provided in Section 5.01 or maintained by the Trustee in its capacity as Bond Registrar, if so acting. The Trustee may destroy any list furnished to it as provided in Section 5.01 upon receipt of a new list so furnished.

ARTICLE 6
Defaults and Remedies

Section 6.01                             Events of Default.  Each of the following events shall be an “Event of Default” with respect to the Bonds:

(a)                                 the Company or the Guarantor defaults in the payment of interest on any Bond when the same becomes due and payable and the Default continues for a period of 30 days;

(b)                                 the Company or the Guarantor defaults in the payment of the principal (including the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price, if applicable) of, or premium on, any Bond when the same becomes due and payable at maturity, upon required repurchase or otherwise;

(c)                                  the Company or the Guarantor fails to comply with their respective obligations to exchange the Bonds in accordance with this Indenture upon exercise of a Holder’s exchange right;

(d)                                 the Company or the Guarantor fails to make an offer in connection with a Fundamental Change or Tax Event in accordance with Section 15.01;

(e)                                  the Company or the Guarantor fails to comply with any covenant or agreement in this Indenture in respect of the Bonds or the Guarantee, and such default or breach is continued for 90 days after there has been given to the Company a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal of Bonds outstanding affected thereby (other than a default in performance, or breach, of a covenant or agreement specifically dealt with in clauses (a) or (b) above);

(f)                                   the occurrence of a Bond Listing Failure Event;

(g)                                  the Company or the Guarantor pursuant to or within the meaning of any Bankruptcy Law shall:

(i)                                     commence a voluntary case;

(ii)                                  consent to the entry of an order for relief against the Company or the Guarantor, as applicable, in an involuntary case;

(iii)                               consent to the appointment of a Bankruptcy Custodian of the Company or the Guarantor for all or substantially all of its property; or

(iv)                              make a general assignment for the benefit of creditors;

(h)                                 a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i)                                     is for relief against the Company or the Guarantor in an involuntary case;

(ii)                                  appoints a Bankruptcy Custodian of the Company or the Guarantor or substantially all of the Company’s or the Guarantor’s property; or

(iii)                               orders the liquidation of the Company or the Guarantor,

and the order or decree remains unstayed and in effect for 90 days;

(i)                                     the Guarantee ceases to be in full force and effect or is declared null and void in a judicial proceeding or any Guarantor denies or disaffirms its obligations under the Guarantee; and

(j)                                    the Guarantor ceases to own (directly or indirectly) 100% of the Common Equity of the Company.

Section 6.02                             Acceleration; Rescission and Annulment.

(a)                                 If any Event of Default (other than an Event of Default specified in Section 6.01(g) or Section 6.01(h)) with respect to the Bonds occurs and is continuing, either the Trustee or the Holders of at least 25% in principal amount of the then outstanding Bonds may declare all of the Bonds to be due and payable immediately. Upon any such declaration, the Bonds shall become due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders). Notwithstanding the foregoing, if an Event of Default specified in Section 6.01(g) or Section 6.01(h) above occurs with respect to the Company or the Guarantor, all outstanding Bonds shall become due and payable without further action or notice.

(b)                                 Section 6.02(a) and this Section 6.02(b), however, are subject to the conditions that if, at any time after the principal of the Bonds shall have been so declared due and payable, and before any judgment or decree for the payment of the monies due shall have been obtained or entered as hereinafter provided, the Company shall pay or shall deposit with the Trustee a sum sufficient to pay installments of accrued and unpaid interest upon all Bonds and the principal of any and all Bonds that shall have become due otherwise than by acceleration (with interest on overdue installments of accrued and unpaid interest to the extent that payment of such interest is enforceable under applicable law, and on such principal at the rate borne by the Bonds at such time) and amounts due to the Trustee pursuant to Section 7.06, and if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) any and all existing Events of Default under this Indenture, other than the nonpayment of the principal of and accrued and unpaid interest, if any, on Bonds that shall have become due solely by such acceleration, shall have been cured or waived pursuant to Section 6.08, then and in every such case (except as provided in the immediately succeeding sentence) the Holders of a majority in aggregate principal amount of the Bonds then outstanding, by written notice to the Company and to the Trustee, may waive all Defaults or Events of Default with respect to the Bonds and rescind and annul such declaration and its consequences and such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver or rescission and annulment shall extend to or shall affect any subsequent Default or Event of Default, or shall impair any right consequent thereon. Notwithstanding anything to the contrary herein, no such waiver or rescission and annulment shall extend to or shall affect any Default or Event of Default resulting from (i) the nonpayment of the principal (including the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price, if applicable) of, or accrued and unpaid interest on, any Bonds, (ii) a failure to repurchase any Bonds when required or (iii) a failure to pay or deliver, as the case may be, the consideration due upon exchange of the Bonds.

Section 6.03                             Payments of Bonds on Default; Suit Therefor.  If an Event of Default described in Section 6.01(a) or Section 6.01(b) shall have occurred, the Company shall, upon demand of the Trustee, pay to the Trustee, for the benefit of the Holders of the Bonds, the whole amount then due and payable on the Bonds for principal and interest, if any, with interest on any overdue principal and interest, if any, at the rate borne by the Bonds at such time, and, in addition thereto, such further amount as shall be sufficient to cover any amounts due to the Trustee under Section 7.06.  If the Company shall fail to pay such amounts forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company or any other obligor upon the Bonds and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon the Bonds, wherever situated.

In the event there shall be pending proceedings for the bankruptcy or for the reorganization of the Company or any other obligor on the Bonds under any Bankruptcy Law, or in case a Bankruptcy Custodian shall have been appointed for or taken possession of the Company or such other obligor, the property of the Company or such other obligor, or in the event of any other judicial proceedings relative to the Company or such other obligor upon the Bonds, or to the creditors or property of the Company or such other obligor, the Trustee, irrespective of whether the principal of the Bonds shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of this Section 6.03, shall be entitled and empowered, by intervention in such proceedings or otherwise, to file and prove a claim or claims for the whole amount of principal and accrued and unpaid interest, if any, in respect of the Bonds, and, in case of any judicial proceedings, to file such proofs of claim and other papers or documents and to take such other actions as it may deem necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceedings relative to the Company or any other obligor on the Bonds, its or their creditors, or its or their property, and to collect and receive any monies or other property payable or deliverable on any such claims, and to distribute the same after the deduction of any amounts due to the Trustee under Section 7.06; and any Bankruptcy Custodian is hereby authorized by each of the Holders to make such payments to the Trustee, as administrative expenses, and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for reasonable compensation, expenses, advances and disbursements, including agents and counsel fees, and including any other amounts due to the Trustee under Section 7.06, incurred by it up to the date of such distribution.  To the extent that such payment of reasonable compensation, expenses, advances and disbursements out of the estate in any such proceedings shall be denied for any reason, payment of the same shall be secured by a lien on, and shall be paid out of, any and all distributions, dividends, monies, securities and other property that the Holders of the Bonds may be entitled to receive in such proceedings, whether in liquidation or under any plan of reorganization or arrangement or otherwise.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting such Holder or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

All rights of action and of asserting claims under this Indenture, or under any of the Bonds, may be enforced by the Trustee without the possession of any of the Bonds, or the production thereof at any trial or other proceeding relative thereto, and any such suit or proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Bonds.

In any proceedings brought by the Trustee (and in any proceedings involving the interpretation of any provision of this Indenture to which the Trustee shall be a party) the Trustee shall be held to represent all the Holders of the Bonds, and it shall not be necessary to make any Holders of the Bonds parties to any such proceedings.

In case the Trustee shall have proceeded to enforce any right under this Indenture and such proceedings shall have been discontinued or abandoned because of any waiver pursuant to Section 6.08 or any rescission and annulment pursuant to Section 6.02 or for any other reason or shall have been determined adversely to the Trustee, then and in every such case the Company, the Guarantor, the Holders and the Trustee shall, subject to any determination in such proceeding, be restored respectively to their several positions and rights hereunder, and all rights, remedies and powers of the Company, the Guarantor, the Holders and the Trustee shall continue as though no such proceeding had been instituted.

Section 6.04                             Application of Monies Collected by Trustee.  Any monies collected by the Trustee pursuant to this Article 6 with respect to the Bonds shall be applied in the following order, at the date or dates fixed by the Trustee for the distribution of such monies, upon presentation of the several Bonds, and stamping thereon the payment, if only partially paid, and upon surrender thereof, if fully paid:

First, to the payment of all amounts due the Trustee under Section 7.06;

Second, in case the principal of the outstanding Bonds shall not have become due and be unpaid, to the payment of interest on, and any cash due upon exchange of, the Bonds in default in the order of the date due of the payments of such interest and cash due upon exchange, as the case may be, with interest (to the extent that such interest has been collected by the Trustee) upon such overdue payments at the rate borne by the Bonds at such time, such payments to be made ratably to the Persons entitled thereto;

Third, in case the principal of the outstanding Bonds shall have become due, by declaration or otherwise, and be unpaid to the payment of the whole amount (including, if applicable, the payment of the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price) then owing and unpaid upon the Bonds for principal and interest, if any, with interest on the overdue principal and, to the extent that such interest has been collected by the Trustee, upon overdue installments of interest at the rate borne by the Bonds at such time, and in case such monies shall be insufficient to pay in full the whole amounts so due and unpaid upon the Bonds, then to the payment of such principal (including, if applicable, the payment of the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price) and interest without preference or priority of principal over interest, or of interest over principal or of any installment of interest over any other installment of interest, or of any Bond over any other Bond, ratably to the aggregate of such principal (including, if applicable, the payment of the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price) and accrued and unpaid interest; and

Fourth, to the payment of the remainder, if any, to the Company.

Section 6.05                             Proceedings by Holders.  Except to enforce the right to receive payment of principal (including, if applicable, the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price) or interest when due, or the right to receive payment or delivery of the consideration due upon exchange, no Holder of any Bond shall have any right by virtue of or by availing of any provision of this Indenture to institute any suit, action or proceeding in equity or at law upon or under or with respect to this Indenture, or for the appointment of a receiver, trustee, liquidator, custodian or other similar official, or for any other remedy hereunder, unless:

(a)                                 such Holder previously shall have given to the Trustee written notice of an Event of Default and of the continuance thereof, as herein provided;

(b)                                 Holders of at least 25% in aggregate principal amount of the Bonds then outstanding shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder;

(c)                                  such Holders shall have offered to the Trustee such security or indemnity satisfactory to it against any loss, liability or expense to be incurred therein or thereby;

(d)                                 the Trustee for 60 days after its receipt of such notice, request and offer of such security or indemnity, shall have neglected or refused to institute any such action, suit or proceeding; and

(e)                                  no direction that, in the opinion of the Trustee, is inconsistent with such written request shall have been given to the Trustee by the Holders of a majority of the aggregate principal amount of the Bonds then outstanding within such 60-day period pursuant to Section 6.08, it being understood and intended, and being expressly covenanted by the taker and Holder of every Bond with every other taker and Holder and the Trustee that no one or more Holders shall have any right in any manner whatever by virtue of or by availing of any provision of this Indenture to affect, disturb or prejudice the rights of any other Holder, or to obtain or seek to obtain priority over or preference to any other such Holder (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not any such use by a Holder affects, disturbs or prejudices the rights of any other Holders or obtains priority over or a preference to such other Holders), or to enforce any right under this Indenture, except in the manner herein provided and for the equal, ratable and common benefit of all Holders (except as otherwise provided herein). For the protection and enforcement of this Section 6.05, each and every Holder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

Notwithstanding any other provision of this Indenture and any provision of any Bond, each Holder shall have the right to receive payment or delivery, as the case may be, of (x) the principal (including the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price, if applicable) of, (y) accrued and unpaid interest, if any, on, and (z) the consideration due upon exchange of, such Bond, on or after the respective due dates expressed or provided for in such Bond or in this Indenture, or to institute suit for the enforcement of any such payment or delivery, as the case may be.

Section 6.06                             Proceedings by Trustee.  In case of an Event of Default, the Trustee may in its discretion proceed to protect and enforce the rights vested in it by this Indenture by such appropriate judicial proceedings as are necessary to protect and enforce any of such rights, either by suit in equity or by action at law or by proceeding in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture, or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law.

Section 6.07                             Remedies Cumulative and Continuing.  Except as provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Bonds in the last paragraph of Section 2.06, all powers and remedies given by this Article 6 to the Trustee or to the Holders shall, to the extent permitted by law, be deemed cumulative and not exclusive of any thereof or of any other powers and remedies available to the Trustee or the Holders of the Bonds, by judicial proceedings or otherwise, to enforce the performance or observance of the covenants and agreements contained in this Indenture, and no delay or omission of the Trustee or of any Holder of any of the Bonds to exercise any right or power accruing upon any Default or Event of Default shall impair any such right or power, or shall be construed to be a waiver of any such Default or Event of Default or any acquiescence therein; and, subject to the provisions of Section 6.05, every power and remedy given by this Article 6 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Holders.

Section 6.08                             Direction of Proceedings and Waiver of Defaults by Majority of Holders.  The Holders of not less than a majority of the aggregate principal amount of the Bonds at the time outstanding determined in accordance with Section 8.05 shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Bonds; provided, however, that (a) such direction shall not be in conflict with any rule of law or with this Indenture, and (b) the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction. The Trustee may refuse to follow any direction that it determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. The Holders of not less than a majority in aggregate principal amount of the Bonds at the time outstanding determined in accordance with Section 8.05 may on behalf of the Holders of all of the Bonds waive any existing Default or Event of Default hereunder and its consequences except (i) a continuing Default or Event of Default in the payment of accrued and unpaid interest, if any, on, or the principal (including any Tax Event Repurchase Price, any Change of Control Repurchase Price and any Listing Failure Event Repurchase Price) of, the Bonds when due that has not been cured pursuant to the provisions of Section 6.01, (ii) a failure by the Company or the Guarantor to pay or deliver, as the case may be, the consideration due upon exchange of the Bonds or (iii) a default in respect of a covenant or provision hereof which under Article 10 cannot be modified or amended without the consent of each Holder of an outstanding Bond affected; provided, however, that Holders of a majority in aggregate principal amount of the then outstanding Bonds may rescind an acceleration and its consequences, including any related Default that resulted from such acceleration.  Upon any such waiver the Company, the Trustee and the Holders of the Bonds shall be restored to their former positions and rights hereunder; but no such waiver shall extend to any subsequent or other

Default or Event of Default or impair any right consequent thereon. Whenever any Default or Event of Default hereunder shall have been waived as permitted by this Section 6.08, said Default shall cease to exist, and any Event of Default arising therefrom shall for all purposes of the Bonds and this Indenture be deemed to have been cured and to be not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

Section 6.09                             Notice of Defaults.  The Trustee shall, within 90 days after the occurrence and continuance of a Default of which a Responsible Officer has actual knowledge, deliver to all Holders notice of all Defaults known to a Responsible Officer, unless such Defaults shall have been cured or waived before the giving of such notice; provided that, except in the case of a Default in the payment of the principal of (including the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price, if applicable), or accrued and unpaid interest on, any of the Bonds or a Default in the payment or delivery of the consideration due upon exchange, the Trustee shall be protected in withholding such notice if and so long as a committee of Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interests of the Holders.

Section 6.10                             Undertaking to Pay Costs.  All parties to this Indenture agree, and each Holder by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section 6.10 shall not apply to any suit instituted by the Company, to any suit instituted by the Trustee, to any suit instituted by any Holder or group of Holders holding in the aggregate more than 25% in aggregate principal amount of the Bonds outstanding, or to any suit instituted by any Holder for the enforcement of the payment of the principal of or accrued and unpaid interest, if any, on any Bond (including, but not limited to, the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price, if applicable) on or after the Maturity Date (or, in the case of repurchase upon a Tax Event or Fundamental Change, on or after the Tax Event Repurchase Date or Fundamental Change Repurchase Date, as applicable) or to any suit for the enforcement of the right to exchange any Bond, or receive the consideration due upon exchange, in accordance with the provisions of Article 14.

ARTICLE 7
Concerning the Trustee

Section 7.01                             Duties and Responsibilities of Trustee.  The Trustee, prior to the occurrence of an Event of Default and after the curing or waiver of all Events of Default that may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture. In the event an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs; provided that if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under this Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense that might be incurred by it in compliance with such request or direction.

No provision of this Indenture shall be construed to relieve the Trustee from liability for its own grossly negligent action or its own willful misconduct, except that:

(a)           prior to the occurrence of an Event of Default and after the curing or waiving of all Events of Default that may have occurred:

(i)            the duties and obligations of the Trustee shall be determined solely by the express provisions of this Indenture, and the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii)           in the absence of gross negligence and willful misconduct on the part of the Trustee, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but, in the case of any such certificates or opinions that by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of any mathematical calculations or other facts stated therein);

(b)           the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Officers of the Trustee, unless it shall be proved that the Trustee was grossly negligent in ascertaining the pertinent facts;

(c)           the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of not less than a majority of the aggregate principal amount of the Bonds at the time outstanding determined as provided in Section 8.05 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture;

(d)           whether or not therein provided, every provision of this Indenture relating to the conduct or affecting the liability of, or affording protection to, the Trustee shall be subject to the provisions of this Section 7.01;

(e)           the Trustee shall not be liable in respect of any payment (as to the correctness of amount, entitlement to receive or any other matters relating to payment) or notice effected by the Company or any Paying Agent or any records maintained by any co-Bond Registrar with respect to the Bonds;

(f)            if any party fails to deliver a notice relating to an event the fact of which, pursuant to this Indenture, requires notice to be sent to the Trustee, the Trustee may conclusively rely on its failure to receive such notice as reason to act as if no such event occurred;

(g)           in the event that the Trustee is also acting as Custodian, Bond Registrar, Paying Agent, Exchange Agent or transfer agent hereunder, the rights and protections afforded to the Trustee pursuant to this Article 7 shall also be afforded to such Custodian, Bond Registrar, Paying Agent, Exchange Agent or transfer agent;

(h)           the Trustee will not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture; and

(i)            the Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.

Section 7.02          Reliance on Documents, Opinions, Etc.  Except as provided in Section 7.01:

(a)           the Trustee may conclusively rely and shall be fully protected in acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, note, coupon or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

(b)           any request, direction, order or demand of the Company mentioned herein shall be sufficiently evidenced by an Officers’ Certificate (unless other evidence in respect thereof be herein specifically prescribed); and any Board Resolution may be evidenced to the Trustee by a copy thereof certified by the Secretary or an Assistant Secretary of the Guarantor;

(c)           before the Trustee acts or refrains from acting, it may require an Officers’ Certificate or an Opinion of Counsel or both; the Trustee will not be liable for any action it takes or omits to take in good faith in reliance on such Officers’ Certificate or Opinion of Counsel;

(d)           the Trustee may consult with counsel and require an Opinion of Counsel and any advice of such counsel or Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or omitted by it hereunder in good faith and in accordance with such advice or Opinion of Counsel;

(e)           the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney at the expense of the Company and shall incur no liability of any kind by reason of such inquiry or investigation;

(f)            the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, custodians, nominees or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent, custodian, nominee or attorney appointed by it with due care hereunder;

(g)           the permissive rights of the Trustee enumerated herein shall not be construed as duties;

(h)           the rights, privileges, protections, immunities and benefits given to the Trustee, including its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder; and

(i)            no provision of this Indenture shall be deemed to impose any duty or obligation on the Trustee to take or omit to take any action, in the performance of its duties or obligations under this Indenture, or to exercise any right or power thereunder, to the extent that taking or omitting to take such action would violate applicable law binding upon it.

In no event shall the Trustee be responsible or liable for any special, indirect, punitive or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.  The Trustee shall not be charged with knowledge of any Default or Event of Default with respect to the Bonds, unless either (1) a Responsible Officer shall have actual knowledge of such Default or Event of Default or (2) written notice of such Default or Event of Default shall have been given to a Responsible Officer of the Trustee by the Company or by any Holder of the Bonds and such notice references the Bonds and this Indenture.

Section 7.03          No Responsibility for Recitals, Etc.  The recitals contained herein and in the Bonds (except in the Trustee’s certificate of authentication) shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of the same.  The Trustee makes no representations as to the validity or sufficiency of this Indenture, of the Bonds or of any offering document used in connection with the sale of the Bonds. The Trustee shall not be accountable for the use or application by the Company of any Bonds or the proceeds of any Bonds authenticated and delivered by the Trustee in conformity with the provisions of this Indenture.

Section 7.04          Trustee, Paying Agents, Exchange Agents or Bond Registrar May Own Bonds.  The Trustee, any Paying Agent, any Exchange Agent or Bond Registrar, in its individual or any other capacity, may become the owner or pledgee of Bonds with the same rights it would have if it were not the Trustee, Paying Agent, Exchange Agent or Bond Registrar.

Section 7.05          Monies and Guarantor Shares to Be Held in Trust.  All monies and Guarantor Shares received by the Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received.  Money and Guarantor Shares held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law.  The Trustee shall be under no liability for interest on any money or Guarantor Shares received by it hereunder except as may be agreed from time to time in writing by the Company and the Trustee.

Section 7.06          Compensation and Expenses of Trustee.  Each of the Company and the Guarantor covenants and agrees to pay to the Trustee from time to time, and the Trustee shall be entitled to, reasonable compensation for all services rendered by it hereunder in any capacity (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust) as mutually agreed to in writing between the Trustee and the Company, and the Company will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances reasonably incurred or made by the Trustee in accordance with any of the provisions of this Indenture in any capacity thereunder (including the reasonable compensation and the expenses and disbursements of its agents and counsel and of all Persons not regularly in its employ) except any such expense, disbursement or advance as shall have been caused by its negligence or willful misconduct, as determined by a final, non-appealable judgment of a court of competent jurisdiction.  Each of the Company and the Guarantor, jointly and severally, also covenants to indemnify, defend and protect the Trustee in any capacity under this Indenture and any other document or transaction entered into in connection herewith and its officers, employees, directors or agents and any authenticating agent for, and to hold them harmless against, any loss, claim, damage, liability or expense incurred without negligence or willful misconduct, as determined by a final, non-appealable judgment of a court of competent jurisdiction, on the part of the Trustee, its officers, directors, agents or employees, or such agent or authenticating agent, as the case may be, and arising out of or in connection with the acceptance or administration of this Indenture or in any other capacity hereunder, including the costs and expenses (including reasonable attorneys’ fees and expenses and court costs) of defending themselves against any claim of liability in the premises and of enforcing this Indenture against the Company and the Guarantor (including this Section 7.06) and defending itself against any claim (whether asserted by the Company, the Guarantors, any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder. The Trustee will notify the Company promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Company will not relieve the Company or the Guarantor of their obligations hereunder. The Company and the Guarantor will defend the claim and the Trustee will cooperate in the defense. The Trustee may have separate counsel and the Company and the Guarantor will pay the reasonable fees and expenses of such counsel and court costs, except for any such fees and expenses as shall have been caused by the Trustee’s negligence or willful misconduct, as determined by a final, non-appealable judgment of a court of competent jurisdiction, of such counsel. The obligations of the Company and the Guarantor under this Section 7.06 to compensate or indemnify, defend and protect the Trustee and to pay or reimburse the Trustee for expenses, disbursements and advances shall be secured by a senior claim to which the Bonds are hereby made subordinate on all money or property held or collected by the Trustee, except, subject to the effect of Section 6.04, funds held in trust herewith for the benefit of the Holders of particular Bonds. The Trustee’s right to receive payment of any amounts due under this Section 7.06 shall not be subordinate to any other liability or indebtedness of the Company and the Guarantor. The obligation of the Company and the Guarantor under this Section 7.06 shall survive the satisfaction and discharge of this Indenture and the earlier resignation or removal or the Trustee. Neither the Company nor the Guarantor need pay for any settlement made without its consent, which consent shall not be unreasonably withheld. The indemnification provided in this Section 7.06 shall extend to the officers, directors, agents and employees of the Trustee.

Without prejudice to any other rights available to the Trustee under applicable law, when the Trustee and its agents and any authenticating agent incur expenses or render services after an Event of Default specified in Section 6.01(g) or Section 6.01(h) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any bankruptcy, insolvency or similar laws.

Section 7.07          Officers’ Certificate as Evidence.  Except as otherwise provided in Section 8.01, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of gross negligence or willful misconduct on the part of the Trustee, be deemed to be conclusively proved and established by an Officers’ Certificate delivered to the Trustee, and such Officers’ Certificate, in the absence of gross negligence or willful misconduct on the part of the Trustee, shall be full warrant to the Trustee for any action taken or omitted by it under the provisions of this Indenture upon the faith thereof.

Section 7.08          Eligibility of Trustee.  There shall at all times be a Trustee hereunder which shall be a Person that is eligible pursuant to the Trust Indenture Act (as if the Trust Indenture Act were applicable hereto) to act as such and has a combined capital and surplus of at least $50,000,000. If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of any supervising or examining authority, then for the purposes of this Section 7.08, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article 7.

Section 7.09          Resignation or Removal of Trustee.

(a)           The Trustee may at any time resign by giving written notice of such resignation to the Company and by delivering notice thereof to the Holders. Upon receiving such notice of resignation, the Company shall promptly appoint a successor trustee by written instrument, in duplicate, executed by order of the Board of Directors of the Company, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor trustee.  If no successor trustee shall have been so appointed and have accepted appointment within 45 days after the giving of such notice of resignation to the Holders, the resigning Trustee (at the Company’s expense) may, upon ten Business Days’ notice to the Company and the Holders, petition any court of competent jurisdiction for the appointment of a successor trustee, or any Holder who has been a bona fide holder of a Bond or Bonds for at least six months (or since the date of this Indenture) may, subject to the provisions of Section 6.10, on behalf of himself or herself and all others similarly situated, petition any such court for the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint a successor trustee.

(b)           In case at any time any of the following shall occur:

(i)            the Trustee shall cease to be eligible in accordance with the provisions of Section 7.08 and shall fail to resign after written request therefor by the Company or by any such Holder, or

(ii)           the Trustee shall become incapable of acting, or shall be adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in either case, the Company may by a Board Resolution remove the Trustee and appoint a successor trustee by written instrument, in duplicate, executed by order of the Board of Directors of the Company, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor trustee, or, subject to the provisions of Section 6.10, any Holder who has been a bona fide holder of a Bond or Bonds for at least six months (or since the date of this Indenture) may, on behalf of himself or herself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, remove the Trustee and appoint a successor trustee.

(c)           The Holders of a majority in aggregate principal amount of the Bonds at the time outstanding, as determined in accordance with Section 8.05, may at any time remove the Trustee by notifying the Trustee and the Company in writing not less than 30 days prior to the effective date of such removal, and nominate a successor trustee that shall be deemed appointed as successor trustee unless within ten days after notice to the Company of such nomination the Company objects thereto, in which case the Trustee so removed or any Holder, upon the terms and conditions and otherwise as in Section 7.09(a) provided, may petition any court of competent jurisdiction for an appointment of a successor trustee.

(d)           Any resignation or removal of the Trustee and appointment of a successor trustee pursuant to any of the provisions of this Section 7.09 shall become effective upon acceptance of appointment by the successor trustee as provided in Section 7.10.

Section 7.10          Acceptance by Successor Trustee.  Any successor trustee appointed as provided in Section 7.09 shall execute, acknowledge and deliver to the Company and to its predecessor trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor hereunder, with like effect as if originally named as Trustee herein; but, nevertheless, on the written request of the Company or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of Section 7.06, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon request of any such successor trustee, the Company shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Any trustee ceasing to act shall, nevertheless, retain a senior claim to which the Bonds are hereby made subordinate on all money or property held or collected by such trustee as such, except for funds held in trust for the benefit of Holders of particular Bonds, to secure any amounts then due it pursuant to the provisions of Section 7.06.

No successor trustee shall accept appointment as provided in this Section 7.10 unless at the time of such acceptance such successor trustee shall be eligible under the provisions of  Section 7.08.

Upon acceptance of appointment by a successor trustee as provided in this Section 7.10, each of the Company and the successor trustee, at the written direction and at the expense of the Company shall deliver or cause to be delivered notice of the succession of such trustee hereunder to the Holders. If the Company fails to deliver such notice within ten days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be delivered at the expense of the Company.

Any successor Trustee shall comply with Trust Indenture Act Section 310(a)(5).

Section 7.11          Succession by Merger, Etc.  Any corporation or other entity into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation or other entity resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation or other entity succeeding to all or substantially all of the corporate trust business of the Trustee (including the administration of this Indenture), shall be the successor to the Trustee hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided that in the case of any corporation or other entity succeeding to all or substantially all of the corporate trust business of the Trustee such corporation or other entity shall be eligible under the provisions of Section 7.08.

In case at the time such successor to the Trustee shall succeed to the trusts created by this Indenture, any of the Bonds shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee or authenticating agent appointed by such predecessor trustee, and deliver such Bonds so authenticated; and in case at that time any of the Bonds shall not have been authenticated, any successor to the Trustee or an authenticating agent appointed by such successor trustee may authenticate such Bonds either in the name of any predecessor trustee hereunder or in the name of the successor trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Bonds or in this Indenture provided that the certificate of the Trustee shall have; provided, however, that the right to adopt the certificate of authentication of any predecessor trustee or to authenticate Bonds in the name of any predecessor trustee shall apply only to its successor or successors by merger, conversion or consolidation.

Section 7.12          Trustee’s Application for Instructions from the Company.  Any application by the Trustee for written instructions from the Company (other than with regard to any action proposed to be taken or omitted to be taken by the Trustee that affects the rights of the Holders of the Bonds under this Indenture) may, at the option of the Trustee, set forth in writing any action proposed to be taken or omitted by the Trustee under this Indenture and the date on and/or after which such action shall be taken or such omission shall be effective. The Trustee shall not be liable to the Company for any action taken by, or omission of, the Trustee in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than three Business Days after the date any officer that the Company has indicated to the Trustee should receive such application actually receives such application, unless any such officer shall have consented in writing to any earlier date), unless, prior to taking any such action (or the effective date in the case of any omission), the Trustee shall have received written instructions in accordance with this Indenture in response to such application specifying the action to be taken or omitted.

Section 7.13          Preferential Collection of Claims Against Company. The Trustee shall comply with Trust Indenture Act Section 311(a), excluding any creditor relationship listed in Trust Indenture Act Section 311(b). A Trustee who has resigned or been removed shall be subject to Trust Indenture Act Section 311(a) to the extent indicated therein.

ARTICLE 8
Concerning the Holders

Section 8.01          Action by Holders.  Whenever in this Indenture it is provided that the Holders of a specified percentage of the aggregate principal amount of the Bonds may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action), the fact that at the time of taking any such action, the Holders of such specified percentage have joined therein may be evidenced by (a) any instrument or any number of instruments of similar tenor executed by Holders in person or by agent or proxy appointed in writing, (b) the record of the Holders voting in favor thereof at any meeting of Holders duly called and held in accordance with the provisions of Article 10, or (c) a combination of such instrument or instruments and any such record of such a meeting of Holders.

The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement or waiver or to take any other action under this Indenture. The right of any Holder to participate in any action or consent required or sought pursuant to any provision of this Indenture (and the obligation of the Company to obtain any such consent otherwise required from such Holder) may be subject to the requirement that such Holder shall have been the Holder of record of any Bonds with respect to which such action or consent is required or sought as of the record date identified by the Company in a notice furnished to Holders in accordance with the terms of this Indenture.

If a record date is fixed, then notwithstanding the provisions of the immediately succeeding paragraph, those Persons who were Holders at such record date (or their duly designated agents or proxies), and only those Persons, shall be entitled to consent to such amendment, supplement or waiver or to revoke any consent previously given, whether or not such Persons continue to be Holders after such record date. No consent shall be valid or effective for more than 90 days after such record date unless consents from Holders of the principal amount of Bonds required hereunder for such amendment or waiver to be effective shall have also been given and not revoked within such 90-day period.

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder is a continuing consent by the Holder of a Bond or portion of a Bond that evidences the same debt as the consenting Holder’s Bond, and, if a record date is established in respect of any amendment, supplement or waiver, a consent by the Holder on that record date will bind any subsequent holder, even if notation of the consent is not made on any Bond. However, any such Holder may revoke the consent as to his or her Bond or portion of a Bond if the Trustee receives written notice of revocation before a date and time therefor identified by the Company in a notice furnished to such Holder in accordance with the terms of this Indenture or, if no such date and time shall be identified, the date the amendment, supplement or waiver becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

After an amendment, supplement or waiver becomes effective, it shall bind every Holder, unless it is of the type described in any of clauses (a) through (l) of Section 10.02 hereof. In such case, the amendment, supplement or waiver shall bind each Holder who has consented to it and every subsequent Holder that evidences the same debt as the consenting Holder’s Bond.

Section 8.02          Proof of Execution by Holders.  Subject to the provisions of Section 7.01, Section 7.02 and Section 9.05, proof of the execution of any instrument by a Holder or its agent or proxy shall be sufficient if made in accordance with such reasonable rules and regulations as may be prescribed by the Trustee or in such manner as shall be satisfactory to the Trustee. The holding of Bonds shall be proved by the Bond Register or by a certificate of the Bond Registrar. The record of any Holders’ meeting shall be proved in the manner provided in Section 9.06.

Section 8.03          Who Are Deemed Absolute Owners.  The Company, the Trustee, any authenticating agent, any Paying Agent, any Exchange Agent and any Bond Registrar may deem the Person in whose name a Bond shall be registered upon the Bond Register to be, and may treat it as, the absolute owner of such Bond (whether or not such Bond shall be overdue and notwithstanding any notation of ownership or other writing thereon made by any Person other than the Company or any Bond Registrar) for the purpose of receiving payment of or on account of the principal (including any Tax Event Repurchase Price, any Change of Control Repurchase Price and any Listing Failure Event Repurchase Price) of and (subject to Section 2.03) accrued and unpaid interest on such Bond, for exchange of such Bond and for all other purposes; and neither the Company nor the Trustee nor any Paying Agent nor any Exchange Agent nor any Bond Registrar shall be affected by any notice to the contrary. All such payments or deliveries so made to any Holder for the time being, or upon its order, shall be valid, and, to the extent of the sums or Guarantor Shares so paid or delivered, effectual to satisfy and discharge the liability for monies payable or shares deliverable upon any such Bond. Notwithstanding anything to the contrary in this Indenture or the Bonds, with respect to any Global Bond, nothing in this Indenture shall prevent the Company, the Guarantor, the Trustee or any agent of the Company, the Guarantor or the Trustee from giving effect to any written certification, proxy or other authorization furnished by any Depositary, as a Holder, with respect to such Global Bonds or impair, as between such Depositary and owners of beneficial interests in such Global Bond, the operation of customary practices governing the exercise of the rights of such Depositary (or its nominee) as Holder of such Global Bond. Following an Event of Default, any Holder of a beneficial interest in a Global Bond may directly enforce against the Company or the Guarantor, without the consent, solicitation, proxy, authorization or any other action of the Depositary or any other Person, such Holder’s right to exchange such beneficial interest for a Physical Bond in accordance with the provisions of this Indenture.

Section 8.04          Communications by Holders with Other Holders.  Holders may communicate pursuant to Trust Indenture Act Section 312(b) with Holders with respect to their rights under this Indenture or the Bonds. The Company, the Guarantor, the Trustee, the Paying Agent, the Bond Registrar and anyone else shall have the protection of Trust Indenture Act Section 312(c).

Section 8.05          Company-Owned Bonds Disregarded.  In determining whether the Holders of the requisite aggregate principal amount of Bonds have concurred in any direction, consent, waiver or other action under this Indenture, Bonds that are owned by the Company, by the Guarantor, by any Subsidiary of the Company or the Guarantor or by any Affiliate of the Company, the Guarantor or any Subsidiary of the Company or the Guarantor shall be disregarded and deemed not to be outstanding for the purpose of any such determination; provided that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, consent, waiver or other action only Bonds that a Responsible Officer actually knows are so owned shall be so disregarded. Bonds so owned that have been pledged in good faith may be regarded as outstanding for the purposes of this Section 8.05 if the pledgee shall establish to the satisfaction of the Trustee the pledgee’s right to so act with respect to such Bonds and that the pledgee is not the Company, the Guarantor, a Subsidiary of the Company or the Guarantor, or an Affiliate of the Company, the Guarantor or any Subsidiary of the Company or the Guarantor. In the case of a dispute as to such right, any decision by the Trustee taken upon the advice of counsel shall be full protection to the Trustee. Upon request of the Trustee, the Company shall furnish to the Trustee promptly an Officers’ Certificate listing and identifying all Bonds, if any, known by the Company or the Guarantor to be owned or held by or for the account of any of the above described Persons; and, subject to Section 7.01, the Trustee shall be entitled to accept such Officers’ Certificate as conclusive evidence of the facts therein set forth and of the fact that all Bonds not listed therein are outstanding for the purpose of any such determination.

ARTICLE 9
Holders’ Meetings

Section 9.01          Purpose of Meetings.  A meeting of Holders may be called at any time and from time to time pursuant to the provisions of this Article 9 for any of the following purposes:

(a)           to give any notice to the Company or to the Trustee or to give any directions to the Trustee permitted under this Indenture, or to consent to the waiving of any Default or Event of Default hereunder (in each case, as permitted under this Indenture) and its consequences, or to take any other action authorized to be taken by Holders pursuant to any of the provisions of Article 6;

(b)           to remove the Trustee and nominate a successor trustee pursuant to the provisions of Article 7;

(c)           to consent to the execution of an indenture or indentures supplemental hereto pursuant to the provisions of Section 10.02; or

(d)           to take any other action authorized to be taken by or on behalf of the Holders of any specified aggregate principal amount of the Bonds under any other provision of this Indenture or under applicable law.

Section 9.02          Call of Meetings by Trustee.  The Trustee may at any time call a meeting of Holders to take any action specified in Section 9.01, to be held at such time and at such place as the Trustee shall determine. Notice of every meeting of the Holders, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting and the establishment of any record date pursuant to Section 8.01, shall be delivered to Holders of such Bonds.  Such notice shall also be delivered to the Company. Such notices shall be delivered not less than 20 nor more than 90 days prior to the date fixed for the meeting.

Any meeting of Holders shall be valid without notice if the Holders of all Bonds then outstanding are present in person or by proxy or if notice is waived before or after the meeting by the Holders of all Bonds then outstanding, and if the Company and the Trustee are either present by duly authorized representatives or have, before or after the meeting, waived notice.

Section 9.03          Call of Meetings by Company or Holders.  In case at any time the Company, pursuant to a Board Resolution, or the Holders of at least 25% of the aggregate principal amount of the Bonds then outstanding, shall have requested the Trustee to call a meeting of Holders, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have delivered the notice of such meeting within 20 days after receipt of such request, then the Company or such Holders may determine the time and the place for such meeting and may call such meeting to take any action authorized in Section 9.01, by delivering notice thereof as provided in Section 9.02.

Section 9.04          Qualifications for Voting.  To be entitled to vote at any meeting of Holders a Person shall (a) be a Holder of one or more Bonds on the record date pertaining to such meeting or (b) be a Person appointed by an instrument in writing as proxy by a Holder of one or more Bonds on the record date pertaining to such meeting.  The only Persons who shall be entitled to be present or to speak at any meeting of Holders shall be the Persons entitled to vote at such meeting and their counsel and any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.

Section 9.05          Regulations.  Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders, in regard to proof of the holding of Bonds and of the appointment of proxies, and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall think fit.

The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Holders as provided in Section 9.03, in which case the Company or the Holders calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Holders of a majority in aggregate principal amount of the Bonds represented at the meeting and entitled to vote at the meeting.

Subject to the provisions of Section 8.05, at any meeting of Holders each Holder or proxyholder shall be entitled to one vote for each $1,000 principal amount of Bonds held or represented by him or her; provided, however, that no vote shall be cast or counted at any meeting in respect of any Bond challenged as not outstanding and ruled by the chairman of the meeting to be not outstanding. The chairman of the meeting shall have no right to vote other than by virtue of Bonds held by it or instruments in writing as aforesaid duly designating it as the proxy to vote on behalf of other Holders. Any meeting of Holders duly called pursuant to the provisions of Section 9.02 or Section 9.03 may be adjourned from time to time by the Holders of a majority of the aggregate principal amount of Bonds represented at the meeting, whether or not constituting a quorum, and the meeting may be held as so adjourned without further notice.

Section 9.06          Voting.  The vote upon any resolution submitted to any meeting of Holders shall be by written ballot on which shall be subscribed the signatures of the Holders or of their representatives by proxy and the outstanding aggregate principal amount of the Bonds held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting.  A record in duplicate of the proceedings of each meeting of Holders shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more Persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was delivered as provided in Section 9.02. The record shall show the aggregate principal amount of the Bonds voting in favor of or against any resolution. The record shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one of the duplicates shall be delivered to the Company and the other to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting. Any record so signed and verified shall be conclusive evidence of the matters therein stated.

Section 9.07          No Delay of Rights by Meeting.  Nothing contained in this Article 9 shall be deemed or construed to authorize or permit, by reason of any call of a meeting of Holders or any rights expressly or impliedly conferred hereunder to make such call, any hindrance or delay in the exercise of any right or rights conferred upon or reserved to the Trustee or to the Holders under any of the provisions of this Indenture or of the Bonds.

ARTICLE 10
Supplemental Indentures

Section 10.01       Supplemental Indentures Without Consent of Holders.  The Company and the Guarantor, when authorized by the resolutions of the applicable Board of Directors and the Trustee, at the Company’s expense, may from time to time and at any time enter into an indenture or indentures supplemental hereto for one or more of the following purposes:

(a)           to cure any ambiguity or to correct or supplement any provision herein which may be inconsistent with any other provision herein, provided such action shall not adversely affect the interests of the Holders of Bonds in any material respect;

(b)           to provide for uncertified Bonds in addition to or in place of Physical Bonds or to alter the provisions of Section 2.02 of this Indenture (including the related definitions) in a manner that does not adversely affect any Holder in any material respect;

(c)           to provide for the assumption of the Company’s or Guarantor’s obligations to the Holders under this Indenture by a Successor Company pursuant to Article 11;

(d)           to make any change that would provide any additional rights or benefits to the Holders that does not adversely affect the legal rights hereunder of any such Holder in any material respect, as determined in good faith by the Company, as evidenced in an Officers’ Certificate, or to surrender any right or power conferred upon the Company or the Guarantor;

(e)           to evidence and provide the acceptance of the appointment of a successor Trustee pursuant to Section 7.09 and Section 7.10 of this Indenture;

(f)            to add an additional guarantor to the Bonds;

(g)           to increase the Exchange Rate;

(h)           to provide for the issuance of additional Bonds as permitted hereunder;

(i)            in connection with any Share Exchange Event, to provide that the Bonds are exchangeable into Reference Property, subject to the provisions of Section 14.02, and make such related changes to the terms of the Bonds to the extent expressly required by Section 14.07; or

(j)            to conform the provisions of this Indenture or the Bonds to the “Description of Transocean Exchangeable Bonds” Section of the Prospectus.

Upon the request of the Company accompanied by a Board Resolution of the Company’s Board of Directors and the Guarantor’s Board of Directors authorizing the execution of any such supplemental indenture, and upon receipt by the Trustee of the documents described in Section 7.02 of this Indenture, the Trustee shall join with the Company and the Guarantor in the execution of any such supplemental indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to enter into such supplemental indenture that affects its own rights, duties or immunities under this Indenture or otherwise.

Any supplemental indenture authorized by the provisions of this Section 10.01 may be executed by the Company, the Guarantor and the Trustee without the consent of the Holders of any of the Bonds at the time outstanding, notwithstanding any of the provisions of Section 10.02.

Section 10.02       Supplemental Indentures with Consent of Holders.  With the consent (evidenced as provided in Article 8) of the Holders of at least a majority of the aggregate principal amount of the Bonds then outstanding (determined in accordance with Article 8 and including, without limitation, consents obtained in connection with a repurchase of, or tender or exchange offer for, Bonds, regardless of whether the solicitation of consents and such repurchase is made from, or such tender or exchange offer is made to, all or any number of Holders of then outstanding Bonds), the Company and the Guarantor, when authorized by the resolutions of their respective Board of Directors, and the Trustee, at the Company’s expense, may from time to time and at any time enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or any supplemental indenture, as applicable, or of modifying in any manner the rights of the Holders hereunder or thereunder; provided, however, that, without the consent of each Holder of an outstanding Bond affected, no such supplemental indenture shall:

(a)           reduce the principal amount of the then outstanding Bonds whose Holders must consent to an amendment, supplement or waiver;

(b)           reduce the principal of or change the fixed maturity of any Bonds;

(c)           reduce the rate of or change the time for payment of interest on any Bond;

(d)           make any change that adversely affects the exchange rights or Tax Event or Fundamental Change repurchase rights of the Bonds;

(e)           waive a Default or Event of Default in the payment or delivery, as the case may be, of (i) the principal (including the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price, if any) of, (ii) interest on or (iii) any consideration due upon exchange of, the Bonds (except a rescission of acceleration of the Bonds by the Holders of at least a majority in aggregate principal amount of the then outstanding Bonds and a waiver of the payment default that resulted from such acceleration);

(f)            make any Bond payable in money other than that stated in the Bond;

(g)           make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders of Bonds to receive payments of principal of, or interest or premium, if any, on the Bonds;

(h)           adversely alter any of the provisions with respect to a repurchase of the Bonds upon a Tax Event or Fundamental Change or waive any payment of the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price;

(i)            cause the Bonds or the Guarantee to become subordinated in right of payment to any other indebtedness of the Company or the Guarantor, as applicable;

(j)            make any change in the foregoing amendment and waiver provisions; or

(k)           release the Guarantor from its obligations under the Guarantee or this Indenture, except as permitted pursuant to the provisions in Article 11.

Upon the request of the Company accompanied by a Board Resolution from the Company’s Board of Directors and the Guarantor’s Board of Directors authorizing the execution of any such supplemental indenture, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders as aforesaid, and upon receipt by the Trustee of the documents described in Section 7.02 of this Indenture, the Trustee shall join with the Company and the Guarantor in the execution of such supplemental indenture unless such supplemental indenture directly affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such supplemental indenture.

It shall not be necessary for the consent of the Holders under this Section 10.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

After an amendment, supplement or waiver under this Section 10.02 becomes effective, the Company shall send to the Holders of Bonds affected thereby a notice briefly describing the amendment, supplement or waiver, unless a current report on Form 8-K (or any successor form thereto) is timely filed by the Guarantor describing the amendment, supplement or waiver. Any failure by the Company to send such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver.

Section 10.03       Effect of Supplemental Indentures.  Upon the execution of any supplemental indenture pursuant to the provisions of this Article 10, this Indenture shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitation of rights, obligations, duties and immunities under this Indenture of the Trustee, the Company, the Guarantor and the Holders shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

Section 10.04       Notation on Bonds.  Bonds authenticated and delivered after the execution of any supplemental indenture pursuant to the provisions of this Article 10 may, at the Company’s expense, bear a notation as to any matter provided for in such supplemental indenture. If the Company or the Trustee shall so determine, new Bonds so modified as to conform to any modification of this Indenture contained in any such supplemental indenture may, at the Company’s expense, be prepared and executed by the Company, authenticated by the Trustee (or an authenticating agent duly appointed by the Trustee pursuant to Section 7.10) and delivered in exchange for the Bonds then outstanding, upon surrender of such Bonds then outstanding.

Section 10.05       Evidence of Compliance of Supplemental Indenture to Be Furnished Trustee.  In addition to the documents required by Section 17.05, the Trustee shall receive and shall be fully protected in relying upon an Officers’ Certificate and an Opinion of Counsel stating that any supplemental indenture executed pursuant hereto complies with the requirements of this Article 10 and is permitted or authorized by this Indenture.

ARTICLE 11
Consolidation, Merger, Sale, Conveyance and Lease

Section 11.01       Company and Guarantor May Consolidate, Etc. on Certain Terms.

Neither the Company nor the Guarantor shall, in any transaction or series of transactions, consolidate with or merge into or engage in a scheme of arrangement qualifying as an amalgamation with any Person, or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its assets to any Person, unless:

(a)           either (i) the Company or the Guarantor shall be the continuing Person or (ii) the Person (if other than the Company or the Guarantor) formed by such consolidation or into which the Company or the Guarantor is merged or amalgamated, or to which such sale, lease, conveyance, transfer or other disposition is made (the “Successor Company”) (A) is an entity, validly organized and existing in good standing (to the extent the concept of good standing is applicable) under the laws of any state of the United States, the District of Columbia, the Cayman Islands, Bermuda, the British Virgin Islands, Cyprus, the Kingdom of the Netherlands, the Grand Duchy of Luxembourg, England, Scotland, Wales, Ireland, or any other jurisdiction that does not adversely affect the rights of any Holder under this Indenture in any material respect and (B) expressly assumes by supplemental indenture the due and punctual payment of the principal of, premium (if any) and interest on and any Additional Amounts with respect to all the Bonds and the performance of the Company’s or the Guarantor’s, as applicable, covenants and obligations under this Indenture and the Bonds;

(b)           immediately after giving effect to such transaction or series of transactions, no Default or Event of Default shall have occurred and be continuing or would result therefrom; and

(c)           the Company or the Guarantor, as applicable, delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that the transaction and such supplemental indenture (if any) comply with this Indenture.

For the avoidance of doubt, unless otherwise provided in a supplemental indenture or board resolution, the term “merger” includes an amalgamation under Cayman Islands law, and the term “all or substantially all of its assets”, with respect to the Company or the Guarantor, shall be computed on a consolidated basis.

Section 11.02       Successor Corporation to Be Substituted.  In case of any such consolidation, merger, combination, sale, conveyance, transfer, assignment or lease and upon the assumption by the Successor Company, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the due and punctual payment of the principal of and accrued and unpaid interest on all of the Bonds, the due and punctual delivery or payment, as the case may be, of any consideration due upon exchange of the Bonds and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the Company and the Guarantor, as applicable, such Successor Company (if not the Company or the Guarantor, as applicable) shall succeed to and, except in the case of a lease of all or substantially all of the Company’s or the Guarantor’s properties and assets, shall be substituted for the Company or the Guarantor, as applicable, with the same effect as if it had been named herein as the party of the first part. Such Successor Company thereupon may cause to be signed, and may issue either in its own name or in the name of the Company or the Guarantor, as applicable, any or all of the Bonds issuable hereunder and the related Guarantee which theretofore shall not have been signed by the Company or the Guarantor, as applicable, and delivered to the Trustee; and, upon the order of such Successor Company instead of the Company or the Guarantor, as applicable, and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee shall authenticate and shall deliver, or cause to be authenticated and delivered, any Bonds that previously shall have been signed and delivered by the Officers of the Company or the Guarantor, as applicable, to the Trustee for authentication, and any Bonds or the related Guarantee, as applicable, that such Successor Company thereafter shall cause to be signed and delivered to the Trustee for that purpose. All the Bonds so issued, and the related Guarantee, as applicable, shall in all respects have the same legal rank and benefit under this Indenture as the Bonds and the related Guarantee, as applicable, theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Bonds had been issued and the related Guarantee has been executed, as applicable, at the date of the execution hereof. In the event of any such consolidation, merger, sale, conveyance or transfer (but not in the case of a lease), upon compliance with this Article 11 the Person named as the “Company” or the “Guarantor” in the first paragraph of this Indenture (or any successor that shall thereafter have become such in the manner prescribed in this Article 11) may be dissolved, wound up and liquidated at any time thereafter and, except in the case of a lease, such Person shall be released from its liabilities as obligor and maker of the Bonds or the Guarantee, as applicable, and from its obligations under this Indenture, the Bonds or the Guarantee, as applicable. In case of any such consolidation, merger, sale, conveyance, transfer or lease, such changes in phraseology and form (but not in substance) may be made in the Bonds thereafter to be issued or the Guarantee thereafter to be executed as may be appropriate.

ARTICLE 12
Immunity of Incorporators, Shareholders, Officers and Directors

Section 12.01       Indenture and Bonds Solely Corporate Obligations.  No recourse for the payment of the principal of or accrued and unpaid interest on any Bond, nor for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company or the Guarantor in this Indenture or in any supplemental indenture or in any Bond or any Guarantee, nor because of the creation of any indebtedness represented thereby, shall be had against any incorporator, stockholder, employee, agent, officer or director or Subsidiary, as such, past, present or future, of the Company or the Guarantor, of any Affiliate of the Company or the Guarantor, or of any successor Person, either directly or through the Company or the Guarantor (as the case may be) or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of the Bonds.

ARTICLE 13
Guarantee

Section 13.01       Guarantee.  By its execution hereof, the Guarantor acknowledges and agrees that it receives substantial benefits from the Company and that the Guarantor is providing its guarantee (the “Guarantee”) for good and valuable consideration, including, without limitation, such substantial benefits. Accordingly, subject to the provisions of this Article 13, the Guarantor hereby fully and unconditionally guarantees to each Holder of a Bond authenticated and delivered by the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Bonds or the obligations of the Company hereunder or thereunder:  (i) that the principal of (including the Tax Event Repurchase Price, Change of Control Repurchase Price or Listing Failure Event Repurchase Price, as the case may be, pursuant to Article 15 or Article 16, as applicable), premium, if any, interest, if any, on the Bonds and any Guarantor Shares, and any cash in lieu of fractional Guarantor Shares, if any, due upon exchange of the Bonds in accordance with Article 14 and the Articles, in each case, shall be duly and punctually paid or delivered in full (as the case may be) when due, whether at the Maturity Date, upon acceleration, upon repurchase in connection with a Tax Event or Fundamental Change or otherwise or upon exchange, and interest on overdue principal, premium, if any, and (to the extent permitted by law) interest on any interest, if any, on the Bonds and all other obligations of the Company to the Holders or the Trustee hereunder or under the Bonds (including fees, expenses or other) shall be promptly paid in full or performed, all in accordance with the terms hereof; and (ii) the full and punctual performance within applicable grace periods of all other obligations of the Company under this Indenture with respect to the Bonds, subject, however, in the case of clauses (i) and (ii) above, to the limitations set forth in Section 13.03 hereof (collectively, the “Guarantee Obligations”).

Subject to the provisions of this Article 13, the Guarantor hereby agrees that its Guarantee hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Bonds or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Bonds with respect to any thereof, the entry of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of the Guarantor. The Guarantor hereby waives and relinquishes: (a) any right to require the Trustee, the Holders or the Company (each, a “Benefited Party”) to proceed against the Company or any other Person or to proceed against or exhaust any security held by a Benefited Party at any time or to pursue any other remedy in any secured party’s power before proceeding against the Guarantor; (b) any defense that may arise by reason of the incapacity, lack of authority, death or disability of any other Person or Persons or the failure of a Benefited Party to file or enforce a claim against the estate (in administration, bankruptcy or any other proceeding) of any other Person or Persons; (c) demand, protest and notice of any kind (except as expressly required by this Indenture), including but not limited to notice of the existence, creation or incurring of any new or additional indebtedness or obligation or of any action or non-action on the part of the Guarantor, the Company, any Benefited Party, any creditor of the Guarantor or the Company or on the part of any other Person whomsoever in connection with any obligations the performance of which are hereby guaranteed; (d) any defense based upon an election of remedies by a Benefited Party, including but not limited to an election to proceed against the Guarantor for reimbursement; (e) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal; (f) any defense arising because of a Benefited Party’s election, in any proceeding instituted under the Bankruptcy Law, of the application of Section 1111(b)(2) of the Bankruptcy Code; and (g) any defense based on any borrowing or grant of a security interest under Section 364 of the Bankruptcy Code. The Guarantor hereby covenants that, except as otherwise provided therein, the Guarantee shall not be discharged except by payment or delivery in full (as the case may be) of all Guarantee Obligations, including the principal, premium, if any, and interest on the Bonds, the cash and any Guarantor Shares due upon exchange of the Bonds and all other costs provided for under this Indenture or as provided in Article 7.

If any Holder or the Trustee is required by any court or otherwise to return to either the Company or the Guarantor, or any trustee or similar official acting in relation to either the Company or the Guarantor, any amount paid by the Company or the Guarantor to the Trustee or such Holder, the Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect. The Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the Holders in respect of any Guarantee Obligations hereby until payment in full of all such obligations guaranteed hereby. The Guarantor agrees that, as between it, on the one hand, and the Holders of Bonds and the Trustee, on the other hand, (x) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 hereof for the purposes hereof, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Guarantee Obligations, and (y) in the event of any acceleration of such obligations as provided in Article 6 hereof, such Guarantee Obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantor for the purpose of the Guarantee.

Section 13.02       Execution and Delivery of Guarantee.  To evidence the Guarantee set forth in Section 13.01 hereof, the Guarantor agrees that a notation of the Guarantee substantially in the form included in the Form of Bond attached hereto as Exhibit A shall be endorsed on each Bond authenticated and delivered by the Trustee and that this Indenture shall be executed on behalf of the Guarantor by an Officer of the Guarantor.

The Guarantor agrees that the Guarantee set forth in this Article 13 shall remain in full force and effect and apply to all the Bonds notwithstanding any failure to endorse on each Bond a notation of the Guarantee.

If an Officer whose facsimile signature is on a Bond or a notation of Guarantee no longer holds that office at the time the Trustee authenticates the Bond on which the Guarantee is endorsed, the Guarantee shall be valid nevertheless.

The delivery of any Bond by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Guarantee set forth in this Indenture on behalf of the Guarantor.

Section 13.03       Limitation of Guarantor’s Liability; Certain Bankruptcy Events.

(a)           The Guarantor, and by its acceptance hereof each Holder, hereby confirms that it is the intention of all such parties that the Guarantee Obligations of the Guarantor pursuant to its Guarantee not constitute a fraudulent transfer or conveyance for purposes of any Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law. To effectuate the foregoing intention, the Holders and the Guarantor hereby irrevocably agree that the Guarantee Obligations of the Guarantor under this Article 14 shall be limited to the maximum amount as shall, after giving effect to all other contingent and fixed liabilities of the Guarantor, result in the Guarantee Obligations of the Guarantor under the Guarantee not constituting a fraudulent transfer or conveyance.

(b)           The Guarantor hereby covenants and agrees, to the fullest extent that it may do so under applicable law, that in the event of the insolvency, bankruptcy, dissolution,

liquidation or reorganization of the Company, the Guarantor shall not file (or join in any filing of), or otherwise seek to participate in the filing of, any motion or request seeking to stay or to prohibit (even temporarily) execution on the Guarantee and hereby waives and agrees not to take the benefit of any such stay of execution, whether under Section 362 or 105 of the Bankruptcy Code or otherwise.

Section 13.04       Application of Certain Terms and Provisions to the Guarantor.

(a)           For purposes of any provision of this Indenture which provides for the delivery by the Guarantor of an Officers’ Certificate and/or an Opinion of Counsel, the definitions of such terms in Section 1.01 hereof shall apply to the Guarantor as if references therein to the Company were references to the Guarantor.

(b)           Any request, direction, order or demand which by any provision of this Indenture is to be made by the Guarantor shall be sufficient if evidenced as described in Section 17.03 hereof as if references therein to the Company were references to the Guarantor.

(c)           Any notice or demand which by any provision of this Indenture is required or permitted to be given or served by the Trustee or by the Holders of Bonds to or on the Guarantor may be given or served as described in Section 17.03 hereof as if references therein to the Company were references to the Guarantor.

(d)           Upon any demand, request or application by the Guarantor to the Trustee to take any action under this Indenture, the Guarantor shall furnish to the Trustee such certificates and opinions as are required in Section 17.05 hereof as if all references therein to the Company were references to the Guarantor.

ARTICLE 14
Exchange of Bonds

Section 14.01       Exchange Privilege.

Subject to and upon compliance with the provisions of this Article 14, each Holder of a Bond shall have the right, at such Holder’s option, to surrender all or any portion (if the portion to be exchanged is $1,000 principal amount or an integral multiple thereof) of such Bond at any time prior to the close of business on the Business Day immediately preceding the Maturity Date, in exchange for Guarantor Shares at an initial exchange rate of 97.29756 Guarantor Shares per $1,000 principal amount of Bonds (subject to adjustment as provided in this Article 14, the “Exchange Rate”); provided, however, that the number of Guarantor Shares resulting from an exchange shall be rounded down to the nearest whole share, and the Company shall pay cash to such Holder in lieu of fractional shares (subject to, and in accordance with, the settlement provisions of  Section 14.02 (the “Exchange Obligation”).

Section 14.02       Exchange Procedure; Settlement Upon Exchange.

(a)           The Company shall deliver to the exchanging Holder in respect of each $1,000 principal amount of Bonds being exchanged a number of Guarantor Shares equal to the Exchange Rate in effect on the Exchange Date (the “Settlement Amount”). The Settlement

Amount shall be determined by the Guarantor within one (1) Business Day of surrender by a Holder in accordance with Section 14.01. Promptly after such determination of the Settlement Amount and the amount of cash payable in lieu of delivering any fractional Guarantor Share, the Guarantor shall notify the Trustee and the Exchange Agent (if other than the Trustee) of the Settlement Amount and the amount of cash payable in lieu of delivering fractional Guarantor Shares. The Trustee and the Exchange Agent (if other than the Trustee) shall have no responsibility for any such determination.

(b)           To exchange a Bond, a Holder shall (i) in the case of a Global Bond, comply with the applicable procedures of the Depositary in effect at that time and, if required, pay funds equal to interest payable on the next Interest Payment Date as set forth in Section 14.02(h) and (ii) in the case of a Physical Bond  (1) complete, manually sign and deliver an irrevocable notice (or facsimile thereof) to the Exchange Agent as set forth in the Form of Notice of Exchange (a “Notice of Exchange”) at the office of the Exchange Agent and state in writing therein the principal amount of Bonds to be exchanged and the name or names (with addresses) in which such Holder wishes the certificate or certificates for any Guarantor Shares to be delivered upon settlement of the Exchange Obligation to be registered, (2) surrender such Bonds, duly endorsed to the Company or in blank (and accompanied by appropriate endorsement and transfer documents), at the office of the Exchange Agent, (3) if required, furnish appropriate endorsements and transfer documents and (4) if required, pay funds equal to interest payable on the next Interest Payment Date as set forth in Section 14.02(h). The Trustee (and if different, the Exchange Agent) shall promptly notify the Company of any exchange pursuant to this Article 14 on the Exchange Date for such exchange. No Notice of Exchange with respect to any Bonds may be surrendered by a Holder thereof if such Holder has also delivered a Repurchase Notice to the Company in respect of such Bonds and has not validly withdrawn such Repurchase Notice in accordance with Section 15.02.

The Exchange Obligation with respect to Bonds surrendered for exchange by a given Holder on a given Exchange Date shall be computed on the basis of the aggregate principal amount of the Bonds (or specified portions thereof to the extent permitted thereby) so surrendered or, in the case of any Global Bond, in accordance with the applicable procedures of the Depositary.

(c)           A Bond shall be deemed to have been exchanged at the close of business on the date (the “Exchange Date”) that the Holder has complied with the requirements set forth in subsection (b) above. Except as set forth in Section 14.07(a), the Company shall deliver the consideration due in respect of the Exchange Obligation on the third Business Day immediately following the relevant Exchange Date (or, if such exchange is in connection with a Fundamental Change on the fifth Business Day immediately following the relevant Exchange Date). The Guarantor shall issue or deliver or cause to be issued or delivered, and the Company shall deliver (if applicable) to the Exchange Agent or to such Holder, or such Holder’s nominee or nominees, the full number of Guarantor Shares to which such Holder shall be entitled, in book-entry format, in satisfaction of the Guarantor’s Exchange Obligation.

(d)           In case any Bond shall be surrendered for partial exchange, the Company shall execute and the Trustee shall authenticate and deliver to or upon the written order of the Holder of the Bond so surrendered a new Bond or Bonds in authorized denominations in an aggregate principal amount equal to the unexchanged portion of the surrendered Bond, without payment of any service charge by the exchanging Holder but, if required by the Company or Trustee, with payment of a sum sufficient to cover any documentary, stamp, stamp duty, stamp duty reserve tax or similar issue or transfer tax or similar governmental charge required by law or that may be imposed in connection therewith as a result of the name of the Holder of the new Bonds issued upon such exchange being different from the name of the Holder of the old Bonds surrendered for such exchange.

(e)           If a Holder submits a Bond for exchange, the Company shall pay any documentary, stamp, stamp duty, stamp duty reserve tax or similar issue or transfer tax due on the issue of any Guarantor Shares upon exchange, unless the tax is due because the Holder requests such shares to be issued in a name other than the Holder’s name or the name of a Person on behalf of that Holder, in which case the Holder shall pay that tax. The Exchange Agent may refuse to deliver or refuse to instruct the Transfer Agent to deliver the Guarantor Shares being issued in a name other than the Holder’s name, or the name of a Person holding on behalf of that Holder, until the Trustee receives a sum sufficient to pay any tax that is due by such Holder in accordance with the immediately preceding sentence.

(f)            Except as provided in Section 14.05, no adjustment shall be made for dividends on any Guarantor Shares issued upon the exchange of any Bond as provided in this Article 13.

(g)           Upon the exchange of an interest in a Global Bond, the Trustee, or the Custodian at the direction of the Trustee, shall make a notation on such Global Bond as to the reduction in the principal amount represented thereby. The Company shall notify the Trustee in writing of any exchange of Bonds effected through any Exchange Agent other than the Trustee.

(h)           Upon exchange, a Holder shall not receive any separate cash payment for accrued and unpaid interest, if any, except as set forth below. The Guarantor’s settlement of the full Exchange Obligation shall be deemed to satisfy in full the Company’s obligation to pay the principal amount of the Bond and accrued and unpaid interest, if any, to, but not including, the relevant Exchange Date. As a result, accrued and unpaid interest, if any, to, but not including, the relevant Exchange Date shall be deemed to be paid in full rather than cancelled, extinguished or forfeited. Upon an exchange of Bonds into Guarantor Shares, accrued and unpaid interest, if any, will be deemed to be paid first out of the cash paid upon such exchange. Notwithstanding the foregoing, if Bonds are exchanged after the close of business on a Regular Record Date, Holders of such Bonds as of the close of business on such Regular Record Date will receive the full amount of interest payable on such Bonds on the corresponding Interest Payment Date notwithstanding the exchange. Bonds surrendered for exchange during the period from the close of business on any Regular Record Date to the open of business on the immediately following Interest Payment Date must be accompanied by funds equal to the amount of interest payable on the Bonds so exchanged; provided that no such payment shall be required (1) for exchanges following the Regular Record Date immediately preceding the Maturity Date; (2) if the Company has specified a Tax Event Repurchase Date or Fundamental Change Repurchase Date that is after a Regular Record Date and on or prior to the Business Day immediately following the corresponding Interest Payment Date and the relevant Exchange Date occurs after such Regular Record Date and on or prior to such Business Day; or (4) to the extent of any Defaulted

Amounts, if any Defaulted Amounts exist at the time of exchange with respect to such Bond. Therefore, for the avoidance of doubt, all Holders of record on the Regular Record Date immediately preceding the Maturity Date shall receive the full interest payment due on the Maturity Date in cash regardless of whether their Bonds have been exchanged following such Regular Record Date.

(i)            Upon an exchange of Bonds, such Person shall no longer be a Holder of such Bonds surrendered for exchange.

(j)            No fractional Guarantor Shares shall be issued or delivered upon exchange of the Bonds, and the Company shall instead pay cash in lieu of delivering any fractional Guarantor Shares (calculated by dividing the number of fractional shares otherwise deliverable by the Last Reported Sale Price on the Exchange Date).

Section 14.03       Increased Exchange Rate Applicable to Bonds Surrendered in Connection with Fundamental Changes.

(a)           If  a Fundamental Change occurs prior to the Maturity Date and a Holder elects to exchange its Bonds in connection with such Fundamental Change, the Guarantor shall  increase the Exchange Rate for the Bonds so surrendered for exchange as described in this Section 14.03. An exchange of Bonds shall be deemed for these purposes to be “in connection with” such Fundamental Change if the relevant Notice of Exchange is received by the Exchange Agent from, and including, the date of the Fundamental Change Company Notice up to, and including, the Business Day immediately prior to the related Fundamental Change Repurchase Date (such period, the “Fundamental Change Period”).

(b)           The  increased Exchange Rate applicable to any exchange in connection with a Change of Control shall be determined as follows:

COCER     =          OER multiplied by (1 +(EP x (c/t))), where

COCER	=	Exchange Rate applicable to exchanges in connection with the applicable Change of Control pursuant to this Section 14.03(b)
OER	=	Exchange Rate otherwise applicable at such time, before giving effect to the increase resulting from the applicable Change of Control
EP	=	22.50%
c	=	the number of days from and including the date of the Fundamental Change to but excluding the Maturity Date
t	=	the number of days from and including the Issue Date to but excluding the Maturity Date

(c)           The increased Exchange Rate applicable to any exchange in connection with a Listing Failure Event shall be determined as follows:

LFER     =     OER multiplied by (1 +(EP x (c/t))), where

LFER	=	Exchange Rate applicable to exchanges in connection with the applicable Listing Failure Event pursuant to this Section 14.03(c)
OER	=	Exchange Rate otherwise applicable at such time, before giving effect to the increase resulting from the applicable Listing Failure Event
EP	=	22.50%
c	=	the number of days from and including the date of the Listing Failure Event to but excluding the Maturity Date
t	=	the number of days from and including the Issue Date to but excluding the Maturity Date

(d)           Nothing in this Section 14.03 shall prevent an adjustment to the Exchange Rate pursuant to Section 14.05 in respect of a Fundamental Change.

(e)           For the avoidance of doubt, if a Holder exchanges its Bonds prior to the Fundamental Change Period, then, whether or not such Fundamental Change occurs, the Holder shall not be entitled to an increased Exchange Rate in connection with such Fundamental Change.

Section 14.04       Increased Exchange Rate Applicable to Bonds Surrendered in Connection with a Tax Event

(a)           If  a Tax Event occurs prior to the Maturity Date and a Holder elects to exchange its Bonds in connection with such Tax Event, the Guarantor shall  increase the Exchange Rate for the Bonds so surrendered for exchange as described in this Section 14.04. An exchange of Bonds shall be deemed for these purposes to be “in connection with” such Tax Event if the relevant Notice of Exchange is received by the Exchange Agent from, and including, the date of the Tax Event Company Notice up to, and including, the Business Day immediately prior to the related Tax Event Repurchase Date (such period the “Tax Event Repurchase Period”).

(b)           The increased Exchange Rate applicable to any exchange in connection with a Tax Event shall be determined as follows:

TEER     =     OER multiplied by (1 +(EP x (c/t))), where

TEER	=	Exchange Rate applicable to exchanges in connection with the applicable Tax Event pursuant to this Section 14.04(b)
OER	=	Exchange Rate otherwise applicable at such time, before giving effect to the increase resulting from the applicable Tax Event
EP	=	22.50%
c	=	the number of days from and including the date of the Tax Event Company Notice to but excluding the Maturity Date
t	=	the number of days from and including the Issue Date to but excluding the Maturity Date

(c)           Nothing in this Section 14.04 shall prevent an adjustment to the Exchange Rate pursuant to Section 14.05 in respect of a Tax Event.

(d)           For the avoidance of doubt, if a Holder exchanges its Bonds prior to the Tax Event Repurchase Period, then, whether or not such Tax Event occurs, the Holder shall not be entitled to an increased Exchange Rate in connection with such Tax Event.

Section 14.05       Adjustment of Exchange Rate.  The Exchange Rate shall be adjusted from time to time by the Guarantor if any of the following events occurs, except that the Guarantor shall not make any adjustments to the Exchange Rate if Holders of the Bonds have the right to participate (other than in the case of (x) a share split or share combination or (y) a tender or exchange offer), at the same time and upon the same terms as holders of the Guarantor Shares and solely as a result of holding the Bonds, in any of the transactions described in this Section 14.05, without having to exchange their Bonds, as if they held a number of Guarantor Shares equal to the Exchange Rate in effect immediately prior to the effective time for such adjustment, multiplied by the principal amount (expressed in thousands) of Bonds held by such Holder.

(a)           If the Guarantor exclusively issues Guarantor Shares as a dividend or distribution on Guarantor Shares, or if the Guarantor effects a share split or share combination, the Exchange Rate shall be adjusted based on the following formula:

OS’
ER’ = ER0 x	OS0

where,

ER0= the Exchange Rate in effect immediately prior to the close of business on the Record Date of such dividend or distribution, or immediately prior to the open of business on the date of such share split or share combination, as applicable;

ER’ = the Exchange Rate in effect immediately after the close of business on such Record Date or date of such share split or share combination, as applicable;

OS0= the number of shares of Guarantor Shares outstanding immediately prior to such share split or share combination, as applicable; and

OS’ = the number of Guarantor Shares that would be outstanding immediately after giving effect to such dividend, distribution, share split or share combination.

Any adjustment made under this Section 14.05(a) shall become effective immediately after the close of business on the Record Date for such dividend or distribution, or immediately after the open of business on the date for such share split or share combination, as applicable. If any dividend or distribution of the type described in this Section 14.05(a) is declared but not so paid or made, the Exchange Rate shall be immediately readjusted, effective as of the date the Guarantor’s Board of Directors determines not to pay such dividend or distribution, to the Exchange Rate that would then be in effect if such dividend or distribution had not been declared.

(b)           If the Guarantor issues to all or substantially all holders of the Guarantor Shares any rights, options or warrants (other than in connection with a shareholder rights plan) entitling them, for a period of not more than 45 calendar days after the announcement date of such issuance, to subscribe for or purchase Guarantor Shares at a price per share that is less than the average of the Last Reported Sale Prices of the Guarantor Shares for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, the Exchange Rate shall be increased based on the following formula:

OS0 + X
ER’ = ER0 x	OS0 + Y

where,

ER0= the Exchange Rate in effect immediately prior to the close of business on the Record Date for such issuance;

ER’ = the Exchange Rate in effect immediately after the close of business on such Record Date;

OS0= the number of Guarantor Shares outstanding immediately prior to the close of business on such Record Date;

X=the total number of Guarantor Shares issuable pursuant to such rights, options or warrants; and

Y=the number of Guarantor Shares equal to quotient of the aggregate price payable to exercise such rights, options or warrants, divided by the average of the Last Reported Sale Prices of the Guarantor Shares over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of the issuance of such rights, options or warrants.

Any increase made under this Section 14.05(b) shall be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the close of business on the Record Date for such issuance. To the extent that Guarantor Shares are not delivered after the expiration of such rights, options or warrants, the Exchange Rate shall be decreased to be the Exchange Rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of Guarantor Shares actually delivered. If such rights, options or warrants are not so issued, the Exchange Rate shall be decreased to the Exchange Rate that would then be in effect if such Record Date for such issuance had not occurred.

For purposes of this Section 14.05(b), in determining whether any rights, options or warrants entitle the holders to subscribe for or purchase Guarantor Shares at less than such average of the Last Reported Sale Prices of the Guarantor Shares for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance, and in determining the aggregate offering price of such Guarantor Shares, there shall be taken into account any consideration received by the Guarantor for such rights, options or warrants and any amount payable on exercise or exchange thereof, the value of such consideration, if other than cash, to be determined by the Guarantor’s Board of Directors.

(c)           If the Guarantor distributes shares of its Capital Stock, evidences of its indebtedness, other assets or property of the Guarantor or rights, options or warrants to acquire its Capital Stock or other securities, to all or substantially all holders of Guarantor Shares, excluding (i) dividends, distributions or issuances as to which an adjustment was effected pursuant to Section 14.05(a) or Section 14.05(b), (ii) dividends or distributions paid exclusively in cash as to which an adjustment was effected pursuant to Section 14.05(d), and (iii) Spin-Offs as to which the provisions set forth below in this Section 14.05(c) shall apply (any of such shares of Capital Stock, evidences of indebtedness, other assets or property or rights, options or warrants to acquire Capital Stock or other securities, the “Distributed Property”), then the Exchange Rate shall be increased based on the following formula:

SP0
ER’ = ER0 x	SP0 - FMV

where,

ER0= the Exchange Rate in effect immediately prior to the close of business on the Record Date for such distribution;

ER’ = the Exchange Rate in effect immediately after the close of business on such Record Date;

SP0= the average of the Last Reported Sale Prices of Guarantor Shares over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Dividend Date for such distribution; and

FMV=the fair market value (as determined by the Guarantor’s Board of Directors) of the Distributed Property with respect to each outstanding Guarantor Shares on the Ex-Dividend Date for such distribution.

Any increase made under the portion of this Section 14.05(c) above shall become effective immediately after the close of business on the Record Date for such distribution. If such distribution is not so paid or made, the Exchange Rate shall be decreased to the Exchange Rate that would then be in effect if such distribution had not been declared. Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than “SP0” as defined above), in lieu of the foregoing increase, each Holder of a Bond shall receive, in respect of each $1,000 principal amount thereof, at the same time and upon the same terms as holders of Guarantor Shares receive the Distributed Property, the amount and kind of Distributed Property such Holder would have received if such Holder owned a number of Guarantor Shares equal to the Exchange Rate in effect on the Ex-Dividend Date for the distribution.

With respect to an adjustment pursuant to this Section 14.05(c) where there has been a payment of a dividend or other distribution on the Guarantor Shares or  shares of Capital Stock of any class or series, or similar equity interest, of or relating to a Subsidiary or other business unit of the Guarantor, that are, or, when issued, will be, listed or admitted for trading on a U.S. national securities exchange (a “Spin-Off”), the Exchange Rate shall be increased based on the following formula:

FMV0 + MP0
ER’ = ER0 x	MP0

where,

ER0= the Exchange Rate in effect immediately prior to the close of business on the Record Date for the Spin-Off;

ER’ = the Exchange Rate in effect immediately after the close of business on the Record Date for the Spin-Off;

FMV0= the average of the Last Reported Sale Prices of the Capital Stock or similar equity interest distributed to holders of Guarantor Shares applicable to one Guarantor Share (determined by reference to the definition of Last Reported Sale Price as set forth in Section 1.01 as if references therein to Guarantor Shares were to such Capital Stock or similar equity interest) over the first 10 consecutive Trading Day period after, and including, the Ex-Dividend Date of the Spin-Off (the “Valuation Period”); and

MP0= the average of the Last Reported Sale Prices of the Guarantor Shares over the Valuation Period.

The increase to the Exchange Rate under the preceding paragraph shall occur at the close of business on the Record Date for the Spin-Off (provided that if the settlement of any Exchange Obligation would otherwise be required at a time at which data required for calculation of the amount of any increase pursuant to this Section 14.05(c) is not yet available, such settlement may be delayed until promptly following the time at which such data becomes available); provided that if the relevant Exchange Date occurs during the Valuation Period, references to “10” in the preceding paragraph shall be deemed to be replaced with such lesser number of Trading Days as have elapsed from, and including, the Ex-Dividend Date of such Spin-Off to, and including, the Exchange Date in determining the Exchange Rate.

For purposes of this Section 14.05(c) (and subject in all respect to Section 15.11), rights, options or warrants distributed by the Guarantor to all holders of Guarantor Shares entitling them to subscribe for or purchase shares of the Guarantor’s Capital Stock, including Guarantor Shares (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Trigger Event”): (i) are deemed to be transferred with such Guarantor Shares; (ii) are not exercisable; and (iii) are also issued in respect of future issuances of the Guarantor Shares, shall be deemed not to have been distributed for purposes of this Section 15.04(c) (and no adjustment to the Exchange Rate under this Section 14.05(c) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Exchange Rate shall be made under this Section 14.05(c). If any such right, option or warrant, including any such existing rights, options or warrants distributed prior to the date of this Indenture, are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Record Date with respect to new rights, options or warrants with such rights (in which case the existing rights, options or warrants shall be deemed to terminate and expire on such date without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Trigger Event or other event (of the type described in the immediately preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Exchange Rate under this Section 14.05(c) was made, (1) in the case of any such rights, options or warrants that shall all have been redeemed or purchased without exercise by any holders thereof, upon such final redemption or purchase (x) the Exchange Rate shall be readjusted as if such rights, options or warrants had not been issued and (y) the Exchange Rate shall then again be readjusted to give effect to such distribution, deemed distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or purchase price received by a holder or holders of Guarantor Shares with respect to such rights, options or warrants (assuming such holder had retained such rights, options or warrants), made to all holders of Guarantor Shares as of the date of such redemption or purchase, and (2) in the case of such rights, options or warrants that shall have expired or been terminated without exercise by any holders thereof, the Exchange Rate shall be readjusted as if such rights, options and warrants had not been issued.

For purposes of  Section 14.05(a), Section 14.05(b) and this Section 14.05(c), if any dividend or distribution to which this Section 14.05(c) is applicable also includes one or both of:

(A)          a dividend or distribution of Guarantor Shares to which Section 14.05(a) is applicable (the “Clause A Distribution”); or

(B)          a dividend or distribution of rights, options or warrants to which Section 14.05(b) is applicable (the “Clause B Distribution”),

then, in either case, (1) such dividend or distribution, other than the Clause A Distribution and the Clause B Distribution, shall be deemed to be a dividend or distribution to which this Section 14.05(c) is applicable (the “Clause C Distribution”) and any Exchange Rate adjustment required by this Section 14.05(c) with respect to such Clause C Distribution shall then be made, and (2) the Clause A Distribution and Clause B Distribution shall be deemed to immediately follow the Clause C Distribution and any Exchange Rate adjustment required by Section 14.05(a) and Section 14.05(b) with respect thereto shall then be made, except that, if determined by the Guarantor (I) the “Record Date” of the Clause A Distribution and the Clause B Distribution shall be deemed to be the record Date of the Clause C Distribution and (II) any Guarantor Shares included in the Clause A Distribution or Clause B Distribution shall be deemed not to be “outstanding immediately prior to the close of business on such Record Date within the meaning of Section 14.05(a) or “outstanding immediately prior to the close of business on such Record Date” within the meaning of Section 14.05(b).

(d)           If any cash dividend or distribution is made to all or substantially all holders of Guarantor Shares, the Exchange Rate shall be increased based on the following formula:

SP0
ER’ = ER0 x	SP0 - C

where,

ER0= the Exchange Rate in effect immediately prior to the close of business on the Record Date for such dividend or distribution;

ER’ = the Exchange Rate in effect immediately after the close of business on the Record Date for such dividend or distribution;

SP0= the Last Reported Sale Price of Guarantor Shares on the Trading Day immediately preceding the Ex-Dividend Date for such dividend or distribution; and

C=the amount in cash per share the Guarantor distributes to all or substantially all holders of Guarantor Shares.

Any increase pursuant to this Section 14.05(d) shall become effective immediately after the close of business on the Record Date for such dividend or distribution. If such dividend or distribution is not so paid, the Exchange Rate shall be decreased, effective as of the date the Guarantor’s Board of Directors determines not to make or pay such dividend or distribution, to be the Exchange Rate that would then be in effect if such dividend or distribution had not been declared. Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each Holder of a Bond shall receive, for each $1,000 principal amount of Bonds, at the same time and upon the same terms as holders of Guarantor Shares, the amount of cash that such Holder would have received if such Holder owned a number of Guarantor Shares equal to the Exchange Rate on the Ex-Dividend Date for such cash dividend or distribution.

(e)           If the Guarantor or any of its Subsidiaries make a payment in respect of a tender offer (which for the avoidance of doubt shall not include any open market buybacks or purchases that are not tender offers) or exchange offer for Guarantor Shares, to the extent that the cash and value of any other consideration included in the payment per share of Guarantor Shares exceeds the average of the Last Reported Sale Prices of Guarantor Shares over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Exchange Rate shall be increased based on the following formula:

AC + (SP’ x OS’)
ER’ = ER0 x	OS0 X SP

where,

ER0= the Exchange Rate in effect immediately prior to the open of business on the Trading Day immediately following the Trading Day next succeeding the date such tender or exchange offer expires;

ER’ = the Exchange Rate in effect immediately after the open of business on the Trading Day immediately following the Trading Day next succeeding the date such tender or exchange offer expires;

AC=the aggregate value of all cash and any other consideration (as determined by the Guarantor’s Board of Directors) paid or payable for Guarantor Shares purchased or exchanged in such tender or exchange offer;

OS0= the number of Guarantor Shares outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of all Guarantor Shares accepted for purchase or exchange in such tender or exchange offer);

OS’ = the number of Guarantor Shares outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all Guarantor Shares accepted for purchase or exchange in such tender or exchange offer);

SP = the average of the Last Reported Sale Prices of the Guarantor Shares over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date such tender or exchange offer expires; and

SP’ = the average of the Last Reported Sale Prices of the Guarantor Shares over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires.

The increase to the Exchange Rate under this Section 14.05(e) shall occur at the open of business on the Trading Day immediately following the Trading Day next succeeding the date such tender or exchange offer expires (provided that if the settlement of any Exchange Obligation would otherwise be required at a time at which data required for calculation of the amount of any increase pursuant to this Section 14.05(e) is not yet available, such settlement may be delayed until promptly following the time at which such data becomes available); provided that if the relevant Exchange Date occurs during the 10 Trading Days immediately following, and including, the Trading Day next succeeding the expiration date of any tender or exchange offer, references to “10” or “10th” in the preceding paragraph shall be deemed replaced with such lesser number of Trading Days as have elapsed between the date that such tender or exchange offer expires and the Exchange Date in determining the Exchange Rate as of such Trading Day. For the avoidance of doubt, for purposes of this subsection (e), the term “tender offer” is used as such term is used in the Exchange Act and the term “exchange offer” means an exchange offer that constitutes a tender offer.

(f)            Except as stated herein, the Guarantor shall not adjust the Exchange Rate for the issuance of Guarantor Shares or any securities convertible into or exchangeable for Guarantor Shares or the right to purchase Guarantor Shares or such convertible or exchangeable securities.

(g)           In addition to those adjustments required by clauses (a), (b), (c), (d) and (e) of this Section 14.05, and to the extent permitted by applicable law and subject to the applicable rules of any exchange on which any of the Guarantor’s securities are then listed, the Guarantor from time to time may increase the Exchange Rate by any amount for a period of at least 20 Business Days if the Guarantor’s Board of Directors determines that such increase would be in the Guarantor’s best interest. In addition, to the extent permitted by applicable law and subject to the applicable rules of any exchange on which any of the Guarantor’s securities are then listed, the Guarantor may (but is not required to) increase the Exchange Rate to avoid or diminish any income tax to holders of Guarantor Shares or rights to purchase Guarantor Shares in connection with a dividend or distribution of Guarantor Shares (or rights to acquire Guarantor Shares) or similar event. Whenever the Exchange Rate is increased pursuant to either of the preceding two sentences, the Company shall deliver to the Holder of each Bond a notice of the increase at least 15 days prior to the date the increased Exchange Rate takes effect, and such notice shall state the increased Exchange Rate and the period during which it will be in effect.

(h)           Notwithstanding anything to the contrary in this Article 15, the Exchange Rate shall not be adjusted:

(i)            unless the adjustment would result in a change in the Exchange Rate of at least 1%; provided, however, that any adjustment which by reason of the foregoing is not required to be made shall be carried forward and taken into account in any future adjustment and such carried forward adjustment shall be made, regardless of whether the aggregate adjustment is less than 1% on the Exchange Date for any Bonds;

(ii)           upon the issuance of any Guarantor Shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Guarantor’s securities and the investment of additional optional amounts in Guarantor Shares under any such plan;

(iii)          upon the issuance of any Guarantor Shares or options or rights to purchase those shares pursuant to any present or future employee, director, officer or consultant benefit, compensation or stock purchase plan or program of or assumed by the Guarantor or any of the Guarantor’s Subsidiaries;

(iv)          upon the issuance of any Guarantor Shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in clause (iii) of this subsection and outstanding as of the Issue Date;

(v)           upon the repurchase of any Guarantor Shares pursuant to an open-market share repurchase program or other buyback transaction that is not a tender offer or exchange offer of the nature described in Section 14.05(e);

(vi)          solely for a change in the nominal value of the Guarantor Shares; or

(vii)         for accrued and unpaid interest, if any.

(i)            All calculations and other determinations under this Article 15 shall be made by the Guarantor and shall be made to the nearest one-ten thousandth (1/10,000th) of a share.

(j)            Whenever the Exchange Rate is adjusted as herein provided, the Company shall promptly (i) notify Holders of such adjustment and publish such information on the Guarantor’s website or through such other public medium as the Guarantor may use at that time and (ii) deliver to the Trustee (and the Exchange Agent if not the Trustee) an Officers’ Certificate setting forth the Exchange Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Unless and until a Responsible Officer of the Trustee shall have received such Officers’ Certificate, the Trustee shall not be deemed to have knowledge of any adjustment of the Exchange Rate and may assume without inquiry that the last

Exchange Rate of which it has knowledge is still in effect. Failure to deliver such notice shall not affect the legality or validity of any such adjustment.

(k)           For purposes of this Section 14.05, the number of Guarantor Shares at any time outstanding shall not include Guarantor Shares held in the treasury of the Guarantor or any of its Subsidiaries so long as the Guarantor does not pay any dividend or make any distribution on Guarantor Shares held in the treasury of the Guarantor or any of its Subsidiaries.

Section 14.06       Adjustments of Prices.  Whenever any provision of this Indenture requires the Guarantor to calculate the Last Reported Sale Prices over a span of multiple days, the Guarantor’s Board of Directors shall make appropriate adjustments to each to account for any adjustment to the Exchange Rate that becomes effective, or any event requiring an adjustment to the Exchange Rate where the Ex-Dividend Date or expiration date, as the case may be, of the event occurs, at any time during the period when the Last Reported Sale Prices are to be calculated.

Section 14.07       Effect of Recapitalizations, Reclassifications and Changes of the Guarantor Shares.

(a)           In the case of:

(i)            any recapitalization, reclassification or change of the Guarantor Shares (other than changes resulting from a change in par value, or a subdivision or combination),

(ii)           any consolidation, merger or combination involving the Guarantor,

(iii)          any sale, lease or other transfer to a third party of the consolidated assets of the Guarantor and the Guarantor’s Subsidiaries substantially as an entirety or

(iv)          any statutory share exchange,

in each case, as a result of which the Guarantor Shares would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof) (any such event, a “Share Exchange Event”), then, at and after the effective time of such Share Exchange Event, the right to exchange each $1,000 principal amount of Bonds shall be changed, to the extent permissible under applicable law, into a right to exchange such principal amount of Bonds into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of Guarantor Shares equal to the Exchange Rate immediately prior to such Share Exchange Event would have owned or been entitled to receive (the “Reference Property,” with each “unit of Reference Property” meaning the kind and amount of Reference Property that a holder of one Guarantor Share is entitled to receive) upon such Share Exchange Event and, prior to or at the effective time of such Share Exchange Event, the Company or the successor or purchasing Person, as the case may be, and the Guarantor shall execute with the Trustee a supplemental indenture permitted under Section 10.01(i) providing for such change in the right to exchange each $1,000 principal amount of Bonds.

If the Share Exchange Event causes the Guarantor Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), then (i) the Reference Property into which the Bonds will be exchangeable shall be deemed to be (x) the weighted average of the types and amounts of consideration received by the holders of Guarantor Shares that affirmatively make such an election or (y) if no holders of Guarantor Shares affirmatively make such an election, the types and amounts of consideration actually received by the holders of Guarantor Shares, and (ii) the unit of Reference Property for purposes of the immediately preceding paragraph shall refer to the consideration referred to in clause (i) attributable to one Guarantor Share. The Guarantor shall notify Holders, the Trustee and the Exchange Agent (if other than the Trustee) of such weighted average as soon as practicable after such determination is made.

To the extent that the Bonds become exchangeable into the right to receive cash pursuant to this Section 14.07, interest will not accrue on such cash.

Such supplemental indenture described in the third immediately preceding paragraph shall provide for anti-dilution and other adjustments that shall be as nearly equivalent as is possible to the adjustments provided for in this Article 14. If, in the case of any Share Exchange Event, the Reference Property includes shares of stock, securities or other property or assets (including cash or any combination thereof) of a Person other than the Guarantor or the successor or purchasing Person, as the case may be, in such Share Exchange Event, then such supplemental indenture shall also be executed by such other Person and shall contain such additional provisions to protect the interests of the Holders of the Bonds as the Guarantor’s Board of Directors shall reasonably consider necessary by reason of the foregoing, including the provisions providing for the purchase rights set forth in Article 15.

(b)           When the Company and the Guarantor executes a supplemental indenture pursuant to subsection (a) of this Section 14.07, the Company shall promptly file with the Trustee an Officers’ Certificate briefly stating the reasons therefor, the kind or amount of cash, securities or property or asset that will comprise a unit of Reference Property after any such Share Exchange Event, any adjustment to be made with respect thereto and that all conditions precedent have been complied with, and shall promptly deliver notice thereof to all Holders. The Company shall cause notice of the execution of such supplemental indenture to be delivered to each Holder within 20 days after execution thereof. Failure to deliver such notice shall not affect the legality or validity of such supplemental indenture.

(c)           Neither the Company nor the Guarantor shall become a party to any Share Exchange Event unless its terms are consistent with this Section 14.07. None of the foregoing provisions shall affect the right of a holder of Bonds to exchange its Bonds into Guarantor Shares, as set forth in Section 14.01 and Section 14.02 prior to the effective date of such Share Exchange Event.

(d)           The above provisions of this Section 14.07 shall similarly apply to successive Share Exchange Events.

Section 14.08       Certain Covenants.

(a)           The Guarantor covenants that all Guarantor Shares issued upon exchange of Bonds will be fully paid and non-assessable by the Guarantor and free from all taxes, liens and charges with respect to the issue thereof.

(b)           The Guarantor covenants that, if any Guarantor Shares to be provided for the purpose of exchange of Bonds hereunder require registration with or approval of any governmental authority under any federal or state law before such Guarantor Shares may be validly issued upon exchange, the Guarantor will, to the extent then permitted by the rules and interpretations of the Commission, secure such registration or approval, as the case may be.

(c)           The Guarantor further covenants that if at any time the Guarantor Shares shall be listed on any national securities exchange or automated quotation system the Guarantor will list and keep listed, so long as the Guarantor Shares shall be so listed on such exchange or automated quotation system, any Guarantor Shares issuable upon exchange of the Bonds.

Section 14.09       Responsibility of Trustee.  The Trustee and any other Exchange Agent shall not at any time be under any duty or responsibility to any Holder to determine the Exchange Rate (or any adjustment thereto) or whether any facts exist that may require any adjustment (including any increase) of the Exchange Rate, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed, or herein or in any supplemental indenture provided to be employed, in making the same. The Trustee and any other Exchange Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any Guarantor Shares, or of any securities, property or cash that may at any time be issued or delivered upon the exchange of any Bond; and the Trustee and any other Exchange Agent make no representations with respect thereto. Neither the Trustee nor any Exchange Agent shall be responsible for any failure of the Company or Guarantor to issue, transfer or deliver any Guarantor Shares or stock certificates or other securities or property or cash upon the surrender of any Bond for the purpose of Exchange or to comply with any of the duties, responsibilities or covenants of the Company or Guarantor contained in this Article 14. Without limiting the generality of the foregoing, neither the Trustee nor any Exchange Agent shall be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture entered into pursuant to Section 14.07 relating either to the kind or amount of shares of stock or securities or property (including cash) receivable by Holders upon the exchange of their Bonds after any event referred to in such Section 14.07 or to any adjustment to be made with respect thereto, but, subject to the provisions of Section 7.01, may accept (without any independent investigation) as conclusive evidence of the correctness of any such provisions, and shall be protected in relying upon, the Officers’ Certificate (which the Company shall be obligated to file with the Trustee prior to the execution of any such supplemental indenture) with respect thereto.

Section 14.10       Notice to Holders Prior to Certain Actions. In case of any:

(a)           action by the Guarantor or one of its Subsidiaries that would require an adjustment in the Exchange Rate pursuant to Section 14.05 or Section 14.11;

(b)           Share Exchange Event; or

(c)           voluntary or involuntary dissolution, liquidation or winding-up of the Guarantor or any of its Subsidiaries;

then, in each case (unless notice of such event is otherwise required pursuant to another provision of this Indenture), the Company or the Guarantor shall cause to be filed with the Trustee and the Exchange Agent (if other than the Trustee) and to be delivered to each Holder, as promptly as possible but in any event at least 20 days prior to the applicable date hereinafter specified, a notice stating (i) the date on which a record is to be taken for the purpose of such action by the Guarantor or one of its Subsidiaries or, if a record is not to be taken, the date as of which the holders of Guarantor Shares of record are to be determined for the purposes of such action by the Guarantor or one of its Subsidiaries, or (ii) the date on which such Share Exchange Event, dissolution, liquidation or winding-up is expected to become effective or occur, and the date as of which it is expected that holders of Guarantor Shares of record shall be entitled to exchange their Guarantor Shares for securities or other property deliverable upon such Share Exchange Event, dissolution, liquidation or winding-up. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such action by the Guarantor or one of its Subsidiaries, Share Exchange Event, dissolution, liquidation or winding-up.

Section 14.11       Stockholder Rights Plans.  If the Guarantor has a stockholder rights plan in effect upon exchange of the Bonds, each share Guarantor Share, if any, issued upon such exchange shall be entitled to receive the appropriate number of rights, if any, and the certificates representing the Guarantor Shares issued upon such exchange shall bear such legends, if any, in each case as may be provided by the terms of any such stockholder rights plan, as the same may be amended from time to time. However, if, prior to any exchange of Bonds, the rights have separated from the Guarantor Shares in accordance with the provisions of the applicable stockholder rights plan, the Exchange Rate shall be adjusted at the time of separation as if the Guarantor distributed to all or substantially all holders of the Guarantor Shares Distributed Property as provided in Section 14.05(c), subject to readjustment in the event of the expiration, termination or redemption of such rights. For the avoidance of doubt, no adjustment shall be made to the Exchange Rate in connection with a dividend or distribution in respect of a stockholder rights plan except as set forth in this Section 14.11.

Section 14.12       Guarantor Shares.  The Guarantor shall not take any action that would cause the number of Guarantor Shares deliverable upon exchange of the Bonds to exceed the number of Guarantor Shares authorized by the Guarantor’s shareholders to be issued and allotted by the Guarantor’s Board of Directors, and not previously used by the Guarantor’s Board of Directors, and/or held by the Company or its Subsidiaries in treasury. In the event of any deemed distribution (for U.S. federal income tax purposes) resulting from an adjustment to the Exchange Rate, the Company will comply with its obligations to report the deemed distribution for U.S. federal income tax purposes. In accordance with the foregoing, the Company may post a copy of Internal Revenue Service Form 8937 on its website in a timely manner.

ARTICLE 15
Repurchase of Bonds Upon a Fundamental Change or Tax Event

Section 15.01       Repurchase at Option of Holders Upon a Fundamental Change or Tax Event.

(a)           Each Holder shall have the right to require the Company to repurchase for cash all of such Holder’s Bonds or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000 in the following instances:

(i)            If a Change of Control Event occurs at any time, each Holder shall have the right, at such Holder’s option, to require the Company to repurchase for cash all of such Holder’s Bonds, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on the date (the “Fundamental Change Repurchase Date”) specified by the Company that is not less than 60 Business Days following the date of the Fundamental Change Company Notice at a repurchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to, but excluding, the Fundamental Change Repurchase Date (the “Change of Control Repurchase Price”), unless the Fundamental Change Repurchase Date falls after a Regular Record Date but on or prior to the Interest Payment Date to which such Regular Record Date relates, in which case the Company shall instead pay the full amount of accrued and unpaid interest to Holders of record as of such Regular Record Date, and the Change of Control Repurchase Price shall be equal to 101% of the principal amount of Bonds to be repurchased pursuant to this Article 15.

(ii)           If a Listing Failure Event occurs at any time, each Holder shall have the right, at such Holders’ option, to require the Company to repurchase for cash all of such Holder’s Bonds, or any portion of the principal amount therefor that is equal to $1,000 or an integral multiple of $1,000, on the Fundamental Change Repurchase Date at a repurchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to, but excluding, the Fundamental Change Repurchase Date (the “Listing Failure Event Repurchase Price”), unless the Fundamental Change Repurchase Date falls after a Regular Record Date but on or prior to the Interest Payment Date to which such Regular Record Date relates, in which case the Company shall instead pay the full amount of accrued and unpaid interest to Holders of record as of such Regular Record Date, and the Listing Failure Event Repurchase Price shall be equal to 100% of the principal amount of Bonds to be repurchased pursuant to this Article 15.

(iii)          If a Tax Event occurs at any time, each Holder shall have the right, at such Holder’s option, to require the Company to repurchase (the “Tax Event Offer to Repurchase”) for cash all of such Holder’s Bonds, or any portion of the principal amount therefor that is equal to $1,000 or an integral multiple of $1,000, on the date (the “Tax Event Repurchase Date”) specified by the Company that is not less than 20 Business Days following the date of the Tax Event Company Notice at a repurchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to, but excluding, the Tax Event Date (the “Tax Event Repurchase Price”), unless the Tax Event Repurchase Date falls after a Regular Record Date but on or prior to the Interest Payment Date to which such Regular Record Date relates, in which case the Company shall instead pay the full amount of accrued and unpaid interest to Holders of record as of such Regular Record Date, and the Tax Event Repurchase Price shall be equal to 100% of the principal amount of Bonds to be repurchased pursuant to this Article 15.  A “Tax Event” shall be deemed to have occurred if, at any time after the Bonds are originally issued,  (x) the Company reasonably determines that:

(A)          as a result of (I) any change in or amendment to the laws or treaties (or any regulations or rulings promulgated thereunder) of any Taxing Jurisdiction, or (II) any change in the official position regarding the application or interpretation of such laws, treaties, regulations or rulings by any legislative body, court, governmental agency or regulatory authority, which change or amendment becomes effective on or after (1) January 30, 2018, in the case of the Cayman Islands or Switzerland, or (2) the date such jurisdiction becomes a Taxing Jurisdiction, in the case of any other Taxing Jurisdiction, the Company, the Guarantor or such successor, as applicable, have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts pursuant to Section 4.11 with respect to any Bonds; or

(B)          on or after (I) January 30, 2018, in the case of the Cayman Islands or Switzerland, or (II) the date such jurisdiction becomes a Taxing Jurisdiction, in the case of any other Taxing Jurisdiction, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in any Taxing Jurisdiction, including any of those actions specified in Section 15.01(a)(iii)(A), whether or not such action was taken or such decision was rendered with respect to the Company, the Guarantor or such successor, as applicable, or any change, amendment, application or interpretation will be officially proposed, which, in any such case, in an Opinion of Counsel, will result in the Company, the Guarantor or the successor, as applicable, becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Bonds, and, in any such case, the Company or the Guarantor, as applicable, in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to the Company or the Guarantor;

and (y) the Company provides notice (a “Tax Event Company Notice”) to all Holders of Bonds and the Trustee and the Paying Agent (in the case of a Paying Agent other than the Trustee) no less than 20, and no more than 60, days prior to the earliest date on which the Company or the Guarantor would be obliged to withhold tax resulting from the amendment or change described in clause (A) or (B) were a payment in respect of the Bonds then due that it is designating such amendment or change as a Tax Event .

(b)           Repurchases of Bonds under this Section 15.01 shall be made, at the option of the Holder thereof, upon:

(i)            delivery to the Paying Agent by a Holder of a duly completed notice (the “Repurchase Notice”) in the form set forth in Attachment 2 to the Form of Bond attached hereto as Exhibit A, if the Bonds are Physical Bonds, or in compliance with the Depositary’s procedures for surrendering interests in Global Bonds if the Bonds are Global Bonds, in each case on or before the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date or the Tax Event Repurchase Date, as applicable; and

(ii)           delivery of the Bonds, if the Bonds are Physical Bonds, to the Paying Agent at any time after delivery of the Repurchase Notice (together with all necessary endorsements for transfer) at the Corporate Trust Office of the Paying Agent, or book-entry transfer of the Bonds, if the Bonds are Global Bonds, in compliance with the procedures of the Depositary, in each case such delivery being a condition to receipt by the Holder of the Tax

Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price, as applicable, therefor.

The Repurchase Notice in respect of any Bonds to be repurchased shall state:

(iii)          in the case of Physical Bonds, the certificate numbers of the Bonds to be delivered for repurchase;

(iv)          the portion of the principal amount of Bonds to be repurchased, which must be $1,000 or an integral multiple thereof; and

(v)           that the Bonds are to be repurchased by the Company pursuant to the applicable provisions of the Bonds and this Indenture;

provided, however, that if the Bonds are Global Bonds, the Repurchase Notice must comply with appropriate Depositary procedures.

Notwithstanding anything herein to the contrary, any Holder delivering to the Paying Agent the Repurchase Notice contemplated by this Section 15.01 shall have the right to withdraw, in whole or in part, such Repurchase Notice at any time prior to the close of business on the Business Day immediately preceding the Tax Event Repurchase Date or Fundamental Change Repurchase Date, as applicable, by delivery of a written notice of withdrawal to the Paying Agent in accordance with Section 15.02.

The Paying Agent shall promptly notify the Company of the receipt by it of any Repurchase Notice or written notice of withdrawal thereof.

Notwithstanding anything herein to the contrary, if a Holder does not elect to exchange, or cause repurchase of, its Bonds following a Tax Event, neither the Guarantor nor the Company will be required to pay Additional Amounts with respect to payments made in respect of such Bonds following the Tax Event Repurchase Date, and all subsequent payments in respect of such Bonds will be reduced by any tax required to be withheld or deducted under the laws of a relevant Taxing Jurisdiction. The obligation to pay Additional Amounts to any such Holder for payments made on or in periods prior to the Tax Event Repurchase Date shall remain subject to the exceptions set forth under Section 4.11.

(c)           The Company shall provide the following notices to all Holders of Bonds and the Trustee and the Paying Agent (in the case of a Paying Agent other than the Trustee).

(i)            On or before the 20th calendar day after the occurrence of the effective date of a Fundamental Change, notice (the “Fundamental Change Company Notice”) of the occurrence of the effective date of the Fundamental Change and of the resulting repurchase right at the option of the Holders arising as a result thereof.  In the case of Physical Bonds, such notice shall be by first class mail or, in the case of Global Bonds, such notice shall be delivered in accordance with the applicable procedures of the Depositary. Simultaneously with providing such notice, the Company or the Guarantor shall publish a notice containing the information set forth in the Fundamental Change Company Notice in a newspaper of general circulation in The City of New York or issue a press release containing such information. Each Fundamental Change Company Notice shall specify:

(A)          the events causing the Fundamental Change;

(B)          the date of the Fundamental Change;

(C)          the last date on which a Holder may exercise the repurchase right pursuant to this Article 15;

(D)          the Change of Control Repurchase Price or Listing Failure Event Repurchase Price, as applicable;

(E)           the Fundamental Change Repurchase Date;

(F)           the name and address of the Paying Agent and the Exchange Agent, if applicable;

(G)          the Exchange Rate and, if applicable, any adjustments to the Exchange Rate;

(H)          that the Bonds with respect to which a Repurchase Notice has been delivered by a Holder may be exchanged only if the Holder withdraws the Repurchase Notice in accordance with the terms of this Indenture; and

(I)            the procedures that Holders must follow to require the Company to repurchase their Bonds.

(ii)           Any Tax Event Company Notice shall include notice of the occurrence of the related Tax Event and of the resulting repurchase right at the option of the Holders arising as a result thereof. In the case of Physical Bonds, such notice shall be by first class mail or, in the case of Global Bonds, such notice shall be delivered in accordance with the applicable procedures of the Depositary. Simultaneously with providing any Tax Event Company Notice, the Company or the Guarantor shall publish a notice containing the information set forth in the Tax Event Company Notice in a newspaper of general circulation in The City of New York or issue a press release containing such information.  Each Tax Event Company Notice shall specify:

(A)          the events causing the Tax Event;

(B)          the date of the Tax Event;

(C)          the last date on which a Holder may exercise the repurchase right pursuant to this Article 15;

(D)          the Tax Event Repurchase Price;

(E)           the Tax Event Repurchase Date;

(F)           the name and address of the Paying Agent and the Exchange Agent, if applicable;

(G)          the Exchange Rate and, if applicable, any adjustments to the Exchange Rate;

(H)          that the Bonds with respect to which a Repurchase Notice has been delivered by a Holder may be exchanged only if the Holder withdraws the Repurchase Notice in accordance with the terms of this Indenture;

(I)            the impact of such Tax Event on the Company’s obligation to pay Additional Amounts; and

(J)            the procedures that Holders must follow to require the Company to repurchase their Bonds.

No failure of the Company to give the foregoing notices and no defect therein shall limit the Holders’ repurchase rights or affect the validity of the proceedings for the repurchase of the Bonds pursuant to this Section 15.01.

At the Company’s written request, the Trustee shall give such notice in the Company’s name and at the Company’s expense; provided, however, that, in all cases, the text of such Fundamental Change Company Notice or Tax Event Company Notice, as applicable, shall be prepared by the Company.

(d)           Notwithstanding the foregoing, no Bonds may be repurchased by the Company on any date at the option of the Holders upon a Fundamental Change, and the Company may not exercise its right to designate a Tax Event, if the principal amount of the Bonds has been accelerated, and such acceleration has not been rescinded, on or prior to such date (except in the case of an acceleration resulting from a Default by the Company in the payment of the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price, as applicable, with respect to such Bonds). The Paying Agent will promptly return to the respective Holders thereof any Physical Bonds held by it during the acceleration of the Bonds (except in the case of an acceleration resulting from a Default by the Company in the payment of the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price, as applicable, with respect to such Bonds), or any instructions for book-entry transfer of the Bonds in compliance with the procedures of the Depositary shall be deemed to have been cancelled, and, upon such return or cancellation, as the case may be, the Repurchase Notice with respect thereto shall be deemed to have been withdrawn.

Section 15.02       Withdrawal of Repurchase Notice.  A Repurchase Notice may be withdrawn (in whole or in part) by means of a written notice of withdrawal delivered to the Corporate Trust Office of the Paying Agent in accordance with this Section 15.02 at any time prior to the close of business on the Business Day immediately preceding the Tax Event Repurchase Date or Fundamental Change Repurchase Date, as applicable, specifying:

(a)           the principal amount of the Bonds with respect to which such notice of withdrawal is being submitted,

(b)           if Physical Bonds have been issued, the certificate number of the Bond in respect of which such notice of withdrawal is being submitted, and

(c)           the principal amount, if any, of such Bond that remains subject to the original Repurchase Notice, which portion must be in principal amounts of $1,000 or an integral multiple of $1,000;

provided, however, that if the Bonds are Global Bonds, the notice must comply with appropriate procedures of the Depositary.

Section 15.03       Deposit of Tax Event Repurchase Price, Change of Control Repurchase Price and Listing Failure Event Repurchase Price.

(a)           The Company will deposit with the Trustee (or other Paying Agent appointed by the Company, or if the Company is acting as its own Paying Agent, set aside, segregate and hold in trust as provided in Section 4.04) on or prior to 11:00 a.m., New York City time, on the Tax Event Repurchase Date or Fundamental Change Repurchase Date, as applicable, an amount of money sufficient to repurchase all of the Bonds to be repurchased at the appropriate Tax Event Repurchase Price, Change of Control Repurchase Price or Listing Failure Event Repurchase Price, as applicable. Subject to receipt of funds and/or Bonds by the Trustee (or other Paying Agent appointed by the Company), payment for Bonds surrendered for repurchase (and not withdrawn prior to the close of business on the Business Day immediately preceding the Tax Event Repurchase Date or Fundamental Change Repurchase Date, as applicable) will be made on the later of (i) the Tax Event Repurchase Date or Fundamental Change Repurchase Date (provided the Holder has satisfied the conditions in Section 15.01), as a applicable, and (ii) the time of book-entry transfer or the delivery of such Bond to the Trustee (or other Paying Agent appointed by the Company) by the Holder thereof in the manner required by Section 15.01 by mailing checks for the amount payable to the Holders of such Bonds entitled thereto as they shall appear in the Bond Register; provided, however, that payments to the Depositary shall be made by wire transfer of immediately available funds to the account of the Depositary or its nominee. The Trustee shall, promptly after such payment and upon written demand by the Company, return to the Company any funds in excess of the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price, as applicable.

(b)           If by 11:00 a.m. New York City time, on the Tax Event Repurchase Date or Fundamental Change Repurchase Date, as applicable, the Trustee (or other Paying Agent appointed by the Company) holds money sufficient to make payment on all the Bonds or portions thereof that are to be repurchased on such Tax Event Repurchase Date or Fundamental Change Repurchase Date, as applicable, then, with respect to the Bonds that have been properly surrendered for repurchase and have not been validly withdrawn, (i) such Bonds will cease to be outstanding, (ii) interest will cease to accrue on such Bonds (whether or not book-entry transfer of the Bonds has been made or the Bonds have been delivered to the Trustee or Paying Agent) and (iii) all other rights of the Holders of such Bonds will terminate (other than the right to receive the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price, as applicable, and, if applicable, accrued and unpaid interest).

(c)           Upon surrender of a Bond that is to be repurchased in part pursuant to Section 15.01, the Company shall execute and the Trustee shall authenticate and deliver to the Holder a new Bond in an authorized denomination equal in principal amount to the unrepurchased portion of the Bond surrendered.

Section 15.04       Covenant to Comply with Applicable Laws Upon Repurchase of Bonds.

(a)           In connection with any repurchase offer pursuant to a Repurchase Notice, the Company and the Guarantor will, if required:

(i)            comply with the provisions of the tender offer rules under the Exchange Act that may then be applicable; and

(ii)           file a Schedule TO or any other required schedule under the Exchange Act,

in each case, so as to permit the rights and obligations under this Article 15 to be exercised in the time and in the manner specified in this Article 15.

(b)           Notwithstanding anything to the contrary in this Indenture, to the extent that, as a result of any change in any federal or state securities laws or other applicable laws or regulations, compliance with this Article 15 would result in a violation of any such federal or state securities law or other applicable laws or regulations, the Company will comply with its obligations to offer to repurchase the Bonds upon a Tax Event or Fundamental Change in a manner that also complies with the applicable securities laws and regulations and will not be deemed to have breached its obligations as set forth in this Article 15 by virtue of such conflict.

ARTICLE 16
No Optional Redemption

Section 16.01       No Optional Redemption.

The Bonds will not be subject to redemption at the option of the Company.

ARTICLE 17
Miscellaneous Provisions

Section 17.01       Provisions Binding on Company’s and Guarantor’s Successors.  Subject to Article 11, all the covenants, stipulations, promises and agreements of the Company and the Guarantor contained in this Indenture shall bind their respective successors and assigns whether so expressed or not.

Section 17.02       Official Acts by Successor Person.  Any act or proceeding by any provision of this Indenture authorized or required to be done or performed by any board, committee or Officer of the Company or Guarantor shall and may be done and performed with like force and effect by the like board, committee or officer of any corporation or other entity that shall at the time be the lawful sole successor of the Company or the Guarantor, as applicable.

Section 17.03       Addresses for Notices, Etc.  Any notice or communication to the Company, the Guarantor or the Trustee shall be sufficiently given if in writing in English and delivered in person or mailed by certified or registered mail (return receipt requested), e-mail in PDF format, facsimile, or overnight courier guaranteeing next day delivery, addressed as follows:

If to the Company or the Guarantor:

Transocean Inc.

70 Harbour Drive

P.O. Box 10342

Grand Cayman, Cayman Islands KY1-1003

Attention:  Chief Financial Officer

If to the Trustee:

Computershare Trust Company, N.A.

8742 Lucent Boulevard, Suite 225

Highlands Ranch, Colorado  80129

Attention: Corporate Trust Office

and

Computershare Trust Company of Canada

1500 Robert-Bourassa Boulevard, 7th Floor

Montreal, Quebec H3A 3S8

Attention: Corporate Trust Office

The Company, the Guarantor or the Trustee by notice to the others may designate additional or different addresses for subsequent notices or communications.

The Trustee agrees to accept and act upon instructions or directions pursuant to this Indenture sent by unsecured e-mail in PDF format, facsimile transmission or other similar unsecured electronic methods; provided, however, that the Trustee shall have received an incumbency certificate listing persons designated to give such instructions or directions and containing specimen signatures of such designated persons, which such incumbency certificate shall be amended and replaced whenever a person is to be added or deleted from the listing. If the Company or the Guarantor elects to give the Trustee e-mail in PDF format or facsimile instructions (or instructions by a similar electronic method) and the Trustee in its reasonable discretion elects to act upon such instructions, the Trustee’s reasonable understanding of such instructions shall be deemed controlling. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reasonable reliance upon and compliance with such instructions notwithstanding such instructions conflict or are inconsistent with a subsequent written instruction. Each of the Company and the Guarantor agrees to assume all risks arising out of incidents of actual use by the Company and the Guarantor of such electronic methods to submit instructions and directions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions and the risk of interception by third parties.

All notices and communications described above shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; when sent, if by e-mail in PDF format; when receipt acknowledged, if faxed; and the next Business Day after timely delivery to the courier, if sent by overnight courier guaranteeing next day delivery.

Any notice or communication delivered or to be delivered to a Holder of Physical Bonds shall be mailed to it by first class mail, postage prepaid, at its address as it appears on the Bond Register and shall be sufficiently given to it if so mailed within the time prescribed. Any notice or communication delivered or to be delivered to a Holder of Global Bonds shall be delivered in accordance with the applicable procedures of the Depositary and shall be sufficiently given to it if so delivered within the time prescribed.

Failure to mail or deliver a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed or delivered, as the case may be, in the manner provided above, it is duly given, whether or not the addressee receives it.

Section 17.04       Governing Law; Jurisdiction. THIS INDENTURE, THE GUARANTEE AND EACH BOND SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO ANY CONFLICTS OF LAWS PROVISIONS THEREOF THAT WOULD APPLY THE LAWS OF ANOTHER JURISDICTION).

By the execution and delivery of this Indenture, each of the Company and the Guarantor (i) irrevocably designates and appoints, and acknowledges that it has irrevocably designated and appointed, Transocean Inc., 4 Greenway Plaza, Houston, Texas 77046 as its authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Bonds, the Guarantee or this Indenture that may be instituted in any United States federal or New York state court in The City of New York or brought under federal or state securities laws or brought by the Trustee (whether in its individual capacity or in its capacity as Trustee hereunder) or, subject to Section 6.05, any Holder in any United States federal or New York state court in The City of New York, (ii) submits to the non-exclusive jurisdiction of any such court in any such suit, action or proceeding, and (iii) agrees that service of process upon the Company and written notice of said service to the Company (mailed or delivered to its Secretary at its principal office specified in Section 17.03), shall be deemed in every respect effective service of process upon the Company in any such suit, action or proceeding.  The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Company in full force and effect so long as any of the Bonds shall be outstanding or any amounts shall be payable in respect of any Bonds.

Each of the Company and the Guarantor irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such action, suit or proceeding in any such court or any appellate court with respect thereto and irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of any such action, suit or proceeding in any such court.

To the extent that the Company or the Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each of them hereby irrevocably waives such immunity in respect of its obligations under this Indenture, the Bonds and the Guarantee, to the extent permitted by law.

Section 17.05       Evidence of Compliance with Conditions Precedent; Certificates and Opinions of Counsel to Trustee.  Upon any application or demand by the Company to the Trustee to take any action under any of the provisions of this Indenture, the Company shall, if requested by the Trustee, furnish to the Trustee an Officers’ Certificate and Opinion of Counsel stating that such action is permitted by the terms of this Indenture.

Each Officers’ Certificate and Opinion of Counsel provided for, by or on behalf of the Company in this Indenture and delivered to the Trustee with respect to compliance with this Indenture (other than the Officers’ Certificates provided for in Section 4.09) shall include (i) a statement that the person signing such Officers’ Certificate or Opinion of Counsel is familiar with the requested action and this Indenture; (ii) a brief statement as to the nature and scope of the examination or investigation upon which the statement contained in such Officers’ Certificate or Opinion of Counsel is based; (iii) a statement that, in the judgment of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed judgment as to whether or not such action is permitted by this Indenture; and (iv) a statement as to whether or not, in the judgment of such person, such action is permitted by this Indenture.

Notwithstanding anything to the contrary in this Section 17.05, if any provision in this Indenture specifically provides that the Trustee shall or may receive an Opinion of Counsel in connection with any action to be taken by the Trustee or the Company hereunder, the Trustee shall be entitled to, or entitled to request, such Opinion of Counsel.

Section 17.06       Legal Holidays.  In any case where any Interest Payment Date, any Tax Event Repurchase Date, any Fundamental Change Repurchase Date or the Maturity Date is not a Business Day, then any action to be taken on such date need not be taken on such date, but may be taken on the next succeeding Business Day with the same force and effect as if taken on such date, and no interest shall accrue in respect of the delay.

Section 17.07       No Security Interest Created.  Nothing in this Indenture or in the Bonds, expressed or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation, as now or hereafter enacted and in effect, in any jurisdiction.

Section 17.08       Benefits of Indenture.  Nothing in this Indenture or in the Bonds, expressed or implied, shall give to any Person, other than the Holders, the parties hereto, any Paying Agent, any Exchange Agent, any authenticating agent, any Bond Registrar and their successors hereunder, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 17.09       Table of Contents, Headings, Etc.  The table of contents and the titles and headings of the articles and sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 17.10       Authenticating Agent.  The Trustee may appoint an authenticating agent that shall be authorized to act on its behalf and subject to its direction in the authentication and delivery of Bonds in connection with the original issuance thereof and transfers and exchanges of Bonds hereunder, including under Section 2.04, Section 2.05, Section 2.06, Section 2.07, Section 10.04 and Section 15.03 as fully to all intents and purposes as though the authenticating agent had been expressly authorized by this Indenture and those Sections to authenticate and deliver Bonds. For all purposes of this Indenture, the authentication and delivery of Bonds by the authenticating agent shall be deemed to be authentication and delivery of such Bonds “by the Trustee” and a certificate of authentication executed on behalf of the Trustee by an authenticating agent shall be deemed to satisfy any requirement hereunder or in the Bonds for the Trustee’s certificate of authentication. Such authenticating agent shall at all times be a Person eligible to serve as trustee hereunder pursuant to Section 7.08.

Any corporation or other entity into which any authenticating agent may be merged or converted or with which it may be consolidated, or any corporation or other entity resulting from any merger, consolidation or conversion to which any authenticating agent shall be a party, or any corporation or other entity succeeding to the corporate trust business of any authenticating agent, shall be the successor of the authenticating agent hereunder, if such successor corporation or other entity is otherwise eligible under this Section 7.10, without the execution or filing of any paper or any further act on the part of the parties hereto or the authenticating agent or such successor corporation or other entity.

Any authenticating agent may at any time resign by giving written notice of resignation to the Trustee and to the Company. The Trustee may at any time terminate the agency of any authenticating agent by giving written notice of termination to such authenticating agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time any authenticating agent shall cease to be eligible under this Section, the Trustee may appoint a successor authenticating agent (which may be the Trustee), shall give written notice of such appointment to the Company and shall deliver notice of such appointment to all Holders.

The Company agrees to pay to the authenticating agent from time to time reasonable compensation for its services although the Company may terminate the authenticating agent, if it determines such agent’s fees to be unreasonable.

The provisions of Section 7.02, Section 7.03, Section 7.04, Section 8.03 and this Section 17.10 shall be applicable to any authenticating agent.

If an authenticating agent is appointed pursuant to this Section 17.10, the Bonds may have endorsed thereon, in addition to the Trustee’s certificate of authentication, an alternative certificate of authentication in the following form:

,

as Authenticating Agent, certifies that this is one of the Bonds described in the within-named Indenture.

By:
Authorized Signatory

Section 17.11       Execution in Counterparts.  This Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

Section 17.12       Severability.  In the event any provision of this Indenture or in the Bonds shall be invalid, illegal or unenforceable, then (to the extent permitted by law) the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired.

Section 17.13       Waiver of Jury Trial.  EACH OF THE COMPANY, THE GUARANTOR AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE GUARANTEE, THE BONDS OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 17.14       Force Majeure.  In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts that are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 17.15       Calculations.  Except as otherwise provided herein, the Guarantor shall be responsible for making all calculations called for under the Bonds. These calculations include, but are not limited to, determinations of the Last Reported Sale Prices of the Guarantor Shares, accrued interest payable on the Bonds, the Tax Event Repurchase Price, the Change of Control Repurchase Price, the Listing Failure Event Repurchase Price, and the Exchange Rate of the Bonds. The Guarantor shall make all these calculations in good faith and, absent manifest error, the Guarantor’s calculations shall be final and binding on Holders of Bonds. The Guarantor shall provide a schedule of its calculations to each of the Trustee and the Exchange Agent, and each of the Trustee and Exchange Agent is entitled to rely conclusively upon the accuracy of the Guarantor’s calculations without independent verification. The Trustee will forward the Guarantor’s calculations to any Holder of Bonds upon the request of that Holder at the sole cost and expense of the Guarantor.

Section 17.16       USA PATRIOT Act.  In order to comply with the laws, rules, regulations and executive orders in effect from time to time applicable to banking institutions, including, without limitation, those relating to the funding of terrorist activities and money laundering, including Section 326 of the USA PATRIOT Act of the United States (“Applicable Law”), the Trustee is required to obtain, verify, record and update certain information relating to individuals and entities which maintain a business relationship with the Trustee. Accordingly, each of the parties agree to provide to the Trustee, upon their request from time to time such identifying information and documentation as may be available for such party in order to enable the Trustee to comply with Applicable Law.

Section 17.17       Trust Indenture Act Controls. If any provision of the Indenture limits, qualifies, or conflicts with another provision that is required to be included in the Indenture by the Trust Indenture Act, the required provision shall control.

Remainder of page intentionally left blank

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the date first written above.

TRANSOCEAN INC., as Issuer

By:	/s/ C. Stephen McFadin
Name:	C. Stephen McFadin
Title:	President

TRANSOCEAN LTD., as Guarantor

By:	/s/ Stephen Hayes
Name:	Stephen Hayes
Title:	Sr. Vice President — Tax and Asset Management

COMPUTERSHARE TRUST COMPANY, N.A., as Co-Trustee

By:	/s/ Robert H. Major
Name:	Robert H. Major
Title:	Vice President

COMPUTERSHARE TRUST COMPANY OF CANADA, as Co-Trustee

By:	/s/ Sophie Brault
Name:	Sophie Brault
Title:	Manager

By:	/s/ Carl Blanchette
Name:	Carl Blanchette
Title:	Corporate Trust Officer

EXHIBIT A

[FORM OF FACE OF BOND]

[INCLUDE FOLLOWING LEGEND IF A GLOBAL BOND]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREUNDER IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN. TRANSFERS OF THIS SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF.]

[INCLUDE THE FOLLOWING LEGEND IF A RESTRICTED SECURITY]

[THIS SECURITY AND THE GUARANTOR SHARES ISSUABLE UPON EXCHANGE OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY, THE GUARANTOR SHARES, IF ANY, ISSUABLE UPON EXCHANGE OF THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN OR THEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A NON-U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT AND IN ACCORDANCE WITH THE LAWS APPLICABLE TO SUCH PURCHASER IN THE JURISDICTION IN WHICH SUCH PURCHASE IS MADE OR (B) IT IS AN “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE SECURITIES ACT, AS AMENDED, AND (2) AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE EXPIRATION OF THE APPLICABLE HOLDING PERIOD WITH RESPECT TO RESTRICTED SECURITIES SET FORTH IN RULE 144

UNDER THE SECURITIES ACT ONLY (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT IN ACCORDANCE WITH THE LAWS APPLICABLE TO SUCH PURCHASER IN THE JURISDICTION IN WHICH SUCH PURCHASE IS MADE, (C) TO AN “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE SECURITIES ACT, (D) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S, THE TRUSTEE’S AND THE TRANSFER AGENT’S, AS APPLICABLE, RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (B), (C) OR (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM, AND IN EACH OF THE FOREGOING CASES, A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS SECURITY IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE TRUSTEE.

THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED THAT EITHER (1) NO PORTION OF THE ASSETS USED BY SUCH HOLDER TO ACQUIRE OR HOLD THIS SECURITY CONSTITUTES THE ASSETS OF AN EMPLOYEE BENEFIT PLAN THAT IS SUBJECT TO TITLE I OF THE U.S. EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), OF A PLAN, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER ARRANGEMENT THAT IS SUBJECT TO SECTION 4975 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”) OR PROVISIONS UNDER ANY OTHER FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SIMILAR TO SUCH PROVISIONS OF ERISA OR THE CODE (“SIMILAR LAWS”), OR OF AN ENTITY WHOSE UNDERLYING ASSETS ARE CONSIDERED TO INCLUDE “PLAN ASSETS” OF ANY SUCH PLAN, ACCOUNT OR ARRANGEMENT, OR (2) (A) THE ACQUISITION AND HOLDING OF THIS SECURITY WILL NOT CONSTITUTE A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR A SIMILAR VIOLATION UNDER ANY APPLICABLE SIMILAR LAWS AND (B) NEITHER WE NOR ANY OF OUR AFFILIATES HAVE PROVIDED ANY ADVICE WITH RESPECT TO THE DECISION BY OR ON BEHALF OF SUCH PLAN OR PLANS TO INVEST, ACQUIRE, HOLD, SELL, EXCHANGE, VOTE, OR PROVIDE ANY CONSENT WITH RESPECT TO THE BONDS OR EXERCISE OF ANY RIGHTS WITH RESPECT TO THIS SECURITY, AND NEITHER WE NOR ANY OF OUR AFFILIATES SHALL AT ANY TIME BE RELIED UPON AS SUCH PLAN OR PLANS’ FIDUCIARY WITH RESPECT TO ANY SUCH DECISION BY OR ON BEHALF OF SUCH PLAN OR PLANS TO INVEST, ACQUIRE, HOLD, SELL, EXCHANGE, VOTE, OR PROVIDE ANY CONSENT WITH RESPECT TO THE BONDS OR EXERCISE OF ANY RIGHTS WITH RESPECT TO THIS SECURITY.]

TRANSOCEAN INC.

0.5% Exchangeable Senior Bond due 2023

No. [ ]	[Initially] $[•]

CUSIP No. [ ]

Transocean Inc., a Cayman Islands exempted company (the “Company,” which term includes any successor corporation or other entity under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to CEDE & CO., or registered assigns, the principal sum of $[•] or such greater or lesser amount as set forth in the “Schedule of Transfers and Exchanges of Bonds” attached hereto, on January 30, 2023, and interest thereon as set forth below.

This Bond shall bear interest at the rate of 0.5% per year from January 30, 2018, or from the most recent date to which interest had been paid or provided for to, but excluding, the next scheduled Interest Payment Date until January 30, 2023. Interest is payable semi-annually in arrears on each January 30 and July 30, commencing on July 30, 2018, to Holders of record at the close of business on the preceding January 15 and July 15 (whether or not such day is a Business Day), respectively. Accrued interest on this Bond shall be computed on the basis of a 360-day year composed of twelve 30-day months and, for partial months, on the basis of actual days elapsed over a 30-day month. If any Interest Payment Date, any Tax Event Repurchase Date, any Fundamental Change Repurchase Date or the Maturity Date is not a Business Day, then any action to be taken on such date need not be taken on such date, but may be taken on the next succeeding Business Day with the same force and effect as if taken on such date, and no interest shall accrue in respect of the delay.

Any Defaulted Amounts shall accrue interest per annum at the rate of 3% per annum, subject to the enforceability thereof under applicable law, from, and including, the relevant payment date to, but excluding, the date on which such Defaulted Amounts shall have been paid by the Company, at its election, in accordance with Section 2.03(c) of the Indenture.

The Company shall pay the principal of and interest on this Bond, if and so long as such Bond is a Global Bond, in immediately available funds to the Depositary or its nominee, as the case may be, as the registered Holder of such Bond. As provided in and subject to the provisions of the Indenture, the Company shall pay the principal of any Bonds (other than Bonds that are Global Bonds) at the office or agency designated by the Company for that purpose. The Company has initially designated Computershare Trust Company, N.A. as its Paying Agent and Bond Registrar in respect of the Bonds and its Corporate Trust Office, as a place where Bonds may be presented for payment or for registration of transfer and exchange.

Reference is made to the further provisions of this Bond set forth on the reverse hereof, including, without limitation, provisions giving the Holder of this Bond the right to exchange this Bond into Guarantor Shares, on the terms and subject to the limitations set forth in the Indenture.

Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

THIS BOND SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO ANY CONFLICTS OF LAWS PROVISIONS THEREOF THAT WOULD APPLY THE LAWS OF ANOTHER JURISDICTION).

In the case of any conflict between this Bond and the Indenture, the provisions of the Indenture shall control and govern to the extent of such conflict.

This Bond shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed manually or by facsimile by the Trustee or a duly authorized authenticating agent under the Indenture.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company has caused this Bond to be duly executed.

TRANSOCEAN INC., as Issuer

By:
Name:
Title:

Dated:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

COMPUTERSHARE TRUST COMPANY, N.A.

as Co-Trustee, certifies that this is one of the Bonds described in the within-named Indenture.

By:
Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

as Co-Trustee, certifies that this is one of the Bonds described in the within-named Indenture.

By:
Authorized Signatory

By:
Authorized Signatory

[FORM OF REVERSE OF BOND]

TRANSOCEAN INC.
0.5% Exchangeable Senior Bond due 2023

This Bond is one of a duly authorized issue of Bonds of the Company, designated as its 0.5% Exchangeable Senior Bonds due 2023 (the “Bonds”), initially limited to the aggregate principal amount of $853,804,000, all issued or to be issued under and pursuant to an Indenture dated as of January 30, 2018 (the “Indenture”), among the Company, the Guarantor and Computershare Trust Company, N.A. and Computershare Trust Company of Canada (each a “Co-Trustee” and, together, the “Trustee”), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company, the Guarantor and the Holders of the Bonds. Additional Bonds may be issued in an unlimited aggregate principal amount, subject to certain conditions specified in the Indenture. Capitalized terms used in this Bond and not defined in this Bond shall have the respective meanings set forth in the Indenture.

In case certain Events of Default shall have occurred and be continuing, the principal of, and interest on, all Bonds may be declared, by either the Trustee or Holders of at least 25% in aggregate principal amount of Bonds then outstanding, and upon said declaration shall become, due and payable, in the manner, with the effect and subject to the conditions and certain exceptions set forth in the Indenture.

Subject to the terms and conditions of the Indenture, the Company will make all payments and deliveries in respect of the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price, as applicable, on any Fundamental Change Repurchase Date, the Tax Event Repurchase Price on any Tax Event Repurchase Date and the principal amount on the Maturity Date, as the case may be, to the Holder who surrenders a Bond to a Paying Agent to collect such payments in respect of the Bond. The Company will pay cash amounts in money of the United States that at the time of payment is legal tender for payment of public and private debts.

The Indenture contains provisions permitting the Company, the Guarantor and the Trustee in certain circumstances, without the consent of the Holders of the Bonds, and in certain other circumstances, with the consent of the Holders of not less than a majority in aggregate principal amount of the Bonds at the time outstanding, evidenced as in the Indenture provided, to execute supplemental indentures modifying the terms of the Indenture and the Bonds as described therein. It is also provided in the Indenture that, subject to certain exceptions, the Holders of a majority in aggregate principal amount of the Bonds at the time outstanding may on behalf of the Holders of all of the Bonds waive any past Default or Event of Default under the Indenture and its consequences.

Each Holder shall have the right to receive payment or delivery, as the case may be, of (x) the principal (including the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price, if applicable) of, (y) accrued and unpaid interest, if any, on, and (z) the consideration due upon exchange of, this Bond at the place, at the respective times, at the rate and in the lawful money or, as the case may be, of Guarantor Shares as herein prescribed.

The Bonds are issuable in registered form without coupons in minimum denominations of $1,000 principal amount and integral multiples thereof. At the office or agency of the Company referred to on the face hereof, and in the manner and subject to the limitations provided in the Indenture, Bonds may be exchanged for a like aggregate principal amount of Bonds of other authorized denominations, without payment of any service charge by the exchanging Holder but, if required by the Company or Trustee, with payment of a sum sufficient to cover any documentary, stamp, stamp duty, stamp duty reserve tax or similar issue or transfer tax or similar governmental charge required by law or that may be imposed in connection therewith as a result of the name of the Holder of the new Bonds issued upon such exchange being different from the name of the Holder of the old Bonds surrendered for such exchange.

The Bonds are not subject to redemption at the option of the Company.

Upon the occurrence of a Tax Event or a Fundamental Change, the Holder has the right, at such Holder’s option, to require the Company to repurchase for cash all of such Holder’s Bonds or any portion thereof (in principal amounts of $1,000 or integral multiples thereof) on the Tax Event Repurchase Date or Fundamental Change Repurchase Date at a price equal to the Tax Event Repurchase Price, the Change of Control Repurchase Price or the Listing Failure Event Repurchase Price, as applicable.

Subject to the provisions of the Indenture, the Holder hereof has the right, at its option, during certain periods and upon the occurrence of certain conditions specified in the Indenture, prior to the close of business on the Business Day immediately preceding the Maturity Date, to exchange any Bonds or portion thereof that is $1,000 or an integral multiple thereof, into Guarantor Shares at the Exchange Rate specified in the Indenture, as adjusted from time to time as provided in the Indenture.

ABBREVIATIONS

The following abbreviations, when used in the inscription of the face of this Bond, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM = as tenants in common

UNIF GIFT MIN ACT = Uniform Gifts to Minors Act

CUST = Custodian

TEN ENT = as tenants by the entireties

JT TEN = joint tenants with right of survivorship and not as tenants in common

Additional abbreviations may also be used though not in the above list.

GUARANTEE

Transocean Ltd., a company organized under the laws of Switzerland, fully and unconditionally guarantees to the Holder of this Bond, upon the terms and subject to the conditions and limitations set forth in the Indenture referenced on the reverse hereof, the Guarantee Obligations (as defined in Section 13.01 of the Indenture), which include (i) the due and punctual payment of the principal of (including the Tax Event Repurchase Price, Change of Control Repurchase Price or Listing Failure Event Repurchase Price, as the case may be, pursuant to Article 15, as applicable, of the Indenture), premium, if any, interest, if any, on the 0.5% Senior Exchangeable Bonds due 2023 (the “Bonds”) of Transocean Inc., a Cayman Islands exempted company (the “Company”), and any Guarantor Shares, and any cash in lieu of fractional Guarantor Shares, due upon exchange of the Bonds in accordance with Article 14 of the Indenture, whether at the Maturity Date, upon acceleration,  upon repurchase in connection with a Tax Event or Fundamental Change or otherwise or upon exchange, interest on overdue principal, premium, if any, and (to the extent permitted by law) interest on any interest, if any, on the Bonds and all other obligations of the Company to the Holders or the Trustee under the Indenture or under the Bonds (including fees, expenses or other) all in accordance with the terms set forth in Article 13 of the Indenture and (ii) the full and punctual performance within applicable grace periods of all other obligations of the Company under this Indenture with respect to the Bonds. The obligations of the Guarantor to the Holders of the Bonds and to the Trustee pursuant to this Guarantee and the Indenture are expressly set forth in Article 13 of the Indenture and reference is hereby made to such Indenture for the precise terms of this Guarantee. Capitalized terms used herein have the same meanings given in the Indenture unless otherwise indicated. The Guarantor shall be obligated to pay Additional Amounts with respect to any withholding or deduction imposed on a payment by or on behalf of the Guarantor under or with respect to the Bonds or the Guarantee to the extent provided in Section 4.11 of the Indenture.

IN WITNESS WHEREOF, the Guarantor has caused this instrument to be duly executed.

Dated:

TRANSOCEAN LTD.

By:
Name:
Title:

SCHEDULE A(5)

SCHEDULE OF TRANSFERS AND EXCHANGES OF BONDS

TRANSOCEAN INC.
0.5% Exchangeable Senior Bonds due 2023

The initial principal amount of this Global Bond is UNITED STATES DOLLARS ($[•]). The following increases or decreases in this Global Bond have been made:

Date of transfer or exchange	Amount of decrease in principal amount of this Global Bond	Amount of increase in principal amount of this Global Bond	Principal amount of this Global Bond following such decrease or increase	Signature of authorized signatory of Trustee or Custodian

(5) Include if a global note.

ATTACHMENT 1

FORM OF NOTICE OF EXCHANGE

To: TRANSOCEAN INC.

COMPUTERSHARE TRUST COMPANY, N.A., as Exchange Agent

The undersigned registered owner of this Bond hereby exercises the option to exchange this Bond, or the portion hereof (that is $1,000 principal amount or an integral multiple thereof) below designated, for Guarantor Shares, in accordance with the terms of the Indenture referred to in this Bond, and directs that any Guarantor Shares issuable and deliverable upon such exchange, together with any cash for any fractional share, and any Bonds representing any unexchanged principal amount hereof, be issued and delivered to the registered Holder hereof unless a different name has been indicated below. If any Guarantor Shares or any portion of this Bond not exchanged are to be issued in the name of a Person other than the undersigned or the name of a Person on behalf of the undersigned, the undersigned will pay all documentary, stamp, stamp duty, stamp duty reserve tax or similar issue or transfer taxes, if any, in accordance with Section 14.02(d) and Section 14.02(e) of the Indenture. Any amount required to be paid to the undersigned on account of interest accompanies this Bond. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture.

Dated:

Signature(s)

Signature Guarantee

Signature(s) must be guaranteed by an eligible Guarantor Institution (banks, stock brokers, savings and loan associations and credit unions) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad-15 if Guarantor Shares are to be issued, or Bonds are to be delivered, other than to and in the name of the registered holder.

Fill in for registration of shares if to be issued, and Bonds if to be delivered, other than to and in the name of the registered holder:

(Name)

(Street Address)

(City, State and Zip Code)

Please print name and address

Principal amount to be exchanged (if less than all): $ ,000

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Bond in every particular without alteration or enlargement or any change whatever.

Social Security or Other Taxpayer

Identification Number

ATTACHMENT 2

FORM OF REPURCHASE NOTICE

To: TRANSOCEAN INC.

COMPUTERSHARE TRUST COMPANY, N.A., as Exchange Agent

The undersigned registered owner of this Bond hereby acknowledges receipt of a notice from or on behalf of Transocean Inc. (the “Company”) as to the occurrence of a Tax Event or Fundamental Change and specifying the Tax Event Repurchase Date or Fundamental Change Repurchase Date and requests and instructs the Company to pay to the registered holder hereof in accordance with Section 15.01 of the Indenture referred to in this Bond (1) the entire principal amount of this Bond, or the portion thereof (that is $1,000 principal amount or an integral multiple thereof) below designated, and (2) if such Tax Event Repurchase Date or Fundamental Change Repurchase Date does not fall during the period after a Regular Record Date and on or prior to the corresponding Interest Payment Date, accrued and unpaid interest, if any, thereon to, but excluding, such Tax Event Repurchase Date or Fundamental Change Repurchase Date. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture.

In the case of Physical Bonds, the certificate numbers of the Bonds to be repurchased are as set forth below:

Dated:

Signature(s)

Social Security or Other Taxpayer
Identification Number

Principal amount to be repaid (if less than all): $,000

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Bond in every particular without alteration or enlargement or any change whatever.

ATTACHMENT 3

FORM OF ASSIGNMENT AND TRANSFER

For value received hereby sell(s), assign(s) and transfer(s) unto (Please insert social security or Taxpayer Identification Number of assignee) the within Bond, and hereby irrevocably constitutes and appoints attorney to transfer the said Bond on the books of the Company, with full power of substitution in the premises.

In connection with any transfer of the within Bond occurring prior to the Resale Restriction Termination Date, as defined in the Indenture governing such Bond, the undersigned confirms that such Bond is being transferred:

☐            To Transocean Ltd., Transocean Inc. or a subsidiary thereof; or

☐            Pursuant to a registration statement that has become or been declared effective under the Securities Act of 1933, as amended (the “Securities Act”); or

☐            To a non-U.S. person pursuant to and in accordance with Regulation S under the Securities Act; or

☐            Pursuant to any other available exemption from the registration requirements of the Securities Act.

Dated:

Signature(s)

Signature Guarantee

Signature(s) must be guaranteed by an eligible Guarantor Institution (banks, stock brokers, savings and loan associations and credit unions) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission

Rule 17Ad-15 if Bonds are to be delivered, other than to and in the name of the registered holder.

NOTICE: The signature on the assignment must correspond with the name as written upon the face of the Bond in every particular without alteration or enlargement or any change whatever.

EXHIBIT 4.3

REGISTRATION RIGHTS AGREEMENT

between

Transocean Ltd.,

and

Transocean Inc.

and

The several Persons Listed on Schedule I hereto

Dated as of January 30, 2018

REGISTRATION RIGHTS AGREEMENT

Registration Rights Agreement, dated January 30, 2018 (this “Agreement”), between Transocean Ltd., a corporation incorporated under the laws of Switzerland (“Transocean”), and Transocean Inc., an exempted company incorporated under the laws of the Cayman Islands (“TINC”), on one hand, and the several persons listed on Schedule I hereto, on the other.

In consideration of the mutual covenants and agreements herein contained and other good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

Section 1.                                           Certain Definitions and Interpretations.

(a)                                 In this Agreement, the following terms shall have the meanings assigned below:

“Affiliate” means, with respect to any Person, any other Person that controls, or is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlling,” “controlled” and “under common control with”) as used with respect to any Person means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble and includes all amendments, modifications and supplements and any exhibits or schedules to any of the foregoing. All references to this Agreement shall refer to this Registration Rights Agreement as the same may be in effect at the time such reference becomes operative.

“beneficially own” means, with respect to any Person, securities of which such Person or any of such Person’s Affiliates, directly or indirectly, has “beneficial ownership” as determined pursuant to Rule 13d-3 and Rule 13d-5 of the Exchange Act, including securities beneficially owned by others with whom such Person or any of its Affiliates has agreed to act together for the purpose of acquiring, holding, voting or disposing of such securities; provided that a Person shall not be deemed to “beneficially own” (i) securities tendered pursuant to a tender or exchange offer made by such Person or any of such Person’s Affiliates until such tendered securities are accepted for payment, purchase or exchange, (ii) any security as a result of an oral or written agreement, arrangement or understanding to vote such security if such agreement, arrangement or understanding (1) arises solely from a revocable proxy given in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable provisions of the Exchange Act, and (2) is not also then reportable by such Person on Schedule 13D under the Exchange Act (or any comparable or successor report).

“Blackout Period” has the meaning set forth in Section 3(b).

“Company” means Transocean, with respect to any securities issued by Transocean, and TINC, with respect to any securities issued by TINC.  For the avoidance of doubt, with respect to the Exchangeable Bonds, “Company” means each of TINC, as issuer of the Exchangeable Bonds, and Transocean, as issuer of the related guarantee.

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“Demand Registration” has the meaning set forth in Section 2(b).

“End of Suspension Notice” has the meaning set forth in Section 3(a).

“Exchange” means the exchange of Exchangeable Bonds for outstanding indebtedness (plus accrued and unpaid interest) of Songa Offshore held by the Securityholders pursuant to the Private Exchange Agreements between TINC and each such Securityholder dated December 15, 2017.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Offer” means the exchange offer conducted by Transocean pursuant to the Transaction Agreement, dated as of August 13, 2017, among Transocean, TINC and Songa Offshore.

“Exchangeable Bonds” means the 0.5% Exchangeable Senior Bonds due 2023 to be issued by TINC, including the guarantee thereof by Transocean.

“Form S-3” means a registration statement on Form S-3 under the Securities Act or such successor forms thereto permitting registration of securities under the Securities Act.

“Governmental Authority” means any national, federal, state, municipal, local, territorial, domestic, foreign or other government or any department, commission, board, bureau, agency, regulatory authority or instrumentality thereof, or any court, judicial, administrative or arbitral body or public or private tribunal.

“Loan Exchange” means the exchange of Exchangeable Bonds for US$50 million (plus accrued unpaid interest) of outstanding indebtedness of Songa Offshore owed to Perestroika AS.

“Majority of the Securityholders” as of any date of determination means Securityholders beneficially owning a majority of the total number of Shares constituting Registrable Securities on such date of determination considering, for the purposes of this definition, all Exchangeable Bonds constituting Registrable Securities as having been converted on the relevant date of determination into the number of Shares into which such Bonds would be convertible as of such date.

“Marketed Underwritten Offering” means an Underwritten Offering in which the Company makes members of senior management of the Company available to participate in “road-show” and other customary marketing activities.

“Non-Marketed Underwritten Offering” means an Underwritten Offering that is not designated by Perestroika AS as a Marketed Underwritten Offering.

“Permitted Transfer Period” has the meaning set forth in Section 9(a).

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“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, incorporated organization, association, corporation, institution, public benefit corporation, Governmental Authority or any other entity.

“Piggyback Registration” has the meaning set forth in Section 2(c).

“Prospectus” means the prospectus or prospectuses (whether preliminary or final) included in any Registration Statement, as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus or prospectuses.

“Registrable Securities” means, at any time, (i) all Shares or Exchangeable Bonds (A) issued to any Securityholder in the Exchange or (B) with respect to Perestroika AS, owned by Perestroika AS, whether acquired in the Exchange, the Exchange Offer or the Loan Exchange or thereafter at any time prior to the first time when Perestroika AS no longer owns any Registrable Securities, (ii) all securities of the Company issued or issuable after the date hereof with respect to the Shares and Exchangeable Bonds referred to in clause (i) by way of stock dividend or stock split or in connection with a combination of stock, recapitalization, merger, consolidation or other reorganization or otherwise, and (iii) all securities issued by the issuer thereof in exchange for or in replacement of any securities referred to in clauses (i) and (ii), including all Shares issuable or issued upon exchange of Exchangeable Bonds that were Registrable Securities at the time of such exchange; provided that Registrable Securities shall not include any Shares, Exchangeable Bonds or other securities referred to in clauses (i), (ii) or (iii) that (1) have been sold pursuant to an effective registration statement or Rule 144 under the Securities Act or are eligible to be sold pursuant to Rule 144 under the Securities Act without regard to any limitations contained thereunder, no longer bear a restricted legend and, if requested by the holder thereof, have been transferred into the clearing system through which freely transferable securities of that class are primarily held, under the same securities identification number as such other securities (2) have been sold to someone other than a Securityholder in a transaction as a result of which a subsequent public distribution of such securities would not require registration under the Securities Act, no longer bear a restricted legend and, if requested by the holder thereof, have been transferred into the clearing system through which freely transferable securities of that class are primarily held, under the same securities identification number as such other securities (3) have been sold to someone other than a Securityholder in a transaction that was not permitted pursuant to Section 9, or (4) are not outstanding. To avoid doubt, all Shares issued upon exchange of Exchangeable Bonds will be issued under Section 3(a)(9) of the Securities Act and entitled to tacking under Rule 144 of the Securities Act to any holding period of the associated Exchangeable Bonds, in each case in accordance with public guidance previously issued by the SEC.

“Registration Expenses” has the meaning set forth in Section 5(a).

“Registration Statement” means any registration statement of the Company which covers any of the Registrable Securities pursuant to the provisions of this Agreement,

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including the Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all documents incorporated by reference in such Registration Statement.

“Resale Shelf Registration” has the meaning set forth in Section 2(a).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Shares” means the Shares, par value CHF 0.10 per share, of Transocean.

“Securityholder” means each Person listed on Schedule I hereto, and each of their direct and indirect transferees to the extent permitted under Section 9, so long as such Person remains the beneficial owner of Registrable Securities. As used in this Agreement, the term “Securityholder” means all Securityholders, collectively, unless the context otherwise requires.

“Securityholders’ Counsel” has the meaning set forth in Section 4(a)(i).

“Selling Securityholder” has the meaning set forth in Section 2(d).

“Songa Offshore” means Songa Offshore SE, a European public company organized under the laws of the Republic of Cyprus.

“Suspension Notice” has the meaning set forth in Section 3(a).

“Suspension Period” has the meaning set forth in Section 3(a).

“Termination Date” means the earlier of (i) the date on which the Private Exchange Agreements providing for the Exchange have been terminated pursuant to paragraph 8 thereof and (ii) the first date after the settlement of the Exchange on which there are no Registrable Securities or there are no Securityholders.

“Threshold Amount” means an amount of Registrable Securities that (based, in the case of Registrable Securities consisting of Shares, on then-current market prices and, in the case of Registrable Securities consisting of Exchangeable Bonds, on the principal amount thereof) has a value of US$75 million.

“TINC” has the meaning set forth in the Preamble.

“Transocean” has the meaning set forth in the Preamble.

“Underwritten Offering” means a registered offering by a Selling Securityholder of at least the Threshold Amount of Registrable Securities in which such Registrable Securities are sold to one or more underwriters on a firm-commitment basis for reoffering to the public (including in a “block trade”).

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(b)                                 In addition to the above definitions, unless the context requires otherwise:

(i)                                     any reference to any statute, regulation, rule or form as of any time shall mean such statute, regulation, rule or form as amended or modified and shall also include any successor statute, regulation, rule or form from time to time;

(ii)                                  “include,” “includes” and “including” shall be construed as inclusive without limitation, in each case notwithstanding the absence of any express statement to such effect, or the presence of such express statement in some contexts and not in others;

(iii)                               references to “Section” or the “Preamble” are references to Sections or the introductory paragraph of this Agreement, respectively;

(iv)                              references to any agreement or other document are to such agreement or document as amended, modified, supplemented or replaced from time to time;

(v)                                 words such as “herein,” “hereof,” “hereinafter” and “hereby” when used in this Agreement refer to this Agreement as a whole; and

(vi)                              references to “business day” mean a business day in the City of New York.

Section 2.                                           Registration.

(a)                                 Resale Shelf Registration.  Within ten (10) days following the settlement of the Exchange or, if the Exchange is settled during a Blackout Period, within three (3) days following the termination of such Blackout Period, the Company shall file a Registration Statement on Form S-3 with the SEC in accordance with and pursuant to Rule 415 under the Securities Act (or any successor rule then in effect) (a “Resale Shelf Registration”) registering the resale of Registrable Securities by each Securityholder, and, if such Resale Shelf Registration is not automatically effective upon filing, the Company shall use its reasonable best efforts to cause such Resale Shelf Registration to be declared effective under the Exchange Act as soon as practicable after filing. If permitted under the Securities Act, any such Resale Shelf Registration shall be one that is automatically effective upon filing.  The Company shall use reasonable best efforts to keep a Resale Shelf Registration effective with respect to any particular Registrable Securities for so long as (i) such securities continue to be Registrable Securities hereunder and (ii) the Company is eligible to register the sale of such Registrable Securities on Form S-3 (or any successor form thereto).

(b)                                 Demand Registration.

(i)                                     If, at any time and from time to time, no Registration Statement is available in respect of a Resale Shelf Registration of Registrable Securities as a result of the failure of the Company to be eligible to register the sale of Registrable Securities on Form S-3 (or any successor form thereto), one or more Securityholders may request registration for resale on Form S-1 (or any successor form thereto) of all or part of their respective Registrable Securities (a “Demand Registration”) representing in the aggregate at least the Threshold Amount. Upon such request, the Company (A) shall give written notice to all Securityholders of its intention to effect such a registration and, subject to Section 2(b)(iii),

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shall include in such Registration Statement all Registrable Securities with respect to which the Company has received a written request for inclusion therein from a Securityholder within ten (10) days after the Securityholders’ receipt of the Company’s notice and (B) shall use its reasonable best efforts to (1) file a Registration Statement registering for resale such number of Registrable Securities as requested to be so registered pursuant to this Section 2(b) within thirty (30) days after the Securityholder’s request therefor and (2) cause such Registration Statement to be declared effective by the SEC as soon as practical thereafter.  The Company, however, shall not be obligated to proceed with a Demand Registration if the offering to be effected pursuant to such registration can be effected pursuant to a Registration Statement on Form S-3 (or any successor form thereto) and the Company effects or has effected such offering through a Registration Statement on Form S-3 (or any successor form thereto).

(ii)                                  Upon the date of effectiveness of any Demand Registration, the Company shall use commercially reasonable efforts to keep the Registration Statement for such Demand Registration effective for a period equal to one-hundred twenty (120) days from such date or such shorter period which shall terminate when all of the Registrable Securities covered by such Demand Registration have been sold pursuant to such Demand Registration. If the Company shall withdraw any Demand Registration pursuant to Section 3 before such one-hundred twenty (120) days end and before all of the Registrable Securities covered by such Demand Registration have been sold pursuant thereto, the Securityholders shall be entitled to a replacement Demand Registration which shall be subject to all of the provisions of this Agreement. A Demand Registration shall not count against the limit on the number of such registrations set forth in Section 2(e) if (A) after the applicable Registration Statement has become effective, such Registration Statement or the related offer, sale or distribution of Registrable Securities thereunder becomes the subject of any stop order, injunction or other order or restriction imposed by the SEC or any other governmental agency or court for any reason not attributable to the Securityholders or their respective Affiliates (other than the Company and its controlled Affiliates) and such interference is not thereafter eliminated so as to permit the completion of the contemplated distribution of Registrable Securities or (B) in the case of an Underwritten Offering, the conditions specified in the related underwriting agreement, if any, are not satisfied or waived due to a breach by the Company of its covenants, representations or warranties therein, and as a result of any such circumstances described in clause (A) or (B), less than all of the Registrable Securities covered by the Registration Statement is sold by the applicable Securityholders pursuant to such Registration Statement.

(iii)                               The Company may include securities in any Demand Registration for any accounts on the terms provided below.  If the managing underwriters for such Demand Registration advise the Company and any Securityholders requesting such Demand Registration that in their opinion the number of securities proposed to be included in such offering exceeds the number of securities that can be sold in such offering without materially delaying or jeopardizing the success of the offering (including the price per security proposed to be sold in such offering), the Company shall include in such Demand Registration and offering (i) first, the number of Registrable Securities requested to be

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included therein by the Securityholders that, in the opinion of such underwriters, can be sold without having such adverse effect, allocated pro rata among the sellers thereof with such allocation to be based on the number of Registrable Securities as to which registration has been requested by such sellers, and (ii) second, such number of other securities proposed to be included therein by any other Persons (including for the account of the Company) that, in the opinion of such underwriters, can be sold without having such adverse effect, allocated among such Persons in such manner as the Company may determine.

(c)                                  Piggyback Registration.

(i)                                     If, at any time and from time to time, no Registration Statement is available in respect of a Resale Shelf Registration of Registrable Securities as a result of the failure of the Company to be eligible to register the sale of Registrable Securities on Form S-3 (or any successor form thereto) and the Company proposes to file a Registration Statement under the Securities Act with respect to any offering of Shares or Exchangeable Bonds for its own account or for the account of any Person (other than (1) a Demand Registration or (2) a registration on Form S-4 or S-8 or any successor form thereto), then, as soon as practicable (but in no event less than 20 days prior to the proposed date of filing such Registration Statement), the Company shall give written notice of such proposed filing to all Securityholders, and such notice shall offer the Securityholders the opportunity to register under such Registration Statement such number of Registrable Securities as each such holder may request in writing (a “Piggyback Registration”).  Subject to Section 2(c)(ii) and Section 2(c)(iii), as applicable, the Company shall include in such Registration Statement all such Registrable Securities which are requested to be included therein within ten (10) days after the receipt by such holder of any such notice; provided, however, that if at any time after giving written notice of its intention to register any securities and prior to the effective date of the Registration Statement, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to each Securityholder and, thereupon, (A) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses in connection therewith); and (B) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities, for the same period as the delay in registering such other securities.  If the offering pursuant to such Registration Statement is to be underwritten, then each Securityholder making a request for a Piggyback Registration pursuant to this Section 2(c)(i) must, and the Company shall, subject to Sections 2(c)(ii), 2(c)(iii) and 7, make arrangements with the underwriters so that each such Securityholder may, participate in such Underwritten Offering. If the offering pursuant to such Registration Statement is to be on any other basis, then each Securityholder making a request for a Piggyback Registration pursuant to this Section 2(c)(i) must, and the Company shall, subject to Sections 2(c)(ii), 2(c)(iii) and 7, make arrangements so that each such holder may, participate in such offering on such basis. Each Securityholder shall be permitted to withdraw all or part of such Securityholder’s Registrable Securities from a Piggyback Registration at any time

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prior to the effective date of the Registration Statement relating to such Piggyback Registration.

(ii)                                  If a Piggyback Registration is initiated as a primary Underwritten Offering on behalf of the Company and the managing underwriters advise the Company that in their opinion the number of securities proposed to be included in such offering exceeds the number of securities that can be sold in such offering without materially delaying or jeopardizing the success of the offering (including the price per security proposed to be sold in such offering), the Company shall include in such registration and offering (A) first, any securities that the Company proposes to sell, and (B) second, the number of Registrable Securities requested to be included therein by the Securityholders that, in the opinion of such underwriters, can be sold without having such adverse effect, allocated pro rata among the sellers thereof with such allocation to be based on the number of Registrable Securities as to which registration has been requested by such sellers.

(iii)                               If a Piggyback Registration is initiated as an Underwritten Offering on behalf of a Person other than the Company, and the managing underwriters advise the Company that in their opinion the number of securities proposed to be included in such registration exceeds the number of securities that can be sold in such offering without materially delaying or jeopardizing the success of the offering (including the price per share of the Common Stock to be sold in such offering), the Company shall include in such registration and offering (A) first, any securities requested to be included therein by Persons requesting such registration, (B) second, the number of Registrable Securities requested to be included therein by the Securityholders that, in the opinion of such underwriters, can be sold without having such adverse effect, allocated pro rata among the sellers thereof with such allocation to be based on the number of Registrable Securities as to which registration has been requested by such sellers, and (C) third, any securities that the Company proposes to sell, to the extent that, in the opinion of such underwriters, such securities can be sold without having such adverse effect.

(iv)                              The Company shall have the right to select the managing underwriter or underwriters to administer any Underwritten Offering pursuant to a Piggyback Registration.

(d)                                 Underwritten Offerings.

(i)                                     A Securityholder that proposes to sell at least the Threshold Amount of Registrable Securities on an underwritten basis (the “Selling Securityholder”) may, by written notice to the Company, designate an offering by it pursuant to a Demand Registration to be an Underwritten Offering. The Selling Securityholder for any Demand Registration effected pursuant to this Section 2(d)(i) shall be permitted to withdraw all or part of any Registrable Securities requested to be included in any Underwritten Offering at any time prior to the pricing for such Offering; provided, however, that such Underwritten Offering shall count as a completed Underwritten Offering for purposes of the limitation contained in Section 2(e). The underwriter or underwriters of any Demand Registration conducted as an Underwritten Offering shall be selected by the Selling Securityholder;

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provided that such underwriter or underwriters shall be reasonably acceptable to the Company.

(ii)                                  Perestroika AS may, in any offering where it proposes to sell at least the Threshold Amount of Registrable Securities, designate such offering to be conducted as a Marketed Underwritten Offering or an Non-Marketed Underwritten Offering by written notice to the Company, whether such offering is pursuant to the Resale Shelf Registration or a Demand Registration. Perestroika AS may only designate an offering to be an Underwritten Offering upon not less than fourteen (14) days prior written notice to the Company.  Perestroika AS shall be permitted to withdraw all or part of any Registrable Securities requested to be included in any Underwritten Offering at any time prior to the pricing for such Offering; provided, however, that such Underwritten Offering shall count as a completed Underwritten Offering for purposes of the limitation contained in Section 2(e). The underwriters of any Underwritten Offering pursuant to this Section 2(d)(ii) shall be selected by Perestroika AS; provided that such underwriters shall be reasonably acceptable to the Company.

(iii)                               Except as otherwise set forth in this Section 2(d), an Underwritten Offering shall not count against the limit on the number of such registrations set forth in Section 2(e) if (A) after the applicable Registration Statement has become effective, such Registration Statement or the related offer, sale or distribution of Registrable Securities thereunder becomes the subject of any stop order, injunction or other order or restriction imposed by the SEC or any other governmental agency or court for any reason not attributable to the Securityholders or their respective Affiliates (other than the Company and its controlled Affiliates) and such interference is not thereafter eliminated so as to permit the completion of the contemplated distribution of Registrable Securities or (B) the conditions specified in the related underwriting agreement, if any, are not satisfied or waived due to a breach by the Company of its covenants, representations or warranties therein, and as a result of any such circumstances described in clause (A) or (B), less than all of the Registrable Securities covered by the Registration Statement is sold by the applicable Securityholders pursuant to such Registration Statement.

(e)                                  Limitation on Demand Registrations and Underwritten Offerings.  The Securityholders shall be entitled to annually request two (2) Demand Registrations (regardless whether or not completed as Underwritten Offerings) and one (1) Marketed Underwritten Offering and one (1) Non-Marketed Underwritten Offering, each of which is not completed as a Demand Registration.  No Securityholder shall be entitled to request a Demand Registration or Underwritten Offering (i) within ninety (90) days after the effective date of any prior Demand Registration or the pricing date of any Underwritten Offering or (ii) when the Company is diligently pursuing an Underwritten Offering.

(f)                                   Termination.  Notwithstanding the foregoing, the Company shall not be obligated to make any registration pursuant to this Agreement, keep any such Registration Statement effective, or to permit Registrable Securities to be registered, offered or sold under any Registration Statement, at any time on or after the Termination Date.

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Section 3.                                           Suspension Periods; Blackout Periods.

(a)                                 Suspension Periods.  The Company may (i) delay the filing of a Registration Statement (and, if it so chooses, withdraw any Registration Statement that has been filed) or (ii) by delivering notice to each Securityholder, suspend the use of any Registration Statement currently effective with regard to the Registrable Securities, but in each case described in clauses (i) and (ii) only if the Company’s senior management determines in good faith that the registration would, if not delayed or suspended, require the Company to disclose material information that would not otherwise be required to be disclosed at that time and that such disclosure would materially adversely affect the Company and its subsidiaries taken as a whole or materially interfere with, or jeopardize the success of, any pending or proposed material transaction, including any material debt or equity financing, any material acquisition or disposition, any material recapitalization or reorganization or any other material transaction. Any period during which the Company has delayed a filing or suspended use of a Registration Statement pursuant to this Section 3, through delivery of the related End of Suspension Notice, is herein called a “Suspension Period.” In no event shall there be more than two (2) Suspension Periods during any rolling period of three hundred sixty-five (365) days, and the number of days covered by any one or more Suspension Periods shall not exceed ninety (90) days in the aggregate during any rolling period of three hundred sixty-five (365) days.  The Company shall provide written notice of any Suspension Period (a “Suspension Notice”) to each Securityholder, but shall not be obligated under this Agreement to disclose the reasons therefor.  Each Securityholder agrees to keep the existence of each Suspension Period confidential and not to effect any offers or sales of Registrable Securities pursuant to the applicable Prospectus and Registration Statement (or any related filings) at any time after it has received a Suspension Notice from the Company and prior to receipt of an End of Suspension Notice.  If so directed by the Company, each Securityholder will deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Securityholder’s possession, of the prospectus covering the Registrable Securities at the time of receipt of the Suspension Notice.  Securityholders may recommence effecting sales of Registrable Securities pursuant to the applicable prospectus and registration statement (or any related filings) following written notice to such effect delivered by the Company (an “End of Suspension Notice”).  The Company shall deliver an End of Suspension Notice to the Securityholders promptly following such time as the grounds for such Suspension Period cease to apply.

(b)                                 Blackout Periods.  Unless the Company otherwise permits by notice in writing to the Securityholder, the Securityholder shall not make any offers or sales of Registrable Securities pursuant to any Registration Statement during the period (each, a “Blackout Period”) beginning on the first day of each fiscal quarter of the Company and ending two full trading days after the Company publicly issues its earnings release for the immediately preceding fiscal quarter (or fiscal year in the case of the fourth fiscal quarter).  For these purposes, a “full trading day” means at least one full-day trading session on the New York Stock Exchange shall have elapsed after the public issuance of such earnings release.

(c)                                  Limitation on Suspension Periods and Blackout Periods. Notwithstanding anything herein to the contrary, the number of days covered by any one or more Blackout Periods or

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Suspension Periods shall not exceed two-hundred twenty (220) days in the aggregate during any rolling period of three hundred sixty-five (365) days.

Section 4.                                           Registration Procedures.

(a)                                 The Company shall use its reasonable best efforts to effect the registration of the Registrable Securities in accordance with the terms of this Agreement and, pursuant thereto, the Company shall, as soon as practical as provided herein:

(i)                                     subject to the other provisions of this Agreement, use reasonable best efforts to prepare and file with the SEC a Registration Statement with respect to such Registrable Securities and cause such Registration Statement to become effective (unless it is automatically effective upon filing); and before filing a Registration Statement or Prospectus or any amendments or supplements thereto, furnish to the Securityholders copies of all such documents proposed to be filed, including documents incorporated by reference in the Prospectus and, if requested by the Securityholders, one set of the exhibits incorporated by reference, and the Securityholders and a single counsel selected by the Securityholders (“Securityholders’ Counsel,” which shall initially, following execution of this Agreement, be Cleary Gottlieb Steen & Hamilton LLP, and may thereafter be changed by action of a Majority of the Securityholders) shall have a reasonable opportunity to review and comment on the Registration Statement and each such Prospectus (and each amendment or supplement thereto) before it is filed with the SEC and the Company shall use reasonable best efforts to reflect in such documents any comments a Securityholder or such counsel may reasonably propose, and the Securityholders shall have the opportunity to object to any information pertaining to the Securityholders that is contained therein and the Company will make the corrections reasonably requested by the Securityholders with respect to such information prior to filing any Registration Statement or Prospectus or any amendment or supplement thereto;

(ii)                                  use reasonable best efforts to prepare and file with the SEC such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to comply with the applicable requirements of the Securities Act and to keep such Registration Statement effective for the relevant period required hereunder, but no longer than is necessary to complete the distribution of the Registrable Securities covered by such Registration Statement, and to comply with the applicable requirements of the Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement during such period in accordance with the intended methods of disposition set forth in such Registration Statement;

(iii)                               use reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement, or the lifting of any suspension of the qualification or exemption from qualification of any Registrable Securities for sale in any jurisdiction in the United States;

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(iv)                              furnish to the Securityholders, without charge, conformed copies of each Registration Statement and amendment thereto and copies of each supplement thereto promptly after they are filed with the SEC (but only one set of exhibits thereto need be provided); and deliver, without charge, such number of copies of the preliminary and final Prospectus and any supplement thereto as the Securityholders may reasonably request in order to facilitate the disposition of the Registrable Securities of the applicable Securityholder covered by such Registration Statement in conformity with the requirements of the Securities Act;

(v)                                 use reasonable best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such U.S. jurisdictions as the Securityholders reasonably request and continue such registration or qualification in effect in such jurisdictions for as long as the applicable Registration Statement may be required to be kept effective under this Agreement (provided that the Company will not be required to (1) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph (v), (2) subject itself to taxation in any such jurisdiction or (3) consent to general service of process in any such jurisdiction);

(vi)                              notify the Securityholders (and, if any Underwritten Offering of Registrable Securities is then pending, the underwriters thereof) at any time when a Prospectus relating any offer and sale of Registrable Securities is required under the Securities Act to be delivered of the occurrence of any event as a result of which the Prospectus included in such Registration Statement contains an untrue statement of a material fact or omits a material fact necessary to make the statements therein not misleading, and, at the request of the Securityholders, the Company shall use reasonable best efforts to prepare, as soon as practical, and in any event within two business days, a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus shall not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading;

(vii)                           use reasonable best efforts to cause all such Registrable Securities to be listed on each securities exchange on which securities of the same class issued by the Company are then listed;

(viii)                        make generally available to its shareholders a consolidated earnings statement (which need not be audited) for a period of twelve (12) months beginning after the effective date of the Registration Statement as soon as reasonably practicable after the end of such period, which earnings statement shall satisfy the requirements of an earnings statement under Section 11(a) of the Securities Act and Rule 158 thereunder;

(ix)                              promptly notify the Securityholders (and, if any Underwritten Offering of Registrable Securities is then pending, the underwriters thereof):

(1)                                 when the Registration Statement, any pre-effective amendment, the Prospectus or any Prospectus supplement or any post-effective amendment to the

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Registration Statement has been filed and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective;

(2)                                 of any request by the SEC for amendments or supplements to the Registration Statement or the Prospectus or for any additional information regarding the Securityholder;

(3)                                 of the notification to the Company by the SEC of its initiation of any proceeding with respect to the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement; and

(4)                                 of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the applicable securities or blue sky laws of any jurisdiction;

(x)                                 in the case of an Underwritten Offering in which any Securityholder participates, enter into an underwriting agreement in a form reasonably satisfactory to the Company containing such provisions (including provisions for indemnification, lockups, opinions of counsel and comfort letters) as are customary and reasonable for an offering of such kind, and take all such other customary and reasonable actions as the managing underwriters of such offering may request in order to facilitate the disposition of such Registrable Securities (including, if the Underwritten Transaction is designated as a Marketed Underwritten Transaction by Perestroika AS, making members of senior management of the Company available to participate in “road-show” and other customary marketing activities) and allow each Securityholder participating in the Underwritten Offering and such Securityholder’s Counsel to participate in the negotiation of the applicable underwriting agreement and approve its terms;

(xi)                              in the case of an Underwritten Offering, make such representations and warranties to the sellers of the Registrable Securities covered by such Registration Statement and to the underwriters, if any, in form, substance and scope as are customarily made by issuers to underwriters and selling holders, as the case may be, in underwritten public offerings of substantially the same type;

(xii)                           in the case of an Underwritten Offering in which any Securityholder participates, and to the extent not prohibited by applicable law or pre-existing applicable contractual restrictions, (A) make reasonably available, for inspection by the participating Securityholders, Securityholders’ Counsel, the managing underwriters of such offering and one counsel (and one accountant) for such managing underwriter, pertinent corporate documents and financial and other records of the Company and its subsidiaries and controlled Affiliates, (B) cause the Company’s officers and employees to supply information reasonably requested by the participating Securityholders or such managing underwriters or attorney in connection with such offering, (C) make the Company’s independent accountants available for any such managing underwriters’ due diligence; provided, however, that such records and other information shall be subject to such confidential treatment as is customary for underwriters’ due diligence reviews and (D)

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cooperate in connection with any filings required to be made with the Financial Industry Regulatory Authority, as applicable; and

(b)                                 keep Securityholders’ Counsel reasonably apprised as to the intention and progress of the Company with respect to any Registration Statement hereunder, including by providing Securityholders’ Counsel with copies of all written correspondence with the SEC in connection with any Registration Statement or Prospectus filed hereunder.

(c)                                  During any period in which a Registration Statement is permitted to be used for the sale of Registrable Securities pursuant to this Agreement, such Registration Statement (including any amendments thereto) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein not misleading, and no Prospectus (including any supplements thereto) relating to such Registration Statement shall contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case, except for any untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact made in reliance on and in conformity with written information furnished to the Company by or on behalf of any Securityholder or any underwriter specifically for use therein.

(d)                                 At all times after the Company has filed a Registration Statement with the SEC pursuant to the requirements of the Securities Act and until the Termination Date, the Company shall use reasonable best efforts to continuously maintain in effect the Registration Statement under Section 12 of the Exchange Act.

(e)                                  The Company will use its reasonable efforts to timely file all reports required to be filed by it under the Securities Act and the Exchange Act, and will take such further action as any Securityholder may reasonably request, all to the extent required to enable such Securityholders to sell Registrable Securities pursuant to Securities Act Rule 144.  In furtherance of the foregoing, so long as any party hereto owns any Registrable Securities, the Company will furnish to such Person forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of Rule 144, the Securities Act and the Exchange Act; a copy of the most recent annual or quarterly report publicly filed by the Company; and such other publicly filed reports and documents as such Person may reasonably request in availing itself of any rule or regulation of the Securities and Exchange Commission allowing such Person to sell any such securities without registration.

(f)                                   Each Securityholder agrees by having its securities treated as Registrable Securities hereunder that, upon being advised in writing by the Company of the occurrence of an event pursuant to Section 4(a)(vi), the Securityholder will immediately discontinue (and direct any other Persons making offers and sales of Registrable Securities to immediately discontinue) offers and sales of Registrable Securities until it is advised in writing by the Company that the use of the Prospectus may be resumed and is furnished with a supplemented or amended Prospectus as contemplated by Section 4(a)(vi), and, if so directed by the Company, the Securityholder will deliver to the Company all copies, other than permanent file copies then in the Securityholder’s

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possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice.

(g)                                  The Company may prepare and deliver an issuer free-writing prospectus (as such term is defined in Rule 405 under the Securities Act) in lieu of any supplement to a prospectus, and references herein to any “supplement” to a Prospectus shall include any such issuer free-writing prospectus. Neither the Securityholder nor any other seller of Registrable Securities may use a free-writing prospectus to offer or sell any such stock without the Company’s prior written consent.

(h)                                 It is understood and agreed that any failure of the Company to file a registration statement or any amendment or supplement thereto or to cause any such document to become or remain effective or usable within or for any particular period of time as provided in Section 2 or 4 or otherwise in this Agreement, due to reasons that are not reasonably within its control, or due to any refusal of the SEC to permit a registration statement or prospectus to become or remain effective or to be used because of unresolved SEC comments thereon (or on any documents incorporated therein by reference) despite the Company’s good faith and diligent efforts to resolve those comments, shall not be a breach of this Agreement. However, neither shall any such failure relieve the Company of its obligations hereunder to use reasonable best efforts to remedy such failure.

(i)                                     It is further understood and agreed that the Company shall not have any obligations under this Section 4 at any time on or after the Termination Date.

Section 5.                                           Registration Expenses.

(a)                                 All expenses incident to the Company’s performance of or compliance with this Agreement, including all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, Financial Industry Regulatory Authority fees, listing application fees, printing expenses, transfer agent’s and registrar’s fees, cost of distributing Prospectuses in preliminary and final form as well as any supplements thereto, fees and disbursements of counsel for the Company and all independent certified public accountants and other Persons retained by the Company, and fees and disbursements of Securityholders’ Counsel in connection with the filing of any Registration Statement (or any amendment or supplement thereto) or any Underwritten Offering (all such expenses being herein called “Registration Expenses”) (but not including any underwriting discounts or commissions attributable to the sale of Registrable Securities or fees and expenses of counsel representing any underwriters or other distributors), shall be borne by the Company.

(b)                                 The obligation of the Company to bear the expenses described in Section 5(a) shall apply irrespective of whether a registration becomes effective, is withdrawn or suspended, is converted to another form of registration and irrespective of when any of the foregoing shall occur; provided, however, that Registration Expenses for any Registration Statement withdrawn solely at the request of the Securityholder shall be borne by the Securityholder.

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Section 6.                                           Indemnification.

(a)                                 The Company shall indemnify and hold harmless, to the fullest extent permitted by law, each Securityholder, its officers and directors and each Person who controls such Securityholder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities, judgments, costs (including reasonable costs of investigation) and expenses (including reasonable attorneys’ fees) arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus or any amendment thereof or supplement thereto or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are made in reliance and in conformity with information furnished in writing to the Company by any Securityholder expressly for use therein.

(b)                                 In connection with any Registration Statement in which any Securityholder is participating, such Securityholder shall indemnify and hold harmless, to the fullest extent permitted by law, the Company, its officers and directors and each Person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities, judgments, costs (including reasonable costs of investigation) and expenses (including reasonable attorneys’ fees) arising out of or based upon any untrue or alleged untrue statement of material fact contained in the Registration Statement or Prospectus, or any amendment or supplement thereto or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that the same are made in reliance and in conformity with information furnished in writing to the Company by such Securityholder expressly for use therein.

(c)                                  Any Person entitled to indemnification hereunder shall, if a claim in respect thereof is to be made against an indemnifying Person hereunder, (i) give prompt written notice to the indemnifying Person of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying Person to assume the defense of such claim with counsel reasonably satisfactory to the indemnified Person. Failure so to notify the indemnifying Person shall not relieve it from any liability that it may have to an indemnified Person (1)  under this Section 6, except to the extent that the indemnifying Person does not suffer actual prejudice as a result of such failure, or (2) otherwise than under this Section 6. If such defense is assumed, the indemnifying Person shall not be subject to any liability for any settlement made by the indemnified Person without its consent (but such consent will not be unreasonably withheld). An indemnifying Person who is entitled to, and elects to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one separate counsel (in addition to one local counsel) for all Persons indemnified by such indemnifying Person with respect to such claim (and all other claims arising out of the same circumstances), unless in the reasonable judgment of any indemnified Person there may be one or more legal or equitable defenses available to such indemnified Person which are in addition to or may conflict with those available to another indemnified Person with respect to such claim, in which case such maximum number of counsel for all indemnified Persons shall be two rather than one). The indemnifying Person shall not consent to the entry of any judgment or enter into or agree to any settlement relating to a claim or action for which any indemnified Person would be entitled to indemnification by any

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indemnifying Person hereunder unless such judgment or settlement (A) includes as an unconditional term the giving, by all relevant claimants and plaintiffs to such indemnified Person, of a release, satisfactory in form and substance to such indemnified Person, from all liabilities in respect of such claim or action for which such indemnified Person would be entitled to such indemnification and (B) does not include any statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified Person. The indemnifying Person shall not be liable hereunder for any amount paid or payable or incurred pursuant to or in connection with any judgment entered or settlement effected with the consent of an indemnified Person unless the indemnifying Person has also consented to such judgment or settlement (but such consent will not be unreasonably withheld).

(d)                                 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified Person or any officer, director or controlling Person of such indemnified Person and shall survive the transfer of securities and the Termination Date but only with respect to offers and sales of Registrable Securities made before the Termination Date.

(e)                                  If the indemnification provided for in or pursuant to this Section 6 is due in accordance with the terms hereof, but is held by a court to be unavailable or unenforceable in respect of any losses, claims, damages, liabilities or expenses referred to herein, then each applicable indemnifying Person, in lieu of indemnifying such indemnified Person, shall contribute to the amount paid or payable by such indemnified Person as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying Person on the one hand and of the indemnified Person on the other in connection with the statements or omissions which result in such losses, claims, damages, liabilities or expenses as well as any other relevant equitable considerations. The relative fault of the indemnifying Person on the one hand and of the indemnified Person on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying Person or by the indemnified Person, and by such Person’s relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. In no event shall the liability of any Securityholder be greater in amount than the amount for which such indemnifying Person would have been obligated to pay by way of indemnification if the indemnification provided for under Section 6(a) or 6(b) had been available under the circumstances.

Section 7.                                           Participation in Registration.

(a)                                 The Company may require each Securityholder to furnish to the Company any information regarding such Person as the Company may from time to time reasonably request in connection with the registration, offer and sale of such Securityholder’s Registrable Securities.  No Person shall be entitled to participate in any registration under this Agreement unless such Person completes and executes all questionnaires reasonably requested, and provides all other information reasonably requested, by the Company pursuant to this Section 7.

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(b)                                 No Person may participate in any registration under this Agreement to be conducted as an Underwritten Offering unless such Person (i) agrees to sell such Person’s securities on the basis provided in the applicable underwriting arrangements for such offering (including, pursuant to the terms of any over-allotment or “green shoe” option requested by the managing underwriter(s), provided that no Securityholder will be required to sell more than the number of Registrable Securities that such Securityholder has requested the Company to include in any registration) and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, custody agreements and other documents reasonably required under the terms of such underwriting arrangements.

Section 8.                                           Securities Act Restrictions.

The Registrable Securities are restricted securities or control securities under the Securities Act and may not be offered or sold except pursuant to an effective registration statement or an available exemption from registration under the Securities Act. Accordingly, each Securityholder agrees that it shall not, directly or through others, offer or sell any Registrable Securities in contravention of the applicable restrictions on transfer set forth in the indenture governing the Exchangeable Bonds. The Company may impose stop-transfer instructions with respect to any Registrable Securities that are to be transferred in contravention of this Agreement (including this Section 8). Any certificates representing any Registrable Securities may bear a legend (and the applicable securities registry may bear a notation) as provided for in the indenture governing the Exchangeable Bonds. Subject to the provisions of this Section 8, the Company will, as requested, replace any such legended certificates with unlegended certificates or transfer the Registrable Securities represented thereby into the clearing system through which freely transferable securities of that class are primarily held, in either case promptly upon request by any Securityholder, in order to facilitate a lawful transfer or at any time after such actions would result in such securities ceasing to be Registrable Securities.

Section 9.                                           Transfers of Rights.

(a)                                 Upon any transfer of Registrable Securities (other than a transfer by Perestroika AS) that occurs during a period when (i) no Registration Statement is available in respect of a Resale Shelf Registration of Registrable Securities pursuant to Section 2(a)(ii) or (ii) a Suspension Period or Blackout Period is ongoing (such period specified in clauses (i) and (ii), a “Permitted Transfer Period”), the transferee shall automatically become and have the rights of a Securityholder with respect to the Registrable Securities so transferred; provided that any transferee that becomes a Securityholder must sign a written acknowledgement that it has become a Securityholder and comply with the requirements of Section 7 in order to assert any rights hereunder. Any transferee receiving Registrable Securities in a transfer from Perestroika AS (other than a transfer pursuant to Section 9(b)) or in a transfer that does not occur during a Permitted Transfer Period shall not be entitled to any rights of a Securityholder under this Agreement and such transferred securities shall no longer be considered Registrable Securities for any purpose under this Agreement.

(b)                                 Upon any transfer of Registrable Securities by Perestroika AS to any of its Affiliates, such Affiliate shall automatically become and have the same rights as Perestroika AS

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has under this Agreement with respect to the Registrable Securities so transferred; provided that (i) such Affiliate that becomes a Securityholder must sign a written acknowledgement that it has become a Securityholder and comply with the requirements of Section 7 in order to assert any rights hereunder and (ii) such Affiliate shall automatically cease to be and to have the rights of a Securityholder with respect to any transferred Registrable Securities for any purpose under this Agreement if it at any time ceases to be an Affiliate of Perestroiaka AS.

(c)                                  Any transferor of Registrable Securities shall automatically cease to be and to have the rights of a Securityholder with respect to any transferred Registrable Securities for any purpose under this Agreement. Notwithstanding the foregoing, any Securityholder that ceases to be the owner of any Registrable Securities shall automatically cease to be and to have the rights of a Securityholder for any purpose under this Agreement. With respect to any Person that ceases to be a Securityholder (either entirely or only with respect to transferred securities), the rights and obligations of such Person arising under Section 6 or otherwise hereunder with respect to periods and matters existing before such cessation shall survive such cessation.

(d)                                 Notwithstanding any other provision of this Agreement, however, no Person to whom Registrable Securities are transferred (other than transfers permitted pursuant to Section 9) shall have any rights as a Securityholder hereunder, and no such Registrable Securities transferred to or held by any such other Person shall have the benefits afforded to Registrable Securities hereunder.

Section 10.                                    Other Registration Rights.  The Company represents and warrants that it is not a party to, or otherwise subject to, any other agreement granting registration rights to any other Person with respect to any securities of the Company, other than this Agreement.  Except as provided in this Agreement, the Company shall not grant to any Person the right to request the Company to register any equity securities of the Company, or any securities convertible or exchangeable into or exercisable for such securities, without the approval of a Majority of the Securityholders.

Section 11.                                    Miscellaneous.

(a)                                 Notices. Except as otherwise provided herein, all notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be hand delivered, mailed (postage prepaid) by registered or certified mail or sent by e-mail or facsimile transmission (with telephone confirmation promptly thereafter),

If to Transocean:

Transocean Ltd.
Turmstrasse 30
CH-6300 Zug, Switzerland
Attention:  Sandro Thoma, Corporate Secretary
E-mail:  Sandro.Thoma@deepwater.com

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With a copy to:

King & Spalding LLP
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309
Attention:  Keith M. Townsend
E-mail:  ktownsend@kslaw.com

If to TINC:

Transocean Inc.
70 Harbour Drive, Floor 4
P.O. Box 10342
George Town, Grand Cayman
Cayman Islands, KY-1003
Attention:  Steve McFadin, President
E-mail:  Steve.McFadin@deepwater.com

With a copy to:

King & Spalding LLP
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309
Attention:  Keith M. Townsend
E-mail:  ktownsend@kslaw.com

If to any Securityholder, to the address listed on Schedule I hereto for such Securityholder, or such updated address as such Securityholder or its successor or permitted transferee pursuant to Section 9 has provided through notice to Transocean and TINC in accordance with this Section 11(a), with a copy to:

Cleary Gottlieb Steen & Hamilton LLP
City Place House, 55 Basinghall Street
London EC2V 5EH, England
Attention:  Pierre-Marie Boury, Esq.
E-mail: pboury@cgsh.com

or at such other address as any such party hereto may specify by written notice to the others, and, except as otherwise provided herein, each such notice, request, consent and other communication shall for all purposes of the Agreement be treated as being effective or having been given when delivered personally or by mail or, in the case of e-mail or facsimile delivery, upon receipt of e-mail or facsimile confirmation of delivery and telephonic confirmation.

(b)                                 No Waivers. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

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The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(c)                                  Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, it being understood that there are no intended third party beneficiaries hereof.

(d)                                 Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York.

(e)                                  Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby must be brought in any federal or state court located in the Borough of Manhattan in The City of New York, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11(a) shall be deemed effective service of process on such party.

(f)                                   Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY TO THE FULLEST EXTENT PERMITTED BY LAW.

(g)                                  Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by e-mail or facsimile) and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

(h)                                 Entire Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes and replaces all other prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof.

(i)                                     Captions. The headings and other captions in this Agreement are for convenience and reference only and shall not be used in interpreting, construing or enforcing any provision of this Agreement.

(j)                                    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in

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full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(k)                                 Amendments. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given without the prior written consent of the Company and a Majority of the Securityholders hereunder.

[Signature Page Follows]

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IN WITNESS WHEREOF, this Registration Rights Agreement has been duly executed by each of the parties hereto as of the date first written above.

Transocean Ltd.

By:	/s/ Stephen Hayes
Name: Stephen Hayes
Title: Sr. Vice President — Tax and Asset Management

Transocean Inc.

By:	/s/ C. Stephen McFadin
Name: C. Stephen McFadin
Title: President

[Signature Page to Registration Rights Agreement]

PERESTROIKA:

Perestroika AS

By:	/s/ Frederik W. Mohn
Name: Frederik W. Mohn
Title: Chairman and Sole Director

[Signature Page to Registration Rights Agreement]

APOLLO ASSET:

Apollo Asset Ltd.

By:	/s/ Arne Fredly
Name: Arne Fredly
Title: President

[Signature Page to Registration Rights Agreement]

ARCM:

ARCM Distressed Energy Opportunities Master Fund Ltd.

By:	/s/ Bill Wong
Name: Bill Wong
Title: Authorized Signatory, CFO of ARCM

ARCM Master Fund II Ltd.

By:	/s/ Bill Wong
Name: Bill Wong
Title: Authorized Signatory, CFO of ARCM

ARCM Master Fund III Ltd.

By:	/s/ Bill Wong
Name: Bill Wong
Title: Authorized Signatory, CFO of ARCM

[Signature Page to Registration Rights Agreement]

BASSO CAPITAL:

Basso Capital Management, L.P.

By:	/s/ Dwight C. Nelson
Name: Dwight C. Nelson
Title: Managing Partner

[Signature Page to Registration Rights Agreement]

Schedule 1

Securityholder	Notice Address

Perestroika AS	Statsh Michelsens Veg 38 5230 Paradis Attn: Frederick W. Mohn

Apollo Asset Ltd.	c/o Arne Fredly Boulevard d’IItalie 29 MC-98000 Monaco Email: arne@fredly.info

ARCM Distressed Energy Opportunities Master Fund Ltd. ARCM Master Fund II Ltd. ARCM Master Fund III Ltd.	c/o Asia Research and Capital Management Ltd. 21/F, Shanghai Commercial Bank Tower 12 Queens Road Central Hong Kong

Basso Capital Management, L.P.	Basso Capital Management, L.P. 1266 East Main Street Stamford, CT 06902 Attn.: Dwight Nelson Email: ms@bassocap.com; dnelson@bassocap.com

[Signature Page to Registration Rights Agreement]

EXHIBIT 99.1

TRANSOCEAN LTD.  CLOSES THE ACQUISITION OF SONGA OFFSHORE SE

STEINHAUSEN, Switzerland — January 30, 2018 — Transocean Ltd. (NYSE: RIG) announced today that it has closed the acquisition of Songa Offshore SE (“Songa Offshore”). Transocean currently owns 187,390,391 Songa Offshore shares representing approximately 97.5% of the total shares in Songa Offshore on a fully diluted basis.

Transocean intends to promptly initiate a compulsory acquisition of the remaining outstanding shares of Songa Offshore in accordance with the procedures set out in the combined prospectus and offer document and applicable laws. The compulsory acquisition is subject to approval by the Cyprus Securities and Exchange Commission (“CySEC”) and compliance with applicable requirements of U.S. and Norwegian securities law.

Transocean expects to complete the compulsory acquisition by the end of the first quarter 2018.

About Transocean

Transocean is a leading international provider of offshore contract drilling services for oil and gas wells. The company specializes in technically demanding sectors of the global offshore drilling business with a particular focus on deepwater and harsh environment drilling services, and believes that it operates one of the most versatile offshore drilling fleets in the world.

Transocean owns or has partial ownership interests in, and operates a fleet of 39 mobile offshore drilling units consisting of 26 ultra-deepwater floaters, seven harsh environment floaters, two deepwater floaters and four midwater floaters. In addition, Transocean has three ultra-deepwater drillships under construction or under contract to be constructed. The company also operates two high-specification jackups that were under drilling contracts when the rigs were sold, and the company continues to operate these jackups until completion or novation of the drilling contracts.

For more information about Transocean, please visit: www.deepwater.com.

Forward-Looking Statements

Any statements in this release that are not historical facts may be forward-looking statements that involve certain risks, uncertainties and assumptions. All forward-looking statements included in this release are based on information available to the company as of the date of this communication and current expectations, forecasts and assumptions. Forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those anticipated. These risks and uncertainties include the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the compulsory acquisition; difficulties that may be encountered in integrating the combined businesses and realizing the potential synergies of the combination; and the other risks and uncertainties included in the Registration Statement on Form S-4 filed by the company on December 20, 2017 or in the company’s most recent Form 10-K, Forms 10-Q and other filings with the U.S. Securities and Exchange Commission (the “SEC”). No forward-looking statements in this release should be relied upon as representing the company’s views or expectations as of any subsequent date, and the company does not undertake any obligation to revise or update any such forward-looking statement to reflect events or circumstances that may arise after the statement was made.

Additional Information

In connection with the compulsory acquisition, Transocean Ltd. and Transocean Inc. (the “Offerors”) will file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the shares and exchangeable bonds to be issued in the compulsory acquisition (the “Prospectus”). When available, the Offerors will distribute the Prospectus to certain securityholders of Songa in the United States in connection with the compulsory acquisition. The Offerors are also expected to file an offer document with the Financial Supervisory Authority of Norway (the “Norwegian FSA”).

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ CAREFULLY THE PROSPECTUS REGARDING THE COMPULSORY ACQUISITION IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPULSORY ACQUISITION. You may obtain, free of charge, copies of the Prospectus and Registration Statement, when available, and other relevant documents filed by the Offerors with the SEC, at the SEC’s website at: www.sec.gov. In addition, shareholders may obtain free copies of the Prospectus and other relevant documents filed by the Offerors with the SEC from the company’s website at:  www.deepwater.com.

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that the Offerors may file with the SEC in connection with the compulsory acquisition. The final terms and further provisions regarding the compulsory acquisition will be disclosed in the offer document after the publication has been approved by the Norwegian FSA and in documents that will be filed by the Offerors with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

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No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and any applicable European and Norwegian regulations. The compulsory acquisition and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Analyst Contacts:

Bradley Alexander

+1 713-232-7515

Diane Vento

+1 713-232-8015

Media Contact:

Pam Easton

+1 713-232-7647

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